As confidentially submitted to the Securities and Exchange Commission on December 4, 2014.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fenix Parts, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5010	46-4421625
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12901 SW 132 Avenue

Miami, Florida 33186

(630) 480-6413

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kent Robertson

Chief Executive Officer

Fenix Parts, Inc.

12901 SW 132 Avenue

Miami, Florida 33186

(630) 480-6413

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Johnson and Colmar 2201 Waukegan Road, Suite 260 Bannockburn, Illinois 60015 (312) 922-1980 Attn: Craig P. Colmar Michael Bonn	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600 Attn: Edward S. Best

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock $0.01 par value	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of common stock to be sold upon exercise of the underwriters’ over-allotment option, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion, dated , 2015

            Shares

Common Stock

$             Per Share

Fenix Parts, Inc. was founded in January 2014 to acquire eight companies engaged in the recycling and resale of automotive products and has conducted no recycling or resale operations to date. This is the initial public offering of our common stock. We anticipate that the public offering price of our common stock will be between $         and $         per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “FENX.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Fenix Parts, Inc.	$	$

To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares from us at the public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the purchasers on                     , 2015.

Joint Book-Running Managers

BMO Capital Markets

Prospectus dated                     , 2015

FENIX PARTS FACILITIES

FENIX PARTS REGIONAL NETWORKS

Page

Summary	1

Shares Eligible for Future Sale	106
Material U.S. Federal Income Tax Considerations for Non-U.S. Holders	108
Underwriting	112
Legal Matters	117
Experts	117
Where You Can Find More Information	117
Index to Financial Statements	F-1

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with any additional information or information that is different. This prospectus may be used only where it is legal to sell these securities. You should assume that the information in this prospectus is accurate only as of the date of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of these securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

“Fenix,” “Fenix Parts, Inc.” and “fenixparts.com” are trademarks and are the property of Fenix Parts, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

SUMMARY

This summary highlights information contained elsewhere in the prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the headings “Risk Factors,” “Cautionary Disclosure Regarding Forward-Looking Statements,” and “Selected Financial Data.”

Concurrently with the closing of this offering, we plan to acquire in separate acquisitions eleven corporate entities that conduct eight businesses: (i) Don’s Automotive Mall, Inc. (“Don’s”), (ii) Eiss Brothers, Inc. (“Eiss Brothers”), (iii) Gary’s U-Pull It, Inc. (“Gary’s”), (iv) Green Oak Investments LLC dba GO Auto Recycling (“GO Auto”), (v) Horseheads Automotive Recycling, Inc. (“Horseheads”), (vi) Jerry Brown, Ltd. (“Jerry Brown”), (vii) Leesville Auto Wreckers, Inc. (“Leesville”) and (viii) Standard Auto Wreckers, Inc. and its three Canadian affiliates (collectively, “Standard”). We collectively refer to these transactions as the “Combinations,” and all of these companies are collectively referred to as the “Founding Companies.” The Founding Companies will be acquired for cash, or cash and shares of our common stock, or, in the case of the three Canadian affiliates of Standard Auto Wreckers, Inc., cash and shares of our subsidiary. A portion of the net proceeds from this offering will be used to pay the cash portion of the consideration in the Combinations. We will not close the acquisition of any of the Founding Companies unless we close the acquisition of all of the Founding Companies. Furthermore, the closing of the Combinations and this offering are conditioned on the closing of each other. The description of our business that follows assumes that the Combinations have occurred and the operations of the Founding Companies have been combined. See, “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies.”

Unless otherwise indicated by the context, references to “Fenix” refer to Fenix Parts, Inc. solely, and references to the “Company,” “our,” “we,” “us” and similar terms refer to Fenix Parts, Inc., together with the Founding Companies, after giving effect to the Combinations.

For accounting and reporting purposes, Fenix has been identified as the accounting acquirer of each of the Founding Companies. Don’s, Gary’s and Horseheads (collectively, the “Beagell Group”) have historically been under common control and on a combined basis has been identified as an accounting co-predecessor to the Company. Standard’s members (Standard Auto Wreckers, Inc., End of Life Vehicles Inc., Goldy Metals Incorporated and Goldy Metals (Ottawa) Incorporated) are entities that have historically been under common control and on a combined basis have also been identified as an accounting co-predecessor to the Company.

Our Company

We are a leading recycler and reseller of original equipment manufacturer (“OEM”) automotive products. Fenix was founded in January 2014 to combine our eight Founding Companies and create a network that offers sales, fulfillment and distribution in key regional markets in the United States and Canada. Our Founding Companies have been in business an average of 30 years and operate from 13 locations. Our primary business is auto recycling, which is the recovery and resale of OEM parts, components and systems (referred to as “products”) reclaimed from damaged, totaled or low value vehicles. Our customers include collision repair shops (body shops), mechanical repair shops, auto dealerships and individual retail customers.

We provide customers with high quality recycled OEM products, extensive inventory and product availability, responsive customer service and fast delivery. Upon receipt of vehicles, which we primarily purchase at auto salvage auctions, we inventory and then dismantle the vehicles and sell the recycled components. We operate a hub and spoke distribution network allowing us to efficiently move products among our locations and expedite delivery to our customers. We also generate a portion of our revenue from the sale of aftermarket parts, and from the sale as scrap of the unusable parts and materials. For the nine months ended September 30, 2014, the Company generated unaudited pro forma combined revenues, Adjusted EBITDA and net income of $         million, $         million and $         million, respectively. For the year ended December 31, 2013, the Company generated unaudited pro forma combined revenues, Adjusted EBITDA and net income of $105.7 million, $         million and $         million, respectively. For a reconciliation of net income to Adjusted EBITDA, which is a non-GAAP financial measure, see “—Selected Financial Data—Use of Non-GAAP Financial Measurements.”

The recycled OEM products that we sell include mechanical parts used to repair or replace worn or damaged components, such as engines and transmissions, and collision repair parts used to repair vehicles typically involved in a collision, such as door assemblies, trunk lids, lights, fenders and other products. These products are “insurance quality,” which means of a quality that is acceptable for use in a repair paid for by an insurance company. Many consumers and repair facilities use recycled OEM products because they are less expensive than new OEM products and are perceived to be of higher quality and fit than products made by non-OEM manufacturers, known as aftermarket products. Recycled OEM products often are sold as assemblies, which shorten repair times and help reduce labor costs. In addition, insurance companies are increasingly influencing repair facilities to use recycled OEM products as a lower cost alternative to new OEM products.

Typically, damaged, totaled or low value vehicles acquired by insurance companies are resold through auto salvage auctions. Because some insurance companies mandate that recycled OEM products be no older than the vehicle they are used to repair, the majority of the vehicles we acquire are not more than ten years old. We employ software-based inventory management systems to determine what vehicles to purchase and at what price, based upon our estimation of the demand for the products on the vehicle, the prices we can obtain for those products and the final scrap value of the vehicle.

We have nine full-service recycling facilities, concentrated in the Northeastern United States and Southeastern Canada. These locations include Binghamton, NY, Niagara Falls, NY, Pennsburg, PA, Rahway, NJ, Ottawa, Ontario, Port Hope, Ontario, Queensbury, NY, Watertown, NY and Jacksonville, FL. Concentration of our facilities provides significant advantages in distributing our products as well as in bidding for cars at auctions. Our full-service recycling facilities have a total of over 50 bays for the dismantling of vehicles. In 2013, we dismantled and recycled a total of 13,000 vehicles and sold more than 450,000 parts. Our full-service recycling facilities have approximately 500,000 square feet of indoor warehouse space and approximately 150 acres of total storage. Typically, we do not begin to process a vehicle until we have an order for a significant part at which point we process the entire vehicle, removing all resalable parts. Our facilities employ state-of-the art environmental systems for removing hazardous fluids prior to dismantling. We have four self-service locations, two of which are co-located with full-service facilities. Our self-service locations are in Binghamton, NY, Elmira, NY, Ottawa, Ontario and Scarborough, Ontario. At these locations, we allow retail customers to directly dismantle, recover and purchase recycled OEM products. Our self-service recycling facilities have approximately 40,000 square feet of indoor storage space and are situated on approximately 50 acres. Once each of our vehicles has been dismantled, we sell the remaining parts and materials as scrap.

Our customers include collision and mechanical repair shops, auto dealerships and individual retail customers. Competition for sales is based primarily on product availability and delivery times. Our ability to deliver insurance quality OEM products on a same or next day basis is a critical part of obtaining and retaining customers. Customers can go online or call our fulfillment centers to find and order our products. In order to increase the availability of our products, we maintain an extensive inventory. We apply a coordinated regional approach to our inventory management and distribution activities, which allows us to efficiently meet demand within the markets we serve. In 2013, this customer base exceeded 10,000 customers with no single customer accounting for more than 1% of our combined revenue.

Many of our Founding Companies have been operating for multiple generations of ownership and include leaders within the industry. The management of the Founding Companies provides significant industry experience, including extensive buying and inventory expertise, strong customer and industry relationships, knowledge of the regulatory landscape and operational discipline. The operations managers of each of the Founding Companies will continue as members of our management team. See “Management.”

We have entered into agreements with the owners of each of the Founding Companies to combine their businesses. The aggregate consideration to be paid by Fenix in the Combinations, subject to adjustment and including, among other things, amounts held in escrow, amounts payable as bonuses and amounts payable for the reimbursement of certain capital expenditures by certain Founding Companies, consists of approximately $93.1 million in cash, approximately 2.8 million shares of common stock, assuming a public offering price of $10.00 or more, and approximately 1.2 million exchangeable preferred shares of our subsidiary, Fenix Parts Canada, Inc., assuming a public offering price of $10.00 or more (collectively, the “Combination Consideration”). The cash portion of the Combination Consideration is generally subject to adjustment based upon the Founding Companies’ working capital on the closing date, capital expenditures during the six months preceding the closing of the Combinations and certain other factors. The stock portion of the Combination Consideration is subject to adjustment based on the public offering price in this offering. The Combination Consideration was determined by arms-length negotiations between Fenix and representatives of each Founding Company. Each of the owners of the Founding Companies has agreed not to sell their shares of our common stock for 180 days after the date of this prospectus, subject to certain exceptions. For a more detailed description of these transactions, see “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies.”

Our Industry

The Auto Care Association (“ACA”) estimates that the U.S. automotive aftermarket was approximately $238.4 billion in 2013. We operate in the U.S. collision and mechanical repair products market, a subset of the U.S. automotive aftermarket. According to ACA, the U.S. collision and mechanical repair products market was approximately $59.4 billion in 2013.

The automotive recycling industry is highly fragmented, with few multi-facility operators. According to the Automotive Recyclers Association (“ARA”), there are an estimated 9,000 vehicle recyclers in the United States and Canada. We believe that there is only one direct competitor with more than 1% market share within the automotive recycling industry, who we believe has market share of less than 10%.

The automotive recycling industry obtains its insurance quality recycled OEM products from damaged, totaled or low value vehicles purchased at salvage auctions. In 2013, there were over 300 salvage auctions in the U.S. and Canada at which over 2.5 million damaged, totaled or low value vehicles were sold on behalf of automobile insurance companies and other sellers to licensed buyers, such as the Company.

The industry’s direct customers are collision and mechanical shops that use recycled OEM products in vehicle repairs. The industry also indirectly serves insurance companies as they pay for the majority of repairs to insured vehicles and thus have significant influence over the repair process. As insurance companies seek more cost effective repair solutions, collision repair partners are utilizing more recycled OEM products due to their attractive value proposition. Presently, many major U.S. insurance companies are encouraging collision repair shops to reduce costs, thus influencing them to utilize recycled OEM products in the repair of damaged vehicles.

In addition, automotive recycling is considered environmentally responsible, or “green,” as more than 85% by weight of the materials from processed vehicles are typically reclaimed or recycled. We also believe that many environmentally conscious consumers will prefer a recycled product and over time government regulation will continue to favor environmentally friendly solutions.

Our Competitive Strengths

Favorable Industry Dynamics

We believe that demand for recycled OEM products is highly stable and marked by consistent long-term growth due to a number of favorable trends, including the number of vehicles on the road (commonly referred to as the “car parc”), the increasing miles driven and the number and age of drivers. Additionally, we believe the utilization of recycled OEM products over the last decade has continued to increase given the inherent favorable pricing and product availability of recycled OEM products relative to other replacement products.

Competitive Market Position

Upon combining the Founding Companies, we believe that we will have the second largest network of automotive recycling companies in the northeast region of North America (U.S. and Canada) with nine full-service and four self-service recycling locations, two of which are co-located at existing full-service facilities. We believe the strength of our regional network, our customer relationships and our extensive inventory of insurance quality OEM products gives us a competitive advantage and creates high barriers to entry.

Extensive Inventory and Distribution Platform with Broad Customer Reach

Our extensive inventory of insurance quality recycled OEM products and our distribution infrastructure give us the ability to help our customers reduce repair cycle time by delivering our products typically the same or next day. In order to increase the availability of our products, we maintain an extensive inventory and have developed a coordinated regional approach to inventory management and distribution. Our network enables us to reach three of the ten largest cities in North America by population. This customer base exceeds 10,000 customers with no single customer accounting for more than 1% of our combined revenue in 2013.

Dynamic Vehicle Procurement Process

A critical component of our success and growth is our ability to identify and value the products that can be recycled on a vehicle. We have developed a scalable, data-driven approach, utilizing real-time sales and inventory information, which allows us to procure vehicles in a cost-efficient manner, optimize the dismantling process and profitably sell these products to our customers.

Deep Industry Expertise

We benefit from the industry expertise and deep customer relationships that have been established at the Founding Companies over the course of their history as standalone businesses. Our key management personnel at the Founding Companies have served an average of 20 years in the automotive recycling industry and many have held senior leadership positions in key industry trade groups, such as the ARA.

Experienced Management Team

Our senior management has significant experience operating and growing automotive and logistics-based businesses. Prior to joining Fenix, our Chief Executive Officer, Kent Robertson, held several senior leadership positions at Stericycle, Inc. (“Stericycle”), a national reverse logistics and regulated waste management company. Mr. Robertson had more than 20 years of experience managing multi-line decentralized distribution and services businesses at Stericycle and at American Medical Disposal, Inc., a company he co-founded in 1990, which was acquired by Stericycle in 2001. Under Mr. Robertson’s leadership, Stericycle successfully acquired and integrated over 70 acquisitions. Our Chief Financial Officer, Scott Pettit, has significant automotive industry, public company, acquisition and integration experience, including serving from 2001 to 2007 as the Chief Financial Officer of Insurance Auto Auctions, Inc. Our Executive Vice President, David Gold, was the President and a co-owner of

Standard Auto Wreckers, Inc., one of our Founding Companies. A third-generation automobile recycler, Mr. Gold has over 20 years’ experience in our industry and is the President-elect of the ARA.

Attractive Financial Model

We believe our highly variable cost structure, low requirements for capital expenditures (in 2013, our maintenance capital expenditures were less than 1% of pro forma combined revenues) and the stability of the collision and mechanical repair products market combine to enable our business to deliver strong results through a variety of business cycles. We believe that these factors will allow us to produce significant free cash flow and enable us to continue to fund our growth.

Organizational Structure

We will operate on a decentralized basis with an emphasis on regional and local market execution supported by corporate coordination. Local management will continue to operate the businesses and leverage their relationships with customers and suppliers. At the same time, certain administrative functions will be centralized on a regional and, in certain circumstances, a national basis following this offering, including but not limited to corporate strategy and acquisitions, transactional processing, accounting support functions, marketing, systems support, insurance, human resources, information technology and environmental compliance. In addition, by combining overlapping operations of certain of the Founding Companies, we expect to achieve more efficient asset utilization.

Our Strategy

We intend to pursue the following strategies to grow our business and enhance shareholder value:

Enhance and Build our Network through Acquisitions

The acquisition of other OEM automotive products recycling businesses is a key element of our strategy. This will increase our customer base, grow our distribution network and expand our inventory. There are currently an estimated 9,000 participants in the automotive recycling industry, and we expect that there will continue to be an ample number of attractive acquisition candidates. We intend to actively pursue acquisitions to increase customer and route density within our network and expand into new geographic markets, using a disciplined approach to identify and evaluate acquisition candidates.

Organically Grow Market Share and Unit Volume

We have identified initiatives to increase vehicle processing throughput, inventory and product availability, thereby growing revenue, volume and market share. These initiatives include:

•	Expand Dismantling Capacity. We operate over 50 dismantling bays within our full-service auto recycling facilities. We plan to add dismantling bays within our current facility structure to support inventory demand with minimal capital expense or regulatory involvement. We can also add shifts to increase dismantling utilization. We believe these initiatives will help us increase dismantling capacity and productivity, thereby increasing inventory and product availability.

•	Develop an Integrated Technology Platform. We currently utilize third-party software solutions to support our business. We believe this software is sufficient for our current needs, but we intend to adopt an integrated technology platform to support our future growth. We believe that any associated cost would be offset through improvements in salvage vehicle procurement, production management, part pricing, inventory management, marketing, sales, logistics and compliance.

•	Enhance Sales Force Effectiveness. We plan to maintain our sales specialists in their local markets to preserve high levels of service and existing customer relationships. We will also provide our sales force with enhanced training and additional resources to reach new markets and customers.

•	Expand our Logistics Capacity. We will continue to expand our logistics capacity to meet the delivery expectations of our customers (typically the same or next day). We may invest in additional infrastructure, including trucks, employees or transfer hubs, to expand in existing markets and into adjacent markets.

Increase our Margins and Enhance Operating Efficiencies

We have identified certain best practices among our Founding Companies that improve salvage vehicle procurement and dismantling, enhance product delivery and maximize the value of end-of-life vehicles. We plan to implement these best practices across our network to improve the operating margins of our Company and any subsequently acquired businesses. Further, we believe an integrated operating platform within geographic areas will create opportunities for economies of scale as we grow.

Risk Factors

Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects would likely be materially and adversely affected. As a result, the trading price of our common stock would likely decline, and you could lose all or part of your investment. Listed below is a summary of some of the principal risks related to our business:

•	We have not operated as a combined company, and we may not be able to successfully integrate the Founding Companies into one entity.

•	Our business strategy includes growth through acquisitions. If we are unable to finance such acquisitions, or if we are unable to successfully integrate the companies we do acquire, our operating results could be adversely affected.

•	Our success depends in part on the contributions of our executives and managers, including those who were employees of the Founding Companies. The loss of the services of any of them could have an adverse effect on our business or business prospects.

•	The recycled vehicle replacement parts industry is highly competitive with many well-established competitors.

•	Adverse changes in our relationships with our customers or with auction companies would negatively affect our business.

•	Increasingly stringent environmental laws and regulations may adversely affect our business, financial condition or results of operations.

•	One of our Founding Companies is currently the subject of environmental claims. We cannot assure you that we will not become liable for these claims, which would adversely affect our financial position and business prospects.

Our Corporate Information

We are incorporated in Delaware and our corporate offices are located at 12901 SW 132 Avenue, Miami, Florida 33186. Our telephone number is (630) 480-6413. Our website is www.fenixparts.com. None of the information on our website or any other website identified herein is part of this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by us in this offering	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional shares at the public offering price, less underwriting discounts and commissions.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds:

•	To pay approximately $93.1 million, subject to adjustment, representing the cash portion of the Combination Consideration payable to the Founding Companies at the closing of the Combinations;

•	To pay installments of the promissory notes we issued in the aggregate principal amount of $200,000 in connection with the Combinations;

•	To repay approximately $ of debt assumed in the Combinations; and

•	While we have not allocated a specific amount of the remaining net proceeds from this offering to any particular purpose, we may use such remaining net proceeds for the acquisitions of additional businesses and general corporate purposes.

See “Use of Proceeds” and “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “FENX.”

Unless we indicate otherwise, all share, per share and financial data set forth in this prospectus:

•	have been adjusted to give effect to the 2,000-for-1 common stock split, which will occur immediately prior to the closing of this offering;

•	have been adjusted to give effect to the Combinations;

•	assume a public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and no exercise of the underwriters’ option to purchase additional shares;

•	exclude 2,750,000 shares of common stock available for future option grants under our 2014 Incentive Stock Plan; and

•	exclude one share of our special nonvoting stock.

SUMMARY FINANCIAL DATA

(In thousands, except share and per share data)

The following summary historical financial data for Fenix Parts, Inc. (the accounting acquirer and registrant) as of and for the period from its inception through September 30, 2014 are derived from the audited financial statements of Fenix included elsewhere in this prospectus. The following summary historical financial data for the Beagell Group and Standard (the accounting co-predecessors) for the nine months ended September 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, and as of September 30, 2014 are derived from the unaudited combined interim financial statements and audited combined financial statements, respectively, of the Beagell Group and Standard included elsewhere in this prospectus. Such unaudited combined interim financial statements (a) have been prepared on a basis consistent with the audited combined financial statements and the notes thereto, (b) include all adjustments, consisting of normal recurring adjustments that management considers necessary for a fair presentation of the combined financial information in such statements, and (c) include results that are not necessarily indicative of the results that should be expected for the full year.

The summary unaudited pro forma combined financial data as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma financial data give effect to (a) the Combinations, (b) the 2,000-for-1 common stock split, which will occur immediately prior to the completion of this offering and (c) the completion of this offering and the use of the proceeds therefrom. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and, therefore, the actual effects of the transactions reflected in the pro forma data may differ from the effects reflected below. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of these transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions. During the periods presented, Fenix and the Founding Companies were not under common control or management and, therefore, the data presented may not be comparable to, or indicative of, post-combination results.

You should review the information below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Unaudited Pro Forma Combined Financial Statements and the related notes beginning on page F-4 of this prospectus, and the audited and unaudited financial statements of Fenix, the Beagell Group and Standard, and the related notes all included elsewhere in this prospectus.

	Fenix (Designated accounting acquirer)	Pro Forma Combined
	From January 2, 2014 (Inception) to September 30, 2014	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
		(Unaudited)
Statement of Operations Data:

Total revenues	$—	$		$105,691
Gross profit	—			36,985
Operating income (loss)	(2,796)
Net income (loss)	(2,796)
Basic and diluted income (loss) per share(1)	$(2,696.56)	$	$

Weighted average basic and diluted shares outstanding(1)	1,037

Other Data:
Adjusted EBITDA(2)	$(2,796)	$	$

	Beagell Group (Designated accounting predecessor)				Standard (Designated accounting predecessor)

	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2014	2013	2013	2012
	(Unaudited)				(Unaudited)
Statement of Operations Data:
Total revenues	$	$	$30,114	$31,076	$	$	$31,738	$31,037
Gross profit			11,009	11,710			12,024	10,794
Operating income			1,751	2,061			422	417
Net income			1,417	1,693			281	304

Other Data:
Adjusted EBITDA(2)	$	$	$3,290	$3,884	$	$	$2,269	$2,699
Net cash provided by (used in):
Operating activities			2,608	2,499			(850)	1,753
Investing activities			(267)	(1,322)			(3,823)	(132)
Financing activities			(2,390)	(2,584)			249	—

	As of September 30, 2014
	Fenix	Beagell Group	Standard	Pro Forma Combined
			(Unaudited)
Balance Sheet Data:

Cash and cash equivalents	$793	$	$	$
Working capital	99
Total assets	843
Total debt, including current portion	—
Shareholders’ equity	99

(1)	Pro forma earnings per share and related weighted-average shares give effect to the 2,000-for-1 common stock split and assume a public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(2)	EBITDA consists of net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA less reductions in compensation expenses for certain employees. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We believe that Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. See “Selected Financial Data––Use of Non-GAAP Financial Measurements.”

Summary Individual Founding Company Financial Data

(In thousands)

The summary historical financial data for the nine months ended September 30, 2014 and 2013 for each of the Founding Companies, other than the Beagell Group and Standard, are derived from the unaudited interim financial statements of each such Founding Company included elsewhere in this prospectus. Such unaudited interim financial statements (a) have been prepared on a basis consistent with the audited financial statements and the notes thereto, (b) include all adjustments, consisting of normal recurring adjustments that management considers necessary for a fair presentation of the financial information in such statements, and (c) include results that are not necessarily indicative of the results that should be expected for the full year. The summary historical financial data as of and for the years ended December 31, 2013 and 2012 for each of the Founding Companies, other than the Beagell Group and Standard, are derived from the audited financial statements of each such Founding Company included elsewhere in this prospectus.

You should review the information below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements of each of the Founding Companies and the related notes included elsewhere in this prospectus. These summary historical financial results may not be indicative of our future financial or operating results.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(unaudited)
Eiss Brothers
Total revenues	$	$	$10,022	$9,054
Gross profit			2,769	2,854
Operating income			349	271
Net income			348	245

GO Auto
Total revenues	$	$	$8,022	$5,507
Gross profit			2,435	1,730
Operating income			132	102
Net income			84	40

Jerry Brown
Total revenues	$	$	$12,084	$10,652
Gross profit			4,365	4,037
Operating income			694	274
Net income			638	132

Leesville
Total revenues	$	$	$18,202	$16,967
Gross profit			5,038	4,294
Operating income (loss)			219	(182)
Net income (loss)			73	(148)

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, among other things:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

The JOBS Act also permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision, and as a result, we plan to comply with new or revised accounting standards as required when they are adopted by public companies. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different from the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.

We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of the reduced disclosure requirements.

RISK FACTORS

You should carefully consider the risks described below before buying shares in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have no combined operating history, and there are risks associated with the proposed Combinations that could adversely affect the results of our operations.

Fenix was founded in January 2014 but has conducted no operations and generated no revenues to date. Fenix has entered into agreements to combine with each of the Founding Companies simultaneously with, and as a condition to, the sale of the shares in this offering. However, the Founding Companies have operated independently of one another to date. There can be no assurance that we will be able to integrate the operations of the Founding Companies successfully or to institute the necessary systems and procedures, including accounting and financial reporting systems, to manage the combined enterprise on a profitable basis and to report the results of operations of the combined entities on a timely basis. In addition, there can be no assurance that our recently assembled management team will be able to successfully manage the combined entity and effectively implement our operating or growth strategies. The pro forma combined financial results of the Founding Companies cover periods during which they were not under common control or management and, therefore, may not be indicative of the combined entity’s future financial or operating results. Our success will depend on management’s ability to integrate the eight companies we are combining concurrently with this offering and other companies we may acquire in the future into one organization. Our inability to successfully integrate the companies we acquire and to coordinate and integrate certain operational, administrative, financial and information technology systems would have a material adverse effect on our financial condition and results of operations.

If our efforts to locate desirable companies in the business of providing recycled OEM automotive products are not successful or if we are unable to acquire desirable companies on commercially reasonable terms, our revenue growth and profit will be adversely affected.

Following this offering, one of our principal growth strategies will be to increase our revenue through the acquisition of additional businesses within our industry. We expect to face competition in our pursuit to acquire additional businesses, which will limit the number of available companies for sale and may lead to higher acquisition prices. When we identify desirable companies, their owners may not be willing to sell their companies at all or on terms that we have determined to be commercially reasonable. If our efforts to locate and acquire desirable companies are not successful, our revenue and profit growth may be adversely affected.

Our ability to acquire additional businesses may require debt financing that we are unable to obtain on acceptable terms.

Following this offering, the timing, size and success of our acquisition efforts and the associated capital commitments cannot be readily predicted. We intend to use our common stock and cash, if necessary, as consideration for future acquisitions of companies. If our common stock does not maintain a sufficient market value or potential acquisition candidates are unwilling to accept common stock as part of the consideration for the sale of their businesses, we may be required to utilize more of our cash resources, including obtaining additional capital through debt financing. However, there can be no assurance that we will be able to obtain financing if and when it is needed or that it will be available on terms that we deem acceptable. As a result, we may be unable to pursue our acquisition strategy successfully. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Combined Liquidity and Capital Resources,” “Business—Our Strategy.”

We may not be able to successfully integrate future acquisitions or generate sufficient revenues from future acquisitions, which could cause our business to suffer.

If we buy a company or a division of a company, there can be no assurance that we will be able to profitably manage such business or successfully integrate such business without substantial costs, delays or other operational or financial problems. There can be no assurance that the businesses we acquire in the future will achieve anticipated revenues and earnings. Additionally:

•	the key personnel of the acquired company may decide not to work for us;

•	changes in management at an acquired business may impair its relationships with employees and customers;

•	we may be unable to maintain uniform standards, controls, procedures and policies among acquired businesses;

•	we may be held liable for environmental risks and liabilities as a result of our acquisitions, some of which we may not have discovered during our due diligence;

•	our ongoing business may be disrupted or receive insufficient management attention; and

•	we may not be able to realize the cost savings or other financial benefits we anticipated.

Some or all of these factors could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to manage our internal growth, the results of our operations will be adversely affected.

We will attempt to grow our revenues through internal growth as well as through acquisitions. There can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth will also impose significant additional responsibilities on members of senior management. Furthermore, as we grow, our ability to increase productivity and profitability will be limited by our ability to employ, train and retain skilled personnel to provide services to our customers and partners. There can be no assurance that we will be able to maintain an adequate skilled labor force necessary to operate efficiently or that our labor expenses will not increase as a result of a shortage in the supply of skilled personnel. To the extent that we are unable to manage our growth efficiently and effectively, or are unable to attract and retain skilled personnel, our financial condition and results of operations could be materially adversely affected. See “Business—Our Strategy.”

We depend upon the services of our management team.

Our success depends, in part, upon the continuing contributions of our executive officers and key employees at the management level. This includes, in part, continuing efforts from many of the executives and managers of the Founding Companies, whose reputations and client relationships have contributed significantly to the success of those companies. Although we have employment and non-competition agreements with certain of our key executive officers and managers, there is no guarantee that they will not leave. The loss of the services of any of our executive officers or managers, or our failure to attract other executive officers or managers could have a material adverse effect on our business or our business prospects. If we lose the services of any of our key employees at the operating or regional level, we may not be able to replace them with similarly qualified personnel, which could harm our business.

We face intense competition from local, national and internet-based automotive products providers, and this competition could negatively affect our business.

The recycled vehicle replacement parts and automotive recycling industries are highly competitive and are served by local owner-operated companies, several large regional companies and internet-based parts providers. Additionally, in certain regions of the country where we operate, local automotive recycling companies have formed cooperative inventory sharing programs. We currently participate in certain of these programs, but may elect not to in the future. We could also face additional competition in the future from others entering the market, such as OEMs, insurance companies, new parts producers other than OEMs, sometimes referred to as “aftermarket” suppliers, and industry consolidators. Some of our current and potential competitors may have more operational expertise and greater financial, technical, manufacturing, distribution and other resources, longer operating histories, lower cost structures and better key relationships in the insurance and automotive industries. As a result, they may be able to provide products that we are unable to supply, sell their products at lower costs or serve customers we are unable to serve.

If we fail to maintain or adequately replace our relationships with auto body shops, insurers and other customers, through which we make a significant portion of our revenue, our revenue will be adversely affected.

The majority of our products and services are sold to collision repair shops, also known as body shops, and mechanical repair shops. Additionally, we indirectly rely on insurance companies to help drive demand, as insurance companies are increasingly influencing repair facilities to use recycled OEM products as a lower cost alternative to new OEM products. We also generate a portion of our revenue from scrap sales to metal recyclers. If we are not able to continue our current or similar arrangements with these body shops, mechanical repair shops, insurers and scrap metal recyclers, the volume of our sales, revenue and profitability will be materially adversely affected.

An adverse change in our relationships with auction companies could increase our expenses and hurt our relationships with our customers.

Our inventory primarily consists of vehicles offered at salvage auctions operated by companies that own auction facilities in numerous locations across the U.S. We do not typically have contracts with these auction companies. A small number of companies control a large percentage of the salvage auction market in the U.S. and Canada. We acquire substantially all of our salvage autos from two of these auction companies. If either of these companies prohibited us from participating in its auctions, began competing with us, or significantly raised its fees, our business could be adversely affected through higher costs or the resulting potential inability to service our customers. Moreover, we face competition in the purchase of vehicles from direct competitors, rebuilders, exporters and others.

We are subject to environmental regulations and incur costs relating to environmental matters.

We and our operations, both in the U.S. and Canada, are subject to national, state, provincial and local environmental, health and safety laws and regulations governing, among other things:

•	the emission and discharge of wastes, chemicals, contaminants and other hazardous materials into the ground, air, or water;

•	the exposure to hazardous materials; and

•	the generation, handling, storage, use, treatment, identification, reporting, record-keeping, transportation and disposal of industrial by-products, waste water, storm water, solid and hazardous wastes, petroleum products and hazardous materials.

We plan to implement environmental management processes that are designed to facilitate and support our compliance with these requirements and to address current outstanding environmental and operating permit issues. However, if we violate or fail to comply with these laws or regulations we could be fined or otherwise sanctioned by regulators.

Contamination resulting from vehicle recycling processes can include air, soil, surface water and ground water contamination from the release, storage, transportation, or disposal of motor oil, gasoline, or other petroleum products, antifreeze, transmission fluid, waste solvents, chlorofluorocarbons from air conditioners, other hazardous materials, or metals such as aluminum, cadmium, chromium, lead and mercury. Contamination can migrate on-site or off-site which can increase the risk and the amount of any potential liability.

In connection with the Combinations and future acquisitions, we may assume the liabilities of the companies we acquire. Contamination at properties owned or operated by the Founding Companies or companies we acquire in the future may result in liability for us under environmental laws and regulations for the full amount of assessment and remediation-related costs, including those for the investigation and cleanup of contaminated soil, surface water and ground water, building contamination, and impacts to human health, and damages to natural resources. Under certain environmental laws, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, we and our directors and officers could be held responsible for all of the costs relating to any contamination at, or migrating to or from, the Founding Companies’ or any newly acquired company’s past or present facilities and at third-party waste disposal sites. These laws often impose liability even if the owner or operator did not know of, or was not responsible for causing, any such contamination. The costs of complying with environmental laws and regulations and any claims concerning noncompliance or liability with respect to contamination in the future could have a material adverse effect on our financial condition or operating results.

Environmental laws are complex, change frequently and have tended to become more stringent over time. Significant capital and operating costs may be incurred at any time to keep our operations in compliance with environmental, health and safety laws and regulations. If it is not economical to make those expenditures, or if we violate any of these laws and regulations, it may be necessary to restrict or modify our operations, which could have a material adverse effect on our business, financial condition and results of operations.

One of our Founding Companies is the subject of environmental claims.

Groundwater and surface water contamination has been detected at the facility of Goldy Metals Incorporated, doing business as Standard Auto Wreckers (“GMI”), in Toronto, Ontario, as a result of historical releases and a petroleum hydrocarbon spill in November 2010. Since November 2010, the Ontario Ministry of the Environment issued a series of regulatory orders under Ontario’s Environmental Protection Act that required the owner of GMI to investigate and remediate all areas that were contaminated by the spill and to take protective and remedial actions related to its property and operations as well as adjacent areas. We believe GMI has been and is taking necessary steps to remediate the surface water and groundwater contamination. However, as the owner of the Toronto site following the Combinations, we and our directors and officers may be responsible under national and provincial laws and regulations for the assessment, delineation, control, clean-up, remediation, monitoring and verification of, or as a result of, any environmental contamination at that site and any affected off-site areas. The current owner of GMI and certain affiliates have agreed, pursuant to the Combination Agreements, to be responsible for the costs of an additional storm water management, control and discharge system following the completion of the Combinations and this offering. However, there can be no assurance that the current owner of GMI or its affiliates will perform their obligations under such agreements and their failure to perform would require us to undertake these environmental obligations. See “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies.”

The site and operations in Toronto have been operating since the 1960s. During the last decade, the surrounding parkland and agricultural area, as well as the site itself, have been designated part of a new federal urban park. Accordingly, there has been continual governmental, quasi-governmental, and non-governmental body environmental oversight and intervention, including various enforcement initiatives. We anticipate that this will continue following the completion of this offering and of the Combinations.

The Province of Ontario has filed a civil lawsuit against GMI and the owner of the land on which its facility is located claiming damages of CAD $10.5 million plus pre- and post-judgment interest and court costs, for alleged historical and spill-related contamination as well as for alleged property encroachment damage. The lawsuit is currently in the pre-discovery stage. We are not assuming this liability, and GMI, its shareholder and certain affiliates have agreed to indemnify us against any liability that may be imposed on us as a result of this liability. However, we may become legally responsible for this liability as the successor to GMI’s business and lessee of the facility. We cannot assure you that we will not become responsible for this liability, or that GMI and its shareholder or their affiliates will have the capacity to indemnify us in the event we become responsible for this liability in whole or in part. Our responsibility for this liability in whole or in significant part could have a material adverse effect on our results of operations and financial position.

GMI was also charged by the Province of Ontario for causing or permitting an oil spill in Toronto which allegedly impaired a nearby creek. This matter was recently settled through a guilty plea on consent, with GMI paying a penalty of CAD $93,755. A future charge and conviction under the same or other environmental statute in Ontario, could result in the imposition of a minimum fine of CAD $100,000 per day plus a 25% surcharge, up to a maximum of CAD $10 million. We are not assuming this liability, and GMI, its shareholder and certain affiliates have agreed to indemnify us against any liability that may be imposed on us as a result of this liability. However, we may become legally responsible for this liability as the successor to GMI’s business and lessee of the facility. We cannot assure you that we will not become responsible for this liability, or that GMI, and its shareholder or their affiliates will have the capacity to indemnify us in the event we become responsible for this liability in whole or in part. Our responsibility for this liability in whole or in significant part could have a material adverse effect on our results of operations and financial position.

GMI is also the subject of further regulatory orders relating to sedimentation monitoring and control in the creek, rehabilitating the creek area that was diverted in 2011 as well as assessing, preventing, treating and controlling off-site groundwater and surface water discharges. To address these orders, GMI intends to implement a new surface water control, management and discharge system.

Governmental agencies may refuse to grant or renew our operating licenses and environmental and other permits.

The Founding Companies and any companies we acquire in the future must receive certain licenses and permits from state and local governments to conduct their operations, including but not limited to permits required by environmental laws. We may face unexpected delays in obtaining the necessary permits and approvals required by environmental and other laws in connection with our facilities. If we violate or fail to obtain or comply with any permits required by environmental or other laws, we could be fined or otherwise sanctioned by regulators. Furthermore, when we develop or acquire a new facility, we must seek the approval of state and local units of government and satisfy applicable siting laws and regulations. Governmental agencies often resist the establishment of an automotive recycling facility in their communities. There can be no assurance that future approvals or transfers will be granted. In addition, there can be no assurance that we will be able to maintain and renew the licenses and permits the Founding Companies currently hold.

We will have a large amount of goodwill as a result of the acquisition of the Founding Companies and future acquisitions, and if such goodwill becomes impaired, our earnings would be adversely affected.

Goodwill represents the excess of the amount we pay for our acquisitions over the fair value of the acquired net assets. We will have substantial goodwill related to our acquisitions of the Founding Companies. As we implement our business acquisition strategy, we may be required to account for similar premiums paid on future acquisitions in the same manner. We do not amortize acquired goodwill but instead we test it for impairment on an annual basis based upon a fair value approach. Testing for impairment of goodwill involves an estimation of the fair value of our net assets and involves a high degree of judgment and subjectivity. If we have any significant impairment to our goodwill, it would have a material adverse effect on our reported financial results for the period in which the charge is taken and could result in a decrease in the market price of our common stock.

Our annual and quarterly performance may fluctuate.

Our Founding Companies’ revenue, cost of salvage vehicles and operating results have fluctuated on a quarterly and annual basis in the past and on a combined basis can be expected to continue to fluctuate in the future as a result of a number of factors, some of which are beyond our control. Future factors that may affect our operating results include, but are not limited to, the following:

•	fluctuations in the market value of salvage and used vehicles;

•	the availability of salvage vehicles at an attractive price;

•	variations in vehicle accident rates;

•	changes in state or federal laws or regulations affecting our business;

•	our ability to successfully integrate in a timely manner and manage our acquisitions;

•	severity of weather and seasonality of weather patterns;

•	the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations and infrastructure; and

•	declines in asset values.

Due to the foregoing factors, our operating results in one or more future periods can be expected to fluctuate and period-to-period comparisons of our results of operations should not be relied upon as indications of future performance. These fluctuations in our operating results may cause our results to fall below the expectations of public market analysts and investors, which could cause our stock price to decline.

Fluctuations in the prices of metals could adversely affect our financial results.

Our operations generate scrap metal. After we dismantle a salvage vehicle for parts and after vehicles have been used in our self-service business, any remaining metal is sold to processors and brokers of metal and the remaining vehicle hulks are sold to scrap processors. In addition, we receive vehicles from various sources, which we sell at scrap metal market rates calculated on a per-ton basis. The price of scrap metal has historically fluctuated, sometimes significantly, due to market factors. In addition, buyers may stop purchasing metal entirely due to excess supply. To the extent that the price of metal decreases materially, our revenue from such sales will suffer and a write-down of our inventory value could be required. While the cost of our vehicle purchases may change as a result of fluctuating metal prices, in a period of falling metal prices there can be no assurance that our vehicle purchasing costs will decrease the same amount or at the same rate as the scrap metal prices decline, and there may be a delay between the scrap metal price reductions and any vehicle purchasing cost reductions.

If we experience problems with our fleet of trucks, our business could be harmed.

We operate a fleet of trucks throughout our network to deliver products to our customers and transfer hub. We are subject to the risks associated with providing trucking services, including inclement weather, disruptions in the transportation infrastructure, availability and price of fuel, and liabilities arising from accidents to the extent we are not covered by insurance. In addition, our failure to deliver parts in a timely and accurate manner could harm our customer relationships and reputation, which could have a material adverse effect on our business.

We rely on information technology in critical areas of our operations, and a disruption relating to such technology could harm our business.

We rely on information technology for significant aspects of our business, including our financial reporting, accounting, accounts payable, payroll, procurement, inventory control, customer selling and billing, sales analysis, vehicle tracking and profitability reporting, as well as an electronic exchange system for identifying and locating parts at other selected recyclers and facilitating brokered sales to fill customer orders for items not in stock. Any disruption relating to our technology could seriously harm our operations.

We may not be able to sell our products due to existing or new laws prohibiting or restricting the sale of recycled automotive products.

Some jurisdictions have enacted laws prohibiting or severely restricting the sale of certain recycled automotive products that we provide, such as airbags. Additional jurisdictions could enact similar laws or could prohibit additional automotive products we sell. Restrictions on the products we are able to sell could decrease our revenue and have an adverse effect on our business and operations.

Risks Related to this Offering

Our stock price could be volatile and could decline following this offering.

The price at which our common stock will trade after this offering could be extremely volatile and may fluctuate substantially due to the following factors, some of which are beyond our control:

•	variations in our operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•	announcements of developments affecting our business or expansion plans by us or others; and

•	conditions and trends in the auto parts industry and the economy as a whole.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the public offering price.

In the past, securities class action litigation often has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation, if directed at us, could result in substantial costs and a diversion of management’s attention and resources.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The public offering price for the shares of our common stock was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering.

Our officers and directors and the stockholders and equity interest holders of the Founding Companies and their affiliates will exercise significant control over us.

After the completion of this offering, our executive officers and directors and the stockholders and equity interest holders of the Founding Companies and their immediate family members will beneficially own, in the aggregate, approximately     % of our outstanding common stock (assuming the sale of             shares of our common stock in this offering). As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. These stockholders may have interests that are different from yours.

Provisions in our certificate of incorporation and bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable.

Following this offering, our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they, among other things:

•	authorize our board of directors, without stockholder approval, to issue up to 100,000 shares of undesignated preferred stock;

•	do not provide for cumulative voting in the election of directors;

•	establish supermajority voting requirements in order to amend certain provisions in our certificate of incorporation; and

•	prohibit stockholders from calling a special meeting of stockholders.

As a Delaware corporation, we are also subject to the Delaware anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on this provision to prevent or delay an acquisition of us. See “Description of Capital Stock of Fenix.”

Future sales of our common stock, including those purchased in this offering, may depress our stock price.

Sales of substantial amounts of our common stock in the public market following this offering or the perception that such sales may occur may adversely affect the market price of our common stock. Shares issued upon the exercise of outstanding options and upon conversion of outstanding exchangeable preferred shares also may be sold in the public market. Such sales could create the perception to the public of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

Upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares,              shares sold in this offering to persons not subject to a lock-up agreement with our underwriters are freely tradable without restriction immediately following this offering. After the lock-up agreements expire 180 days from the date of this prospectus, an additional             shares will be eligible for sale in the public market,             of which are currently held by our founders, directors, executive officers and other affiliates, and are subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) and certain other restrictions. The underwriters may also, in their sole discretion, permit our founders, officers, directors and current stockholders to sell shares prior to the expiration of the lockup agreements. See “Shares Eligible for Future Sale” for more information regarding shares of our common stock that may be sold by existing stockholders after the closing of this offering.

A majority of the proceeds we receive in this offering will be used as part of the Combination Consideration and our management will have broad discretion over the use of the remaining proceeds and may not apply those proceeds in ways that increase the value of your investment.

We intend to use an aggregate of approximately $93.1 million of the net proceeds from this offering to pay the cash portion of the Combination Consideration. Such cash portion of the Combination Consideration is subject to adjustment based upon the Founding Companies’ working capital on the closing date of the Combinations and certain other factors. We may also use a portion of the net proceeds from this offering to pay the installments of the promissory notes we issued in the aggregate principal amount of $200,000 in connection with the Combinations with the Founding Companies and to repay approximately $          of debt assumed in the Combinations. As a result, a majority of the net proceeds we receive in the offering will not be available to us to use to grow our business or for other uses beneficial to the Company. Our management will have broad discretion to use the remaining net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of such proceeds. See “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies” and “Use of Proceeds.”

We do not intend to pay dividends. You will not receive funds without selling shares, and you may lose the entire amount of your investment.

We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. We cannot assure you that you will receive a return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

You will experience immediate and substantial dilution in our pro forma as adjusted net tangible book value.

After giving effect to the Combinations, purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares in the amount of $         per share, or     %, assuming a public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus). To the extent we raise additional capital in the future by issuing equity securities, our stockholders may experience substantial additional dilution. See “Dilution.”

Following this offering we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our common stock.

The independent registered public accounting firm auditing the Founding Companies identified material weaknesses in the internal control over financial reporting for all of our Founding Companies. We intend to establish a company-wide system of uniform account classifications and internal control over financial reporting. If we fail to establish and thereafter maintain effective controls over financial reporting, our ability to accurately report on our financial results will be adversely affected. Following this offering, we will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We may not be able to complete the evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to confirm that our internal controls are effective.

When we cease to be an “emerging growth company” as defined under the JOBS Act, our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

The requirements of being a public company may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will need to comply with certain laws, regulations and requirements, including corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NASDAQ Global Market, with which the Founding Companies were not required to comply as private companies. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will result in significant costs and expenses, particularly after we are no longer an emerging growth company under the JOBS Act. We will need to:

•	institute comprehensive corporate governance and compliance functions;

•	design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404(a) of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by the NASDAQ Global Market;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain outside counsel and accountants in connection with these activities; and

•	establish an investor relations function.

We are an emerging growth company and our reliance on the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. See “Implications of Being an Emerging Growth Company.” Investors may find our common stock less attractive if we rely on these exemptions and relief. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this information and these statistics from sources other than us, which we have supplemented where necessary with information from publicly available sources, discussions with our customers and our own internal estimates. As used in this prospectus:

•	Auto Care Association (“ACA”) refers to its “2015 Digital Auto Care Factbook” report;

•	Automotive Recyclers Association (“ARA”) refers to its “Automotive Recycling Industry” report;

•	R.L. Polk and Company refers to its “August 2013 Average Age of Passenger Cars and Light Trucks” report;

•	U.S. Department of Transportation refers to its “December 2013 Travel Trends” report; and

•	Wards Automotive refers to its “U.S. Vehicles in Operation by Year” report.

We believe these sources and estimates to be reliable, but we cannot give you any assurance that any of the projected results will occur.

CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus (including information incorporated by reference) are “forward-looking statements” and are intended to be covered by the safe harbor provided for under Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have tried to identify these forward-looking statements by using words such as “may,” “might,” “will,” “expect,” “anticipate,” “believe,” “could,” “intend,” “plan,” “estimate,” “should,” “if,” “project” and similar expressions. We have based these forward-looking statements on our current expectations and projections about future events. However, these forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different. Some of these risks, uncertainties and other factors are set forth in this prospectus and in other documents we have filed with the Securities and Exchange Commission (the “SEC”) and include, among other things:

•	our lack of combined operating history and our ability to successfully integrate the Founding Companies into one entity;

•	our ability to successfully locate and acquire additional businesses that provide recycled OEM automotive products and our ability to successfully integrate any acquired companies with our business;

•	our success in managing our internal growth;

•	competition from vehicle replacement parts companies, including but not limited to those that provide recycled parts;

•	our ability to maintain our relationships with auto body shops, insurers and other customers and with auction companies from which we purchase our salvage vehicles;

•	our compliance and our Founding Companies’ past compliance with environmental laws and regulations and federal, state and local operating and permit requirements;

•	the known environmental liabilities at Standard’s Toronto, Ontario facility associated with groundwater and surface water contamination as a result of historical releases and a petroleum hydrocarbon spill in November 2010;

•	potential for significant impairment of goodwill and intangibles;

•	fluctuations in the prices of scrap metal and other metals;

•	changes in the national, provincial or state laws and regulations affecting our business;

•	disruptions in the information technology systems on which our business relies;

•	material weaknesses in our internal control over financial reporting; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements. Projections and other forward-looking statements included in this prospectus have been prepared based on assumptions, which we believe to be reasonable, but not in accordance with GAAP or any guidelines of the SEC. Actual results may vary, perhaps materially. You are strongly cautioned not to place undue reliance on such projections and other forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Except as required by federal securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any such forward-looking statements, whether made in this prospectus or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors discussed above. For further discussion of these and other factors that could impact our future results, performance or transactions, please carefully read “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of              shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $         million (approximately $         million if the underwriters exercise their option to purchase additional shares in full). This estimate assumes a public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, to fund the acquisition of the Founding Companies, to facilitate future access to the public capital markets and to provide us with flexibility in the future, including to acquire additional businesses, either with the net proceeds from this offering or through the publicly traded common stock we create through this offering.

We intend to use an aggregate of approximately $93.1 million of the net proceeds from this offering to pay the cash portion of the Combination Consideration in the Combinations with the Founding Companies. Such cash portion of the Combination Consideration is subject to adjustment based upon the Founding Companies’ working capital on the closing date of the Combinations and certain other factors. We may also use a portion of the net proceeds from this offering to pay the installments of the promissory notes we issued in the aggregate principal amount of $200,000 in connection with the Combinations with the Founding Companies and to repay approximately $             of debt assumed in the Combinations. See “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies.”

While we have not allocated a specific amount of the remaining net proceeds from this offering to any particular purpose, we may use such remaining net proceeds for the acquisitions of additional businesses and general corporate purposes. The net proceeds we actually expend for the acquisition of additional businesses may vary significantly depending on a number of factors, including our ability to locate such companies and enter into a binding acquisition agreement on favorable terms and the negotiated purchase price. In addition, the net proceeds we actually expend for general corporate purposes may vary significantly depending on a number of factors, including future revenue growth and our cash flows. As a result, we will retain broad discretion over the allocation of the remaining net proceeds from this offering. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, to finance the growth and development of our business.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014:

•	on an actual basis for Fenix (the designated accounting acquirer);

•	on an actual basis for the Beagell Group and Standard (the designated accounting co-predecessors);

•	on a pro forma combined basis to reflect a 2,000- for-1 common stock split effective immediately prior to the closing of this offering, the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering and after giving effect to the Combinations with the Founding Companies and related transactions; and

•	on a pro forma as adjusted basis to reflect the sale of shares of our common stock at the assumed public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions and estimated offering expenses.

You should read this information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma combined financial statements and the related notes and the historical financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual					Pro Forma
	Fenix	Beagell Group		Standard		Combined		As Adjusted
	(in thousands)
Cash and cash equivalents	$793	$		$		$		$

Indebtedness, including current portion	$—	$		$		$		$
Acquisition funding

Shareholders’ equity:
Fenix common stock, $0.001 par value: 1,250 shares authorized and 1,160 shares outstanding (actual); 30,000,000 shares authorized (pro forma); shares issued and outstanding (pro forma combined) and shares issued and outstanding (pro forma as adjusted)	—
Fenix special voting stock	—
Beagell Group Capital Stock	—
Standard Capital Stock	—
Additional paid-in capital	2,895
Retained earnings (deficit)	(2,796)		—		—		—		—

Total controlling interests shareholders’ equity	99
Noncontrolling interests(1)	—

Total shareholders’ equity	99

Total capitalization	$99	$		$		$		$

(1)	Actual and pro forma combined balances represent interests in consolidated variable interest entities of the Founding Companies. Pro forma as adjusted balances represent 1.2 million Exchangeable Preferred Shares of Fenix Parts Canada, Inc., a subsidiary of ours, issued as part of the Combinations.

DILUTION

If you invest in our stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The pro forma net tangible book value of our common stock on September 30, 2014 was $         million or $         per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the Combinations with the Founding Companies. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of                 shares of common stock offered by this prospectus at an assumed public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and to the Combinations with the Founding Companies, and after deducting the underwriting discounts, commissions and estimated offering and acquisition expenses payable by us, our pro forma net tangible book value would have been $         million, or approximately $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to existing stockholders (which will include the current owners of the Founding Companies pursuant to the shares of our common stock they receive as part of the Combination Consideration) and an immediate dilution in pro forma net tangible book value of $         per share to new investors. The following table illustrates the per share dilution:

Assumed public offering price per share		$

Pro forma net tangible book value per share as of September 30, 2014	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

If the underwriters’ over-allotment option is exercised in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering and the Combinations would be $         per share of our common stock. This represents an increase in net tangible book value of $         per share of our common stock to existing stockholders (which will include the current owners of the Founding Companies pursuant to the shares of our common stock they receive as part of the Combination Consideration) and dilution in pro forma net tangible book value of $         per share to new investors.

A $1.00 increase (decrease) in the assumed public offering price of $         per share of our common stock would increase (decrease) our net tangible book value after giving effect to this offering and the Combinations by $         million, or by $         per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table sets forth, on a pro forma combined basis to give effect to the acquisition of the Founding Companies at September 30, 2014, the differences between the number of shares of common stock purchased from us, the total price and average price per share paid by existing stockholders, stockholders of the Founding Companies and by the new investors, before deducting estimated offering and acquisition expenses payable by us, using the assumed public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders and stockholders of the Founding Companies(1)			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

(1)	See “Certain Relationships and Related Person Transactions” for a discussion of the issuance of common stock to our initial stockholders.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new public investors will be increased to                 or approximately     % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

(In thousands, except share and per share data)

The following selected historical financial data for Fenix (the accounting acquirer and registrant) as of and for the period from its inception through September 30, 2014 are derived from the audited financial statements of Fenix included elsewhere in this prospectus. The following selected historical financial data for the Beagell Group and Standard (the accounting co-predecessors) as of and for the nine months ended September 30, 2014 and 2013 and as of and for the years ended December 31, 2013 and 2012, are derived from the unaudited combined interim financial statements and audited combined financial statements, respectively, of the Beagell Group and Standard included elsewhere in this prospectus. Such unaudited combined interim financial statements (a) have been prepared on a basis consistent with the audited combined financial statements and the notes thereto, (b) include all adjustments, consisting of normal recurring adjustments that management considers necessary for a fair presentation of the combined financial information in such statements, and (c) include results that are not necessarily indicative of the results that should be expected for the full year.

The selected unaudited pro forma combined financial data as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013, are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma financial data give effect to (a) the Combinations, (b) the 2,000-for-1 common stock split, which will occur immediately prior to the completion of this offering and (c) the completion of this offering and the use of the proceeds therefrom. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and therefore, the actual effects of the transactions reflected in the pro forma data may differ from the effects reflected below. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of these transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions. During the periods presented, Fenix and the Founding Companies were not under common control or management and, therefore, the data presented may not be comparable to, or indicative of, post-combination results.

You should review the information below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Unaudited Pro Forma Combined Financial Statements and the related notes beginning on page F-4 of this prospectus, and the audited and unaudited financial statements of Fenix, the Beagell Group and Standard and the related notes all included elsewhere in this prospectus.

	Fenix
	(Designated accounting acquirer)	Pro Forma Combined
	From January 2, 2014 (Inception) to September 30, 2014	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
		(Unaudited)
Statement of Operations Data:
Total revenues	$—	$		$105,691
Cost of goods sold	—			68,706

Gross profit	—			36,985
Operating expenses	2,796

Operating income (loss)	(2,796)
Nonoperating expenses (income)	—

Income (loss) before income taxes	(2,796)
Provision for income taxes	—

Net income (loss)	$(2,796)	$	$

Basic and diluted income (loss) per share(1)	$(2,696.56)	$	$

Weighted average basic and diluted shares outstanding(1)	1,037

Other Data:
Adjusted EBITDA(2)	$(2,796)	$	$

	Beagell Group (Designated accounting predecessor)				Standard (Designated accounting predecessor)
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2014	2013	2013	2012
	(Unaudited)				(Unaudited)
Statement of Operations Data:
Total revenues	$	$	$30,114	$31,076	$	$	$31,738	$31,037
Cost of goods sold			19,105	19,366			19,714	20,243

Gross profit			11,009	11,710			12,024	10,794
Operating expenses			9,258	9,649			11,602	10,377

Operating income			1,751	2,061			422	417
Nonoperating expenses (income)			55	(38)			(31)	1

Income before income taxes			1,696	2,099			453	416
Provision for income taxes			279	406			172	112

Net income	$	$	$1,417	$1,693	$	$	$281	$304

Other Data:
Adjusted EBITDA(2)	$	$	$3,290	$3,884	$	$	$2,269	$2,699
Net cash provided by (used in):
Operating activities			2,608	2,499			(850)	1,753
Investing activities			(267)	(1,322)			(3,823)	(132)
Financing activities			(2,390)	(2,584)			249	—

	Fenix (Designated accounting acquirer) As of September 30, 2014	Pro Forma Combined As of September 30, 2014
		(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$793	$
Working capital	99
Total assets	843
Total debt, including current portion	—
Stockholders’ equity	99

	Beagell Group (Designated accounting predecessor)				Standard (Designated accounting predecessor)
	As of September 30,		As of December 31,		As of September 30,		As of December 31,
	2014	2013	2013	2012	2014	2013	2013	2012
	(Unaudited)				(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$	$	$1,720	$1,768	$	$	$1,902	$5,056
Working capital			7,739	7,836			9,395	11,706
Total assets			14,664	15,502			20,670	20,776
Total debt, including current portion			128	71			—	—
Stockholders’ equity			11,647	12,677			15,486	15,053

(1)	Pro forma earnings per share and related weighted-average shares give effect to the 2,000-for-1 common stock split and assume a public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus

(2)	See “—Use of Non-GAAP Financial Measurements.”

Selected Individual Founding Company Financial Data

(In thousands)

The selected historical financial data as of and for the nine months ended September 30, 2014 and 2013 for each of the Founding Companies, other than the Beagell Group and Standard, are derived from the unaudited interim financial statements of each such Founding Company included elsewhere in this prospectus. Such unaudited interim financial statements (a) have been prepared on a basis consistent with the audited financial statements and the notes thereto, (b) include all adjustments, consisting of normal recurring adjustments that management considers necessary for a fair presentation of the financial information in such statements, and (c) include results that are not necessarily indicative of the results that should be expected for the full year. The selected historical financial data as of and for the years ended December 31, 2013 and 2012 for each of the Founding Companies, other than the Beagell Group and Standard, are derived from the audited financial statements of each such Founding Company included elsewhere in this prospectus.

You should review the information below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements of each of the Founding Companies and the related notes included elsewhere in this prospectus. These selected historical financial results may not be indicative of our future financial or operating results.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Eiss Brothers	(Unaudited)

Statement of Operations Data:
Total revenues	$	$	$10,022	$9,054
Cost of goods sold			7,253	6,200

Gross profit			2,769	2,854
Operating expenses			2,420	2,583

Operating income			349	271
Nonoperating expenses (income)			1	26

Income before income taxes			348	245
Provision for income taxes			—	—

Net income	$	$	$348	$245

Balance Sheet Data (at period end):
Cash and cash equivalents	$	$	$352	$151
Working capital			5,831	5,506
Total assets			7,819	7,697
Total debt, including current portion			592	706
Shareholders’ equity			6,634	6,368

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
GO Auto	(Unaudited)

Statement of Operations Data:
Total revenues	$	$	$8,022	$5,507
Cost of goods sold			5,587	3,777

Gross profit			2,435	1,730
Operating expenses			2,303	1,628

Operating income			132	102
Nonoperating expenses (income)			48	62

Income before income taxes			84	40
Provision for income taxes			—	—

Net income	$	$	$84	$40

Balance Sheet Data (at period end):
Cash and cash equivalents	$	$	$296	$116
Working capital			1,044	853
Total assets			3,821	3,473
Total debt, including current portion			1,179	1,260
Shareholders’ equity			1,934	1,850

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Jerry Brown	(Unaudited)

Statement of Operations Data:
Total revenues	$	$	$12,084	$10,652
Cost of goods sold			7,719	6,615

Gross profit			4,365	4,037
Operating expenses			3,671	3,763

Operating income			694	274
Nonoperating expenses (income)			(8)	(12)

Income before income taxes			702	286
Provision for income taxes			64	154

Net income	$	$	$638	$132

Balance Sheet Data (at period end):
Cash and cash equivalents	$	$	$303	$232
Working capital			4,648	2,717
Total assets			9,060	7,433
Total debt, including current portion			1,265	421
Shareholders’ equity			5,082	4,424

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Leesville	(Unaudited)

Statement of Operations Data:
Total revenues	$	$	$18,202	$16,967
Cost of goods sold			13,164	12,673

Gross profit			5,038	4,294
Operating expenses			4,819	4,476

Operating income (loss)			219	(182)
Nonoperating expenses (income)			3	9

Income (loss) before income taxes			216	(191)
Provision for income taxes			143	(43)

Net income (loss)	$	$	$73	$(148)

Balance Sheet Data (at period end):
Cash and cash equivalents	$	$	$269	$217
Working capital			3,171	3,029
Total assets			6,612	6,091
Total debt, including current portion			200	—
Shareholders’ equity			4,165	3,954

Use of Non-GAAP Financial Measurements

EBITDA consists of net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA less reductions in compensation paid to certain employees of the Founding Companies. Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We believe that Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results.

We believe that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other automotive parts recycling businesses, which may present similar non-GAAP financial measures to investors. In addition, you should be aware when evaluating Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same fashion.

Our management does not consider EBITDA or Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitations of Adjusted EBITDA are that it excludes significant expenses and income that are required by GAAP to be recorded in our financial statements. Some of these limitations are:

a.	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

b.	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

c.	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

d.	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

e.	Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

g.	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. You should review the reconciliation of net income to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following tables reconcile net income (loss) to EBITDA and Adjusted EBITDA for the periods presented.

	Fenix (Designated accounting acquirer)	Pro Forma Combined
	From January 2, 2014 (Inception) to September 30, 2014	Nine Months Ended September 30, 2014		Year Ended December 31, 2013

Net income (loss)	$(2,796)		$	$
Interest expense	—
Depreciation and amortization expense	—
Provision for income taxes	—

EBITDA	(2,796)
Compensation adjustment(a)	—

Adjusted EBITDA	$(2,796)	$		$

	Beagell Group (Designated accounting predecessor)				Standard (Designated accounting predecessor)
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2014	2013	2013	2012

Net income (loss)	$	$	$1,417	$1,693	$	$	$281	$305
Interest expense			—	10			—	—
Depreciation and amortization expense			863	881			918	736
Provision for income taxes			279	406			172	112

EBITDA			2,559	2,990			1,371	1,153
Compensation adjustment(a)			731	894			898	1,546

Adjusted EBITDA	$	$	$3,290	$3,884	$	$	$2,269	$2,699

(a)	Represents a reduction in employment compensation paid by certain Founding Companies to their shareholders and other executives down to amounts to be paid to those employees pursuant to executed employment agreements with Fenix or its subsidiary.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the historical financial statements of the relevant entities and the pro forma financial statements and the notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Disclosure Regarding Forward-Looking Statements.”

Business Overview

Fenix was founded in January 2014 to create a leading recycler and reseller of OEM automotive products in the United States and Canada. Our primary business is auto recycling, which is the recovery and resale of insurance quality OEM parts, components and systems reclaimed from damaged, totaled or low value vehicles. We sell recycled OEM products to collision repair shops, also known as body shops, and mechanical repair shops, auto dealerships and individual retail customers through centralized distribution facilities. Our recycled OEM products include mechanical parts used to repair worn or damaged components, such as engines and transmissions, and collision repair parts used to repair vehicles typically involved in a collision, such as door assemblies, trunk lids, lights, fenders and other products. We also sell aftermarket parts. We have nine full-service recycling facilities, concentrated in the Northeastern United States and Southeastern Canada. These locations include Binghamton, NY, Niagara Falls, NY, Pennsburg, PA, Rahway, NJ, Ottawa, Ontario, Port Hope, Ontario, Queensbury, NY, Watertown, NY and Jacksonville, FL. We have four self-service locations, two of which are co-located with full-service facilities. Our self-service locations are in Binghamton, NY, Elmira, NY, Ottawa, Ontario and Scarborough, Ontario. At these self-service locations, we allow retail customers to directly dismantle, recover and purchase recycled OEM products. Once each of our vehicles has been dismantled, we sell as scrap the remaining materials.

Concurrently with the closing of the offering made hereby, we plan to acquire in the Combinations eleven corporate entities that conduct eight businesses: (i) Don’s, (ii) Eiss Brothers, (iii) Gary’s, (iv) GO Auto, (v) Horseheads, (vi) Jerry Brown, (vii) Leesville and (viii) Standard. All of these companies are collectively referred to as the “Founding Companies.” The Founding Companies will be acquired for a combination of cash and shares of our common stock or shares of our subsidiary. A portion of the net proceeds from this offering will be used to pay the cash portion of the consideration in the Combinations. We will not close the acquisition of any of the Founding Companies unless we close the acquisition of all of the Founding Companies. Furthermore, the closing of the Combinations and this offering are conditioned on the closing of each other. The description of our business that follows assumes that the Combinations have occurred and the operations of the Founding Companies have been combined.

We have entered into agreements with the owners of each of the Founding Companies to combine their businesses. The Combination Consideration to be paid by Fenix in the Combinations, subject to adjustment and including, among other things, amounts held in escrow, amounts payable as bonuses and amounts payable for the reimbursement of certain capital expenditures by certain Founding Companies, consists of approximately $93.1 million in cash, approximately 2.8 million shares of common stock, assuming a public offering price of $10.00 or more, and approximately 1.2 million exchangeable preferred shares of our subsidiary, Fenix Parts Canada, Inc., assuming a public offering price of $10.00 or more. The cash portion of the Combination Consideration is generally subject to adjustment based upon the Founding Companies’ working capital on the closing date, capital expenditures during the six months preceding the closing of the Combinations and certain other factors. The stock portion of the Combination Consideration is subject to adjustment based on the public offering price in this offering. The Combination Consideration was determined by arms-length negotiations between Fenix and representatives of each Founding Company. Each of the owners of the Founding Companies has agreed not to sell their shares of our common stock for 180 days after the date of this prospectus, subject to certain exceptions.

For a more detailed description of these transactions, see “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies.”

Financial Statement Components

Sources of Revenue

Our combined sales consist of revenues from: (i) recycled OEM and related products, and (ii) other sources. During 2013, sales of recycled OEM and related products represented approximately 74% of our combined sales. We sell recycled OEM and related products to collision repair shops and mechanical repair shops, parts suppliers and individual retail customers through centralized distribution facilities. Our recycled OEM and related products include mechanical parts used to repair worn or damaged components, such as engines, transmissions, transfer cases, air conditioning compressors and knee assemblies, and collision repair parts used to repair vehicles typically involved in a collision, such as doors, lids, gates, front and rear bumpers, and headlights. In addition, we purchase recycled OEM and related products from third parties for resale and distribution to our customers.

Other revenues, which primarily include the disposal of end of life vehicles and related scrap sales represented the remaining 26% of our revenue for 2013. We obtain scrap metal from several sources, including vehicles that have been used in both our full-service and self-service recycling operations. Other revenues will vary based on fluctuations in commodity prices and the volume of materials sold. We sell extended warranty contracts for certain mechanical products. Revenue from these contracts is deferred and recognized ratably over the term of the contracts, or five years in the case of lifetime warranties.

The demand for our products and services is influenced by several factors, including the number of vehicles on the road, the number of miles being driven, the number and age of drivers, the frequency and severity of vehicle accidents, the age profile of vehicles in accidents, availability and pricing of new OEM parts and local weather conditions.

There is no standard price for many of our products, but rather a pricing structure that varies based upon such factors as product availability, quality, demand, new OEM product prices, the age and mileage of the vehicle from which the part was obtained and competitor pricing.

Cost of Goods Sold

Our cost of goods sold for recycled OEM and related products includes the price we pay for the vehicles we purchase and, where applicable, auction, storage and towing fees. We acquire vehicles for dismantling from several sources, including auto salvage auctions and from the public. Prices for vehicles may be impacted by a variety of factors, including the demand and pricing trends for used vehicles, the number of vehicles designated as “total losses” by insurance companies, the production level of new vehicles, and the status of laws regulating the titling of “total loss” vehicles and the bidders of vehicles at auction. Our cost of goods sold also includes the price we pay to third parties for recycled OEM and related products purchased for resale and labor and other costs we incur to acquire and dismantle vehicles. Our labor and labor-related costs to purchase and dismantle vehicles account for less than 10% of our cost of goods sold.

Some of our mechanical products are sold with a warranty against defects which could result in product returns. We record the estimated returns reserves at the time of sale using historical returns information to project future returns and related expenses.

Expenses

Our facility expenses primarily consist of costs of operations and distribution. These costs include (1) wages for the operating management, facility and distribution personnel, related incentive compensation and employee benefits; (2) costs to occupy and operate the facility including rent, utilities, insurance and taxes;

(3) repairs and maintenance costs related to our facilities and equipment; and (4) other facility expenses. Our distribution and operations expenses are integral to the operation of each facility and primarily include our costs to prepare and deliver our products to our customers. These costs include labor costs for drivers, fuel, third party freight costs, local delivery and transfer truck leases or rentals and related repairs and maintenance, insurance, and supplies. The costs included in facility expenses do not relate to vehicle purchasing and to the dismantling process and, therefore, are classified below the gross margin line on our statement of operations.

Our selling and marketing expenses primarily include salary, commission and other incentive compensation expenses for sales personnel, advertising, promotion and marketing costs, telephone and other communication expenses, credit card fees and bad debt expense. Most of our product sales personnel are paid on a commission basis. The size and quality of our sales force are critical to our ability to respond to our customers’ needs and increase our sales volume.

Our general and administrative expenses primarily include the costs of our corporate offices and field support services center that provide field management, treasury, accounting, legal, payroll, business development, human resources and information systems functions. These costs include wages and benefits for corporate, regional and administrative personnel, stock-based compensation and other incentive compensation, IT system support and maintenance expenses, accounting, legal and other professional fees, and supplies. The unaudited pro forma combined results for the periods included in this document do not include any allocation of overhead for the parent company or other pre-offering expenses not already included in the historical operating expenses of Fenix or the Founding Companies. Going forward, general and administrative expenses will include expenses associated with our operation as a public company, including audit, legal, accounting, investor relations and rent.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, assumptions, and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, assumptions, and judgments, including those related to revenue recognition, inventory valuation, business combinations, and goodwill impairment. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for our judgments about the carrying values of assets and liabilities and our recognition of revenue. Actual results may differ from these estimates.

Revenue Recognition

For our recycled OEM and related products, we recognize and report revenue from the sale of recycled OEM and related products when they are shipped or picked up by the customers and ownership has transferred, subject to an allowance for estimated returns (often pursuant to standard warranties on sold products), discounts and allowances that management estimates based upon historical information. We analyze historical returns and allowances activity by comparing the items to the original invoice amounts and dates. We use this information to project future returns and allowances on products sold. If actual returns and allowances are higher than our historical experience, there would be an adverse impact on our operating results in the period of occurrence. For an additional fee, we also sell extended warranty contracts for certain mechanical products. Revenue from these contracts is deferred and recognized ratably over the term of the contracts, or five years in the case of lifetime warranties.

For our other services revenue, we recognize revenue from the sale of scrap, cores and other metals when ownership has transferred, which typically occurs upon delivery to the customer.

Inventories

Our recycled OEM and related product inventory cost is established based upon the price we pay for a vehicle, including auction, storage and towing fees, as well as expenditures for buying and dismantling vehicles. After dismantling, the cost assigned to salvaged parts and scrap is determined using the average cost to sales percentage at each of our facilities and applying that percentage to the facility’s inventory at expected selling prices. The average cost to sales percentage is derived from each facility’s historical vehicle profitability for salvage vehicles purchased at auction or from contracted rates for salvage vehicles acquired under certain direct procurement arrangements.

For all inventories, carrying value is recorded at the lower of cost or market and is reduced to reflect the age of the inventory and current anticipated demand. If actual demand differs from our estimates, additional reductions to inventory carrying value would be necessary in the period such determination is made.

Business Combinations

We record our acquisitions under the acquisition method of accounting, under which most of the assets acquired and liabilities assumed are initially recorded at their respective fair values and any excess purchase price is reflected as goodwill. We utilize management estimates and, in some instances, independent third-party valuation firms to assist in determining the fair values of assets acquired, liabilities assumed and contingent consideration, if any. Such estimates and valuations require us to make significant assumptions, including projections of future events and operating performance. The purchase price allocation is subject to change during the measurement period, which is limited to one year subsequent to the acquisition date.

For certain acquisitions, we may issue contingent consideration under which additional payments will be made to the former owners if specified future events occur or conditions are met, such as meeting profitability or earnings targets. Each contingent consideration obligation is measured at the acquisition date fair value of the consideration, which is determined using the discounted expected cash flows. At each subsequent reporting period, we measure the liability at fair value and record any changes to the fair value. The fair value measurement of the liability is performed by our corporate accounting department using current information about key assumptions, with the input from our sales and operating management. Each reporting period, we evaluate the performance of the business compared to our previous expectations, along with any changes to our future projections, and update the estimated cash flows accordingly. In addition, we consider changes to our cost of capital and changes to the probability of achieving the contingent payment targets when updating our estimates.

As of the acquisition date, we expect to record $         million of contingent consideration liabilities. Actual payouts under these contingent consideration arrangements will be determined at the end of the performance periods, and if the maximum payments were earned, the total payout would be approximately $         million.

Goodwill Impairment

We are required to assess our goodwill for impairment at least annually for each reporting unit that carries goodwill. We may elect to first do a qualitative assessment to determine whether it is more likely than not that a reporting unit’s fair value is in excess of its carrying value. If not, or if we elect to not perform a qualitative assessment, we then perform a quantitative impairment test. The first step of the quantitative test includes us estimating the fair value of the reporting unit and comparing that estimated fair value to the reporting unit’s carrying value. If fair value exceeds carrying value, then no impairment is deemed to exist. Otherwise, we proceed to the second step and use that estimated fair value as a hypothetical purchase price for the reporting unit to determine the resulting “implied” goodwill (computed similarly to how goodwill is computed under acquisition accounting described above). An excess of a reporting unit’s recorded goodwill over its “implied”

goodwill is reported as an impairment charge. We perform goodwill impairment tests annually in the fourth quarter and between annual tests whenever events or circumstances indicate that an impairment may exist. We are required to evaluate events and circumstances that may affect the performance of the reporting unit and the extent to which the events and circumstances may impact the future cash flows of the reporting unit.

Our reporting unit fair value estimates are established using weightings of the results of a discounted cash flow methodology and a comparative market multiples approach. We believe that using two methods to determine fair value limits the chances of an unrepresentative valuation. Nonetheless, these valuations are subject to significant subjectivity and assumptions, including estimates of future sales growth rates, gross margin patterns, changes in operating expenses, terminal values, discount rates and comparable companies. Changes in such assumptions or estimates may require us to record goodwill impairment charges.

Intangible Assets Impairment

We evaluate the carrying value of intangible assets, such as trade names and customer relationships, and other long lived assets for impairment whenever indicators of impairment exist. We test these assets for recoverability by comparing the net carrying value of the asset or asset group to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset or asset group. If the assets are recoverable, an impairment loss does not exist and no loss is recorded. If the assets are not recoverable, an impairment loss is recognized for any deficiency of the asset or asset group’s fair value compared to their carrying value. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our business, there is significant judgment in determining the cash flows attributable to these assets, including markets and market share, sales volumes and mix, capital spending and working capital changes.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of our assets and liabilities and for certain tax credit carryforwards. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, we believe it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including recent cumulative earnings experience, expectations of future taxable income, the ability to carryback losses and other relevant factors.

In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes may be required. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained if challenged by the taxing authorities. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective tax rate in a given period may be materially affected. An unfavorable tax settlement would require cash payments and may result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

Recently Issued Accounting Pronouncements

Under the JOBS Act, we meet the definition of an “emerging growth company.” We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. See “Implications of Being an Emerging Growth Company.”

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15 which amends ASC Topic 205, Presentation of Financial Statements, to describe management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. This guidance will be effective for our fiscal year ended December 31, 2016. We do not expect adoption of this ASU to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The guidance in this Update supersedes nearly all existing revenue recognition guidance under U.S. GAAP and creates a single, principle-based revenue recognition framework that is codified in a new FASB ASC Topic 606. The core principle of this guidance is for the recognition of revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new revenue standard is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those years. Early adoption is not permitted. The new standard allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the transition method that will be elected and the potential effects of the adoption of the new standard on our consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, which amends FASB ASC Topic 205, Presentation of Financial Statements and FASB ASC Topic 360, Property, Plant, and Equipment. This standard amends the definition of a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This guidance is effective on a prospective basis for annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. The Company expects to adopt this standard on a prospective basis beginning January 1, 2015. Adoption is not expected to have a material impact on our consolidated financial statements.

Controls and Procedures

A company’s internal control over financial reporting is a process designed by, or under the supervision of, that company’s principal executive and principal financial officers, or persons performing similar functions, and effected by that company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In connection with our preparation for this offering, we concluded that there were material weaknesses in our internal control over financial reporting. We did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our financial reporting requirements. This caused untimely closing of our books and difficulty in, among other things, reconciling material accounts, recording tax adjustments and relevant tax positions, evaluating necessary valuation information, and assessing related party and other transactions for appropriate accounting treatment. As of September 30, 2014, our financial operations staff consisted only of paid consultants and we had no employees performing accounting functions at this date. The Founding Companies also did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with the relevant financial reporting requirements.

In preparation for this offering, we initiated various remediation efforts, including initiation of hiring processes for additional personnel with the appropriate public company and technical accounting expertise and other actions that are more fully described below. As such remediation efforts are still ongoing, we have concluded that the material weaknesses have not been remediated. Our remediation efforts to date have included the following:

•	We are in the process of adding appropriate full-time resources to our finance team and have hired additional external consultants with public company and technical accounting experience to facilitate accurate and timely accounting closes and to accurately prepare and review financial statements and related footnote disclosures.

•	We are developing accounting policies and procedures to enhance the financial statement closing process to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those procedures to ensure proper financial statement treatment in more judgmental areas of accounting.

The actions that have been taken are subject to continued review, supported by confirmation and testing by management as well as audit committee oversight. While we have implemented a plan to remediate these weaknesses, we cannot assure you that we will be able to remediate them, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows.

Pro Forma Combined – Results of Operations

The following table sets forth the pro forma statement of operations data as a percentage of total revenue for Fenix and the Founding Companies for the periods indicated:

	Nine Months Ended	Year Ended December 31,
	September 30, 2014	2013
Statements of Income Data:
Net revenues		100.0%
Cost of goods sold		65.0%
Gross profit		35.0%
Operating expenses		%
Income from operations		%
Other income (expense)		%
Income before provision for income taxes		%
Provision for income taxes
Net income

Results of Operations for the Nine Months Ended September 30, 2014 Compared to the Year Ended December 31, 2013

The following comparison is of a 2014 nine month period to a 2013 twelve month period and, as such, focuses more on percentage relationships rather than absolute dollar differences. Unusual impacts that effect comparability are also described. Please refer to the Unaudited Pro Forma Combined Financial Statements

included in this Registration Statement beginning on Page F-4, and to Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Beagell Group, Standard and the other Founding Companies.

Revenue

Our pro forma combined revenue was $         million for the nine months ended September 30, 2014 and $105.7 million for the year ended December 31, 2013. Pro forma combined revenue represents the sum of the revenues of our predecessor companies, the Beagell Group and Standard, plus the revenue of each of our other Founding Companies, less the intercompany elimination of recycled OEM and related products sold from one Founding Company to another. The elimination was $         million for the nine months ended September 30, 2014 and $3.8 million for the year ended December 31, 2013. The following table summarizes the revenue for each of the Founding Companies for each of the pro forma periods presented.

	Fenix Parts	Beagell Group		Standard		Eiss Brothers		GO Auto		Jerry Brown		Leesville		Eliminations and Adjustments	Pro forma combined
Nine months ended September 30, 2014	$—	$		$		$		$		$		$		$	$
Twelve months ended December 31, 2013	—		30,114		31,738		10,022		8,022		12,084		18,202	(4,491)		105,691

Cost of Goods Sold

Our pro forma combined cost of goods sold was     % of revenue for the nine months ended September 30, 2014, and 65.0% of revenue for the year ended December 31, 2013. The pro forma combined cost of goods sold represents the sum of the Founding Companies’ cost of goods sold, less the elimination for intercompany sales consistent with the elimination of intercompany revenue.

Operating Expenses

Our pro forma combined operating expense was     % of revenue for the nine months ended September 30, 2014 and     % of revenue for the year ended December 31, 2013. The pro forma combined operating expense represents the sum of the Founding Companies’ operating expenses, plus the impact of certain pro forma adjustments. These adjustments include (i) compensation expense adjustments; (ii) adjustments of depreciation and amortization of property and equipment and intangible assets as a result of the Combinations; (iii) adjustments related to leased properties; and (iv) adjustments related to contingent consideration.

Combined – Liquidity and Capital Resources

Our primary sources of ongoing liquidity are cash flows from our operations. In addition, it is our intent to enter into a credit facility with BMO Harris Bank that will become effective concurrent with the closing of this offering. We do not expect to utilize the credit facility as a primary source of funding for working capital needs as we expect our cash flows from operations to be sufficient for that purpose, but we do intend to maintain availability as we continue to expand our facilities and network. Cash and equivalents at September 30, 2014 and December 31, 2013 totaled $         million and $4.8 million, respectively. Net working capital, defined as current assets less accounts payables and accrued expenses, was $         million as of September 30, 2014 and $36.1 million as of December 31, 2013.

The procurement of inventory is the largest operating use of our funds. We normally pay for salvage vehicles acquired at salvage auctions and under some direct procurement arrangements at the time that we take possession of the vehicles. We acquired approximately          and 31,000 vehicles in the nine months ended

September 30, 2014 and the year ended December 31, 2013, respectively. Inventories at September 30, 2014 and December 31, 2013 totaled $     million and $31.5 million, respectively.

As part of the consideration for certain of the Combinations, we entered into contingent consideration agreements with the selling shareholders. Under the terms of the contingent consideration agreements, additional payments will be made to the former owners if specified future events occur or conditions are met, such as meeting profitability or earnings targets. For our Combination with Jerry Brown, we are required to pay (a) up to an additional $1.75 million if the business achieves certain revenue targets during the twelve-month period beginning with the month following the month of closing of this offering and (b) an additional, uncapped amount if the business achieves certain EBITDA targets during 2016. Based on our evaluation of the likelihood of meeting these performance targets, we recorded a liability for the Combination date fair value of the contingent consideration of $3,086. We expect to fund these payments through either cash generated from operations or through draws on our revolving credit facility. See “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies—Consideration to be Paid in the Combinations—Earnouts.”

The Combination Agreements for Eiss Brothers and the Canadian Founding Companies provide for a holdback of Combination Consideration which will be payable only if certain performance hurdles are achieved. The maximum amount of consideration that is subject to holdback for Eiss Brothers is $245,000 in cash plus 10,500 shares of our common stock (assuming a public offering price of $10.00 or more per share), of which none, some or all will be released to Eiss Brothers depending upon its EBITDA during the twelve-month period beginning with the month following the month of the closing of this offering. The maximum amount of consideration that is subject to holdback for the Canadian Founding Companies is $5,880,000 in cash plus 252,000 Exchangeable Preferred Shares (assuming a public offering price of $10.00 or more per share), of which, none, some or all will be released to the Canadian Founding Companies depending on their combined revenues from specific types of sales for the twelve-month period beginning with the month following the month of the closing of this offering. Based on our evaluation of the likelihood of meeting these performance targets, we recorded a liability for the Combination date fair value of the contingent consideration of $        . We expect to fund these payments through either cash generated from operations or through draws on our revolving credit facility. See “Certain Relationships and Related Person Transactions—The Combinations with the Founding Companies—Consideration to be Paid in the Combinations—Holdbacks.”

We intend to continue to evaluate markets for potential growth through selected business acquisitions and the internal development of distribution and dismantling facilities. Our future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of our future business acquisitions and our internal development efforts. We expect our credit facility to provide additional sources of liquidity to fund acquisitions.

We believe that our current cash and equivalents, cash provided by operating activities and funds available from bank borrowings will be sufficient to meet our current operating and capital requirements, although such sources may not be sufficient for future acquisitions depending on their size. From time to time, we may need to raise additional funds through public or private financing, or other arrangements. There can be no assurance that additional funding, or refinancing of our credit facility, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital if and when needed could have a material adverse impact on our business, operating results, and financial condition.

Pro Forma Combined – Off-Balance Sheet Arrangements and Future Commitments

We do not have any off-balance sheet arrangements or undisclosed borrowings or debt that would be required to be disclosed pursuant to Item 303 of Regulation S-K under the Exchange Act. Additionally, we do not have any synthetic leases.

After the Combinations, we expect to have contractual commitments under operating leases of approximately $2.4 million per year for 15 years. Further, we expect to pay cash with a present value of approximately $8.9 million for contingent consideration one or two years after the closing of the Combinations and cash with a present value of $1.8 million for nonsubstantive consulting fee payments over periods of one to fifteen years from the closing of the Combinations. Although we may use proceeds from the offering to pay off promissory notes related to the Combinations, we may have an obligation to pay $200,000 under such promissory notes two years from the closing of the Combinations.

Pro Forma Combined – Quantitative and Qualitative Disclosures about Market Risk

Our results of operations are exposed to market risk related to price fluctuations in scrap metal and other metals. Market prices of these metals affect the amount that we pay for our inventory as well as the revenue that we generate from sales of these metals. As both our revenue and costs are affected by the price fluctuations, we have a natural hedge against the changes. However, there is typically a lag between the effect on our revenue from metal price fluctuations and inventory cost changes. Therefore, we can experience positive or negative gross margin effects in periods of rising or falling metal prices, particularly when such prices move rapidly. If market prices were to fall at a greater rate than our vehicle acquisition costs, we could experience a decline in gross margin.

Additionally, our results of operations are exposed to changes in interest rates primarily with respect to borrowings under our credit facility, where interest rates are tied to the prime rate.

Our operations in Canada are also exposed to changes in the relationship between the U.S. dollar and the Canadian dollar. As both our revenue and costs are affected by the price fluctuations, we have a natural hedge against the changes. Our operations in Canada represented 25% of our revenue in 2013. An increase or decrease in the strength of the U.S. dollar against this currency by 10% would result in approximately a 1.0% change in our consolidated revenue and operating income for the year ended December 31, 2013.

Description of Fenix and the Founding Companies

For accounting and reporting purposes, Fenix has been identified as the accounting acquirer of each of the Founding Companies. Don’s, Gary’s and Horseheads (collectively, the “Beagell Group”) have historically been under common control and on a combined basis has been identified as an accounting co-predecessor to the Company. Standard’s members (Standard Auto Wreckers, Inc., End of Life Vehicles Inc., Goldy Metals Incorporated and Goldy Metals (Ottawa) Incorporated) are entities that have historically been under common control and on a combined basis have also been identified as an accounting co-predecessor to the Company. The remaining Founding Companies are Eiss Brothers, GO Auto, Jerry Brown and Leesville. The historical operating results, liquidity and capital resource considerations of Fenix, the Beagell Group, Standard and each of the other Founding Companies are described below.

Fenix Parts, Inc.

Overview

Fenix was founded in January 2014 for the purpose of effecting the Combinations. Fenix has no operations at this time and has two employees. During 2014, Fenix incurred various legal, accounting and administrative costs in preparation of this offering, the Combinations and assuring Fenix’s continued viability upon consummation of this offering.

Results of Operations for the Period from January 2, 2014 (Inception) through September 30, 2014

Revenue and Cost of Goods Sold

Fenix did not generate any revenue or incur any cost of goods sold for the period from January 2, 2014 through September 30, 2014.

Operating Expenses

Fenix did not incur any facility or selling expenses for the period from January 2, 2014 through September 30, 2014. Fenix’s general and administrative expenses for the period from January 2, 2014 through September 30, 2014 totaled $2.8 million. The expenses were incurred for various legal and accounting services in preparation of this offering and the Combinations.

Net Loss

Fenix’s net loss was $2.8 million for the period from January 2, 2014 through September 30, 2014.

Liquidity and Capital Resources

Fenix’s source of funding was capital raises of $2.9 million of cash from a small group of investors. Fenix may obtain additional financing as needed.

Net cash used in operating activities totaled $2.1 million for the period from January 2, 2014 through September 30, 2014, which resulted in $0.8 million of the cash capital raise left on hand as of September 30, 2014. As of November 21, 2014, Fenix had $0.1 million of cash on hand.

Beagell Group

Overview

The Beagell Group includes three commonly-controlled companies: Don’s, Gary’s and Horseheads. Don’s and Gary’s were founded in 1979 in Binghamton, New York, and Horseheads was founded in 1990 in Elmira, New York. Don’s sells recycled OEM products through its two full-service dismantling and distribution facilities located in Binghamton, New York and Pennsburg, Pennsylvania. As of September 30, 2014, Don’s operated a total of six dismantling bays and had 74 full-time employees. Gary’s and Horseheads sell recycled OEM products through their self-service facilities in Binghamton and Elmira, New York. As of September 30, 2014, Gary’s and Horseheads together had an additional 38 employees.

Results of Operations for the Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

Revenue decreased by $1.0 million, or 3.1%, to $30.1 million for the year ended December 31, 2013 from $31.1 million for the year ended December 31, 2012. The decrease in revenue was due to a $2.0 million reduction of other revenues at the self-service operations primarily due to lower scrap sales that more than offset an increase in recycled parts sales at the full-service operations. Total 2013 revenue was composed of 66% recycled OEM and related products. Other revenue, including scrap sales, represented the remaining revenue.

Cost of Goods Sold

Cost of goods sold decreased by $261,000, or 1.3%, to $19.1 million for the year ended December 31, 2013 from $19.4 million for the year ended December 31, 2012. The lower cost of goods sold resulted primarily from lower revenue, partially offset by higher costs as a percentage of revenue resulting from the impact of lower scrap sales. As a percentage of revenue, cost of goods sold increased to 63.4% of revenue in 2013 from 62.3% of revenue in 2012.

Operating Expenses

Operating expenses decreased by $391,000, or 4.1%, to $9.3 million for the year ended December 31, 2013, as compared to the year ended December 31, 2012. The decrease in operating expenses was driven primarily by lower sales and marketing costs that more than offset higher distribution expenses. As a percentage of revenue, operating expenses decreased to 30.7% of revenue in 2013 compared to 31.0% of revenue in 2012.

Net Income

Net income decreased by $276,000, or 16.3%, to $1.4 million for the year ended December 31, 2013 from $1.7 million for 2012. This decrease was primarily due to lower revenue and gross profit related to other services (scrap) revenue which was not fully offset by the reduction in operating expenses. As a percentage of revenue, net income decreased to 4.7% of revenue in 2013 compared to 5.4% of revenue in 2012.

Liquidity and Capital Resources

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Sources of ongoing liquidity are cash flows from operations. Net cash provided by operating activities totaled $2.6 million for the year ended December 31, 2013, compared to $2.5 million for the year ended December 31, 2012. The higher cash from operating activities resulted mostly from a reduction in inventory levels during 2013, compared to an increase in inventory during 2012. Inventory is the largest operating use of cash and, as of December 31, 2013, $5.8 million of inventory was on hand, compared to $6.1 million as of December 31, 2012.

Net cash used in investing activities was $263,000 for the year ended December 31, 2013, compared to $1.3 million for the year ended December 31, 2012. The reduction in cash used in investing activities primarily resulted from lower capital expenditures of $181,000 in 2013, compared with $1.4 million in the prior year.

Net cash used in financing activities was $2.4 million for the year ended December 31, 2013, compared to net cash used in financing activities of $2.6 million for the year ended December 31, 2012. The reduction in cash used in financing activities resulted primarily from lower distributions to shareholders of $2.5 million in 2013, compared to $2.8 million for the prior year.

Working capital was $7.7 million as of December 31, 2013.

Debt

As of December 31, 2013, the Beagell Group had approximately $128,000 of debt, most of which is due in 2014. The Beagell Group has a line of credit of $0.5 million, of which no amount was outstanding as of December 31, 2013.

Variable Interest Entities

The combined financial statements of the Beagell Group include the accounts of four limited liability companies, which are the lessors of the premises from which the Beagell Group operates. The Beagell Group’s net income includes the limited liability companies’ net income of $558,000 for the year ended December 31, 2013 and $364,000 for the year ended December 31, 2012. These lessors accounted for $1.5 million of net property and equipment and no debt as of December 31, 2013. The membership interests in these limited liability companies will not be transferred to Fenix Parts, Inc. in the Combinations.

Standard

Overview

Standard Auto Wreckers, Inc. was founded in 2005, in Niagara Falls, New York; End of Life Vehicles Inc. was founded in 2007 in Toronto, Ontario; Goldy Metals Incorporated was founded in 1979 in Toronto, Ontario; and Goldy Metals (Ottawa) Incorporated was founded in 2013 in Ottawa, Ontario. We collectively refer to Standard Auto Wreckers, Inc. and its three Canadian affiliates as “Standard.”

Standard sells recycled OEM products through three full-service dismantling and distribution facilities located in Niagara Falls, New York; Scarborough, Ontario; and Ottawa, Ontario. As of September 30, 2014, Standard operated a total of 22 dismantling bays and had 194 full-time employees. Both the Scarborough and Ottawa facilities run self-service operations adjacent to the full-service operation. An additional full-service dismantling and distribution facility with 12 dismantling bays is being added in Port Hope, Ontario in 2014 to replace the Scarborough full-service operation and allow for the expansion of the self-service operation.

Results of Operations for the Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

Revenue increased by $0.7 million, or 2.3%, to $31.7 million for the year ended December 31, 2013 from $31.0 million in for the year ended December 31, 2012. The increase in revenue was due to acquisition and expansion of the Ottawa operation in March 2013, which added an incremental $2.1 million of revenue in 2013. Driven by the new Ottawa operation, higher volumes of recycled OEM parts sales were largely offset by lower revenue from the sale of scrap in the self-service business. There were no acquisitions in 2012. Total 2013 revenue was composed of approximately 64% recycled OEM and related products. Other services revenue, including scrap sales, represented the remaining revenue.

Cost of Goods Sold

Cost of goods sold decreased $529,000, or 2.6%, to $19.7 million for the year ended December 31, 2013 from $20.2 million for the year ended December 31, 2012. The lower cost of goods sold was driven primarily by improvement in the Niagara Falls facility cost of goods sold and the impact of Ottawa which has a lower cost structure than either Toronto or Niagara Falls. These factors more than offset higher costs at Standard’s Toronto facility. As a percentage of revenue, cost of goods sold decreased to 62.1% of revenue in 2013 from 65.2% of revenue in 2012.

Operating Expenses

Operating expenses increased $1.2 million, or 11.8%, to $11.6 million for the year ended December 31, 2013 from $10.4 million for the year ended December 31, 2012. The increase in operating expenses was driven primarily by the labor, supplies, advertising, repairs and maintenance costs associated with converting the Ottawa operation into a dismantling facility. As a percentage of revenue, operating expenses increased to 36.6% of revenue in 2013 compared to 33.4% in 2012.

Operating expenses include management fees of $1,020,000 and $1,050,000 for the years ended December 31, 2013 and 2012, respectively. There is no formal agreement and the amount paid each year was largely discretionary. Fenix will not pay these management fees after the Combinations.

Net Income

Net income decreased by $24,000, to $281,000 for the year ended December 31, 2013 from a net income of $305,000 for the year ended December 31, 2012. As a percentage of revenue, net income was 0.1% for each of 2013 and 2012.

Liquidity and Capital Resources

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Sources of ongoing liquidity are cash flows from operations. Inventory is the largest operating use of funds and, as of December 31, 2013, $10.5 million of inventory was on hand. Working capital was $11.0 million as of December 31, 2013.

There was no indebtedness on the balance sheet as of December 31, 2013.

Net cash used in operating activities totaled $(850,000) for the year ended December 31, 2013, compared to $1.8 million of net cash provided for the year ended December 31, 2012. The decrease in cash provided by operating activities resulted mostly from changes in the level of inventory at year end. Inventory is the largest operating use of cash and, as of December 31, 2013, $10.5 million of inventory was on hand as compared to $10.1 million as of December 31, 2012.

Net cash used in investing activities was $3.8 million for the year ended December 31, 2013, compared to $132,000 for the year ended December 31, 2012. The cash used in investing activities for the year ended December 31, 2013 primarily relates to the acquisition and development of Standard’s Ottawa facility.

Net cash provided by financing activities was $249,000 for the year ended December 31, 2013, compared to $0 for the year ended December 31, 2012.

Variable Interest Entities

Standard’s combined financial statements include the accounts of Dalana Realty, Inc. (“Dalana”) the lessor of one of the premises from which Standard operates. Standard’s net income includes Dalana income of $68,000 for the year ended December 31, 2013 and $61,000 for the year ended December 31, 2012. Dalana accounted for $455,000 of net property and equipment and no debt as of December 31, 2013. The shareholder interests in Dalana will not be transferred to Fenix Parts, Inc. in the Combinations.

Eiss Brothers, Inc.

Overview

Eiss Brothers was founded in 1980 in Watertown, New York. Eiss Brothers sells recycled OEM products through its full-service dismantling and distribution facility located in Watertown, New York. As of September 30, 2014, Eiss Brothers operated five dismantling bays and had 44 full-time employees.

Results of Operations for the Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

Revenue increased by $969,000, or 10.7%, to $10.0 million for the year ended December 31, 2013 from $9.1 million for the year ended December 31, 2012. The increase in revenue was due to organic growth, which was driven by the increase in volume of recycled OEM products sold. Total 2013 revenue was composed of 90% recycled OEM and related products. Other revenues, including scrap sales, represented the remaining revenue.

Cost of Goods Sold

Cost of goods sold increased by $1.1 million, or 17.0%, to $7.3 million for the year ended December 31, 2013 from $6.2 million for the year ended December 31, 2012. The higher cost of goods sold was driven primarily by costs associated with revenue increases, higher costs and lower margin on products purchased from third parties for resale and higher payroll costs associated with dismantling and inventory management. As a percentage of revenue, cost of goods sold increased to 72.4% of revenue in 2013 from 68.5% of revenue in 2012.

Operating Expenses

Operating expenses decreased by $162,000, or 6.3%, to $2.4 million for the year ended December 31, 2013 from $2.6 million for the year ended December 31, 2012. The decrease in operating expenses was driven primarily by decreases in commission, advertising and shipping costs and overall reductions in the cost of supplies. As a percentage of revenue, operating expenses decreased to 24.1% of revenue in 2013, compared to 28.5% of revenue in 2012.

Net Income

Net income increased by $103,000, or 42%, to $348,000 for the year ended December 31, 2013 from $245,000 for the year ended December 31, 2012. This increase was primarily driven by the additional gross profit generated from the higher revenue and lower operating expenses that were largely offset by lower margins. As a percentage of revenue, net income increased to 3.5% of revenue in 2013 compared to 2.7% in 2012.

Liquidity and Capital Resources

Sources of ongoing liquidity are cash flows from operations. Net cash provided by operating activities totaled $395,000 for the year ended December 31, 2013, compared to $155,000 for the year ended December 31, 2012. The higher cash flow from operating activities resulted mostly from a reduction in inventory during 2013, compared to an increase in inventory during 2012. Inventory is the largest operating use of cash and, as of December 31, 2013, $5.37 million of inventory was on hand, compared with $5.41 million as of December 31, 2012. Inventory decreased by $45,000 in 2013, compared to an increase in inventory of $302,000 in 2012.

Net cash provided by investing activities was $2,000 for the year ended December 31, 2013, compared to a use of cash of $179,000 for the year ended December 31, 2012. The use of cash in 2012 was driven by a loan to a shareholder of $155,000. Capital expenditures totaled $5,000 for the year ended December 31, 2013, compared to $32,000 for the year ended December 31, 2012.

Cash used in financing activities was $197,000 for the year ended December 31, 2013, compared to cash used in financing activities of $111,000 for the year ended December 31, 2012. Repayment of debt and shareholder distributions are the primary components of cash used in financing activities.

Working capital was $5.8 million as of December 31, 2013.

Debt

Eiss Brothers had $592,000 in notes payable at December 31, 2013, including a mortgage loan of $418,000 and various equipment loans of $144,000, $75,000 of which is due in 2014. Eiss Brothers’ notes payable decreased by $114,000 from the prior year due to the repayment of debt.

Variable Interest Entities

Eiss Brothers’ financial statements include the accounts of Eiss Brothers Partnership (“EBP”), which is the lessor of the premises from which Eiss Brothers operates. Eiss Brothers’ net income included EBP income of $17,000 for the year ended December 31, 2013 and $11,000 for the year ended December 31, 2012. EBP accounted for $880,000 of net property and equipment and $418,000 of debt as of December 31, 2013. The partnership interests in EBP and the related mortgage loan will not be transferred to Fenix Parts, Inc. in the Combinations.

Green Oak Investments LLC dba GO Auto Recycling

Overview

GO Auto was founded in 2008 in Jacksonville, Florida. GO Auto sells recycled OEM products through its full-service dismantling and distribution facility located in Jacksonville, Florida. As of September 30, 2014, GO Auto operated five dismantling bays and had 40 full-time employees.

Results of Operations for the Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

Revenue increased $2.5 million, or 46.0%, to $8.0 million for the year ended December 31, 2013 from $5.5 million for the year ended December 31, 2012. The increase in revenue was due to organic growth, which was primarily driven by an increase in the volume of recycled OEM products sold from vehicles that GO Auto purchased at auction and dismantled in-house as well as product acquired from other dismantling operations for sale and distribution through the GO Auto distribution network. Total revenue for the year ended December 31, 2013 was composed of 90% recycled OEM and related products. Other revenues, including scrap sales, represented the remaining revenue.

Cost of Goods Sold

Cost of goods sold increased $1.8 million, or 48.0%, to $5.6 million for the year ended December 31, 2013 from $3.8 million for the year ended December 31, 2012. The higher cost of goods sold was driven primarily by an increase in the proportion of recycled OEM products that were acquired from other dismantling operations for sale and distribution through the GO Auto network and by costs associated with the incremental sales volume. As a percentage of revenue, cost of goods sold increased to 69.6% of revenue in 2013 from 68.6% of revenue in 2012.

Operating Expenses

Operating expenses increased $675,000, or 41.0%, to $2.3 million for the year ended December 31, 2013 from $1.6 million for the year ended December 31, 2012. The increase in operating expenses was driven primarily by incremental labor and other expenses for distribution, selling and marketing to support the 46% increase in revenue. As a percentage of revenue, operating expenses for the year ended December 31, 2013 decreased to 28.7% of revenue compared to 29.6% of revenue in 2012.

Net Income

Net income increased by $44,000, or 110.0%, to $84,000 for the year ended December 31, 2013 from $40,000 for the year ended December 31, 2012. This increase was primarily driven by the impact of the incremental profit from the revenue increase that was largely offset by the higher operating expenses. As a percentage of revenue, net income increased to 1.0% of revenue in 2013 compared to 0.7% of revenue in 2012.

Liquidity and Capital Resources

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Sources of ongoing liquidity are cash flows from operations. Net cash provided by operating activities totaled $295,000 for the year ended December 31, 2013, compared to $57,000 for the year ended December 31, 2012. The increase in cash flows from operations was primarily driven by changes in working capital mostly related to increases in accounts payable to support sales growth and a decrease in inventories.

Net cash used in investing activities was $34,000 for capital expenditures for the year ended December 31, 2013, compared to $69,000 for capital expenditures for the year ended December 31, 2012.

Net cash used in financing activities was $81,000 for the year ended December 31, 2013, compared to net cash provided by financing activities of $40,000 for the year ended December 31, 2012. The use of cash in 2013 was to repay debt, compared to 2012 when GO Auto was a net borrower.

Working capital was $1.0 million as of December 31, 2013.

Debt

As of December 31, 2013, GO Auto had $1.2 million of debt, of which $208,000 is due in 2014. Debt is primarily comprised of a related party mortgage and line of credit of $928,000 and $115,000, respectively.

Jerry Brown, Ltd.

Overview

Jerry Brown was founded in 1980 in Queensbury, New York. Jerry Brown sells recycled OEM products and a selection of aftermarket parts through its full-service dismantling and distribution facility located in Queensbury, New York. As of September 30, 2014, Jerry Brown operated four dismantling bays and had 64 full-time employees.

Results of Operations for the Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

Revenue increased by $1.4 million, or 13.4%, to $12.1 million for the year ended December 31, 2013 from $10.7 million for the year ended December 31, 2012. The increase in revenue was due to organic growth, which was driven by the increase in volume of recycled OEM products sold. Total 2013 revenue was composed of 92% recycled OEM and related products. Other revenues, including scrap sales, represented the remaining revenue.

Cost of Goods Sold

Cost of goods sold increased by $1.1 million, or 16.7%, to $7.7 million for the year ended December 31, 2013 from $6.6 million for the year ended December 31, 2012. The higher cost of goods sold was driven primarily by costs associated with the incremental revenue. As a percentage of revenue, cost of goods sold increased to 63.9% of revenue in 2013 from 62.1% of revenue in 2012.

Operating Expenses

Operating expenses decreased $92,000, or 2.4%, to $3.7 million for the year ended December 31, 2013 from $3.8 million for the year ended December 31, 2012. The decrease in operating expenses was driven primarily by lower officer compensation. As a percentage of revenue, operating expenses decreased to 30.4% of revenue compared to 35.3% of revenue in 2012.

Net Income

Net income increased by $506,000 to $638,000 for the year ended December 31, 2013 compared to $132,000 for the year ended December 31, 2012. This increase was primarily driven by the margin from the incremental revenue.

Liquidity and Capital Resources

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Sources of ongoing liquidity are cash flows from operations. Net cash provided by operating activities totaled $533,000 for the year ended December 31, 2013, compared to $463,000 for the year ended December 31,

2012. Net income, excluding non-cash items, was $510,000 higher in 2013, but was offset by a $533,000 larger increase in inventories in 2013. Inventory is the largest operating use of cash and, as of December 31, 2013, $4.9 million of inventory was on hand, compared to $4.4 million as of December 31, 2012.

Net cash used in investing activities was $1.3 million for the year ended December 31, 2013, compared to $266,000 for the year ended December 31, 2012. Capital expenditures were $1.4 million in 2013, primarily related to the expansion of the storage yard and construction of a new warehouse compared to $312,000 in 2012.

Net cash provided in financing activities was $864,000 for the year ended December 31, 2013, compared to net cash used in financing activities of $179,000 for the year ended December 31, 2012. Total borrowings of $1.7 million, net of repayments of $0.9 million, were used largely to fund capital expenditures in 2013.

Working capital was $4.7 million as of December 31, 2013.

Debt

As of December 31, 2013, Jerry Brown had $1.3 million of debt, an increase of $0.8 million from the previous year end. Jerry Brown entered into a new term loan agreement in 2013 to facilitate the expansion of its storage yard and the construction of a warehouse, of which $200,000 is due in 2014.

Variable Interest Entities

Jerry Brown’s financial statements include the accounts of three limited liability companies, which are the lessors of the premises from which Jerry Brown operates. Jerry Brown’s net income includes the limited liability companies’ net income of $138,000 for the year ended December 31, 2013 and $19,000 for the year ended December 31, 2012. The increase in income attributable to these limited liability companies was primarily due to the addition of the third limited liability company in 2013, which contributed $103,000 of income in 2013. The lessors accounted for $353,000 of net property and equipment and $143,000 of debt as of December 31, 2013. The membership interests in these limited liability companies will not be transferred to Fenix Parts, Inc. in the Combinations.

Leesville Auto Wreckers, Inc.

Overview

Leesville was founded in 1951 in Rahway, New Jersey. Leesville sells recycled OEM products through its full-service dismantling and distribution facility located in Rahway, New Jersey. As of September 30, 2014, Leesville operated eight dismantling bays and had 56 full-time employees.

Results of Operations for the Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Revenue

Revenue increased $1.2 million, or 7.3%, to $18.2 million for the year ended December 31, 2013 from $17.0 million for the year ended December 31, 2012. The increase in revenue was due to organic growth, which was primarily driven by an increase in the volume of recycled OEM and related parts purchased from third parties for sale. Total 2013 revenue was composed of 74% recycled OEM and related products and 24% vehicles, primarily motorcycles. Other services revenue, including scrap sales, represented the remaining revenue.

Cost of Goods Sold

Cost of goods sold increased $491,000, or 3.9%, to $13.2 million for the year ended December 31, 2013 from $12.7 million for the year ended December 31, 2012. The higher cost of sales was driven primarily by an increase in the proportion of recycled OEM products that were acquired from other dismantling operations for sale and distribution through the Leesville network. In general, margins are considerably higher on the recycled OEM parts dismantled in-house. As a percentage of revenue, cost of goods sold decreased to 72.3% of revenue in 2013 from 74.7% of revenue in 2012.

Operating Expenses

Operating expenses increased $343,000, or 7.7%, to $4.8 million for the year ended December 31, 2013 from $4.5 million for the year ended December 31, 2012. The increase in operating expenses was driven primarily by higher officer compensation and rent. As a percentage of revenue, operating expenses increased to 26.5% of revenue in 2013, compared to 26.4% of revenue in 2012.

Net Income (Loss)

Net income increased by $221,000 to $73,000 for the year ended December 31, 2013 from a net loss of $148,000 for the year ended December 31, 2012. This improvement was primarily driven by higher revenue and improved operating margins.

Liquidity and Capital Resources

Sources of ongoing liquidity are cash flows from operations. Net cash provided by operating activities totaled $268,000 for the year ended December 31, 2013, compared to $67,000 for the year ended December 31, 2012. Net income, excluding non-cash items, was $440,000 higher in 2013, however, this increase was partially offset by the impact of working capital changes. Inventory is the largest operating use of cash and, as of December 31, 2013, $3.8 million of inventory was on hand, compared to $3.7 million as of December 31, 2012.

Net cash used in investing activities, entirely for capital expenditures, was $553,000 for the year ended December 31, 2013, compared to $127,000 for the year ended December 31, 2012.

Net cash provided in financing activities was $338,000 for the year ended December 31, 2013, compared to no net change for the year ended December 31, 2012. The 2013 change in cash flows related primarily to a new note for $200,000 and shareholder contributions of $164,000.

Working capital was $3.2 million as of December 31, 2013.

Debt

As of December 31, 2013, Leesville had $200,000 of debt, consisting of a note for that amount entered into by one of the lessors of the Company’s premises in October 2013, none of which is due in 2014.

Variable Interest Entities

Leesville’s financial statements include the accounts of three limited liability companies and one C corporation, which are the lessors of the premises from which Leesville operates. Leesville’s net income includes the lessors’ net income of $161,000 for the year ended December 31, 2013 and $19,000 for the year ended December 31, 2012. These lessors accounted for $919,000 of net property and equipment and $200,000 of debt as of December 31, 2013. The ownership interests in these lessors will not be transferred to Fenix Parts, Inc. in the Combinations.

BUSINESS

Our Company

We are a leading recycler and reseller of OEM automotive products. Fenix was founded in January 2014 to combine our eight Founding Companies and create a network that offers sales, fulfillment and distribution in key regional markets in the United States and Canada. Our Founding Companies have been in business an average of 30 years and operate from 13 locations. Our primary business is auto recycling, which is the recovery and resale of OEM parts, components and systems reclaimed from damaged, totaled or low value vehicles. Our customers include collision repair shops (body shops), mechanical repair shops, auto dealerships and individual retail customers.

We provide customers with high quality recycled OEM products, extensive inventory and product availability, responsive customer service and fast delivery. Upon receipt of vehicles, which we primarily purchase at auto salvage auctions, we inventory and then dismantle the vehicles and sell the recycled components. We operate a hub and spoke distribution network allowing us to efficiently move products among our locations and expedite delivery to our customers.

The recycled OEM products that we sell include mechanical parts used to repair or replace worn or damaged components, such as engines and transmissions, and collision repair parts used to repair vehicles typically involved in a collision, such as door assemblies, trunk lids, lights, fenders and other products. These products are “insurance quality” which means of a quality that is acceptable for use in a repair paid for by an insurance company. Many consumers and repair facilities use recycled OEM products because they are less expensive than new OEM products and are perceived to be of higher quality and fit than aftermarket products. Recycled OEM products often are sold as assemblies, which shorten repair times and help reduce labor costs. In addition, insurance companies are increasingly influencing repair facilities to use recycled OEM products as a lower cost alternative to new OEM products.

Typically, damaged, totaled or low value vehicles acquired by insurance companies are resold through auto salvage auctions. Because some insurance companies mandate that recycled OEM products be no older than the vehicle they are used to repair, the majority of the vehicles we acquire are not more than ten years old. We employ software-based inventory management systems to determine what vehicles to purchase and at what price, based upon our estimation of the demand for the products on the vehicle, the prices we can obtain for those products and the final scrap value of the vehicle.

We have nine full-service recycling facilities, concentrated in the Northeastern United States and Southeastern Canada. These locations include Binghamton, NY, Niagara Falls, NY, Pennsburg, PA, Rahway, NJ, Ottawa, Ontario, Port Hope, Ontario, Queensbury, NY, Watertown, NY and Jacksonville, FL. Concentration of our facilities provides significant advantages in distributing our products as well as in bidding for cars at auctions. Our full-service recycling facilities have a total of over 50 bays for the dismantling of vehicles. In 2013, we dismantled and recycled a total of 13,000 vehicles and sold more than 450,000 parts. We also sell aftermarket parts. Our full-service recycling facilities have approximately 500,000 square feet of indoor warehouse space and approximately 150 acres of total storage. Typically we do not begin to process a vehicle until we have an order for a significant part at which point we process the entire vehicle, removing all resalable parts. Our facilities employ state-of-the art environmental systems for removing hazardous fluids prior to dismantling. We have four self-service locations, two of which are co-located with full-service facilities. Our self-service locations are in Binghamton, NY, Elmira, NY, Ottawa, Ontario and Scarborough, Ontario. At these locations, we allow retail customers to directly dismantle, recover and purchase recycled OEM products. Our self-service recycling facilities have approximately 40,000 square feet of indoor storage space and are situated on approximately 50 acres. Once each of our vehicles has been dismantled, we sell the remaining parts and materials as scrap.

Our customers include collision and mechanical repair shops, auto dealerships and individual retail customers. Competition for sales is based primarily on product availability and delivery times. Our ability to deliver insurance quality OEM products on a same or next day basis is a critical part of obtaining and retaining customers. Customers can go online or call our fulfillment centers to find and order our products. In order to increase the availability of our products, we maintain an extensive inventory. We apply a coordinated regional approach to our inventory management and distribution activities, which allows us to efficiently meet demand within the markets we serve. In 2013, this customer base exceeded 10,000 customers with no single customer accounting for more than 1% of our combined revenue.

Our Industry

The ACA estimates that the U.S. automotive aftermarket was approximately $238.4 billion in 2013. We operate in the U.S. collision and mechanical repair products market, a subset of the U.S. automotive aftermarket. According to ACA, the U.S. collision and mechanical repair products market was approximately $59.4 billion in 2013.

The following are key industry highlights:

Large and Stable Market Opportunity

Demand for collision repair products has been increasing since 2002 and is driven by the number of annual collision repairs in the United States and Canada. Several key drivers of the number of collision repairs include increased number and age of vehicles on the road (commonly referred to as the “car parc”), the increased number and age of licensed drivers and the total miles driven annually. Wards Automotive estimates there were more than 253 million passenger vehicles in the U.S. car parc in 2013 compared to 226 million in 2003; the U.S. Department of Transportation estimates there were more than 212 million licensed drivers in 2012 versus 194 million in 2002; and the U.S. Department of Transportation estimates that total miles driven in the U.S. in 2013 was 3.0 trillion compared to 2.9 trillion in 2003.

We believe that improvements in automobile quality have extended the useful life of vehicles. We believe this has resulted in an increasing age of the car parc over time, which has further increased demand for recycled OEM products due to their attractive value proposition. According to R.L. Polk and Company, in 2013, the average age of the U.S. car parc was 11.4 years, which has steadily increased from 9.7 years in 2003.

Increased Usage of Recycled OEM Products

Usage of recycled OEM products has experienced steady growth over the last decade. We believe there are several industry dynamics that have contributed to the demand for recycled OEM products, including rising collision repair costs and increasing age of the car parc, favorable price points relative to other replacement products, shorter part delivery time and higher profit margins for the repair shops that utilize recycled OEM products.

Demand for recycled OEM products is driven by the desire to reduce costs, including that of insurance carriers since they pay for the majority of all collision repairs. In most cases, recycled OEM products are sold at a discount relative to other replacement products.

Highly Fragmented Market with High Barriers to Entry

The automotive recycling industry is highly fragmented, with few multi-facility operators. According to the ARA, there are an estimated 9,000 vehicle recyclers in the United States and Canada. We believe that there is only one direct competitor with more than 1% market share within the automotive recycling industry, who we believe has market share of less than 10%.

Typically, automotive recyclers are located near high-density, urban environments which provide both a strong supply of salvage vehicles and stable consumer demand. Given the typical facility size and nature of the industry’s full-service and self-service recycling facilities, it can be extremely difficult to receive the zoning necessary to conduct dismantling operations and the proper permits necessary to open a new facility. We believe this insulates our business from new competitors entering the market. Furthermore, in order to access the 300 salvage auction sites that annually sell over 2.5 million damaged, totaled or low-value vehicles, prospective buyers generally must meet state licensing requirements. Finally, given the cost associated with the logistics required to meet the quick turnaround demands of repair shops, we believe it is difficult for suppliers outside of local markets, including internet-based parts providers, to effectively compete with local automotive recycling suppliers.

Our Competitive Strengths

Favorable Industry Dynamics

We believe that demand for recycled OEM products is highly stable and marked by consistent long-term growth. Because our products are used principally in non-discretionary collision and mechanical repairs, we believe the demand for our products remains stable through a variety of economic cycles. We believe that the number of collision and mechanical repairs has increased over time due to favorable trends including the number of vehicles in the car parc, the increasing miles driven and the number and age of drivers. Additionally, we believe that there are several industry dynamics that have contributed to the increased utilization of recycled OEM products over the last decade, including rising collision repair costs, favorable price points relative to other replacement products, greater inventory availability, shorter part delivery time and higher profit margins for the repair shops that utilize recycled OEM products.

Competitive Market Position

Upon combining the Founding Companies, we believe that we will have the second largest network of automotive recycling companies in the northeast region of North America (U.S. and Canada) with nine full-service and four self-service recycling locations, two of which are co-located at existing full-service facilities. We believe the strength and scale of our regional network, our customer relationships and our extensive inventory of insurance quality OEM products give us a competitive advantage. Furthermore, we believe that obtaining the zoning and environmental permits required to greenfield a new location creates significant barriers to entry. Finally, given the demand for insurance quality OEM replacement parts and the cost associated with the logistics required to meet the quick turnaround demands of repair shops, we believe it is difficult for suppliers outside of local markets and internet-based competitors to effectively compete with local automotive recycling suppliers like us.

Extensive Inventory and Distribution Platform with Broad Customer Reach

Competition for sales is based primarily on product availability and delivery times. Our extensive inventory of insurance quality recycled OEM products and our distribution infrastructure give us the ability to help our customers reduce repair cycle time by delivering our products typically the same or next day. In order to increase the availability of our products, we maintain an extensive inventory, which exceeds 300,000 products. We have also developed a coordinated regional approach to our inventory management and distribution activities, which allows us to efficiently meet demand within the markets we serve. According to the 2010 census, our network enables us to reach three of the ten largest cities in North America by population (New York, Toronto and Philadelphia). This customer base exceeds 10,000 customers throughout the U.S. and Canada with no single customer accounting for more than 1% of our combined revenue in 2013. We believe this diverse customer base protects us against adverse changes in the economy and market conditions.

Dynamic Vehicle Procurement Process

A critical component of our success and growth is our ability to identify and value the products that can be recycled on a vehicle. We have developed a scalable, data-driven approach, utilizing real-time sales and inventory information, which allows us to procure vehicles in a cost-efficient manner and optimize the dismantling process. Employing this real-time demand information per product enables us to determine which vehicles to purchase, how much to pay per vehicle and the expected profit per vehicle. As our largest single expenditure, the efficient procurement of vehicles is critical to our growth, operating results and cash flow.

Deep Industry Expertise

We benefit from the industry expertise and deep customer relationships that have been established at the Founding Companies over the course of their history as standalone businesses. Our key management personnel at the Founding Companies have served an average of 20 years in the automotive recycling industry and many have held senior leadership positions in key industry trade groups, such as the ARA. We believe that our key management personnel at the Founding Companies will be instrumental in the ongoing implementation of operational best practices across our network. Additionally, as long-term participants in the industry, we believe that our key management personnel at the Founding Companies have deep relationships with their peers that will help facilitate the discussions for future acquisitions.

Experienced Management Team

Our senior management has significant experience operating and growing automotive and logistics-based businesses. Prior to joining Fenix, our Chief Executive Officer, Kent Robertson, held several senior leadership positions at Stericycle, Inc. (“Stericycle”), a national reverse logistics and regulated waste management company. Mr. Robertson had more than 20 years of experience managing multi-line decentralized distribution and services businesses at Stericycle and at American Medical Disposal, Inc., a company he co-founded in 1990, which was acquired by Stericycle in 2001. Under Mr. Robertson’s leadership, Stericycle successfully acquired and integrated over 70 acquisitions. Our Chief Financial Officer, Scott Pettit, has significant automotive industry, public company, acquisition and integration experience, including serving from 2001 to 2007 as the Chief Financial Officer of Insurance Auto Auctions, Inc. Our Executive Vice President, David Gold, was the President and a co-owner of Standard Auto Wreckers, Inc., one of our Founding Companies. A third-generation automobile recycler, Mr. Gold has over 20 years’ experience in our industry and is the President-elect of the ARA.

Our senior management team and key employees will continue to have a significant equity stake in Fenix following this offering.

Attractive Financial Model

We believe our highly variable cost structure, low requirements for capital expenditures (in 2013, our maintenance capital expenditures were less than 1% of pro forma combined revenues) and the stability of the collision and mechanical repair products market combine to enable our business to deliver strong results through a variety of business cycles. We believe that these factors will allow us to produce significant free cash flow and enable us to continue to fund our growth. We also believe that following the Combinations, our scale will create a broader base for cost absorption, process improvement to facilitate more informed decision making and improved financial management.

Organizational Structure

We will operate on a decentralized basis with an emphasis on regional and local market execution supported by corporate coordination. Local management will continue to operate the businesses and leverage their relationships with customers and suppliers. At the same time, certain administrative functions will be centralized on a regional and, in certain circumstances, a national basis following this offering, including but not limited to corporate strategy and acquisitions, transactional processing, accounting support functions, marketing, systems support, insurance, human resources, information technology and environmental compliance. In addition, by combining overlapping operations of certain of the Founding Companies, we expect to achieve more efficient asset utilization.

Our Strategy

We intend to pursue the following strategies to grow our business and enhance shareholder value:

Enhance and Build our Network through Acquisitions

The acquisition of other OEM automotive products recycling businesses in our markets or adjacent markets is a key element of our strategy. This will increase our customer base, grow our distribution network and expand our inventory. We believe that the highly fragmented nature of the automotive recycling industry presents a significant opportunity for consolidation. There are currently an estimated 9,000 participants in the automotive recycling industry, and we expect that there will continue to be an ample number of attractive acquisition candidates. We believe the relationships developed by management of our Founding Companies will assist us in gaining access to potential acquisition candidates. We intend to actively pursue acquisitions to increase customer and route density within our network and expand into new geographic markets, using a disciplined approach to identify and evaluate acquisition candidates. We believe that our expansion strategy also makes us an attractive buyer to auto recyclers that may wish to remain active in their business while participating in an acquisition growth strategy.

Organically Grow Market Share and Unit Volume

We have identified initiatives to increase vehicle processing throughput, inventory and product availability, thereby growing revenue, volume and market share. These initiatives include:

•	Expand Dismantling Capacity. We operate over 50 dismantling bays within our full-service auto recycling facilities. We plan to add dismantling bays within our current facility structure to support inventory demand with minimal capital expense or regulatory involvement. We can also add shifts to increase dismantling utilization. Training is an important element to support our dismantling operations, and we will continue to invest in the education of our dismantlers to further increase their abilities. Collectively, we believe these initiatives will help us increase dismantling capacity and productivity, thereby increasing inventory and product availability.

•	Develop an Integrated Technology Platform. We currently utilize third-party software solutions to support our business. We believe this software is sufficient for our current needs, but we intend to adopt an integrated technology platform to support our future growth. We believe that any cost associated with the development of a new technology platform would be offset through improvements in salvage vehicle procurement, production management, part pricing, inventory management, marketing, sales, logistics and compliance.

•	Enhance Sales Force Effectiveness. We have built significant goodwill with our customers through the use of local sales specialists. We plan to maintain our sales specialists in their local markets to preserve high levels of service and existing customer relationships. We will also provide our sales force with enhanced training and additional resources to reach new markets and customers. We believe that the resulting increase in sales force effectiveness will strengthen our relationships with customers and increase sales.

•	Expand our Logistics Capacity. We will continue to expand our logistics capacity to meet the delivery expectations of our customers (typically the same or next day). We believe that by implementing certain business process improvements within our organization we will be able to leverage our infrastructure without requiring additional capital investment. However we may invest in additional infrastructure including trucks, employees or transfer hubs to expand in existing markets and into adjacent markets. By improving our logistics capacity, we expect to improve customer fulfillment rates and enhance our value to customers.

Increase our Margins and Enhance Operating Efficiencies

We have identified certain best practices among our Founding Companies, including those that improve salvage vehicle procurement and dismantling, enhance product delivery and maximize the value of end-of-life vehicles. We plan to implement these best practices across our network to improve the operating margins of our Company and any subsequently acquired businesses. Further, we believe an integrated operating platform within geographic areas will create opportunities for economies of scale as we grow. We expect cost savings in such areas as parts purchasing, vehicle leasing and maintenance, information systems and contractual relationships with key suppliers. We also believe there are significant opportunities to improve operating margins by consolidating administrative functions such as finance, marketing, insurance, employee benefits, accounting and risk management.

Our Business Operations

We are a leading recycler and reseller of OEM automotive products in the United States and Canada. Our primary business is the recovery and resale of insurance quality OEM parts, components and systems reclaimed from damaged, totaled or low value vehicles. Our full-service recycling operations involve four primary components: vehicle procurement, vehicle processing, sales and distribution.

Vehicle Procurement

Vehicle procurement is the acquisition of severely damaged or totaled vehicles for the purpose of obtaining recycled OEM products and other inventory. Salvage auctions are our primary source for late model high-value salvage vehicles to be processed and sold. We acquired approximately 13,500 vehicles from these auctions in 2013. As part of the procurement process we pay certain fees that the auction companies charge to both vehicle suppliers (primarily insurance companies) and purchasers. We also incur third-party fees to tow the vehicles from the auction to our facilities. Salvage auctions ensure that vehicles have proper title documentation and are in compliance with applicable laws, thereby assuring that the vehicle is not stolen.

Supported by industry leading third-party software, we utilize a scalable, data-driven approach to vehicle procurement, which employs real-time sales and inventory information. Employing real-time demand information, on a per part basis, enables us to determine which vehicles to purchase, how much to pay per vehicle and the expected profit per vehicle, ensuring that we do not purchase vehicles where we have excess inventory. The analysis of this data and the purchasing of the vehicles are led by our professionals at each location in coordination with management. We plan to coordinate our teams on a regional and national basis to support our growth strategy of inventory expansion and order fulfillment.

Vehicle Processing

Vehicle processing involves converting or dismantling a salvage vehicle into recycled OEM products ready for distribution. When a salvage vehicle arrives at one of our facilities, our inventory specialists identify and catalog the vehicle so that the parts become available in our inventory system. Supported by third-party technology and our internal production scheduling, we will determine the optimal time to recover a significant part from a salvage vehicle and, at that point, begin the dismantling process.

Our dismantlers remove components that will become products for sale. Once we receive an order for a significant component, we transfer the vehicle into a dismantling bay. We then validate the useable parts and harvest them from the vehicle. Harvested products include, among other things, engines, transmissions, transfer cases, air conditioning compressors, doors, hoods, trunk lids, tail lamps and bumpers. Each part is inspected for quality, entered into our inventory tracking system, bar code tagged for identification and prepared for storage or delivery to our customers. We also remove and use or sell any remaining recyclable items, such as gasoline and catalytic converters. We use licensed third parties to dispose of any fluids that are not reused or recycled. The remaining vehicle hulks and components such as fabrics, rubber, plastics and glass are delivered to automobile shredders, crushers and scrap processors.

Sales

As of September 30, 2014, we employed 68 sales specialists, who are generally responsible for working with our customers to provide part solutions. Our sales specialists receive a significant component of their compensation as commission. We put all of our sales personnel through a thorough training program. We support our sales specialists with route managers who deliver our products and help foster our client relationships. In addition, our outside sales staff focuses on business development in various markets to enhance current market penetration and develop geographically adjacent new markets.

We also employ specialists who regularly review and revise our product pricing. These specialists analyze factors such as location, model year of the product, recent demand, product quality, inventory turnover, new OEM part prices, aftermarket part prices and remanufactured part prices with the goal of optimizing revenue.

Distribution

We operate our full-service locations as warehouse and distribution facilities. In-stock parts are generally delivered the same or next day by one of our route delivery trucks. Our distribution is supported by our regional transfer hub where we exchange inventory on a daily basis. This transfer activity enables us to have an expanded inventory without the carrying cost of additional warehousing and increases fulfillment rates by having higher in-stock levels and reduced product lead time. We believe that by implementing certain business process improvements, we will be able to better leverage our distribution infrastructure.

Self-Service Operations

We operate four self-service locations, two of which are co-located at existing full-service facilities. At our self-service locations, we primarily serve individual retail customers. In compliance with our policies, these customers directly dismantle, recover and purchase recycled OEM products from our self-service inventory of end-of-life vehicles at a pre-set product price.

We procure these end-of-life vehicles from a variety of sources including but not limited to charities, individual customers, impound lots, third-party tow truck services and salvage auctions. We primarily pay for these vehicles on a per ton basis, which allows us to typically ensure that the final scrap value of these vehicles is greater than our initial purchase price. Once we determine that we have received proper title or other documentation, we will begin the inventory process. The inventory process entails draining and recycling all fluids, and removing the tires and certain mechanical parts, which are then held for sale to our customers. Our self-service locations are typically open seven days a week, year-round. Once we determine that a vehicle in our self-service inventory has few remaining valuable recoverable parts due to customers having dismantled and recovered the majority of the vehicle, we sell the remainder as scrap on a per ton basis.

Products

We procure salvage vehicles which we determine have the greatest recyclable product demand and provide the highest margins. These tend to be popular types of vehicles, reflective of the composition of the North American car parc, such as sport utility vehicles and pickup trucks, and, when available, high value late-model foreign and domestic vehicles. Customers or their insurers generally require the use of recycled OEM parts that are not older than the vehicle being repaired. The degree of damage is not a significant factor in our procurement process as we only assign value to the undamaged product in our valuation.

Our most popular mechanical items include engines, transmissions, transfer cases, air condition compressors and knee assemblies, while our most popular collision parts include doors, lids, gates, front and rear bumpers and headlights. We also generate a portion of our revenues from the sale of aftermarket parts and from the sale as scrap of unusable parts and materials.

For an additional fee, we sell extended warranty contracts for certain mechanical products. These contracts cover the cost of parts and, in some cases, labor, and are sold for periods of six months or longer.

Competition

We operate in a highly competitive industry. We consider all suppliers of automotive products to be competitors, including other participants in the recycled OEM product market, OEMs, and suppliers of aftermarket, refurbished and remanufactured parts. We also compete with both online and offline retailers who offer OEM and aftermarket parts, including national auto parts retailers, online marketplaces (such as eBay), online retailers and auto repair information websites and local independent retailers or niche auto parts retailers. We believe the principal areas of competition in our industry include availability of inventory, service, quality and pricing.

The automotive recycling industry is highly fragmented, with few multi-facility operators. According to the ARA, there are an estimated 9,000 vehicle recyclers in the United States and Canada. We believe that LKQ Corporation, with what we believe is less than a 10% market share, is our only direct competitor with more than a 1% market share within the automotive recycling industry.

Customers

We sell the majority of our products to collision repair shops and mechanical repair shops. The majority of these shops tend to be independently-owned, although there has been a trend toward consolidation resulting in the formation of several national and regional repair companies. We also sell recycled OEM products to individual retail customers. In 2013, this customer base exceeded 10,000 customers with no single customer accounting for more than 1% of our combined revenue.

Although our products are delivered directly to the repair shop or installer, we consider insurance companies to be indirect customers as they often ultimately pay for the repair of the insured vehicle. Insurance companies thereby influence the decision-making process as to how a damaged vehicle is repaired, and the cost level of the product used in the repair process. Insurance companies are also concerned with customer satisfaction with the repair process and the total time to return the repaired vehicle to its owner, as well as “green” initiatives consistent with recycling vehicle parts.

Information Technology

We use widely available third-party systems technology, as well as some proprietary applications. The major features of our facility management systems include procurement, inventory control, order fulfillment and billing, sales analysis, vehicle tracking and profitability reporting. These systems are primarily based at our individual operating locations. The systems also support an electronic exchange system for identifying and locating parts at other selected recyclers and facilitate brokered sales to fill customer orders for items not in stock.

We have separate third-party financial systems for financial and budget reporting, general ledger accounting, accounts payable, payroll and fixed assets. We utilize the same common financial systems throughout our operations.

We believe our existing information technology systems are sufficient for our current needs, but we intend to adopt an integrated technology platform to support our future growth. We believe that any associated cost would be offset through improvements in salvage vehicle procurement, production management, part pricing, inventory management, marketing, sales, logistics and compliance.

Employees

As of September 30, 2014, we employed 510 full-time team members, with 163 in Canada and 347 in the United States. As of September 30, 2014, we also had two corporate employees. None of our employees are members of unions or participate in other collective bargaining arrangements.

Facilities

Our corporate headquarters are located at 12901 SW 132 Avenue, Miami, Florida 33186. We lease this facility from a related party on a month-to month basis for nominal consideration. We intend to move our corporate headquarters to Chicago, Illinois as soon as reasonably practicable following the completion of this offering and the Combinations. The primary functions performed at our corporate headquarters are financial, accounting, treasury, marketing, human resources, information systems support and legal.

We conduct operations from a total of thirteen full- and self-service facilities. All of these facilities include a combination of processing and sales operations, and nine of them also include distribution facilities. We do not own any real property; each of our thirteen facilities is leased, with its lease term commencing upon the completion of this offering and expiring after 15 years, subject to renewal options. The following table describes the leases for our thirteen facilities (three of which are composed of multiple leased properties).

Full-Service Recycling Facilities

City	State or Province	Address	Landlord	Operations

Binghamton	NY	216 Colesville Road	D & B Holdings, LLC	Processing, sales and distribution

Binghamton	NY	13 Barlow Road	Beagell Properties, LLC	Processing, sales and distribution

Jacksonville	FL	12270 New Kings Road	New Kings LLC	Processing, sales and distribution

Niagara Falls	NY	3800 Highland Avenue	Dalana Realty, Inc.	Processing, sales and distribution

Ottawa	ONT	5402 Old Richmond Road	Goldy Metals (Ottawa) Incorporated	Processing, sales and distribution

Ottawa (Cornwall)	ONT	4345 Northfield Road	Standard Auto Wreckers (Cornwall), Inc.	Warehouse

Pennsburg	PA	1245 Sleepy Hollow Road	BBHC, LLC	Processing, sales and distribution

Port Hope	ONT	260 Peter Street	Standard Auto Wreckers (Port Hope) Inc.	Processing, sales and distribution

City	State or Province	Address	Landlord	Operations

Queensbury	NY	26 Lower Warren Street	JBAP Properties LLC, SBLB Properties, LLC and SBLB Properties II, LLC	Processing, sales and distribution

Rahway	NJ	391 E. Inman Avenue	Loki-Lot I, LLC	Processing, sales and distribution

Rahway	NJ	63 Adele Street	PPP Group, LLC	Processing

Rahway (Avenel)	NJ	20 Leesville Avenue	Loki-Lot II, LLC	Parking lot

Rahway (Avenel)	NJ	186 Leesville Avenue	Gin-Jac, Inc.	Office and warehouse

Watertown	NY	28250 St. Rte. 37	Mark Eiss, John Eiss and Tim Eiss	Processing, sales and distribution

Self-Service Facilities

City	State or Province	Address	Landlord	Operations

Binghamton	NY	230-246 Colesville Road	Beagell Properties LLC	Processing and sales

Elmira	NY	1592 Sears Road	Don’s Independent Salvage Company, LLC	Processing and sales

Ottawa	ONT	5402 Old Richmond Road	Goldy Metals (Ottawa) Incorporated	Processing and sales

Scarborough	ONT	1216 Sewells Road	Kenneth L. Gold & Goldy Metals Incorporated	Processing and sales

Our typical facility with processing, sales and distribution operations has approximately ten or more acres of real estate. The typical property has a large warehouse with multiple bays to dismantle vehicles, indoor and outdoor storage areas and administrative and sales offices. Equipment typically used at each facility includes hydraulic lifts, forklifts and loaders and hand tools to dismantle vehicles.

Our facilities, and our operations at such facilities, are governed by various environmental, health and safety laws and regulations. Prior to the closing of the Combinations, we conducted environmental due diligence at twelve of the thirteen facilities operated by the Founding Companies. Such diligence included a third-party environmental site assessment and limited environmental compliance audits of potential environmental risks at these sites. The scope of our third-party due diligence included:

•	Submitting Freedom of Information Act requests to appropriate agencies to obtain public information for each facility;

•	Conducting a review of available information on each facility;

•	Conducting interviews of the appropriate managers of each facility regarding permits and compliance, facility equipment and operations, waste management and environmental management practices;

•	Observing each facility’s equipment, operations, infrastructure and utilities as well as neighboring properties; and

•	Interviewing agency personnel familiar with the facility’s permitting and compliance history.

See “—Regulation,” “Risk Factors—We are subject to environmental regulations and incur costs relating to environmental matters” and “Risk Factors—One of our Founding Companies is the subject of environmental claims” for more information on environmental concerns.

Regulation

Environmental Compliance

Our operations and properties are subject to extensive laws and regulations relating to environmental protection and health and safety in the U.S. as well as Canada. These environmental laws govern, among other things, the emission and discharge of hazardous materials into the ground, air, or water; exposure to hazardous materials; and the generation, handling, storage, use, treatment, identification, transportation, and disposal of industrial by-products, solid and hazardous wastes, petroleum products, waste water, storm water and mercury and other hazardous materials.

We have made and will continue to make capital and other expenditures relating to environmental matters. We plan to implement environmental management process designed to facilitate and support our compliance with these requirements. We cannot assure you, however, that we will at all times be in complete compliance with such requirements.

Although we presently do not expect to incur any capital or other expenditures relating to environmental controls or other environmental matters in amounts that would be material to us, we may be required to make such expenditures in the future. Environmental laws are complex, change frequently and have tended to become more stringent over time. Accordingly, environmental laws may change or become more stringent in the future in a manner that could have a material adverse effect on our business.

Contamination resulting from vehicle recycling processes can include soil and ground water contamination from the release, storage, transportation, or disposal of motor oil, gasoline or other petroleum products, antifreeze, transmission fluid, waste solvents, chlorofluorocarbons from air conditioners, other hazardous materials or metals such as aluminum, cadmium, chromium, lead and mercury. Contamination can migrate on-site or off-site which can increase the risk and the amount of any potential liability. We are required at all of our recycling sites to establish spill prevention controls and countermeasures and storm water control and pollution prevention plans. Additionally, we are required to register our tanks that contain hazardous fluids.

In addition, many of our facilities are located on or near properties with a history of industrial use that may have involved hazardous materials. As a result, some of our properties may be contaminated. Some environmental laws hold current or previous owners or operators of real property liable for the costs of cleaning up contamination, even if these owners or operators did not know of and were not responsible for causing such contamination. These environmental laws also impose liability on any person who disposes of, treats, or arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person, and at times can impose liability on companies deemed under law to be a successor to such person. Third parties may also make claims against owners or operators of properties, or successors to such owners or operators, for personal injuries and property damage associated with releases of hazardous or toxic substances.

See “Risk Factors—We are subject to environmental regulations and incur costs relating to environmental matters” and “Risk Factors—One of our Founding Companies is the subject of environmental claims.”

State and Provincial Licensing Requirements

Our operations are subject to licensing and supervision by various U.S. and Canadian state, provincial and local authorities. For example, our automotive recycling facilities are generally required to obtain and maintain licenses to dismantle salvage vehicles, recycle their component parts and, in certain cases, operate junkyards. Licenses or other certifications also are typically required in order to participate in bidding on salvage and end-of-life vehicles at salvage auctions. Our facilities may require permits, certifications or approvals for stormwater discharge, petroleum tank storage, waste generation and environmental compliance. Local zoning requirements impose restrictions on the location and operation of our facilities. If we violate applicable licensing and zoning restrictions, it might become necessary to restrict or modify our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Title Laws

In some U.S. states, when a vehicle is deemed a total loss, a salvage title is issued. Whether states issue salvage titles is important to the supply of inventory for the vehicle recycling industry because an increase in vehicles that qualify as salvage vehicles provides greater availability and typically lowers the price of such vehicles. Currently, these titling issues are a matter of state law. In 1992, the U.S. Congress commissioned an advisory committee to study problems relating to vehicle titling, registration and salvage. Since then, legislation has been introduced seeking to establish national uniform requirements in this area, including a uniform definition of a salvage vehicle. The vehicle recycling industry will generally favor a uniform definition, since it will avoid inconsistencies across state lines and will generally favor a definition that expands the number of damaged vehicles that qualify as salvage. However, certain interest groups, including repair shops and some insurance associations, may oppose this type of legislation. National legislation has not yet been enacted in this area, and there can be no assurance that such legislation will be enacted in the future.

Anti-Car Theft Act

In 1992, the U.S. Congress enacted the Anti-Car Theft Act to deter trafficking in stolen vehicles. One of the purposes of the law is to implement an electronic system to track and monitor vehicle identification numbers and major automotive parts. In January 2009, the U.S. Department of Justice implemented the portion of the system to track and monitor vehicle identification numbers. The portion of the system that would track and monitor major automotive parts would require various entities, including automotive parts recyclers like us, to inspect salvage vehicles for the purpose of collecting the part number for any “covered major part.” The Department of Justice has not promulgated rules on this portion of the system, and therefore there has been no progress on the implementation of the system to track and monitor major automotive parts. However, if this system is fully implemented, the requirement to collect the information would place substantial burdens on vehicle recyclers, including us, that otherwise would not normally exist. It would place similar burdens on repair shops, which may discourage the use by such shops of recycled products. There is no pending initiative to implement the parts registration from a law enforcement point of view. However, there is a risk that a heightened legislative concern over safety of parts might precipitate an effort to push for the implementation of such rules.

Legal Proceedings

The Province of Ontario filed a civil lawsuit in November 2012 against Goldy Metals Incorporated, doing business as Standard Auto Wreckers (“GMI”), in Toronto and the owner of the land on which its facility is located claiming damages of CAD $10.5 million plus pre- and post-judgment interest and court costs, for alleged historical and spill-related contamination as well as for alleged property encroachment damage. The lawsuit is currently in the pre-discovery stage. We are not assuming this liability, and GMI, its shareholder and certain affiliates have agreed to indemnify us against any liability that may be imposed on us as a result of this liability. However, we may become legally responsible for this liability as the successor to GMI’s business and lessee of the facility. We cannot assure you that we will not become responsible for this liability, or that GMI and its shareholder or affiliates will have the capacity to indemnify us in the event we become responsible for this liability in whole or in part. Our responsibility for this liability in whole or in significant part could have a material adverse effect on our results of operations and financial position.

GMI was also charged in November 2010 by the Province of Ontario for causing or permitting an oil spill in Toronto which allegedly impaired a nearby creek. This matter was recently settled through a guilty plea on consent, with GMI paying a penalty of CAD $93,755. A future charge and conviction under the same or other environmental statute in Ontario, could result in the imposition of a minimum fine of CAD $100,000 per day plus a 25% surcharge, up to a maximum of CAD $10 million. We are not assuming this liability, and GMI and its shareholder and certain affiliates have agreed to indemnify us against any liability that may be imposed on us as a result of this liability. However, we may become legally responsible for this liability as the successor to GMI’s business and lessee of the facility. We cannot assure you that we will not become responsible for this liability, or that GMI and its shareholder or affiliates will have the capacity to indemnify us in the event we become responsible for this liability in whole or in part. Our responsibility for this liability in whole or in significant part could have a material adverse effect on our results of operations and financial position.

GMI is also the subject of further regulatory orders issued in June 2012 relating to sedimentation monitoring and control in the creek, rehabilitating the creek area that was diverted in 2011 as well as assessing, preventing, treating and controlling off-site groundwater and surface water discharges. To address these orders, GMI intends to implement a new surface water control, management and discharge system.

We are also subject to legal proceedings, claims and liabilities, such as workers-compensation proceedings, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to such actions should not have a material adverse impact on our financial position or results of operations.

Our Corporate Information

We are incorporated in Delaware and our corporate offices are located at 12901 SW 132 Avenue, Miami, Florida 33186. Our telephone number is (630) 480-6413. Our website is www.fenixparts.com. None of the information on our website or any other website identified herein is part of this prospectus or the registration statement of which it forms a part.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth certain information with respect to our executive officers, directors and key employees as of September 30, 2014.

Name	Age	Position
Executive Officers and Directors
Kent Robertson	46	President and Chief Executive Officer and a Director
Scott Pettit	51	Chief Financial Officer
David Gold(1)	40	Executive Vice President
Gary Beagell(2)(5)	63	Director
Steven Dayton(2)(3)(5)	55	Director
Richard Kogler(2)(3)(4)	55	Director
Thomas O’Brien(2)(4)(5)	61	Director
Frank ten Brink(2)(3)(4)	57	Director

(1)	To be elected as Executive Vice President upon the completion of this offering.
(2)	To be elected as a director effective upon the completion of this offering.
(3)	To be appointed member of the Audit Committee.
(4)	To be appointed member of the Compensation Committee.
(5)	To be appointed member of the Nominating and Governance Committee.

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of one member, Kent Robertson. Prior to the completion of this offering, Messrs. Beagell, Dayton, Kogler, O’Brien and ten Brink will be elected as directors by the incumbent director, for a total of six directors.

Executive Officers

Kent Robertson has been our President and Chief Executive Officer and a Director since our inception in January 2014. Since 2010, Mr. Robertson has been a director and interim Chief Executive Officer of Financial Recovery Group (“FRG”), a healthcare data analytics company. From 2001 until joining FRG, Mr. Robertson held senior leadership positions at Stericycle, a national reverse logistics and regulated waste management company. Mr. Robertson had more than 20 years of experience managing multi-line decentralized distribution and services businesses at Stericycle and at American Medical Disposal, Inc., a company he co-founded in 1990, which was acquired by Stericycle in 2001. Under Mr. Robertson’s leadership, Stericycle successfully acquired and integrated over 70 acquisitions. Mr. Robertson holds a bachelor’s degree in Economics from the University of Oklahoma. We believe that Mr. Robertson is qualified to serve on our board of directors because of his business experience in management and in acquisitions.

Scott Pettit has been our Chief Financial Officer since March 2014. Mr. Pettit has significant automotive industry, public company, acquisition and integration experience, including serving from 2007 to 2013 as a consultant to Insurance Auto Auctions, Inc. Mr. Pettit has also been President and Chief Operating Officer of Central Illinois Grain Inspection from January 2009 to present. From 2001 to 2007, Mr. Pettit served as Senior Vice President and Chief Financial Officer of Insurance Auto Auctions, Inc. Mr. Pettit has a Bachelor of Business Administration degree from University of Wisconsin-Madison and a Masters of Management from Kellogg Graduate School of Management at Northwestern University.

David Gold will become our Executive Vice President and President – Canadian Operations of our subsidiary, Fenix Parts Canada, Inc., upon the completion of this offering. From 2004 through 2014, Mr. Gold has served as President and Chief Executive Officer of Standard Auto Wreckers, Inc., an integrated recycler and reseller of OEM automotive parts and one of our Founding Companies. From 1990 through 2004, Mr. Gold served as a manager and a co-owner of Standard Auto Wreckers, Inc. Mr. Gold is a third-generation automobile recycler, and is the President-elect of the Automobile Recycling Association, an international automotive recycling trade association (the “ARA”).

Board Members

Gary Beagell will be elected as a director effective prior to the closing of this offering. Mr. Beagell is the founder and Chief Executive Officer of Gary’s U-Pull It, one of our Founding Companies, established in 1979. Mr. Beagell has been a leader in the automotive recycling industry domestically and internationally for over 40 years. Mr. Beagell is a former President of the ARA, and has owned and operated multiple self-service automobile recycling centers throughout the U.S. Mr. Beagell is a pioneer in recycling technology, holds patents in automotive fluid management systems and has developed yard management software. We believe that Mr. Beagell is qualified to serve on our board of directors because of his experience and leadership in the automotive recycling industry.

Steven Dayton will be elected as a director effective prior to the closing of this offering. Mr. Dayton has been a partner in RVG Management and Development Company, a real property and commercial development and management company, since 2009. Mr. Dayton co-founded CODi, Inc. (“CODi”), a global manufacturer of computer cases and electronics accessories, in 1992. Prior to founding CODi, Mr. Dayton served as a technology consultant in the automotive aftermarket industry. Mr. Dayton currently serves as a Director at Centric Bank. Mr. Dayton holds a bachelor’s degree in Finance from Temple University. We believe that Mr. Dayton is qualified to serve on our board of directors because of his general business experience.

Richard Kogler will be elected as a director effective prior to the closing of this offering. Mr. Kogler has served as an Executive Vice President and the Chief Operating Officer of Stericycle since January 1999. From 1995 until he joined Stericycle, Mr. Kogler served as Chief Operating Officer for American Disposal Services, Inc., a waste management company. Prior to his position at American Disposal, he spent 11 years with Waste Management, Inc. where he held a number of management positions prior to being promoted to Vice President of Operations. Mr. Kogler received a B.A. in Chemistry from St. Louis University. We believe that Mr. Kogler is qualified to serve on our board of directors because of his experience in operating businesses and integrating acquired companies.

Thomas O’Brien will be elected as a director effective prior to the closing of this offering. Mr. O’Brien was the Chief Executive Officer of Insurance Auto Auctions, Inc. (“IAA”), a subsidiary of KAR Auction Services, Inc. (“KAR”), from November 2000 until May 2014. Mr. O’Brien served as a director of IAA from 2001 until May 2007 and served as a director of KAR from May 2007 until June 2014. Mr. O’Brien also served as President of IAA from November 2000 to June 2011. Prior to joining IAA, Mr. O’Brien served as President of Thomas O’Brien & Associates, a management consulting firm, from 1999 to 2000, Executive Vice President of Safelite Glass Corporation from 1998 to 1999, Executive Vice President of Vistar, Inc., an automotive glass repair and replacement company, from 1996 to 1997 and President of U.S.A. Glass, Inc. from 1992 to 1996. Mr. O’Brien is also currently a director of CoreLogic, Inc., an information technology firm serving the financial services and real estate industries. Mr. O’Brien holds a bachelor’s degree in history from Northwestern University and a Masters of Management from the Kellogg Graduate School of Management at Northwestern University. We believe that Mr. O’Brien is qualified to serve on our board of directors because of his experience in the auto salvage industry.

Frank ten Brink will be elected as a director effective prior to the closing of this offering. Mr. ten Brink has been the Senior Vice President of Mergers and Acquisitions at Stericycle since August 1, 2014. He served as

Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Stericycle from June 1997 until September 30, 2014. He has over 17 years of finance experience in high growth environments, mergers and acquisitions. Prior to joining Stericycle, he was Senior Vice President and Chief Financial Officer with Telular Corporation, a provider of wireless data and voice access services. Between 1991 and 1995, he was Vice President and Chief Financial Officer of Hexacomb Corporation. He serves as a director of Accelerate Diagnostics, Inc., a developer of automated diagnostics systems. Mr. ten Brink studied International Business at the Netherlands School of Business and received an M.B.A. in Finance from the University of Oregon. We believe that Mr. ten Brink is qualified to serve on our board of directors because of his experience in corporate finance and in acquiring and integrating acquired companies.

Director Independence

We intend to list our common stock on the NASDAQ Global Market in conjunction with this offering, and accordingly, we have used the definition of ‘‘independence’’ of the NASDAQ Stock Market to determine whether our directors are deemed to be independent. On the basis of that definition, we have determined that, upon becoming directors, Messrs. Dayton, Kogler, O’Brien and ten Brink will each be independent.

Future Additions to Executive Management

Following completion of this offering, we plan to identify, recruit and add several persons to fill key positions in our management team as we seek to grow and develop our business. We will also seek to add substantially to our number of full-time employees.

Board Committees

We have established three standing committees of our board of directors: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish additional committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements, the qualifications and independence of our independent accountants, the performance of our internal audit function, if any, and our independent accountants and our compliance with legal and regulatory requirements. In addition, the Audit Committee is responsible for reviewing and evaluating the effectiveness of our processes for assessing significant risk exposures and the measures that management has taken to minimize such risks. In carrying out these responsibilities, the Audit Committee is charged with, among other things: appointing, replacing, compensating, evaluating and overseeing our independent accountants; reviewing with our independent accountants the scope and results of their audit; approving all audit and permissible non-audit services to be performed by our independent accountants; discussing with management and our independent accountants the interim and annual consolidated financial statements that we file with the SEC; reviewing periodically with our counsel any legal and regulatory matters that may have a material adverse effect on our financial statements, operations, compliance policies and programs; and reviewing and approving procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon completion of this offering, our Audit Committee will consist of Steven Dayton, Richard Kogler and Frank ten Brink. Our board of directors has determined that Messrs. Dayton, Kogler and ten Brink meet the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NASDAQ rules. In addition, Mr. ten Brink will qualify as our “audit committee financial expert,” as that term is defined in the applicable SEC rules. The written charter for our Audit Committee will be available on our corporate website at www.fenixparts.com upon the completion of this offering. The information contained on our website is not part of this prospectus.

Compensation Committee

The Compensation Committee is responsible for determining the cash and equity compensation of our executive officers. The Compensation Committee is responsible for, among other things: reviewing the respective salaries of our executive officers in light of our goals and objectives relevant to each officer; determining appropriate cash bonuses, if any, for our executive officers; and granting stock options and other awards under our stock option plan to our executive officers and determining the terms, conditions, restrictions and limitations of the options and awards granted.

Upon completion of this offering, our Compensation Committee will consist of Richard Kogler, Thomas O’Brien and Frank ten Brink. Our board of directors has determined that Messrs. Kogler, O’Brien and ten Brink meet the definition of “independent director” for purposes of serving on a compensation committee under applicable SEC and NASDAQ rules. The written charter for our Compensation Committee will be available on our corporate website at www.fenixparts.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the full board regarding candidates for election or reelection to the board of directors at each annual stockholders’ meeting. In addition, the Nominating and Governance Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The Nominating and Governance Committee is also responsible for making recommendations to the full board concerning the structure, composition and function of the board of directors and its committees.

Upon completion of this offering, our Nominating and Governance Committee will consist of Gary Beagell, Steven Dayton and Thomas O’Brien. Our board of directors has determined that Messrs. Dayton, and O’Brien meet the definition of “independent director” for purposes of serving on a nominating and governance committee under applicable SEC and NASDAQ rules, but Mr. Beagell does not. The SEC rules and the NASDAQ Global Market rules generally require all of the members of the Nominating and Governance Committee to meet the definition of “independent director” within one year of the date of the completion closing of this offering. We intend to comply with the phase-in of these independence requirements within the time specified. The written charter for our Nominating and Governance Committee will be available on our corporate website at www.fenixparts.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Risk Oversight

Our Audit Committee is responsible for overseeing our risk management process. The Audit Committee focuses on our general risk management strategy and the most significant risks facing us and ensures that appropriate risk mitigation strategies are implemented by management. The Audit Committee reports any significant issues to the board of directors as part of the board’s general oversight responsibility. Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Leadership Structure of the Board of Directors

We currently have not appointed a Chairman of the Board. Prior to the completion of this offering, our business activities have been limited to effecting the Combinations and completing this offering. As such, there is no meaningful role for a Chairman of the Board. Following the completion of this offering, we intend to elect a Chairman of the Board separate from our Chief Executive Officer. We believe that separating these positions will allow our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the board of directors in its fundamental role of providing advice to and oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer will be required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require the positions of Chairman and Chief Executive Officer to be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us following the completion of this offering.

Compensation Committee Interlocks and Insider Participation

No current or pending member of our board of directors or Compensation Committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Code of Ethics

We have adopted a general code of ethics which applies to all of our directors, executive officers and employees, and have also adopted an additional code of ethics directed to our executive officers and designated accounting personnel. Copies of these codes will be available on our corporate website www.fenixparts.com upon completion of this offering. The information contained on our website does not constitute a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

Director Compensation

Our board of directors is responsible for determining the cash and equity compensation of our directors, which will be as described below. Each director who is an employee of ours or of a subsidiary of ours will not receive any additional compensation for serving as a director. Each director who is not an employee of ours or of a subsidiary of ours (an “outside director”) will receive an option under our 2014 Stock Plan to purchase 40,000 shares of common stock upon his initial election to the board of directors and will also receive an option to purchase 10,000 shares of common stock at each subsequent annual meeting of stockholders at which he is re-elected a director. Each option grant to an outside director will be in the form of a nonstatutory stock option which will fully vest on the first anniversary of the grant date. The option will have a 10-year term and may be exercised at any time after it becomes vested and prior to its expiration. The exercise price per share of the option will be the closing price of a share of our common stock on the grant date, with the exception of the initial options for 40,000 shares to be granted to Messrs. Dayton, Kogler, O’Brien and ten Brink. Each of them will be elected a director as of the close of business on the day preceding the first day of trading of our common stock, and the exercise price per share of their initial options will be the public offering price of our stock. See “—2014 Stock Plan.”

In addition, each outside director will receive an annual cash fee based on the director’s board committee service, as set forth in the following table. A director who serves on more than one committee will receive a cash fee for service on each committee. Beginning with our first annual meeting following the closing of this offering, each outside director may elect to receive, in lieu of a cash fee, a number of options to purchase shares of our common stock equal to a multiple established by our board of directors (currently 4.0) of the directors’ annual cash compensation divided by the average closing price of our common stock during the period starting with the day of our last annual meeting and continuing through the day before our current annual meeting (or, in the case of our first annual meeting, the average price of our common stock during the period starting with the first day of trading of our common stock and continuing through the day before our first annual meeting).

	Director Annual Cash Compensation

	As a Committee Member Only	As a Committee Chair
Audit Committee	$7,500	$15,000

Compensation Committee	$5,000	$10,000

Nominating and Governance Committee	$2,500	$5,000

Executive Compensation

Fenix was incorporated in January 2014 and has not conducted any operations other than those activities related to the acquisition of the Founding Companies and this offering. We anticipate that during 2015, the annualized base salaries of our Chief Executive Officer and our two most highly compensated executive officers other than our Chief Executive Officer will be $350,000 for Mr. Robertson, $350,000 for Mr. Pettit and $250,000 for Mr. Gold. In addition to their base salaries, it is contemplated that these executive officers will be eligible to receive incentive compensation consisting of cash bonuses and awards of options or restricted stock under our 2014 Stock Plan. During the initial five-year term of Mr. Gold’s employment agreement, he will receive a guaranteed annual bonus of 50% of his base salary with the opportunity to earn a bonus of up to 100% of his base salary, depending on the attainment of corporate and personal performance goals.

As part of Mr. Robertson’s employment arrangement with us, as of the close of business on the day preceding the first day of trading of our common stock, he will receive an option under the 2014 Stock Plan to purchase 200,000 shares of common stock at an exercise price per share equal to our public offering price, or an award of restricted shares under the 2014 Stock Plan having the same value, or a combination of the two, as determined by the board of directors. As part of Mr. Pettit’s employment arrangement with us, on the day preceding the first day of trading of our common stock, he will receive an option under the 2014 Stock Plan to purchase 150,000 shares of common stock at an exercise price per share equal to our public offering price, or an award of restricted shares under the 2014 Stock Plan having the same value, or a combination of the two, as determined by the board of directors. In addition, as compensation for services rendered to us in connection with this offering and the Combinations, we have accrued the base salaries of Mr. Robertson and Mr. Pettit beginning on October 1, 2014, and will pay the accrued amounts to them contingent upon and within 30 days after the closing of this offering and the Combinations. Each of them may elect, no later than 45 days prior to the closing of this offering, to receive his accrued but unpaid salary in the form of an incentive stock option for a number of shares equal to four times the amount of his accrued but unpaid salary divided by the public offering price of our common stock. In the event that this election is made, the option will be granted as of the close of business on the day preceding the first day of trading of our common stock, and the exercise price per share will be the public offering price. As part of Mr. Gold’s employment arrangement with us, he will receive an option under the 2014 Stock Plan to purchase approximately 80,000 shares of common stock at an exercise price per share equal to the closing price on the date of grant, or an award of restricted shares under the 2014 Stock Plan having the same value, or a combination of the two, as determined by the board of directors. Any such options or restricted shares will vest in equal annual amounts over four years, and any such options will be exercisable for a period of ten years, subject to the terms of the 2014 Stock Plan.

2014 Stock Plan

Our sole director adopted the 2014 Incentive Stock Plan (the “2014 Stock Plan” or “plan”) on November 20, 2014, and we expect our stockholders will approve the 2014 Stock Plan on or before                     , 2014.

The purpose of the 2014 Stock Plan is to recognize and reward selected officers, directors and employees for their efforts on the Company’s behalf, to motivate them by appropriate incentives to contribute to the Company’s attainment of its performance objectives, and to align their interests with those of the Company’s other stockholders through compensation based on the performance of the Company’s common stock.

Summary of Principal Terms

The following summary describes the principal terms of the 2014 Stock Plan. The complete text of the plan appears as Exhibit 10.2 to the registration statement of which this prospectus forms a part.

Types of Awards. The plan permits the award of stock options, stock appreciation rights (“SARs”) (either alone or in tandem with stock options), shares of restricted stock and restricted stock units (“RSUs”).

Number of Shares. The plan authorizes a total of 2,750,000 shares of our common stock to be issued pursuant to awards under the plan.

In determining the shares available for awards under the plan, the shares for which stock options and SARs are granted count against this maximum on a 1-for-1 basis, and the shares for which restricted stock and RSU awards are granted count against this maximum on a 2-for-1 basis (so that each share for which a restricted stock or RSU award is granted reduces by two shares the number of shares available for which awards may be granted).

If a stock option or SAR lapses or expires unexercised or if a restricted stock or RSU award lapses, the number of shares in respect of which the stock option or SAR lapsed or expired, or twice the number of shares in respect of which the restricted stock or RSU award lapsed, is added back to the number of shares available for which awards may be granted. If an SAR or RSU is settled in cash, the number of shares in respect of such awards that are settled in cash will not be added back to the available number of shares available for grants of awards under the plan. If the exercise price of a stock option is paid by the delivery of shares, the number of shares issued upon exercise of the stock option, without netting the shares delivered in payment of the exercise price, shall be taken into account in determining the number of shares available for grants of awards under the plan.

In the event of a change in the number of outstanding shares of our common stock by reason of a stock dividend, stock split, recapitalization, reorganization or the like, the Committee (defined below) may, and in the case of a reverse stock split, the Committee shall, equitably adjust the following in order to prevent a dilution or enlargement of the benefits or potential benefits intended to be provided under the plan: (i) the number of shares for which awards may be granted under the plan, (ii) the maximum number of shares for which awards may be granted to any eligible person in a calendar year, (iii) the aggregate number of shares in respect of each outstanding award, and (iv) the exercise price of each outstanding stock option and SAR. The Committee may also make any other equitable adjustments that the Committee considers appropriate. Except in the case of a reverse stock split, adjustments shall be made in the Committee’s discretion, and its decisions shall be final and binding.

Eligibility. The plan authorizes awards to be made to our full-time and part-time employees (or of our subsidiaries (as defined in the plan)), our directors, and individuals serving as consultants to us or our subsidiaries, with the exception that incentive stock options may be granted only to employees. An eligible person who holds an award under the plan is sometimes referred to as a “participant”.

Individual Limit on Awards. In any calendar year, the maximum number of shares for which awards may be granted to any eligible person may not exceed 50,000 shares in the case of stock options and SARS and 50,000 shares in the case of restricted stock and RSU awards, in each case taking into account all similar types of grants and awards under other stock option and equity compensation plans that we may adopt in the future. The Committee has the authority to make exceptions to these limits.

Term of Plan. The 2014 Stock Plan has a 10-year term which began on                     , the date it was approved by our stockholders. No award under the plan may be made after the plan’s expiration.

Administration. The plan is administered by a committee of the board of directors (the “Committee”). The Committee is required to consist of two or more directors, all of whom are (i) “non-employee directors” as defined in Rule 16b-3 under the Exchange Act, (ii) “independent directors” under the applicable listing standards of the NASDAQ Global Market and (iii) “outside directors” under § 162(m) of the Internal Revenue Code. Unless the Board designates a different committee, the Compensation Committee of the Board will serve as the Committee (as long as all of the members of the Compensation Committee qualify).

Subject to the express terms of the plan, the Committee has the authority to select the recipients, number of shares and other terms and conditions of each award under the plan. The Committee also has the authority to interpret the plan, adopt, revise and rescind policies and procedures to administer the plan, and make all determinations required for the plan’s administration.

Performance Goals. The Committee may condition the vesting of any award under the plan on the attainment of one or more performance goals relating to the Company as a whole, a division or one of our subsidiaries, measured over a twelve month or longer period. Performance goals may differ among participants and from award to award. The performance goals that the Committee specifies may relate to: earnings per share; earnings before interest, taxes, depreciation and amortization; revenues; income from operations; return on invested capital; return on assets; internal rate of return; return on stockholders’ equity; and total return to stockholders.

Stock Options

Stock options granted under the plan may be either incentive stock options intended to satisfy the requirements of section 422 of the Internal Revenue Code (“ISOs”) or nonstatutory stock options (“NSOs”). A “nonstatutory” stock option is the generic term for a stock option that does not qualify for special treatment under the Internal Revenue Code relating to ISOs.

Option Grants to Outside Directors. The plan provides for automatic grants of stock options to outside directors. An outside director will receive an NSO to purchase 40,000 shares of our common stock upon his initial election to the board of directors and will also receive an NSO to purchase 10,000 shares of our common stock at each subsequent annual meeting of stockholders at which he is re-elected a director. Each option granted to an outside director will fully vest on the first anniversary of the grant date. The option will have a 10-year term and may be exercised at any time after it becomes vested and prior to its expiration. The exercise price per share of the option will be the closing price of a share of our common stock on the grant date, with the exception of the initial options for outside directors who are elected on the day preceding the first day of trading of our common stock. The exercise price per share of these initial options will be the public offering price of our stock.

Term. Except for options granted to outside directors, the Committee determines the term of each stock option at the time of the grant. The Committee may extend the expiration date of an option up to the last day of the option’s term when held by an employee whose employment terminates. Option grants to outside directors have (i) a term of 10 years in the case of automatic option grants and (ii) a term specified in the underlying award agreement in the case of discretionary option grants. No option may have a term of more than 10 years.

Exercise Price. The exercise price per share of each stock option may not be less than the closing price of a share of our common stock on the date that the option is granted. In the case of stock options granted before our common stock is publicly traded, the exercise price per share may not be less than the fair market value of a share of our common stock on the date of grant.

Vesting. Other than in the case of automatic option grants to outside directors (see “––Option Grants to Outside Directors”), the Committee specifies the time or times when each option becomes vested (i.e., exercisable). Vesting may be based on the holder’s satisfaction of specified service requirements, performance goals and/or other conditions. The Committee may accelerate the vesting of an option at any time. An employee’s option becomes fully vested if the employee’s employment terminates by reason of his or her death. If an employee’s employment terminates for any other reason (except in connection with a change in control, as described below) any unvested portion of the option will lapse unless otherwise provided by the Committee. The underlying award agreements for options granted to outside directors include terms that address whether vesting may be accelerated, either in the event of death or for any other reason (except in connection with a change in control, as described below).

Exercisability. Once vested, an option remains exercisable for the term of the option, subject to early expiration in certain circumstances. If an employee’s employment terminates for any reason other than the employee’s death, each option that the employee holds expires as specified in the underlying award agreement, or if no expiration date is specified, 30 days after the employee’s termination. If an employee’s employment terminates by reason of his or her death, the option expires on the first anniversary of the employee’s death. The Committee may extend the expiration date of an option up to the last day of the option’s term in the case of an employee whose employment terminates. Options granted to outside directors expire as specified in the underlying award agreement.

Manner of Exercise. The holder of an option may exercise the vested portion of the option by giving written notice to the Committee, specifying the number of shares of common stock for which the option is being exercised, and tendering payment of the exercise price. The exercise price is payable in cash or, if permitted by the Committee, either in the underlying award agreement or at the time of exercise, by (i) delivering shares of our stock having a fair market value equal to the exercise price, (ii) directing us to withhold, from the shares otherwise issuable upon exercise of the option, shares of stock having a fair market value equal to the exercise price, (iii) an open-market broker-assisted sale pursuant to which we receive the portion of the sales proceeds equal to the exercise price, or (iv) any combination of these methods or any other method that the Committee authorizes.

No Repricing. Other than for capitalization adjustments or as approved by our stockholders, the exercise price per share of any stock option may not be reduced and the stock option may not be surrendered to us for cash or as consideration for the grant of a new stock option or SAR with a lower exercise price per share.

Special Limitations on ISOs. To the extent that the aggregate fair market value (determined in respect of each ISO on the basis of the fair market value of a share of our common stock on the ISO’s grant date) of the underlying shares of all ISOs that become exercisable by an employee for the first time in any calendar year exceeds $100,000, the options are treated as NSOs.

Transferability. No option may be transferred, assigned or pledged, except at death in accordance with the decedent’s will or the applicable laws of intestacy, or as provided in the underlying award agreement or as the Committee otherwise permits, or if (i) the transferee is a revocable trust that the employee established for estate planning reasons (in respect of which the employee is treated as the owner for federal income tax purposes) or (ii) the transferee is the spouse of the employee or a child, step-child, grandchild, parent, sibling or child of a sibling of the employee (each an “eligible transferee”), a custodian for an eligible transferee under any Uniform Transfers to Minors Act or Uniform Gifts to Minors Act or a trust for the primary benefit of one or more eligible transferees. No option may be subject to execution, attachment or similar process.

Stock Appreciation Rights

A stock appreciation right entitles the holder to receive the appreciation in value over a specified period of the number of shares of our common stock for which the SAR is awarded. The holder receives in settlement of the SAR an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise of the SAR over the exercise price of the SAR, multiplied by the number of shares being exercised. The Committee determines the vesting requirements, type of settlement and other terms of each SAR.

Exercise Price. The exercise price per share of each SAR may not be less than the closing price of a share of our common stock on the date that the SAR is granted.

Stand-Alone or Tandem SAR. An SAR may be granted on a stand-alone basis or in tandem with a related stock option. A tandem SAR entitles the participant to elect to exercise either the SAR or the related option as to all or any portion of the shares subject to the SAR and option. The exercise of a tandem SAR causes the automatic cancellation of its related option for the same number of shares, and the exercise, expiration or cancellation of the related option (other than by reason of the exercise of the tandem SAR) causes the automatic and immediate cancellation of the tandem SAR for the same number of shares.

Manner of Exercise. The holder of an SAR may exercise the vested portion of an SAR by giving written notice to the Committee, specifying the number of shares of common stock for which the SAR is being exercised. Unlike the case with a stock option, no out-of-pocket payment is required to exercise an SAR.

No Repricing. Other than for capitalization adjustments or as approved by our stockholders, the exercise price per share of any SAR may not be reduced and the SAR may not be surrendered to us for cash or as consideration for the grant of a new SAR or stock option with a lower exercise price per share.

Settlement. Upon exercise, an SAR may be settled in cash or in shares of our stock, or a combination of the two, in the Committee’s discretion. Any settlement in cash will be made by us paying to the holder of the SAR an amount equal to the closing price of a share of our common stock on the date of exercise of the SAR less the exercise price. Any settlement in shares of our stock will be made by us delivering to the holder of the SAR shares of our stock having a value equal to the difference between the closing price of a share of our common stock on the date of exercise of the SAR and the exercise price.

Similarity to Options. Many of the same terms of the plan that apply to stock option grants apply as well to awards of SARs. See “Stock Options—Term,—Vesting,—Exercisability and—Transferability.”

Restricted Stock

An award of restricted shares is an award of shares of our common stock subject to vesting requirements, restrictions on transfer and other conditions as the Committee determines.

Vesting. The Committee specifies the time or times when the restricted shares become vested (i.e., no longer subject to forfeiture). Vesting may be based on the satisfaction of specified service requirements, performance goals and other conditions. An employee’s restricted shares become fully vested if the employee’s employment terminates by reason of his or her death. The Committee may accelerate the vesting of the restricted shares at any time.

Transferability. Prior to vesting, restricted shares may not be transferred or pledged except as permitted by the Committee. After vesting, the shares may still remain subject to restrictions on transfer under applicable securities laws and any restrictions that the Committee imposes in the award agreement.

Rights as Stockholder. Subject to the vesting requirements, transfer restrictions and other conditions of the award, the recipient of an award of restricted shares has all of the rights of a stockholder in respect of the restricted shares, including all voting and dividend rights and other distribution rights with respect to shares of our common stock.

Restricted Stock Units

An RSU award is a contractual right that entitles the holder to receive one share of our common stock in the future. The Committee determines the vesting requirements, type of settlement and other terms of each restricted stock unit award.

Vesting. The Committee specifies the time or times when the RSUs become vested (i.e., no longer subject to forfeiture). Vesting may be based on the satisfaction of specified service requirements, performance goals and other conditions. An employee’s RSUs become fully vested if the employee’s employment terminates by reason of his or her death. The Committee may accelerate the vesting of the RSUs at any time.

Settlement. An RSU award may be settled in cash or in shares of our stock, or a combination of the two, in the Committee’s discretion. Any settlement in cash will be made on the basis of the closing price of a share of our common stock on the date that the award becomes payable.

Rights as Stockholder. The holder of an RSU award does not have any rights as a stockholder in respect of the shares subject to the award until the award is settled in stock and those shares have been issued to the holder.

Amendment and Termination

Our board of directors may amend, suspend or terminate the 2014 Stock Plan at any time. Our stockholders are required to approve any amendment to the plan that would (i) increase the number of shares of our common stock for which ISOs may be granted under the plan, (ii) materially increase the number of shares of our common stock for which other types of awards may be made, (iii) permit any action that would be treated as a repricing of awards under applicable stock exchange rules or (iv) otherwise require stockholder approval under any applicable laws, regulations or stock exchange rules.

Change of Control

In the event of a “change of control” as defined in the 2014 Stock Plan, all outstanding stock options, SARs and RSU awards will become fully vested and exercisable and all restrictions on the shares underlying restricted stock awards will lapse.

Withholding

All awards under the 2014 Stock Plan are subject to all applicable withholding and we may withhold an amount sufficient to satisfy its withholding tax obligations, if any, in connection with any award under the plan. We may also defer making any payment or delivery of shares pursuant to the award unless and until the participant indemnifies the Company to its satisfaction in respect of its withholding obligation.

Non-U.S. Jurisdictions

The Committee may adopt, amend and terminate a supplement to the plan to permit employees in another country to receive awards under the supplement (on terms not inconsistent with the terms of awards under the plan) in compliance with that country’s securities, tax and other laws.

Employment Agreements and Change in Control Arrangements

With the exception of our Executive Vice President, David Gold, none of our executive officers have employment agreements. Kent Robertson, our Chief Executive Officer, and Scott Pettit, our Chief Financial Officer, have received and have agreed to the terms of employment offer letters, pursuant to which Mr. Robertson will receive base compensation of $350,000 per year and Mr. Pettit will receive base compensation of $350,000 per year. The term of Mr. Robertson’s and Mr. Pettit’s employment is one year. All of our executive officers have entered into noncompetition and confidentiality agreements that will be effective upon the closing of this offering, pursuant to which they have agreed they will not compete with our business, or solicit our customers or employees, for the period ending on the third anniversary of the date their employment with the Company terminates.

David Gold’s employment agreement with Fenix Parts Canada, Inc. will become effective upon the closing of this offering and the Combinations. His employment agreement has an initial term of five years and is renewable for successive one-year renewal terms unless terminated as provided therein. Mr. Gold’s base salary will be $250,000 per year and he will be entitled to cash and stock based incentive compensation upon achievement of Company and individual performance goals established by our board of directors and Mr. Gold. As noted above, during his initial term, Mr. Gold will receive a guaranteed cash bonus of 50% of his base salary and he has been promised an initial equity award of options to purchase 80,000 shares of common stock or the equivalent in restricted shares or a combination thereof. See “—Executive Compensation.” Mr. Gold’s employment agreement contains no change of control arrangements. Upon termination of Mr. Gold’s employment agreement, he will be subject to covenants of noncompetition, nonsolicitation and confidentiality.

Under his employment agreement, if Fenix Parts Canada, Inc. terminates Mr. Gold’s employment without cause, or if Mr. Gold resigns for good reason, as specified in the employment agreement, prior to the fifth anniversary of the agreement’s effective date, Fenix Parts Canada, Inc. will provide Mr. Gold with the greater of severance pay required by the Ontario Employment Standards Act (“ESA”) or continuation of his base salary through the fifth anniversary date of the effective date. If Fenix Parts Canada, Inc. terminates Mr. Gold’s employment without cause, or if Mr. Gold resigns for good reason, on or after the fifth anniversary of the effective date, Fenix Parts Canada, Inc. will provide Mr. Gold with the greater of severance pay required by ESA or a lump sum payment equal to one month of base salary for every completed year of service since the commencement of the initial term of the employment agreement. In any of these situations Mr. Gold would get benefits continuation for the minimum period required by ESA.

In the event of a change in control, each outstanding option, as well as outstanding SARs and RSU awards, if any, under our 2014 Stock Plan will fully vest and become immediately exercisable.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions

Our Formation and Organization

Fenix was formed and initially capitalized in January 2014 by a group of investors, including Ross Berner, Steven Colmar (through his company, Business Ventures Corp.), Craig Colmar, Scott Pettit and Kent Robertson (the “founders”), who collectively have acted as our co-founders and paid nominal cash consideration of $0.001 per share for an aggregate of 1,800,000 shares of our common stock.

In March and April 2014, we issued and sold an aggregate of 402,000 shares of common stock to 13 persons for a purchase price of $5.00 per share (the “First Bridge Offering”). See Note 5 of the accompanying notes to Fenix’s consolidated financial statements included elsewhere in the prospectus for a description of such offering. Certain of our directors, executive officers and 5% stockholders participated in the First Bridge Offering. The following table summarizes the amount of common stock purchased by each of our directors, executive officers and 5% stockholders in connection therewith.

Name	Number of Shares Purchased	Aggregate Purchase Price
Steven Colmar	10,000	$50,000
Ross Berner	16,000	$80,000
Steven Dayton	120,000	$600,000
Scott Pettit	40,000	$200,000
Kent Robertson	30,000	$150,000

Steven Dayton purchased his shares through Dayton Family Limited Partnership, which he controls. Ross Berner’s shares are held through a trust of which Mr. Berner is a beneficiary.

In September 2014, we issued and sold an aggregate of 118,000 shares of common stock to six persons for a purchase price of $7.50 per share (the “Second Bridge Offering”). See Note 5 of the accompanying notes to Fenix’s consolidated financial statements included elsewhere in the prospectus for a description of such offering. Certain of our directors, executive officers and 5% stockholders participated in the Second Bridge Offering. The following table summarizes the amount of common stock purchased by each of our directors, executive officers and 5% stockholders in connection therewith.

Name	Number of Shares Purchased	Aggregate Purchase Price
Steven Dayton	30,000	$225,000

Steven Dayton purchased his shares through Dayton Family Limited Partnership, which he controls.

All share, per share and financial data in the above tables have been adjusted to give effect to the 2,000-for-1 common stock split, which will occur immediately prior to the closing of this offering.

The founders have agreed to transfer shares of our common stock owned by them to investors in the First Bridge Offering and the Second Bridge Offering having sufficient value to make up any deficiency between the value of such investors’ common stock at the IPO price and $10.00 per share.

We have granted registration rights to purchasers of our common stock in the First Bridge Offering and Second Bridge Offering.

The Combinations with the Founding Companies

Although the following summarizes the material terms of the Combination Agreements, it does not purport to be complete in all respects and is subject to, and qualified in its entirety by, the full text of the Combination Agreements, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Additionally, the following summary discusses the Combination Agreements in general terms and does not identify all the instances where one Combination Agreement may differ from another. Other than the amount of consideration to be received, the structural differences between the acquisitions of the US Founding Companies and Canadian Founding Companies, described below, and certain provisions described at the end of this section, all of the Combination Agreements are substantially similar. Investors should not rely on the representations and warranties contained in the Combination Agreements or any description thereof as characterizations of the actual state of facts or condition of the Founding Companies.

General

We have entered into Combination Agreements with the shareholders or equity interest holders of each Founding Company, consisting of eleven corporate entities conducting eight separate businesses. Concurrently with and conditioned upon the closing of this offering, we will close the transactions pursuant to these Combination Agreements and acquire all of the issued and outstanding shares of stock and other equity interests of each Founding Company organized in the United States, as listed below (the “US Founding Companies”):

The U.S. Founding Companies

•	Don’s Automotive Mall, Inc.*

•	Eiss Brothers, Inc.

•	Gary’s U-Pull It, Inc.*

•	Green Oak Investments LLC dba GO Auto Recycling

•	Horseheads Automotive Recycling, Inc.*

•	Jerry Brown, Ltd.

•	Leesville Auto Wreckers, Inc.

•	Standard Auto Wreckers, Inc.**

Concurrently with and conditioned upon the closing of this offering, our wholly-owned Canadian subsidiary, Fenix Parts Canada, Inc., will acquire substantially all of the assets of each Founding Company organized in Canada, as listed below (the “Canadian Founding Companies”):

The Canadian Founding Companies

•	End of Life Vehicles Inc. **

•	Goldy Metals Incorporated**

•	Goldy Metals (Ottawa) Incorporated**

* Collectively, the “Beagell Group”

** Collectively, “Standard”

As a result, at the closing of this offering, all of the US Founding Companies will become wholly-owned subsidiaries of Fenix, and substantially all of the assets of all of the Canadian Founding Companies will be owned by our wholly-owned Canadian subsidiary. We collectively refer to the acquisitions of the US Founding Companies and the purchase of the assets of the Canadian Founding Companies as the “Combinations.”

We agreed on the consideration that we are paying in the Combinations in the course of arm’s length negotiations with the shareholders or equity interest holders of each Founding Company. In determining and negotiating this consideration, we relied on the experience and judgment of our management and our evaluation of the potential synergies that could be achieved in combining the operations of the Founding Companies. We did not obtain independent valuations, appraisals or fairness opinions to support the consideration that we agreed to pay.

Consideration to be Paid in the Combinations

The consideration that we are paying in each Combination consists of cash, or cash and shares of our common stock or, in the case of the Canadian Founding Companies, cash and preferred shares of Fenix Parts Canada, Inc. that are exchangeable on a 1-for-1 basis for shares of our common stock (the “Exchangeable Preferred Shares”). Subject to certain adjustments of both components, the aggregate cash component of the consideration for all eleven Combinations, including certain amounts payable as bonuses to certain key employees and certain amounts payable to reimburse certain Founding Companies for pre-closing capital expenditures, will be approximately $93.1 million, and the aggregate stock component will be 2,841,971 shares of our common stock in the case of the US Founding Companies and 1,197,000 Exchangeable Preferred Shares of Fenix Parts Canada, Inc. in the case of the Canadian Founding Companies. In addition, we will deliver promissory notes in the aggregate amount of $200,000 to the equity interest holders of an affiliate of one of the US Founding Companies.

Cash Consideration Adjustments. The cash component of the consideration for each Combination is subject to certain adjustments. For each Founding Company other than Standard Auto Wreckers, Inc., the cash component of the Combination Consideration will be (i) reduced by the Founding Company’s indebtedness as of closing, (ii) increased by the Founding Company’s cash and inventory as of closing and (iii) increased by the Founding Company’s capital expenditures during the six months prior to closing. For Standard Auto Wreckers, Inc., the cash component of the Combination Consideration will be reduced by Standard Auto Wreckers, Inc.’s indebtedness as of closing. We estimate that the aggregate net adjustment for all eleven Combinations will be an increase of approximately $5.0 million in the aggregate cash component of the Combination Consideration.

In addition to these adjustments, certain of the Combination Agreements include provisions for holdbacks, earnouts and other payments. See “—Holdbacks,” “—Earnouts” and “—Other Payments.”

Stock Consideration Adjustment. The stock component of the consideration for each Combination was negotiated on the basis that the public offering price for our common stock would be at least $10.00 per share. If the public offering price is $10.00 or more per share, there will not be any adjustment to the stock component of the consideration for each Combination.

If the public offering price is less than $10.00 per share but $9.00 or more per share, the number of shares of our common stock and Exchangeable Preferred Shares to be issued as the stock component of the consideration will generally be increased to the number of shares determined by (i) multiplying the number of shares otherwise to be issued by $10.00 per share and (ii) dividing the result by the public offering price per share, generally rounding any resulting fractional share up to a whole share. To illustrate, if the number of shares otherwise to be issued is 1,000 and the public offering price is $9.50 per share, the number of shares required to be issued will be 1,053 ((1,000 shares x $10.00 per share ) ÷ $9.50 per share).

If the public offering price is less than $9.00 per share, there will not be any further adjustment to the stock component of the Combination Consideration, and the number of shares to be issued will be the number that would be issued if the public offering price had been $9.00 per share.

If the public offering price is less than $8.00 per share, the shareholders or equity interest holders party to each Combination Agreement are not required to close the Combinations. See “—Summary of the Terms of the Combination Agreements—Closing Conditions.”

In addition to these adjustments, certain of the Combination Agreements include provisions for the holdback of shares otherwise to be issued. See “—Holdbacks.”

Fenix Parts Canada Exchangeable Preferred Shares. The Exchangeable Preferred Shares of Fenix Parts Canada, Inc. to be issued to the Canadian Founding Companies will be substantially the voting equivalent of shares of our common stock. Each holder of Exchangeable Preferred Shares will receive, through a voting trust that will hold one share of our special voting stock authorized and issued solely for this purpose, the voting rights of the number of shares of our common stock for which the holder’s Exchangeable Preferred Shares may be exchanged.

A holder of Exchangeable Preferred Shares may exchange all or any part of the holder’s shares at any time for the same number of shares of our common stock. On or after the fifth anniversary of the closing of this offering and the Combinations, Fenix Parts Canada, Inc. may redeem all or any part of a holder’s Exchangeable Preferred Shares by delivery to the holder of the same number of shares of our common stock. In the event of a redemption by Fenix Parts Canada, Inc. prior to the 20th anniversary of the closing of this offering and the Combinations, the holder of the Exchangeable Preferred Shares to be redeemed may elect to receive cash in lieu of shares of our common stock for up to 35% of the value of the shares of our common stock otherwise to be delivered. In the event of a redemption by Fenix Parts Canada, Inc. on or after the 20th anniversary of closing, Fenix Parts Canada, Inc. may deliver in redemption to the holder of the Exchangeable Preferred Shares the same number of shares of our common stock, cash equal to the value of the shares of our common stock otherwise to be delivered, or any combination of the two methods of redemption.

Consideration Summary. The following table sets out the cash and stock components of the consideration to be paid to (i) the shareholders and equity interest holders of each US Founding Company and to (ii) the Canadian Founding Companies. The cash and stock consideration payable at closing are each allocated in the following table between the amount payable as the base combination consideration and additional amounts payable as contingent consideration, payable for an equity interest in an affiliate of one of the Founding Companies, or payable on account of recent capital expenditures that will inure to our benefit. In addition, the cash component of the Combination Consideration is subject to adjustment based on various factors (see “—Cash Consideration Adjustments”) and the stock component of the Combination Consideration is subject to adjustment based on the public offering price (see “––Stock Consideration Adjustment”). For purposes of the footnotes to this table, the term the “closing” refers to the closing of this offering and the Combinations.

	Cash Combination Consideration						Promissory Notes		Stock Combination Consideration
Founding Company	Base		Additional		Total				Base (1)		Additional (1)		Total (1)

US Founding Companies
Don’s Automotive Mall, Inc.	$ 9,253,000		—		$ 9,253,000	(2)	—		545,467		—		545,467
Eiss Brothers, Inc.	6,136,760		$245,000	(3)	6,381,760		—		263,004		10,500	(4)	273,504
Gary’s U-Pull It, Inc.	7,770,000		—		7,770,000	(5)	—		518,000		—		518,000
Green Oak Investments LLC dba GO Auto Recycling	4,000,000		250,000	(6)	4,250,000		$ 200,000	(6)	300,000		—		300,000
Horseheads Automotive Recycling, Inc.	2,640,000		—		2,640,000		—		154,000		—		154,000
Jerry Brown, Ltd.	6,511,048		2,300,000	(7)	8,811,048	(8)	—		600,000		—		600,000
Leesville Auto Wreckers, Inc.	14,302,500	(9)	—		14,302,500		—		451,000	(10)	—		451,000
Standard Auto Wreckers, Inc.(11)	12,000,000		—		12,000,000		—		—		—		—

Canadian Founding Companies(11)
2434861 Ontario Inc.(12)	—		3,350,000		3,350,000		—		—		—		—
End of Life Vehicles Inc.	600,000		—		600,000		—		—		—		—
Goldy Metals Incorporated.	12,850,000		5,880,000	(13)	18,730,000	(14)	—		445,000		252,000	(15)	697,000
Goldy Metals (Ottawa) Incorporated	5,000,000		—		5,000,000		—		500,000		—		500,000

Total	$ 81,063,308		$12,025,000		$93,088,308		$200,000		3,776,471		252,500		4,038,971

(1)

These columns set out the number of shares of our common stock, or in the case of the Combinations with the Canadian Founding Companies, the number of Exchangeable Preferred Shares of Fenix Parts Canada, Inc., to be issued if the public offering price of our common stock is $10.00 or more per share. If the public offering price is less than $10.00 per share but $9.00 or more per share, the number of shares of common stock and Exchangeable Preferred Shares to be issued for the stock component of the Combination Consideration will generally be increased to the number of shares determined by (i) multiplying the number of shares otherwise to be issued by $10.00 per share and (ii) dividing the result by the public offering price per share, generally rounding any resulting fractional share up to a whole share. If the public offering price is less than $9.00 per share, there will not be any further adjustment to the stock component of the Combination Consideration, and the number of shares to be issued will be the number that would be issued if the public offering price had been $9.00 per share. See “—Stock Consideration Adjustment.”

(2)	This amount does not include consulting payments to be paid to two shareholders of Don’s. A consulting payment in the amount of $50,000 a year will be paid to each of Donald Beagell, Jr. and Michael Colsten for each of the first three years following the closing of this offering and the Combinations. See “—Other Payments.”

(3)	An additional $245,000 in cash will be deposited in escrow at the closing and will be paid to the shareholders of Eiss Brothers only if certain EBITDA targets are satisfied during the twelve-month period beginning with the month following the month of closing. See “—Holdbacks.”

(4)	An additional 10,500 shares (assuming a public offering price of $10.00 or more per share) will be deposited in escrow at the closing and will be paid to the shareholders of Eiss Brothers only if certain EBITDA targets are satisfied during the twelve-month period beginning with the month following the month of closing. See “—Holdbacks.”

(5)	This amount does not include consulting payments to be paid to two shareholders of Gary’s. A consulting payment in the amount of $150,000 a year will be paid to Gary Beagell for each of the first three years following the closing of this offering and the Combinations, and a consulting payment in the amount of $75,000 a year will be paid to Linda Beagell for each of the first three years following the closing of this offering and the Combinations. See “—Other Payments.”

(6)	We have agreed to pay an additional $450,000 for our purchase of a 5% membership interest in GO Pull-It, LLC, an affiliate of GO Auto, of which $250,000 is payable in cash at closing and $200,000 is payable in the form of two-year promissory notes payable in equal installments on the first and second anniversaries of the closing. See “—Other Payments.”

(7)	We have agreed to pay an additional $2,300,000 in cash at closing as reimbursement to the shareholders of Jerry Brown for capital expenses in connection with a new building that we will lease. See “—Other Payments.”

(8)	In addition to the cash amounts disclosed in the table above, the cash to be paid to the shareholders of Jerry Brown may be increased if (i) certain revenue targets are satisfied during the twelve-month period beginning with the month following the month of closing or (ii) certain EBITDA targets are satisfied in calendar year 2016. See “—Earnouts.” The cash amounts disclosed in the table above also do not include consulting payments to Gerald Brown, a former shareholder of Jerry Brown. A consulting payment in the amount of $80,000 a year will be paid to Gerald Brown for each of the first fifteen years following the closing of this offering and the Combinations, subject to exceptions. See “—Other Payments.”

(9)	This amount includes $2,575,000 to be paid to key Leesville employees at the closing as bonuses. See “—Other Payments.”

(10)	This amount includes 244,000 restricted shares of our common stock to be issued to key Leesville employees at the closing as retention bonuses (assuming a public offering price of $10.00 or more). See “—Other Payments.”

(11)	Prior to closing, the same two shareholders between them directly or indirectly own all of the issued and outstanding shares of stock of Standard Auto Wreckers, Inc., each of the Canadian Founding Companies and 2434861 Ontario Inc.

(12)

At closing, we will contribute $3,350,000 to our wholly owned subsidiary, Fenix Parts Canada, Inc., which will then pay $3,350,000 to purchase the shares of 2434861 Ontario Inc., a special purpose, non-operating company that will hold $3,350,000 in cash at closing. Following closing, we will cause 2434861 Ontario Inc. to transfer $3,350,000 to Fenix Parts Canada, Inc., which in turn will transfer the same amount to us. We do not expect these transfers to incur any Canadian or United States income tax or to be subject to any withholding requirement. (2434861 Ontario Inc. appears in this table to aid the reader’s understanding regarding Combination Consideration, but it should not be viewed as a Founding Company).

(13)	An additional $5,880,000 in cash will be deposited in escrow and will be paid to the Canadian Founding Companies only if certain revenue targets are satisfied during the twelve-month period beginning with the month following the month of closing. See “—Holdbacks.”

(14)	This amount does not include a salary payable to Kenneth Gold, the shareholder of Goldy Metals Incorporated. A salary in the amount of $50,000 will be paid to Kenneth Gold during the first year following the closing of this offering and the Combinations. See “—Other Payments.”

(15)	An additional 252,000 Exchangeable Preferred Shares of Fenix Parts Canada, Inc. (assuming a public offering price of $10.00 or more per share) will be deposited in escrow and will be paid to the Canadian Founding Companies only if certain revenue targets are satisfied during the twelve-month period beginning with the month following the month of closing. See “—Holdbacks.”

Earnouts. The Combination Agreement with Jerry Brown contains two earnout provisions. Each earnout is payable in cash if certain performance hurdles are achieved. Under the first earnout provision, if Jerry Brown’s revenues from specific types of sales (the “Selected Revenues”) for the twelve-month period beginning with the month following the month of the closing of this offering and the Combinations (the “Earnout Period”) are greater than Jerry Brown’s Selected Revenues for 2013, we will pay Jerry Brown’s shareholders an amount equal to seven times the excess, up to $1,750,000. If Selected Revenues for the Earnout Period are equal to or less than Selected Revenues for 2013, we will not make any additional payments to Jerry Brown’s shareholders with respect to Selected Revenues.

Under the second earnout provision, if Jerry Brown’s EBITDA for 2016 exceeds $1,753,000, we will pay Jerry Brown’s shareholders an amount equal to three times the excess. If Jerry Brown’s EBITDA for 2016 is equal to or less than $1,753,000, we will not make any additional payment with respect to EBITDA.

Other Payments. We will pay additional cash to the Canadian Founding Companies for the inventory in excess of 500 scrap autos located at each of their two self-services facilities. The per-auto purchase price will be based on the average amount paid for autos during the thirty days prior to the closing of this offering and the Combinations.

We will enter into a construction reimbursement agreement with Jerry Brown’s shareholders under which we will fund $2,300,000 for expenditures incurred in connection with new building construction, improvements, equipment, furniture and fixtures. It is anticipated that the building project will not be completed until after the closing of the Combinations. Additionally, we will pay to Jerry Brown’s shareholders an amount equal to the value of the new and aftermarket or “takeoff” inventory, the amount of which will be agreed to by the parties, but in no event more than $550,000.

We will pay bonuses to certain key Leesville employees, which in the aggregate will consist of (i) $2,575,000 in cash and (ii) 244,000 restricted shares of our common stock (or if the public offering price is less than $10.00, a number of shares of our common stock equal to the quotient obtained by dividing $2,440,000 by the greater of $9.00 and the public offering price (rounding any fractional share upwards to a whole share)). The cash component will be paid at the closing of this offering and the Combinations. The restricted shares will be granted at the closing of this offering and the Combinations, but will vest twelve months after grant date.

We will pay consulting fees to certain shareholders and former shareholders of certain Founding Companies following the closing of this offering and the Combinations. A consulting payment in the amount of $50,000 a year will be paid to each of Donald Beagell, Jr. and Michael Colsten, both of whom are shareholders of Don’s, for three years. A consulting payment in the amount of $150,000 a year for Gary Beagell and $75,000 a year for Linda Beagell, both of whom are shareholders of Gary’s, will be paid for three years. A consulting payment in the amount of $80,000 a year will be paid to Gerald Brown, a former shareholder of Jerry Brown, for fifteen years, subject to exceptions set forth in his consulting agreement, as amended. A salary in the amount of $50,000 will be paid to Kenneth Gold, the shareholder of Goldy Metals Incorporated, for one year.

GO Pull-It LLC, a Florida limited liability company, is an affiliate of GO Auto that operates a self-service auto recycling business. At the closing of the Combinations and this offering, we will enter into a purchase and option agreement with the members of GO Pull-It LLC under which we will (i) purchase 5% of the outstanding membership interests in GO Pull-It LLC; (ii) receive an option to purchase all (but not less than all) of the remaining membership interests in GO Pull-It LLC; and (iii) receive a right of first refusal to purchase the remaining membership interests in GO Pull-It LLC in the event that GO Pull-It LLC receives an offer from an unaffiliated third party to purchase GO Pull-It LLC. We have agreed to pay $450,000 for the 5% of GO Pull It LLC’s outstanding membership interests, $250,000 of which will be paid in cash at closing and $200,000 of which will be paid by delivery of two-year promissory notes. The call option may be exercised on or before December 31, 2016 for a purchase price of $9,500,000. The call option may be exercised after December 31, 2016 through and including December 31, 2021 for a purchase price equal to a pro rata portion of GO Pull-It LLC’s value, with value being equal to the product of (i) trailing six months annualized EBITDA, multiplied by (ii) seven. The right of first refusal terminates on December 31, 2021.

As part of the Combinations with the Canadian Founding Companies, Fenix Parts Canada, Inc. will purchase the outstanding shares of 2434861 Ontario Inc. at closing for $3,350,000. 2434861 Ontario Inc. is a special purpose vehicle that will hold $3,350,000 in cash at the closing.

Shareholders of certain Founding Companies are also owners of entities that will serve as landlords for certain of our facilities following the closing of this offering and the Combinations. Some of these shareholders will continue to be associated with Fenix following the closing of this offering and the Combinations. As a result, such shareholders may directly or indirectly receive lease payments paid by us following the closing of this Offering and the Combinations. See “Business—Facilities” and “—Related Party Consideration in Connection with the Combinations.”

Holdbacks. The Combination Agreements for Eiss Brothers and the Canadian Founding Companies each provides for a holdback of Combination Consideration which will be payable only if certain performance hurdles are achieved.

The maximum amount of consideration that is subject to the holdback for Eiss Brothers is $245,000 in cash plus 10,500 shares of our common stock (or if the public offering price is less than $10.00 per share, a number of shares of our common stock equal to $105,000 divided by the greater of the public offering price and $9.00), each of which will be held in escrow upon the closing of the Combinations. If for the twelve-month period beginning with the month following the month of the closing of this offering and the Combinations (the “Holdback Period”), the EBITDA of Eiss Brothers is the same as or greater than Eiss Brothers’ EBITDA for 2013 (approximately $484,000) plus $50,000 (the “EBITDA Target”), Eiss Brothers shareholders will be entitled to receive the full amount of the $245,000 in cash and all of the shares of our common stock held in escrow. If Eiss Brothers’ EBITDA for the Holdback Period is less than the EBITDA Target (the extent of such shortfall, the “Eiss Shortfall”), we will receive out of escrow (i) a cash distribution equal to the product determined by multiplying (A) an amount equal to seven times the Eiss Shortfall by (B) a fraction, the numerator of which is the amount of the cash held in escrow, and the denominator of which is the sum of the cash held in escrow plus the value of the shares of our common stock held in escrow at the per share public offering price; plus (ii) the same percentage of the earnings on the cash held in escrow as we receive in accordance with (i), above; plus (iii) a portion of the shares of our common stock held in escrow equal to the product determined by multiplying (A) an amount equal to seven times the Eiss Shortfall by (B) a fraction, the numerator of which is the value of the shares of our common stock held in escrow at the per share public offering price, and the denominator of which is the sum of the cash held in escrow plus the value at the per share public offering price of the shares of our common stock held in escrow. The Eiss Brothers shareholders will be entitled to any amounts of cash and stock remaining in escrow after distributions are made to us.

The maximum amount of consideration that is subject to the holdback for the Canadian Founding Companies, in the aggregate, is $5,880,000 in cash plus 252,000 Exchangeable Preferred Shares (or if the public offering price is less than $10.00 per share, a number of Exchangeable Preferred Shares equal to $2,520,000 divided by the greater of the public offering price and $9.00), each of which will be held in escrow upon the closing of the Combinations. If, during the Holdback Period, the Canadian Founding Companies’ combined revenue from specific types of sales (for example, sales of tires, catalytic converters and scrap, among other types) (“Post-Closing Revenue”) is the same as or greater than the sum of combined revenue from the same types of sales (approximately $        ) for the twelve-month period ending with the month prior to the month of the closing of this offering and the Combinations (the “Prior Period”) plus $1,200,000, Goldy Metals Incorporated will be entitled to receive the full amount of the $5,880,000 in cash plus all of the Exchangeable Preferred Shares held in escrow. If Post-Closing Revenue is less than the sum of combined revenue from the same types of sales for the Prior Period plus $1,200,000 (the extent of such shortfall, the “Canadian Shortfall”), Fenix Parts Canada, Inc. will receive out of escrow (i) a cash distribution equal to the product determined by multiplying (A) $5,880,000 by (B) a fraction, the numerator of which is the amount of the Canadian Shortfall, and the denominator of which is $1,200,000; plus (ii) the same percentage of the earnings on the cash held in escrow as it receives in accordance with (i), above; plus (iii) a portion of Exchangeable Preferred Shares held in escrow equal to the product determined by multiplying (A) the number of Exchangeable Preferred Shares held in escrow by (B) a fraction, the numerator of which is the amount of the Canadian Shortfall, and the denominator of which is $1,200,000. Goldy Metals Incorporated will be entitled to any amounts of cash and Exchangeable Preferred Shares remaining in escrow after distributions are made to Fenix Parts Canada, Inc.

Summary of the Terms of the Combination Agreements

Timing of Closing. We expect that the Combinations will close concurrently with the consummation of this offering. Unless we close all of the Combinations, we will not close any of the Combinations and will not close this offering.

Representations and Warranties. Each Combination Agreement contains a number of representations and warranties made on the one hand by Fenix Parts, Inc. (and Fenix Parts Canada, Inc. in connection with the Combinations with the Canadian Founding Companies) and on the other hand by the shareholders or equity interest holders of the applicable Founding Company (and, in the case of the Canadian Founding Companies, the Canadian Founding Companies themselves). These representations and warranties were made as of the date of the Combination Agreement or, in some cases, as of a date specified in the representation, and may be qualified by reference to knowledge, materiality or schedules to the Combination Agreement disclosing exceptions to the representations and warranties. The content of the representations and warranties reflects the results of arms’ length negotiations between the parties regarding their contractual rights. The descriptions of the provisions below are made for the purpose of describing the terms of the Combination Agreements and not as an affirmation of the accuracy of such representations and warranties.

Each party made representations to the other including, among others, representations concerning due organization, authority, enforceability, capital stock, noncontravention, financial statements and legal proceedings.

The shareholders (or equity interest holders) of the Founding Companies (and in the case of the Canadian Founding Companies, the Canadian Founding Companies themselves) made additional representations to Fenix Parts, Inc. (and to Fenix Parts Canada, Inc. in the case of the Canadian Founding Companies), including, among others, representations concerning title to assets, real property, personal property, intellectual property, computer hardware and software, inventory, accounts receivable, contracts, permits, undisclosed liabilities, taxes, employee benefit plans, compliance with ERISA, insurance, absence of changes, environmental matters, organized labor matters and certain business practices.

Indemnification. The shareholders (or equity interest holders) of each Founding Company (and in the case of the Canadian Founding Companies, the Canadian Founding Companies themselves) have generally agreed to indemnify us and hold us harmless, and we (and Fenix Parts Canada, Inc. in connection with the Combinations with the Canadian Founding Companies) have generally agreed to indemnify and hold each of them harmless from, losses relating to a breach by the indemnifying party of its representations and warranties or covenants contained in the respective Combination Agreement, or the breach of or failure to perform any of its obligations relating to certain tax matters. Losses relating to a breach of a representation, warranty or covenant generally may be indemnified if asserted prior to the second anniversary of the closing date of this offering or prior to the third anniversary of the closing date for breaches by the shareholders of the US Founding Companies or Canadian Founding Companies of certain tax or environmental representations. Indemnification claims relating to breaches of a representation or warranty related to certain shareholder ownership or ownership of assets may generally be asserted at any time without limit.

The shareholders of Standard Auto Wreckers, Inc. have also agreed to indemnify us and hold us harmless from losses relating to any counterclaim in connection with its current lawsuit against underwriters at Lloyds of London pending in New York state courts (the “Lloyds of London Litigation”). Indemnification claims relating to the Lloyds of London Litigation may be asserted at any time without limit. The shareholders of the Canadian Founding Companies, as well as the Canadian Founding Companies themselves, have also agreed to indemnify and hold us and Fenix Parts Canada, Inc. harmless from losses resulting from any liability excluded from the asset purchases in such Combination (the “Excluded Liabilities”), among other things. Indemnification claims relating to the Excluded Liabilities may be asserted at any time without limit.

The obligation of the shareholders (or equity interest holders) of each Founding Company (and in the case of the Canadian Founding Companies, the Canadian Founding Companies themselves) to indemnify us is capped at 40% of the total value of the cash and stock consideration received by such shareholders (or Canadian Founding Company) in the particular Combination (the “combination purchase price”), except for claims for losses relating to any fraud or intentional misrepresentation, the Lloyds of London Litigation or any Excluded Liabilities, for which recovery is not capped. We will not be entitled to indemnification from the shareholders of any Founding Company or from any Canadian Founding Company unless the aggregate amount we are entitled to by the shareholders of that Founding Company or by the Canadian Founding Company exceeds 1% of the applicable combination purchase price. This threshold does not apply to any loss we incur relating to certain tax claims, any fraud or intentional misrepresentation, the Lloyds of London Litigation or any Excluded Liability. There is no threshold for any claim of indemnification by the shareholders of any Founding Company or by any Canadian Founding Company.

Noncompetition Agreement. Each of the Combination Agreements contains a closing condition that each shareholder (or equity interest holder) of the US Founding Companies (and, where appropriate, each of the Canadian Founding Companies) enter into an agreement with us restricting such shareholders’ or Canadian Founding Company’s ability to compete with us or solicit our employees for five years after the closing. Additionally, several of these Founding Company shareholders (or equity interest holders) will enter into employment or consulting agreements with us containing non-compete and non-solicitation covenants.

Closing Conditions. The obligations of Fenix Parts, Inc. (and in the case of the Combinations with the Canadian Founding Companies, Fenix Parts Canada, Inc.) and the shareholders (or equity interest holders) of each Founding Company (and in the case of the Combinations with the Canadian Founding Companies, the Canadian Founding Companies themselves) to complete a particular Combination are subject to the satisfaction or waiver of conditions including, among others:

•	Conditions to all parties’ duty to complete the Combinations:

•	the accuracy as of the closing date of the representations and warranties made by the other parties in the Combination Agreement;

•	the other parties’ execution and delivery of all of the documents and instruments that they are required to execute and deliver or enter into prior to or at closing, and performance, compliance with or satisfaction in all material respects of the other obligations, agreements and conditions under the Combination Agreement that they are required to perform, comply with or satisfy at or prior to closing;

•	the absence of any actual or threatened suit, action or other proceeding that challenges or seeks damages or other relief in connection with the Combination or that could have the effect of preventing, delaying, making illegal or otherwise interfering with the Combinations;

•	for Combinations with the US Founding Companies, with the exception of Standard Auto Wreckers, Inc., the receipt by the parties of the written opinion of Grant Thornton LLP to the effect that the exchange of the shareholders’ shares in the particular US Founding Company for the consideration will qualify as a transaction meeting the requirements of Section 351 of the Internal Revenue Code; and

•	the closing of each other Combination shall have occurred or will occur contemporaneously with the closing of the Combination and this offering.

•	Conditions to Fenix’s duty to complete the combination:

•	each Founding Company, with the exception of Standard Auto Wreckers, Inc., has achieved a specified earnings target for the twelve months ended December 31, 2013, and is reasonably expected to do so for the twelve months ending December 31, 2014;

•	the Founding Company shall not have sustained a material adverse change; and

•	key personnel of the Founding Company shall have entered into employment agreements with Fenix Parts, Inc.

•	Additional conditions to the shareholders’ duty to complete the Combination:

•	the public offering price shall be $8.00 per share or higher.

Termination of the Combination Agreements. Each Combination Agreement may be terminated, under certain circumstances, prior to the closing of this offering, including:

•	by either Fenix or the shareholders (or equity interest holders) of the Founding Company if a breach or default by the other party in the performance of any of its material obligations under the Combination Agreement occurs and is not cured within ten business days;

•	by either Fenix or the shareholders (or equity interest holders) of the Founding Company if the other party fails to satisfy any closing condition by the Outside Date (as defined below), or the satisfaction of any closing condition becomes impossible;

•	by either Fenix or the shareholders (or equity interest holders) of the Founding Company if this offering and the Combination with the Founding Company have not closed by March 15, 2015, subject to certain exceptions (the “Outside Date”); or

•	by the written agreement of Fenix and the shareholders (or equity interest holders) of the Founding Company.

No Combination Agreement provides for a termination fee for the benefit of any party thereto if such Combination Agreement is terminated by any party. There can be no assurance that the conditions to the closing of the Combinations will be satisfied or waived or that the Combination Agreements will not be terminated prior to the closing. However, if the Combinations are not completed, this offering will not be completed.

Lock-Up Agreement. Each of the Combination Agreements contains a closing condition that the shareholders of the Founding Company enter into Lock-Up Agreements restricting such shareholders’ ability to transfer the shares of our common stock or the Exchangeable Preferred Shares they receive in the Combination, as applicable, subject to certain exceptions. These restrictions expire 180 days after the date of this prospectus.

Registration Rights. At the closing of this offering and the Combinations, Fenix and the shareholders of each US Founding Company (other than Standard Auto Wreckers, Inc.) will enter into registration rights agreements which provide piggyback registration rights to such shareholders. If, at any time prior to January 1, 2016, we propose to register any shares of our common stock, and the registration form to be used may be used for the registration of any shares of our common stock received in connection with the Combinations, we must provide notice of the registration to the US Founding Companies’ shareholders. The US Founding Companies’ shareholders shall be entitled to include the shares they received in connection with the Combinations in the registration unless we (or the underwriters, if the offering is an underwritten offering) determine that including in the registration the number of shares that the US Founding Companies’ shareholders have requested will adversely affect the contemplated offering. If such determination is made, the number of such shares to be included in the registration will be reduced pro rata.

Additionally, at the closing of this offering and the Combinations, Fenix and each Canadian Founding Company (other than End of Life Vehicles Inc.) will enter into a registration rights agreement which provides piggyback registration rights to such Canadian Founding Companies. If, at any time during the one-year period beginning on the date on which such Canadian Founding Companies first receive Fenix common stock in exchange for Exchangeable Preferred Shares received in connection with the Combinations, we propose to register any shares of our common stock, and the registration form to be used may be used for the registration of any shares of our common stock received in exchange for such Exchangeable Preferred Shares, we must provide notice of the registration to such Canadian Founding Companies. Such Canadian Founding Companies shall be entitled to include the shares they received in exchange for such Exchangeable Preferred Shares in the registration unless we (or the underwriters, if the offering is an underwritten offering) determine that including in the registration the number of shares that such Canadian Founding Companies have requested will adversely affect the contemplated offering. If such determination is made, the number of such shares to be included in the registration will be reduced pro rata. See “Description of Capital Stock of Fenix—Authorized and Outstanding Capital Stock—Registration Rights Agreements.”

Related Party Consideration in Connection with the Combinations

Individuals who are or will become our executive officers, directors, 5% stockholders or other related persons will receive the following consideration from the Combinations (i) for their interests in their respective Founding Company, subject to adjustments as described above, and (ii) in their respective capacities as lessors of real property we will lease following the completion of this offering and the Combinations. The “Minimum Number of Shares” column assumes a public offering price of $10.00 per share or more. Amounts set forth in the “Rent Payments” column are for the aggregate base rental payments over the term of the relevant leases.

	Combination Consideration			Rent Payments
Related Person	Cash (before adjustments)	Minimum Number of Shares
Gary Beagell(1)	$3,527,580	235,172		$1,447,527	(2)
Linda Beagell(3)	3,527,580	235,172		1,447,527	(4)
Donald Beagell, Jr.(5)	4,888,668	288,188		3,989,228	(6)
David Gold(7)	5,300,000	500,000	(8)	8,198,000	(9)
Kenneth Gold(10)	31,030,000	697,000	(11)	3,041,250	(12)

Total	$48,273,828	1,955,532	(13)	$18,123,541

(1)	Gary Beagell will become a director prior to the closing of this offering. Gary Beagell will receive the cash and shares of our common stock indicated above as consideration for his interest in Gary’s.

(2)	Gary Beagell owns a 50% member interest in Beagell Properties, LLC, which is the landlord of the property at 13 Barlow Road, Binghamton, NY, which will be leased to Gary’s following the closing of this offering. We have agreed to pay an aggregate of $132,000 in rent over the five year term of the lease for this property. Gary Beagell’s percentage interest in the aggregate rental payment is $66,000. Beagell Properties, LLC is also the landlord of the property at 230-246 Colesville Road, Binghamton, NY, which will be leased to Gary’s following the closing of this offering. We have agreed to pay an aggregate of $2,763,055 in rent over the 15 year term of the lease for this property. Gary Beagell’s percentage interest in the aggregate rental payment is $1,381,527.

(3)	Linda Beagell is the spouse of Gary Beagell, who will become a director prior to the closing of this offering. Mrs. Beagell will receive the cash and shares of our common stock indicated above as consideration for her interest in Gary’s.

(4)	Linda Beagell owns a 50% member interest in Beagell Properties, LLC, which is the landlord of the property at 13 Barlow Road, Binghamton, NY, which will be leased to Gary’s following the closing of this offering. We have agreed to pay an aggregate of $132,000 in rent over the five year term of the lease for this property. Ms. Beagell’s percentage interest in the aggregate rental payment is $66,000. Beagell Properties, LLC is also the landlord of the property at 230-246 Colesville Road, Binghamton, NY, which will be leased to Gary’s following the closing of this offering. We have agreed to pay an aggregate of $2,763,055 in rent over the 15 year term of the lease for this property. Ms. Beagell’s percentage interest in the aggregate rental payment is $1,381,527.

(5)	Donald Beagell, Jr. is the brother of Gary Beagell, who will become one of our directors prior to the closing of this offering. Donald Beagell, Jr. will receive the cash and shares of our common stock indicated above as consideration for his interest in Don’s.

(6)

Donald Beagell owns a 50% interest in D & B Holdings, LLC, which is the landlord of the property at 216 Colesville Road, Binghamton, NY, which will be leased to Don’s following the closing of this offering. We have agreed to pay an aggregate of $4,993,529 in rent over the 15 year term of the lease for this property. Mr. Beagell’s interest in the aggregate rental payment is $2,496,765. Mr. Beagell also owns a 67% interest in BBHC, LLC, which is the landlord of the property at 1245 Sleepy Hollow Road, Pennsburg, PA, which will be leased to Don’s following the closing of this offering. We have agreed to pay an aggregate of $1,836,891 in rent over the 15 year term of the lease for this property. Mr. Beagell’s interest in the aggregate rental payment is $1,230,717. Mr. Beagell also owns a 12.50% interest in Don’s Independent Salvage Company, LLC, which is the landlord of the property at 1592 Sears Road, Elmira, NY, which will be leased to Horseheads following the closing of this offering. We have agreed to pay an aggregate of $2,093,964 in rent over the 15 year term of the lease for this property. Mr. Beagell’s interest in the aggregate rental payment is $261,746.

(7)	David Gold will become an executive officer prior to the closing of this offering. David Gold will receive $300,000 in cash by virtue of his 50% ownership of End of Life Vehicles Inc. He will receive $5,000,000 in cash and beneficial ownership of 500,000 Exchangeable Preferred Shares by virtue of his 100% ownership of Goldy Metals (Ottawa) Incorporated.

(8)	Consists of Exchangeable Preferred Shares of Fenix Parts Canada, Inc.

(9)	David Gold is the sole shareholder of Standard Auto Wreckers (Port Hope) Inc., which is the landlord of the property at 260 Peter Street, Port Hope, Ontario, which will be leased to Fenix Parts Canada, Inc. following the closing of this offering. We have agreed to pay an aggregate of $4,500,000 in rent over the 15 year term of the lease for this property. David Gold is also the sole shareholder of Standard Auto Wreckers (Cornwall) Inc., which is the landlord of the property at 4345 Northfield Road, Cornwall, Ontario, which will be leased to Fenix Parts Canada, Inc. following the closing of this offering. We have agreed to pay an aggregate of $798,000 in rent over the 15 year term of the lease for this property. David Gold is also the sole shareholder of Goldy Metals (Ottawa) Incorporated, which is the landlord of the property at 5402 Old Richmond Road, Ottawa, Ontario, which will be leased to Fenix Parts Canada, Inc. following the closing of this offering. We have agreed to pay an aggregate of $2,900,000 in rent over the 15 year term of the lease for this property.

(10)	Kenneth Gold is the father of David Gold, who will become an executive officer of ours prior to the closing of this offering. Kenneth Gold will receive $300,000 in cash by virtue of his 50% ownership of End of Life Vehicles Inc. He will receive $12,000,000 in cash by virtue of his 100% indirect ownership of Standard Auto Wreckers, Inc. He will receive $18,730,000 in cash and beneficial ownership of 697,000 Exchangeable Preferred Shares by virtue of his 100% ownership of Goldy Metals Incorporated.

(11)	Consists of Exchangeable Preferred Shares of Fenix Parts Canada, Inc.

(12)	Kenneth Gold is the sole shareholder of Goldy Metals Incorporated. Kenneth Gold and Goldy Metals Incorporated are the landlords of the property at as 1216 Sewells Road, Scarborough, Ontario which will be leased to Fenix Parts Canada, Inc. following the closing of this offering. We have agreed to pay an aggregate of $1,341,250 in rent over the 15 year term of the lease for this property. Kenneth Gold is also the sole shareholder of Goldy Metals Holdings, Inc. Together, Goldy Metals Holdings, Inc. and Goldy Metals Incorporated own all of the stock of Delana Realty Inc. Delana Realty Inc. is the landlord of the property at 3800 Highland Avenue, Niagara Falls, NY, which will be leased to Fenix Parts Canada, Inc. following the closing of this offering. We have agreed to pay an aggregate of $1,700,000 in rent over the 15 year term of the lease for this property.

(13)	Consists of an aggregate of 758,532 shares of our common stock and 1,197,000 Exchangeable Preferred Shares of Fenix Parts Canada, Inc.

Related Party Consultant and Employment Agreements

Following the closing of this offering and the Combinations, we will pay consulting fees and salaries to certain related parties. We will pay a consulting fee in the amount of $50,000 a year to Donald Beagell, Jr. for each of the first three years following the closing of this offering and the Combinations. Donald Beagell, Jr. is the brother of Gary Beagell, who will become one of our directors prior to the closing of this offering. We will pay a consulting fee in the amount of $150,000 a year to Gary Beagell for each of the first three years following the closing of this offering and the Combinations, and another consulting fee in the amount of $75,000 a year to Linda Beagell, the wife of Gary Beagell, for each of the first three years following the closing of this offering and the Combinations. We will also pay a salary in the amount of $50,000 to Kenneth Gold during the first year following the closing of this offering and the Combinations. Kenneth Gold is the father of David Gold, who will become an executive officer of ours prior to the closing of this offering.

Policies and Procedures for Related Person Transactions

Our board of directors intends to adopt a written related person policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $100,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

PRINCIPAL STOCKHOLDERS

The table below sets forth information regarding the projected beneficial ownership of our common stock immediately after the closing of this offering, by the following individuals or groups:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

•	each of our executive officers;

•	each of our directors and nominees for director; and

•	all of our directors, nominees for director and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities in question. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock held by them.

Shares of common stock issuable pursuant to a stock option, warrant or exchangeable share that is currently exercisable or exchangeable, or is exercisable or exchangeable within 60 days after the date of determination of ownership, are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of the holder of the stock option, warrant or exchangeable share but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

The applicable percentage ownership “Before the Offering” in the following table is based on 2,320,000 shares of our common stock outstanding as of September 30, 2014, and assumes a 2,000-for-1 common stock split that will occur immediately prior to the closing of this offering. The applicable percentage ownership “After the Offering” in the following table (i) includes the             shares of our common stock issued in this offering, (ii) assumes that the underwriters’ over-allotment option will not be exercised and (iii) includes 2,841,971 shares of our common stock issued in the Combinations with the US Founding Companies concurrently with the closing of this offering (assuming a public offering price of $10.00 or more per share). No person holds any stock options, warrants or similar instruments currently exercisable or exercisable as of or within 60 days after the closing of this offering. Upon completion of this offering, the Canadian Founding Companies and their shareholders will collectively beneficially own 1,197,000 Exchangeable Preferred Shares (assuming a public offering price of $10.00 or more per share) which, upon issuance, will be convertible at any time into shares of our common stock. Shares of our common stock issuable in exchange for Exchangeable Preferred Shares are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of the beneficial owner of Exchangeable Preferred Shares but are not treated as outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each shareholder in the following table is c/o Fenix Parts, Inc., 12901 SW 132 Avenue, Miami, Florida 33186.

	Immediately Before Offering		Immediately After Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Executive Officers and Directors
Kent Robertson(1)	780,000	33.6%
Scott Pettit(2)	240,000	10.3%
David Gold (3)	—	—

	Immediately Before Offering		Immediately After Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Nominees for Director
Gary Beagell(4)	—	—
Steven Dayton(5)	150,000	6.5%
Richard Kogler(6)	—	—
Thomas O’Brien(7)	—	—
Frank ten Brink(8)	—	—
All executive officers, directors and nominees for director as a group (8 persons)	1,170,000	50.4%

Additional 5% Stockholders
Ross Berner(9)	466,000	20.1%
Steven Colmar(10)	310,000	13.4%

*	Less than 1% of our outstanding shares of common stock.

(1)	Mr. Robertson is our President and Chief Executive Officer and our sole director. Consists of 780,000 shares of our common stock.

(2)	Mr. Pettit is our Chief Financial Officer. Consists of 240,000 shares of our common stock.

(3)	Mr. Gold will be appointed our Executive Vice President and the President of Fenix Parts Canada, Inc. prior to the closing of this offering. Consists of Exchangeable Preferred Shares Mr. Gold will receive at the closing of this offering and the Combinations as part of the consideration for his interest in the Canadian Founding Companies, assuming a public offering price of $ , the midpoint of the price range set forth on the cover page of this prospectus. Each Exchangeable Preferred Share is exchangeable for one share of our common stock at any time following the closing of this offering and the closing of the Combinations.

(4)	Mr. Beagell will be elected a director effective prior to the closing of this offering. Includes the shares of our common stock Mr. Beagell will receive at the closing of this offering and the Combinations as part of the consideration for his interest in Gary’s and the shares of our common stock that his wife, Linda Beagell, will receive at the closing of this offering and the Combinations as part of the consideration for her interest in Gary’s, in each case assuming a public offering price of $ , the midpoint of the price range set forth on the cover page of this prospectus.

(5)	Mr. Dayton will be elected a director effective prior to the closing of the offering. Consists of 150,000 shares of common stock held by the Dayton Family Limited Partnership. Mr. Dayton is the sole member of the general partner of the Dayton Family Limited Partnership.

(6)	Mr. Kogler will be elected a director effective prior to the closing of this offering.

(7)	Mr. O’Brien will be elected a director effective prior to the closing of this offering.

(8)	Mr. ten Brink will be elected a director effective prior to the closing of this offering.

(9)	Consists of 450,000 shares of our common stock held by Mr. Berner directly and 16,000 shares of our common stock held by a trust of which Mr. Berner is a beneficiary. Mr. Berner’s business address is P. O. Box 475097, San Francisco CA 94147.

(10)	Consists of 300,000 shares of our common stock owned by Business Ventures Corp., a Texas corporation of which Mr. Colmar is the president and sole shareholder, and 10,000 shares of common stock held directly by Mr. Colmar. Mr. Colmar’s business address is 1108 Lavaca Street, #110-247, Austin, Texas 78701.

DESCRIPTION OF CAPITAL STOCK OF FENIX

Authorized and Outstanding Capital Stock

As of September 30, 2014, our authorized capital stock consisted of 1,250 shares of common stock, $0.001 par value per share, of which 1,160 shares are issued and outstanding, held of record by 21 stockholders. Such amounts do not reflect the 2,000-for-1 common stock split to occur immediately prior to this offering. Immediately prior to the closing of this offering, the number of authorized shares of common stock will be increased to 30,000,000, one share of special voting stock will be authorized and 100,000 shares of preferred stock will be authorized. Upon completion of this offering, there will be             shares of common stock outstanding (assuming a public offering price of $        , the midpoint of the price range set forth on the cover page of this prospectus) and one share of special voting stock outstanding. No shares of preferred stock will be outstanding. The following description of our capital stock is only a summary and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of common stock may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding, the common stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

Special Voting Stock

The single share of special voting stock to be authorized immediately prior to the closing of this offering will be entitled, when issued, to vote on any matter submitted to a vote of holders of our common stock a number of shares equal to the number of Exchangeable Preferred Shares of Fenix Parts Canada, Inc. issued to the shareholders of the Canadian Founding Companies. The share of special voting stock is intended to provide the shareholders of the Canadian Founding Companies the equivalent voting rights in Fenix common stock they would have received if the Combination Agreement for the Canadian Founding Companies had required us to issue shares of Fenix common stock instead of Exchangeable Preferred Shares.

The share of special voting stock will be held in a voting trust for the benefit of the shareholders of the Canadian Founding Companies, and the trustee of the voting trust will vote the share of special voting stock in accordance with the beneficiaries’ directions. Neither the holder of the share of special voting stock, nor the beneficiaries of the share of special voting stock will be entitled to receive any dividends or other distributions that we may make in respect of shares of our common stock.

Preferred Stock

The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	impairing dividend rights of the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of us without further action by the stockholders.

Registration Rights Agreements

At the closing of the offering, we will enter into registration rights agreements with certain of our stockholders. The following describes the rights granted pursuant such agreements.

Piggyback Registration Rights. If, at any time prior to January 1, 2016 (or, in certain cases, during the period beginning one year after Exchangeable Preferred Shares are exchanged for our common stock), we propose to register any shares of our common stock under the Securities Act, and the registration form to be used may be used for the registration of any shares of our common stock (i) issued and delivered as part of the Combination Consideration, (ii) issued in exchange for any Exchangeable Preferred Shares issued and delivered as part of the Combination Consideration and (iii) issued to investors in the First Bridge Offering and the Second Bridge Offering (collectively, the “Registrable Shares”), then we are required to give notice to all holders of Registrable Shares and provide them with the right to include their shares in the registration. Such piggyback registration rights are subject to certain exceptions, conditions and limitations, including, without limitation, pro rata reductions in the number of shares to be sold by holders of Registrable Shares.

Expenses of Registration. We are required to bear the registration expenses associated with any registration in accordance with the registration rights agreements, including the reasonable fees of one counsel chosen by the holders of a majority of the Registrable Shares included in the registration.

See “The Combinations with the Founding Companies—Summary of the Terms of the Combination Agreements—Registration Rights.”

Warrants

As of September 30, 2014, no warrants to purchase shares of common stock were outstanding.

Anti-Takeover Provisions

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	the acquisition of us by means of a tender offer;

•	acquisition of control of us by means of a proxy contest or otherwise; and

•	the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board, the chief executive officer and the president may call special meetings of stockholders.

No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors without stockholder approval to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Amendment of Provisions in the Certificate of Incorporation. The certificate of incorporation will generally require the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend any provisions of the certificate of incorporation concerning:

•	the required vote to amend the certificate of incorporation;

•	management of the business by the board of directors;

•	calling of a special meeting of stockholders;

•	number of directors and structure of the board of directors;

•	removal and appointment of directors;

•	director nominations by stockholders;

•	personal liability of directors to us and our stockholders; and

•	indemnification of our directors, officers, employees and agents.

Limitations on Directors’ Liability and Indemnification

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or officer or at our request.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving any of our directors, officers, employees or agents. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification by a director, officer, employee or agent.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The telephone number of             is             .

Nasdaq Global Market Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “FENX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. As described below, no shares issued in connection with this offering to the selling owners of the Founding Companies as partial consideration for their shares or equity interests in the Founding Companies in connection with this offering will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse, or the perception that such sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sale of Restricted Shares

Based on the number of shares outstanding as of September 30, 2014, upon the closing of this offering and assuming (a) no exercise of the underwriters’ over-allotment option and (b) no exercise of outstanding options or warrants, we will have an aggregate of             shares of common stock outstanding. Of these shares, all of the             shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. In general, affiliates include our executive officers, directors and 10% stockholders.

Upon the closing of this offering, the remaining shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Agreements

In connection with this offering, we, our founders, our directors, our executive officers and holders of substantially all of our common stock have signed lock-up agreements agreeing, subject to certain exceptions, not to dispose of or hedge any shares of our common stock any shares of our common stock issuable upon the exercise of options or warrants during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of BMO Capital Markets Corp.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been one of our affiliates for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner who was not an affiliate, is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner who was not an affiliate, then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

Rule 701

Under Rule 701, each of our employees, officers, directors, consultants or advisors who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that our affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that persons other than our affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our 2014 Stock Plan. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject. As of September 30, 2014, options to purchase a total of zero shares were outstanding and a total of 2,750,000 shares were reserved for future issuance under our 2014 Stock Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not treated as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to pay regular dividends on our common stock. If we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below in “—Additional Withholding and Information Reporting Requirements.”

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN or W-8BEN-E, as applicable (or successor form) certifying, under penalties of perjury, a reduction in the rate of withholding of tax under an applicable income tax treaty, or

•	IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding of tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates as described below).

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding of tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, the holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below in “—Additional Withholding and Information Reporting Requirements,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding of tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation,” as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources (including gain, if any, realized on a disposition of our common stock) exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as our common stock is “regularly traded on an established securities market” at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Each Non-U.S. Holder is urged to consult its own tax advisor about the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Information Reporting Requirements

Legislation enacted in March 2010 (commonly referred to as “FATCA”) generally imposes a 30% withholding tax on U.S. source dividends and, beginning January 1, 2017, on gross proceeds from the sale or other disposition of stock or property that is capable of producing U.S. source dividends paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Code), including where the foreign financial institution is not the beneficial owner of such payments, unless such foreign financial institution enters into a reporting agreement with the IRS to collect and disclose certain information regarding its U.S. account holders (including certain account holders that are foreign entities that have U.S. owners), complies with any laws and rules implementing FATCA under an applicable bilateral governmental agreement with respect to FATCA between the United States and the foreign financial institution’s jurisdiction of organization and/or is otherwise registered deemed compliant with FATCA and (ii) certain other non-U.S. entities unless the entity provides the payor with information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements. These new FATCA withholding rules apply regardless of whether a payment would otherwise be exempt from the withholding of tax described above in respect of distributions on and dispositions of our common stock.

Each Non-U.S. Holder is urged to consult its own tax advisor about the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding of tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder’s country of residence, organization or incorporation.

Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to withholding of U.S. federal income tax, as described above in “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Each Non-U.S. Holder is urged to consult its own tax advisor about the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Medicare Contributions Tax

A 3.8% tax is imposed on the net investment income (which includes dividends and gains recognized upon of a disposition of stock) of certain individuals, trusts and estates with adjusted gross income in excess of certain thresholds. This tax is imposed on individuals, estates and trusts that are U.S. persons. The tax is expressly not imposed on nonresident aliens; however, estates and trusts that are Non-U.S. Holders are not expressly exempted from the tax. Therefore, each Non-U.S. Holder is urged to consult its own tax advisor about the application of this Medicare contribution tax in their particular situations.

UNDERWRITING

BMO Capital Markets Corp. is acting as the representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BMO Capital Markets Corp.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Fenix	$	$	$

The total expenses of the offering, not including the underwriting discount, are estimated at approximately $             and are payable by us.

Over-Allotment Option

We have granted an option to the underwriters to purchase up to             additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our founders, executive officers and directors and certain existing stockholders have agreed, subject to limited exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of BMO Capital Markets Corp. Specifically, we and these other persons have agreed, subject to certain limitations, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq Global Market Listing

We intend to apply to list our common stock for quotation on the Nasdaq Global Market under the symbol “FENX.”

Before this offering, there has been no public market for our common stock. The public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of the Founding Companies and the prospects for our Company;

•	the history of, and the prospects for, the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the public offering price. The underwriters do not expect to sell more than 5% of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to Fenix and to persons and entities with relationships with Fenix, for which they received or will receive customary fees and expenses.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also

(i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Johnson and Colmar, Bannockburn, Illinois. As of the date of this prospectus, certain individual attorneys of this firm beneficially own an aggregate of 50 shares of our common stock, which immediately prior to the closing of this offering will undergo a 2,000-for-1 common stock split, for a total of 100,000 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Mayer Brown LLP, Chicago, Illinois.

EXPERTS

The financial statements as of September 30, 2014 and for the period from January 2, 2014 (Inception) to September 30, 2014 of Fenix Parts, Inc. in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2013 and 2012 and for the years then ended of the combined Beagell Group in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2013 and 2012 and for the years then ended of the combined Standard Auto Wreckers, Inc. and its three Canadian affiliates in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2013 and 2012 and for the years then ended of the each of Eiss Brothers, Inc., Green Oak Investments LLC dba GO Auto Recycling, Jerry Brown, Ltd. and Leesville Auto Wreckers, Inc. all in this prospectus have been so included in reliance on the respective reports of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, see the registration statement and the exhibits and schedules thereto. Any document we file may be read and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the SEC are also available to the public from the SEC’s Web site at http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms, and the website of the SEC referred to above.

FENIX PARTS, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma combined financial statements have been prepared in accordance with guidelines specified by Article 11 of Regulation S-X. Specifically, the accompanying unaudited pro forma combined balance sheet as of September 30, 2014, has been prepared as if this offering, the contemplated use of the estimated net proceeds therefrom and the combination of Fenix and eleven other corporate entities that conduct eight businesses (collectively, the “Transactions”) occurred on September 30, 2014, and include all adjustments that (i) are deemed to be directly attributable to the Transactions and (ii) are factually supportable. The accompanying unaudited pro forma combined statements of operations for the nine months ended September 30, 2014, and for the year ended December 31, 2013, have been prepared as if the Transactions occurred as of January 1, 2013, and include all adjustments that (a) are deemed to be directly attributable to the Transaction, (b) have a continuing impact on Fenix’s financial statements, and (c) are factually supportable. Nonrecurring charges or credits and related income tax effects which may result directly from the Transactions and which may be included in the statement of operations within twelve months following the Transactions are not included in the pro forma combined financial statements.

The Transactions are more fully described in Note 2 hereto. The pro forma adjustments are based upon various estimates and assumptions that Fenix’s management believes are reasonable and appropriate given the currently available information. Use of different estimates and judgments could yield different results.

The pro forma combined financial statements reflect business combinations under the acquisition method of accounting in accordance with applicable United States generally accepted accounting principles contained in ASC 805-10, Business Combinations. Pursuant to ASC 805-10, the total estimated purchase price for each combination as described in Note 3 is measured at the combination date and allocated to the fair value of net assets acquired. For purposes of these pro forma financial statements, those fair values have been estimated based on preliminary estimates and assumptions that can change materially as Fenix completes the allocation process. Estimating of the fair values of certain tangible and identifiable intangible assets requires the use of significant estimates and assumptions, including future cash flows and appropriate discount rates. Certain valuations are pending completion of analyses performed by independent valuation specialists.

The unaudited pro forma combined financial statements do not reflect any future operating efficiencies, associated cost savings or possible integration costs that may occur related to the combinations. Nor do they reflect incremental costs likely to result from being a public company.

The unaudited pro forma combined financial statements are included for informational purposes only and do not purport to reflect Fenix’s results of operations or financial position that would have occurred had Fenix operated as a public company or as a combined group of companies during the periods presented. The unaudited pro forma combined financial statements should not be relied upon as being indicative of Fenix’s financial condition or results of operations had the Transactions occurred on the date assumed nor as a projection of Fenix’s results of operations or financial position for any future period or date.

The unaudited pro forma combined financial statements should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes of Fenix and of the combining entities all appearing elsewhere in this prospectus.

Fenix Parts, Inc.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of September 30, 2014

(In thousands)

	Fenix Parts	Beagell Group	Standard	Other Founding Companies (Note 1)	Acquisition Adjustments (Note 4)			Subtotal	Offering Adjustments (Note 4)				Pro forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$794	$	$	$	$			$	$		(l	)	$
Restricted cash	—					(a	)			—
Accounts receivable, net	—					(b	)(c)			—
Inventories	—					(d	)			—
Prepaid expenses and other current assets	50									—
Related party receivables	—					(b	)			—
Deferred income taxes	—					(e	)			—

Total current assets	844
Property and equipment	—					(b	)(d)			—
Cash surrender value of life insurance policies	—									—
Intangible assets	—					(d	)			—
Goodwill	—					(d	)			—
Indemnification asset	—					(d	)			—
Other noncurrent assets	—					(d	)			—

Total assets	$844	$	$	$	$			$	$				$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$526	$	$	$	$	(c	)	$		$—			$
Accrued expenses and other current liabilities	219					(b	)(c)			—
Current portion of long-term debt	—					(b	)			—
Current portion of deferred warranty revenue	—					(d	)			—
Related party payables	—					(b	)			—

Total current liabilities	745									—
Deferred warranty revenue, net of current portion	—					(d	)
Long-term debt, less current portion	—					(b	)			—
Acquisition funding	—					(f	)				(m	)
Contingent consideration liability	—					(g	)			—
Reserve for uncertain tax positions	—									—
Deferred income taxes	—					(e	)			—
Other noncurrent liabilities	—									—

Total liabilities	745

Shareholders’ equity:
Fenix common stock	—					(i	)				(n	)
Founding Companies’ capital	—					(h	)			—
Additional paid-in capital	2,895					(i	)				(n	)
Retained earnings (accumulated deficit)	(2,796)					(h	)(j)			—
Accumulated other comprehensive income	—					(h	)			—

Controlling interests equity	99
Noncontrolling interests equity	—					(h	)(k)			—

Total shareholders’ equity	99

Total liabilities and shareholders’ equity	$844	$	$	$	$			$	$				$

See accompanying notes to unaudited pro forma combined financial statements.

Fenix Parts, Inc.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2014

(Dollars in thousands, except per share data)

	Fenix Parts	Beagell Group	Standard	Other Founding Companies (Note 1)	Acquisition Adjustments (Note 5)				Subtotal	Offering Adjustments (Note 5)				Pro forma Combined
Net revenues	$—	$	$	$	$		(o	)(p)	$		$—			$
Cost of goods sold	—						(o	)			—

Gross profit	—										—
Operating expenses	2,796						(q	)			—

Operating income (loss)	(2,796)										—
Interest expense	—						(r	)				(w	)
Other income (expense)	—					—					—

Income (loss) before income taxes	(2,796)
Provision for income taxes	—						(s	)				(x	)

Net income	(2,796)
Income (loss) attributable to noncontrolling interests	—						(t	)			—

Net income (loss) attributable to controlling interests	$(2,796)	$	$	$	$				$	$				$

Basic and diluted earnings (loss) per share	$(2,696.56)

Basic and diluted weighted average shares outstanding	1,037						(u	)				(y	)

See accompanying notes to unaudited pro forma combined financial statements.

Fenix Parts, Inc.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2013

(Dollars in thousands, except per share data)

	Fenix Parts	Beagell Group	Standard	Other Founding Companies (Note 1)	Acquisition Adjustments (Note 5)				Subtotal		Offering Adjustments (Note 5)				Pro forma Combined
Net revenues	$—	$30,114	$31,738	$48,330		$(4,491)	(o	)(p)		$105,691		$—				$105,691
Cost of goods sold	—	19,105	19,714	33,723		(3,836)	(o	)		68,706		—				68,706

Gross profit	—	11,009	12,024	14,607		(655)				36,985		—				36,985
Operating expenses	—	9,258	11,602	13,213			(q	)					(v	)

Operating income (loss)	—	1,751	422	1,394
Interest (expense) income	—	—	—	(84)		182	(r	)		98			(w	)
Other income (expense)	—	(55)	31	40		—				16		—				16

Income (loss) before income taxes	—	1,696	453	1,350
Provision for income taxes	—	279	172	207			(s	)					(x	)

Net income	—	1,417	281	1,143
Income (loss) attributable to noncontrolling interests	—	558	68	316		(942)	(t	)		—		—				—

Net income (loss) attributable to controlling interests	$—	$859	$213	$827	$				$		$				$

Basic and diluted earnings (loss) per share	$—

Basic and diluted weighted average shares outstanding	—						(u	)					(y	)

See accompanying notes to unaudited pro forma combined financial statements.

Fenix Parts, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(Dollars in thousands, except per share data)

(1) Basis of Presentation

The unaudited pro forma combined financial statements present Fenix’s financial position and results of operations as if the Transactions described in Note 2 occurred on September 30, 2014, for purposes of the pro forma combined balance sheet and on January 1, 2013, for purposes of the pro forma combined statements of operations. The unaudited pro forma combined balance sheet includes the actual financial position of Fenix Parts, Inc. (“Fenix”) and each of the Founding Companies (as defined below) as of September 30, 2014. Fenix was founded on January 2, 2014. As such, its actual operating results are included in the pro forma combined statements of operations only since its founding. The actual operating results of each Founding Company are included in the pro forma combined statements of operations for the full periods presented. The pro forma combined financial statements also reflect the assumptions and adjustments described in Notes 3 and 4.

The Founding Companies include Don Automotive Mall, Inc., Gary’s U-Pull It, Inc., Horseheads Automotive Recycling, Inc. (collectively, the “Beagell Group”); Standard Auto Wreckers, Inc., End of Life Vehicles Inc., Goldy Metals Incorporated, Goldy Metals (Ottawa) Incorporated (collectively, “Standard”); and Eiss Brothers, Inc. (“Eiss Brothers”), Green Oak Investments LLC dba GO Auto Recycling (“GO Auto”), Jerry Brown, Ltd. (“Jerry Brown”) and Leesville Auto Wreckers, Inc. (“Leesville” and collectively, the “Other Founding Companies”). For accounting and reporting purposes, Fenix has been identified as the accounting acquirer and Beagell Group and Standard have been identified as accounting co-predecessors to the Company.

Fenix’s significant accounting policies used in the preparation of its unaudited pro forma combined financial statements in accordance with accounting principles generally accepted in the United States of America are substantially the same as those of the Founding Companies.

Fenix Parts, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(Dollars in thousands, except per share data)

The following tables reflect the financial position and results of operations of the Other Founding Companies as of and for the periods indicated below:

As of September 30, 2014
	Eiss Brothers	GO Auto	Jerry Brown	Leesville	Total Other Founding Companies
ASSETS
Current assets:
Cash and cash equivalents	$	$	$	$	$
Accounts receivable, net
Inventories
Prepaid expenses and other current assets
Related party receivables
Deferred income taxes

Total current assets
Property and equipment
Cash surrender value of life insurance policies
Intangible assets
Goodwill
Other

Total assets	$	$	$	$	$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$	$	$	$	$
Accrued expenses and other current liabilities
Current portion of long-term debt
Current portion of deferred warranty revenue
Related party payables

Total current liabilities
Deferred warranty revenue, net of current portion
Long-term debt, less current portion
Reserve for uncertain tax positions
Deferred income taxes
Other noncurrent liabilities

Total liabilities

Shareholders’ equity:
Capital stock
Additional paid-in capital
Retained earnings

Controlling interests equity
Noncontrolling interests equity

Total shareholders’ equity

Total liabilities and shareholders’ equity	$	$	$	$	$

Fenix Parts, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(Dollars in thousands, except per share data)

For the Nine Months Ended September 30, 2014
	Eiss Brothers	GO Auto	Jerry Brown	Leesville	Total Other Founding Companies
Total revenues	$	$	$	$	$
Cost of goods sold

Gross profit
Operating expenses

Operating income
Interest expense
Other income (expense)

Income before income taxes
Provision for income taxes

Net income
Income attributable to noncontrolling interests

Net income (loss) attributable to controlling interests	$	$	$	$	$

	For the Year Ended December 31, 2013
	Eiss Brothers	GO Auto	Jerry Brown	Leesville	Total Other Founding Companies
Total revenues	$10,022	$8,022	$12,084	$18,202	$48,330
Cost of goods sold	7,253	5,587	7,719	13,164	33,723

Gross profit	2,769	2,435	4,365	5,038	14,607
Operating expenses	2,420	2,303	3,671	4,819	13,213

Operating income	349	132	694	219	1,394
Interest expense	(24)	(60)	—	—	(84)
Other income (expense)	23	12	8	(3)	40

Income before income taxes	348	84	702	216	1,350
Provision (benefit) for income taxes	—	—	64	143	207

Net income	348	84	638	73	1,143
Income attributable to noncontrolling interests	17	—	138	161	316

Net income (loss) attributable to controlling interests	$331	$84	$500	$(88)	$827

(2) Description of Transactions

Combinations

Through November 2014, Fenix entered into agreements with the owners of each of the Founding Companies to combine their businesses (the “Combinations”). The aggregate consideration to be paid by Fenix in the Combinations, subject to adjustment and including, among other things, amounts held in escrow, adjustments based on final working capital amounts and amounts payable for the reimbursement of certain capital expenditures by certain Founding Companies, consists of approximately $93.1 million in cash, approximately 2,841,971 million shares of Fenix’s common stock, assuming a public offering price of $10.00 or more, and approximately 1,197,000 million exchangeable preferred shares of Fenix’s subsidiary, Fenix Parts Canada, Inc.,

Fenix Parts, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(Dollars in thousands, except per share data)

assuming a public offering price of $10.00 or more (collectively, the “Combination Consideration”). The cash portion of the Combination Consideration is generally subject to adjustment based upon the Founding Companies’ working capital on the closing date, capital expenditures during the six months preceding the closing of the Combinations and certain other factors. The stock portion of the Combination Consideration is subject to adjustment based on the public offering price in this offering. The Combination Consideration was determined by arms-length negotiations between Fenix and representatives of each Founding Company.

Initial Public Offering:

Fenix is offering             shares of its common stock at an assumed per share price of $        , the midpoint of the range set forth on the cover page of this prospectus. After deducting underwriting discounts and commissions and estimated other offering costs payable by Fenix, Fenix expects to receive net proceeds of $        in this offering. A substantial portion of these proceeds will be used to pay the cash portion of the Combination Consideration due at or near closing.

Common Stock Split:

Immediately prior to the closing of this offering, we will effect a 2,000-for-1 split of its common stock. Pro forma combined shares reflected in the following tables give effect to the stock split.

(3) Combination Consideration and Allocation

The aggregate Combination Consideration to be paid by Fenix to equity holders of the Founding Companies in the Combinations consists of the following:

		Beagell Group		Standard		Eiss Brothers		GO Auto		Jerry Brown		Leesville
Base Fenix share consideration	(a)	$			$—	$		$		$		$
Base Fenix Canada share consideration	(b)		—				—		—		—		—
Base cash consideration	(c)		19,663		30,450		6,137		4,000		6,511		11,728
Working capital and other adjustments	(c)
Incremental inventory payments	(d)		—				—		—				—
Incremental capital expenditure payments	(e)		—		—		—		—		2,300		—
Nonsubstantive consulting fee payments	(f)		890		50		—		—		847		—
Key employee cash bonuses	(g)		—		—		—		—		—		2,575
Incremental off market lease payments	(h)		1,950		(1,670)		(720)		(140)		(190)		(210)
Investment in Founding Company affiliate	(i)		—		—		—		450		—		—
Contingent consideration	(j)		—						—		3,086		—

Total Combination Consideration		$		$		$		$		$		$

Of this aggregate Combination Consideration, $         is expected to be paid in cash on or near the closing date, $         represents stock consideration and $4,093 represents discounted cash payments to be made up to 15 years after the Combinations.

(a)	Represents an aggregate of 2,859,971 common shares of Fenix assuming the public offering price is $10.00 or more per share. For purposes of this table, the per share public offering price is assumed to be $ , the midpoint of the price range set forth on the cover of this prospectus. If the public offering price is $9.00 or less per share, an aggregate 287,499 additional shares of Fenix common stock will be issued as Combination Consideration. A public offering price between $10.00 and $9.00 per share will result in a pro rata increase in the number of Fenix common shares issued as Combination Consideration. At a public offering price of $9.00 per share, the fair value of this share consideration would be $25,875.

Fenix Parts, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(Dollars in thousands, except per share data)

(b)	Represents an aggregate of 1,197,000 exchangeable shares of Fenix’s subsidiary, Fenix Parts Canada, Inc. (“Exchangeable Preferred Shares”) assuming the public offering price of Fenix’s common stock is $10.00 or more per share. For purposes of this table, the per share public offering price is assumed to be $ , the midpoint of the price range set forth on the cover of this prospectus. If the public offering price is $9.00 or less per share, an aggregate 49,445 additional shares of Exchangeable Preferred Shares will be issued as Combination Consideration. A public offering price between $10.00 and $9.00 per share will result in pro rata increase in the number of Exchangeable Preferred Shares issued as Combination Consideration. At a public offering price of $9.00 per share, the fair value of this share consideration would be $8,950.
(c)	The cash component of the Combination Consideration for each Combination is subject to certain adjustments. For each Founding Company other than Standard Auto Wreckers, Inc., the cash component of the Combination Consideration will be (i) reduced by the Founding Company’s indebtedness as of closing (although none is expected), (ii) increased by the Founding Company’s cash and inventory as of closing and (iii) increased by the Founding Company’s capital expenditures during the six months prior to closing. For Standard Auto Wreckers, Inc., the cash component of the Combination Consideration will be reduced by Standard Auto Wreckers, Inc.’s indebtedness as of closing (although none is expected). These estimated adjustments are based on the unaudited Founding Company balance sheets as of September 30, 2014.
(d)	Represents additional consideration for certain excess or specific inventories. This estimated adjustment is based on the unaudited Founding Company inventory listings as of September 30, 2014.
(e)	Represents a construction reimbursement for capital expenditures in connection with a new building Fenix will lease. It is anticipated that the building project will not be completed until after the closing of the Combinations.
(f)	Represents contractual payments to certain equity holders of the Founding Companies and their related parties over the next 1 to 15 years. These equity holders and their related parties will not be employed by Fenix and are not expected to provide any substantive services to Fenix.
(g)	Represents cash bonuses paid at closing to key employees for past service. Certain of these key employees will also receive 244,000 shares of Fenix’s restricted common shares (assuming a public offering price of $10.00 or more) at closing as a bonus; however, these shares will be forfeited over to Leesville’s equity holder if the key employee is terminated within one year of the Combination. As such, the estimated fair value of these shares will be reflected as additional compensation expense after the Combinations.
(h)	In conjunction with the Combinations, Fenix entered into operating facility lease agreements with affiliates of the equity holders, generally variable interest entities that were consolidated into the Founding Companies prior to the Combinations but will not be consolidated by Fenix after the Combinations. Based on preliminary independent valuations of the market rental rates compared to the actual rental rates for these properties, the excess or deficiency is reflected as additional Combination Consideration payable/refundable over the term of the related lease. The effect of discounting these payments at 10% is reflected in the amounts presented.
(i)	Represents the payment of $250 in cash at closing and $200 promissory notes payable over two years for a 5% membership interest in an affiliate of GO Auto. Fenix also received an option to purchase the remaining 95% membership interest.
(j)	Represents the estimated fair value of contingent consideration arrangements with certain Founding Company equity holders. Under these arrangements, the equity holders can earn up to an aggregate of $7,875 in cash, 10,500 shares of Fenix common stock and 252,000 Exchangeable Preferred Shares (both assuming a public offering price of $10.00 or more) plus an uncapped amount of additional cash if certain EBITDA and revenue targets are met over the first or second year period after closing. The fair value is based on preliminary independent valuations considering Fenix’s projections for the relevant Founding Companies, the respective target levels, the relative weighting of various future scenarios and a discount rate of approximately 4.7%.

Fenix Parts, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(Dollars in thousands, except per share data)

Under the acquisition method of accounting, the total purchase price as shown in the table above was allocated to net tangible and intangible assets of the Founding Companies based on their estimated fair values. The allocations are preliminary and subject to change based upon finalization of management’s valuation analysis. Pursuant to the Combination agreements, the equity owners of the Founding Companies or their affiliates have indemnified the Company for certain matters, including reimbursement of certain payments by the Company related to any of the Founding Companies’ uncertain income tax positions existing at or prior to the Combination date. The table below summarizes the purchase price allocation of the assets acquired and liabilities assumed as if the Combinations occurred on September 30, 2014:

	Beagell Group	Standard	Eiss Brothers	GO Auto	Jerry Brown	Leesville
Cash and cash equivalents	$	$	$	$	$	$
Accounts receivable
Inventories
Prepaid expenses and other current assets
Related party receivables
Deferred income taxes
Property and equipment
Cash surrender value of life insurance policies
Intangible assets
Goodwill
Indemnification asset
Other noncurrent assets
Accounts payable
Accrued expenses and other current liabilities
Current portion of long-term debt
Deferred warranty revenue
Related party payables
Long-term debt, less current portion
Reserve for uncertain tax positions
Deferred income taxes
Other noncurrent liabilities

Net assets acquired	$	$	$	$	$	$

The purchase price allocation described above could change materially as Fenix finalizes its assessment of the allocation and the fair value of the net tangible and intangible assets Fenix acquired, some of which are dependent on the completion of valuations being performed by independent valuation specialists.

The table below summarizes the aggregate intangible assets acquired:

	Amount	Weighted average life (years)	Amortization method	Nine months ended September 30, 2014 Amortization	Year ended December 31, 2013 Amortization
Trade names	$5,310	5	Straight line	$797	$1,062
Customer relationships	24,690	15	Accelerated	1,370	1,646
Covenants not to compete	2,170	5	Straight line	326	434

	$32,170			$2,493	$3,142

Fenix Parts, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(Dollars in thousands, except per share data)

(4) Unaudited Pro forma Combined Balance Sheet Adjustments

Acquisition Adjustments:

(a)	Represents cash held in escrow as security for potential cash contingent consideration payments.

(b)	Includes the following aggregate elimination of net assets not acquired or assumed in the Combinations, including net assets of variable interest entities that were not included in the Combinations:

Accounts receivable	$
Related party receivables
Property and equipment
Accrued expenses
Current portion of long-term debt
Related party payables
Long-term debt, less current portion

(c)	Includes the following aggregate elimination of accounts between Founding Companies:

Accounts receivable	$
Accounts payable
Accrued expenses

(d)	Includes the following aggregate adjustments to reflect acquired net assets at their estimated fair values:

Inventories	$
Property and equipment
Intangible assets
Goodwill
Indemnification asset
Option to acquire GO Auto affiliate
Deferred extended warranty revenue

(e)	Represents adjustments of deferred income taxes to reflect (i) the aggregate basis differences of the net assets acquired between financial reporting balances and income tax balances, and (ii) the deferred income tax effect of future Combination-related transaction costs to be expensed for financial reporting purposes.

(f)	Represents the portion of the Combination Consideration to be paid in cash at closing after being raised in this offering.

(g)	Represents the initial fair value estimate of the contingent consideration portion of the Combination Consideration.

(h)	Includes the elimination of the Founding Companies’ historical shareholders’ equity.

(i)	Represents the portion of the Combination Consideration to be issued in Fenix common stock.

(j)	Includes the estimated $ aggregate after income tax Combination-related transaction costs to be incurred after September 30, 2014.

(k)	Includes the portion of the Combination Consideration to be issued in Exchangeable Preferred Shares ($ ).

Fenix Parts, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(Dollars in thousands, except per share data)

Offering Adjustments:

(l)	Represents $ of net cash proceeds from this offering at a public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated related offering expenses, less $ of cash used to fund the cash portion of the Combination Consideration to be paid at closing.

(m)	Represents cash used to fund the portion of the Combination Consideration to be paid at closing.

(n)	Represents net cash proceeds from this offering at a public offering price of $ per share (the midpoint of the price range on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated related offering costs.

(5) Unaudited Pro forma Combined Statements of Operations Adjustments

Acquisition Adjustments:

(o)	Includes the following aggregate elimination of transactions between Founding Companies:

	Nine months ended September 30, 2014	Year ended December 31, 2013
Net revenues	$	$3,836
Cost of goods sold		3,836

(p)	Includes adjustments to extended warranty contracts revenues of $ and $655 due to the fair value adjustment to deferred extended warranty revenues upon the Combinations for the nine month period ended September 30, 2014 and the year ended December 31, 2013, respectively.

(q)	Represents the following aggregate adjustments:

	Nine months ended September 30, 2014		Year ended December 31, 2013
Incremental intangible asset amortization		$2,493		$3,142
Incremental depreciation on acquired property and equipment		317		422
For property not acquired:
Elimination of historical depreciation		(59)		(79)
Rent expense on property under new operating leases		1,895		2,528
Change in fair value of contingent consideration
Elimination of historical Combination transaction costs				—
Compensation related to Leesville share bonuses		—		2,440

	$		$

(r)	Represents the following aggregate adjustments:

	Nine months ended September 30, 2014	Year ended December 31, 2013
Elimination of historical interest expense on indebtedness not assumed in the Combinations	$	$84
Net interest (expense) income related to deferred Combination Consideration payments embedded in off market leases with Founding Company affiliates (10%)		98

	$	$182

Fenix Parts, Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

(Dollars in thousands, except per share data)

(s)	Represents adjustments to provision for income taxes to reflect an assumed 38% effective tax rate for the combined company and to eliminate historical tax provisions of the Founding Companies.

(t)	Represents the elimination of noncontrolling interests in variable interest entities that are no longer consolidated.

(u)	Represents the shares of Fenix common stock to be issued as part of the Combination Consideration.

The unaudited pro forma combined statements of operations do not include the cost of goods sold impact of the adjustment of Combination date inventories to fair value nor any Combination-related transaction costs as neither are considered to have a continuing impact on the combined company.

Offering Adjustments:

(v)	Represents investor expense related to make whole provisions whereby certain of our shareholders are contractually required to deliver Fenix common shares to other of our shareholders if the offering price per share in this offering is below certain thresholds. The amount equals the number of shares required to be transferred times the public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).

(w)	Represents interest expense on indebtedness assumed to be paid off with offering proceeds.

(x)	Represents the income tax effect of reduced interest expense at an assumed 38% effective tax rate for the combined company.

(y)	Represents the common shares assumed to be issued by us in this offering and the aggregate impact of a 2,000-for-1 common stock split.

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

Fenix Parts, Inc.

Miami, Florida

We have audited the accompanying consolidated balance sheet of Fenix Parts, Inc. as of September 30, 2014 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from January 2, 2014 (inception) to September 30, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fenix Parts, Inc. at September 30, 2014, and the results of its operations and its cash flows for the period from January 2, 2014 (inception) to September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the Company is expected to acquire several businesses, contingent upon the completion of an initial public offering of its common stock.

/s/ BDO USA, LLP

Chicago, Illinois

December 4, 2014

Fenix Parts, Inc.

CONSOLIDATED BALANCE SHEET

As of September 30, 2014

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$793,436
Deposit	50,000

Total current assets	843,436

TOTAL ASSETS	$843,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable	$526,112
Accrued expenses and other current liabilities	218,652

Total liabilities	744,764

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, $0.001 par value; 1,250 shares authorized; 1,160 shares issued and outstanding	—
Additional paid-in capital	2,895,000
Accumulated deficit	(2,796,328)

Total shareholders’ equity	98,672

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$843,436

The accompanying notes are an integral part of the consolidated financial statements.

Fenix Parts, Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

For the Period from January 2, 2014 (Inception) to September 30, 2014

Net revenues	$—
Cost of goods sold	—

Gross profit	—
Operating expenses	2,796,328

Loss from operations	(2,796,328)
Provision for income tax	—

Net loss	$(2,796,328)

Basic and diluted loss per share	$(2,696.56)

Weighted average basic and diluted shares outstanding	1,037

The accompanying notes are an integral part of the consolidated financial statements.

Fenix Parts, Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the period from January 2, 2014 (Inception) to September 30, 2014

			Additional paid-in capital		Total shareholders’ equity
	Common Stock			Accumulated deficit
	Shares	Amount
Balance at January 2, 2014	—	$—	$—	$—	$—
Shareholder contributions	1,160	—	2,895,000	—	2,895,000
Net loss	—	—	—	(2,796,328)	(2,796,328)

Balance at September 30, 2014	1,160	$—	$2,895,000	$(2,796,328)	$98,672

The accompanying notes are an integral part of the consolidated financial statements.

Fenix Parts, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from January 2, 2014 (Inception) to September 30, 2014

Cash flows from operating activities
Net loss	$(2,796,328)
Adjustments to reconcile net loss to net cash used in operating activities
Change in assets and liabilities
Deposit	(50,000)
Accounts payable	526,112
Accrued expenses and other current liabilities	218,652

Net cash used in operating activities	(2,101,564)
Cash flows from financing activities
Proceeds of issuance of common stock	2,895,000

Net cash provided by financing activities	2,895,000

Increase in cash and cash equivalents	793,436
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$793,436

The accompanying notes are an integral part of the consolidated financial statements.

Fenix Parts, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Liquidity

Fenix Parts, Inc. (“Fenix”) was founded on January 2, 2014 to acquire and combine companies in the automobile recycling and resale industry. Fenix Parts Canada, Inc. (“Fenix Canada”), a wholly-owned subsidiary of Fenix, was established on September 24, 2014 primarily to facilitate the acquisition and combination of companies in the automobile recycling and resale industry in Canada. Through November 2014, Fenix and Fenix Canada (collectively, the “Company”) have entered into Combination Agreements to acquire (the “Combinations”) eleven corporate entities that operate eight businesses (the “Founding Companies”) The closing of the transactions subject to these agreements is contingent upon, among other things, the closing of a future initial public offering (“IPO”).

Pursuant to the Combination Agreements, the aggregate consideration to be paid by the Company in the Combinations subject to adjustment and including, among other things, amounts held in escrow, amounts payable as bonuses and amounts payable for the reimbursement of certain capital expenditures by certain Founding Companies, consists of approximately $93.1 million in cash, approximately 2.8 million shares of Fenix common stock and approximately 1.2 million exchangeable preferred shares of Fenix Canada (collectively, the “Combination Consideration”). The cash portion of the Combination Consideration is generally subject to adjustment based upon the Founding Companies’ working capital on the closing date, capital expenditures during the six months preceding the closing of the Combinations and certain other factors. The share portion of the Combination Consideration is expressed in the number of shares subsequent to a planned 2,000-for-1 common stock split to occur immediately before the completion of the IPO. Such share consideration is also subject to adjustment based on the public offering price per share in the IPO.

The Company intends to raise the cash portion of the Combination Consideration in its IPO as well as additional funding for installment payments on certain indebtedness expected to be incurred in the Combinations and for general corporate purposes.

The Company, subsequent to the Combinations, will be in the business of auto recycling, which is the recovery and resale of original equipment manufacturer (“OEM”) and aftermarket parts, components and systems, such as engines, transmissions, radiators, trunks, lamps and seats (referred to as “products”) reclaimed from damaged, totaled or low value vehicles. The Company will purchase its vehicles primarily at auto salvage auctions. Upon receipt of vehicles, the Company will inventory and then dismantle the vehicles and sell the recycled components. The Company’s customers will include collision repair shops (body shops), mechanical repair shops, auto dealerships and individual retail customers. The Company will also generate a portion of its revenue from the sale as scrap of the unusable parts and materials and from the sale of extended warranty contracts.

For the period from inception to September 30, 2014, the Company incurred net losses of $2.8 million and used approximately $2.1 million of the $2.9 million of cash raised in private equity offerings through that date. As the Company continues to incur additional costs as described in Note 3, it will likely need to secure additional financing to fund such costs prior to the completion of the planned IPO. There can be no assurances that such financing will be available at terms acceptable to the Company or at all. Absent such additional financing, if needed, management may be unable to execute its plans to complete the IPO and the Combinations.

Through September 30, 2014, the Company has two employees who were not taking salaries. The Company leases office space from a related party on a month-to-month basis for a nominal consideration.

Fenix Parts, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year end is December 31. All significant intercompany transactions and balances between the Company’s entities have been eliminated in consolidation. The results of operations for the period from January 2, 2014 (inception) to September 30, 2014 are not necessarily indicative of the results for the full year.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash equivalents. The majority of cash and cash equivalents are maintained with major financial institutions.

Income Taxes

Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and for tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include historical cumulative losses, the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company’s effective tax rate on future earnings.

The Company recognizes the benefits of uncertain tax positions taken or expected to be taken in tax returns in the provision for income taxes only for those positions that are more likely than not to be realized. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely

Fenix Parts, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. As of September 30, 2014, the Company has not identified any uncertain tax positions. The Company’s policy is to include interest and penalties associated with income tax obligations in income tax expense.

Foreign Currency

The functional currency of Fenix Canada is expected to be the Canadian dollar, although as of September 30, 2014, Fenix Canada had no assets, liabilities or operating activities.

Advertising Expenses

Advertising costs are expensed as incurred and included in operating expenses in the accompanying consolidated statements of operations. Advertising expenses were $13,000 for the period from January 2, 2014 (inception) to September 30, 2014.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average common shares outstanding during the period. Diluted earnings (loss) per share would include the impact of outstanding common share equivalents as if those equivalents were exercised or converted into common shares if such assumed exercise or conversion were dilutive. As of September 30, 2014, the Company had no outstanding common stock equivalents and, as such, diluted earnings (loss) per share is equal to basic earnings (loss) per share.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, to address financial reporting considerations about an entity’s ability to continue as a going concern. As a result, management is now required to determine every interim and annual period whether conditions or events exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued (or are available to be issued, if applicable). ASU 2014-15 is effective for annual periods ending after December 15, 2016 and for interim periods within annual periods beginning after December 15, 2016. The Company does not expect that the application of this ASU to materially impact its consolidated financial statements and related disclosures.

Note 3. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of September 30, 2014, consist of following:

Accounting, consulting and other related fees	$120,000
Legal fees	50,000
Other	48,652

Total accrued expenses and other current liabilities	$218,652

Fenix Parts, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As described in Note 1, through September 30, 2014, the Company’s has focused on arranging for the completion of an IPO and the acquisition of eight businesses. As part of that process, and as provided for in the Combination Agreements, the Company is obligated to fund accounting, auditing and various other costs associated with the Founding Companies’ efforts to provide historical audited financial statements and to meet other requirements associated with the IPO. The majority of the Company’s operating expenses and accrued expenses and other current liabilities relate to these activities.

Note 4. Income Taxes

The Company recorded no net income tax expense or benefit for the period from inception to September 30, 2014. At the Federal statutory rate of 34%, the Company’s $2.8 million loss for that period would have created a Federal tax benefit of approximately $861,500 and a state tax benefit, net of Federal impact, of approximately $266,000. A full valuation allowance was established primarily because the uncertainty of the Company’s future prospects results in it being more likely than not that deferred income tax assets will not be realized.

Note 5. Common Stock

Fenix was formed and initially capitalized in January 2014 by a group of investors, including the chief operating and the chief financial officers, who paid nominal cash consideration for an aggregate of 900 shares of Fenix common stock. In March and April 2014, Fenix issued and sold an aggregate of 201 shares of common stock for a purchase price of $10,000 per share. In September 2014, Fenix issued and sold an aggregate of 59 shares of common stock for a purchase price of $15,000 per share.

The agreements that relate to the common stock sales in March, April and September 2014 include provisions that obligate the holders of the common stock issued in January 2014 to compensate the investors in the later sales if the IPO price of Fenix common stock is less than $10.00 per share (post-stock split). If the IPO price is less than $10.00 per share, the initial investors must transfer an adequate number of their shares to the later investors equal in value to the aggregate difference between the $10,000 and $15,000 purchase prices (pre-stock split) and the IPO price on each Fenix share owned by those later investors. Common stock holders were also granted registration rights.

The stock component of the consideration for each Combination was negotiated on the basis that the public offering price for Fenix’s common stock would be at least $10.00 per share. If the public offering price is $10.00 or more per share, there will not be any adjustment to the stock component of the consideration for each Combination. If the public offering price is less than $10.00 per share but $9.00 or more per share, the number of shares of Fenix’s common stock and Exchangeable Preferred Shares to be issued for the stock component of the consideration will generally be increased to the number of shares determined by (i) multiplying the number of shares otherwise to be issued by $10.00 per share and (ii) dividing the result by the public offering price per share, generally rounding any resulting fractional share up to a whole share.

Note 6. Subsequent Events

The Company has evaluated events subsequent through December 4, 2014, which is the date these consolidated financial statements were issued.

Effective October 1, 2014, the Company’s chief executive officer and chief financial officer have received and have agreed to the terms of employment offer letters which stipulate a base compensation and employment of one year.

The Company plans to effect a 2,000-for-1 common stock split immediately before the closing of the planned IPO. At such time, all share and per share information presented in the Company’s consolidated financial statements will be adjusted to retroactively reflect the common stock split. Additionally, the Company expects to adopt a 2014 Incentive Stock Plan under which it will have the opportunity to grant various forms of equity awards to its officers, directors and employees.

Report of Independent Registered Public Accounting Firm

The Shareholders

The Beagell Group

Binghamton, New York

We have audited the accompanying combined balance sheets of the Beagell Group (entities under common control as described in Note 1) as of December 31, 2013 and 2012 and the related combined statements of operations, shareholders’ equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Beagell Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Beagell Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Beagell Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Beagell Group at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 9, the Beagell Group is expected to be acquired by an unrelated party.

/s/ BDO USA, LLP

Chicago, Illinois

December 4, 2014

Beagell Group

COMBINED BALANCE SHEETS

As of December 31, 2013 and 2012

	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,719,740	$1,768,402
Accounts receivable, net of allowance	1,241,482	1,163,403
Inventories	5,845,472	6,065,586
Prepaid expenses and other current assets	84,816	93,725
Loan receivable	6,173	9,260
Related party receivables	294,400	248,985

Total current assets	9,192,083	9,349,361

PROPERTY AND EQUIPMENT
Land	731,959	731,959
Land improvements	187,183	187,183
Buildings	1,564,293	1,561,417
Vehicles	2,196,632	2,156,991
Machinery and equipment	5,942,554	6,137,140
Leasehold improvements	876,924	878,852
Office furniture and fixtures	309,532	394,967
Accumulated depreciation and amortization	(7,055,152)	(6,543,504)

Property and equipment, net	4,753,925	5,505,005

OTHER NON-CURRENT ASSETS
Cash surrender value of life insurance policies	538,159	467,356
Goodwill	180,000	180,000

Total other non-current assets	718,159	647,356

TOTAL ASSETS	$14,664,167	$15,501,722

The accompanying notes are an integral part of the combined financial statements.

Beagell Group

COMBINED BALANCE SHEETS - CONTINUED

As of December 31, 2013 and 2012

	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$333,551	$456,892
Accrued expenses and other current liabilities	821,691	828,464
Deferred warranty revenue - current	170,545	164,226
Current portion of long-term	7,004	63,851
Short-term note payable	120,675	—

Total current liabilities	1,453,466	1,513,433

NON-CURRENT LIABILITIES
Deferred warranty revenue - long-term	12,038	4,731
Long-term debt, net of current portion	596	7,599
Other non-current liabilities	39,095	51,300
Reserve for uncertain tax positions	1,512,418	1,247,775

Total non-current liabilities	1,564,147	1,311,405

Total liabilities	3,017,613	2,824,838

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, no par value	—	—
Additional paid-in capital	727,973	707,453
Retained earnings	8,578,003	9,811,688

Total Beagell Group shareholders’ equity	9,305,976	10,519,141
Noncontrolling interest	2,340,578	2,157,743

Total shareholders’ equity	11,646,554	12,676,884

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,664,167	$15,501,722

The accompanying notes are an integral part of the combined financial statements.

Beagell Group

COMBINED STATEMENTS OF OPERATIONS

For the years ended December 31, 2013 and 2012

	2013	2012
Net revenues	$30,114,498	$31,076,201
Cost of goods sold	19,105,473	19,366,371

Gross profit	11,009,025	11,709,830
Operating expenses	9,257,628	9,648,570

Income from operations	1,751,397	2,061,260
Interest expense	—	(10,378)
Other (expense) income	(55,201)	47,689

Income before income tax expense	1,696,196	2,098,571
Income tax expense	279,377	405,714

NET INCOME	1,416,819	1,692,857
Net income attributable to noncontrolling interest	558,252	363,638

NET INCOME ATTRIBUTABLE TO BEAGELL GROUP	$858,567	$1,329,219

The accompanying notes are an integral part of the combined financial statements.

Beagell Group

COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2013 and 2012

	Common stock		Additional paid-in capital	Retained earnings	Noncontrolling interest	Total shareholders’ equity

	Shares	Amount
Balance at January 1, 2012	3,388	$—	$686,933	$11,038,436	$1,874,945	$13,600,314
Net income	—	—	—	1,329,219	363,638	1,692,857
Shareholder contributions	12	—	20,520	—	213,000	233,520
Shareholder distributions	—	—	—	(2,555,967)	(293,840)	(2,849,807)

Balance at December 31, 2012	3,400	—	707,453	9,811,688	2,157,743	12,676,884
Net income	—	—	—	858,567	558,252	1,416,819
Shareholder contributions	12	—	20,520	—	—	20,520
Shareholder distributions	—	—	—	(2,092,252)	(375,417)	(2,467,669)

Balance at December 31, 2013	3,412	$—	$727,973	$8,578,003	$2,340,578	$11,646,554

The accompanying notes are an integral part of the combined financial statements.

Beagell Group

COMBINED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net income	$1,416,819	$1,692,857
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	862,939	881,412
Loss (gain) on disposal of property and equipment	42,092	(70,576)
Provision for uncertain tax positions	264,643	379,669
Change in assets and liabilities
Accounts receivable	(78,079)	305,097
Inventories	220,114	(526,272)
Prepaid expenses and other current assets	8,909	(23,493)
Account payable	(123,341)	(73,612)
Accrued expenses and other liabilities	(18,978)	(186,002)
Deferred warranty revenue	13,626	120,311

Net cash provided by operating activities	2,608,744	2,499,391

Cash flows from investing activities
Proceeds from disposal of property and equipment	26,856	128,853
Premium payments on life insurance policies	(70,803)	(38,478)
Issuance of loan and related party receivables	(42,329)	(27,351)
Capital expenditures	(180,807)	(1,384,736)

Net cash used in investing activities	(267,083)	(1,321,712)

Cash flows from financing activities
Payments of debt	(63,850)	(352,019)
Proceeds from debt	120,675	384,289
Shareholder distributions	(2,467,669)	(2,849,807)
Shareholder contributions	20,520	233,520

Net cash used in financing activities	(2,390,324)	(2,584,017)

Decrease in cash and cash equivalents	(48,662)	(1,406,338)
Cash and cash equivalents, beginning of year	1,768,402	3,174,740

Cash and cash equivalents, end of year	$1,719,740	$1,768,402

Supplemental cash flow disclosures
Cash paid for
Income taxes	$7,455	$27,903
Interest	—	10,378

The accompanying notes are an integral part of the combined financial statements.

Beagell Group

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Nature of Operations

The Beagell Group (the “Company”) includes three commonly-controlled companies: Don’s Automotive Mall, Inc. (“Don’s”), Gary’s U-Pull It, Inc. (“Gary’s”) and Horseheads Automotive Recycling, Inc. (“Horseheads”). The Company’s primary business is auto recycling, which is the recovery and resale of original equipment manufacturer (“OEM”) and aftermarket parts, components and systems, such as engines, transmissions, radiators, trunks, lamps and seats (referred to as “products”) reclaimed from damaged, totaled or low value vehicles. The Company purchases its vehicles primarily at auto salvage auctions. Upon receipt of vehicles, the Company inventories and then either a) dismantles the vehicles and sells the recycled components at its full-service facilities or b) allows retail customers to directly dismantle, recover and purchase recycled parts at its self-service facilities. In addition, the Company purchases recycled OEM and related products from third parties for resale and distribution to its customers. The Company’s customers include collision repair shops (body shops), mechanical repair shops, auto dealerships and individual retail customers. The Company also generates a portion of revenue from the sale of scrap of the unusable parts and materials and from the sale of extended warranties.

Don’s sells recycled OEM products through its two full-service dismantling and distribution facilities located in Binghamton, New York and Pennsburg, Pennsylvania. Gary’s and Horseheads sell recycled OEM products through their self-service facilities in Binghamton and Elmira, New York, respectively. Each of the three commonly-controlled companies is a New York corporation.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions and balances between the Company’s three entities have been eliminated in combination. The combined Company represents a single reportable segment.

The combined financial statements include the accounts of D&B Holdings, LLC and BBHC, LLC - the lessors of the premises from which Don’s operates, Beagell Properties, LLC - the lessor of the premises from which Gary’s operates, and Don’s Independent Salvage Company, LLC - the lessor of the premises from which Horseheads operates (collectively, “the Lessors”). Each of the Lessors are substantially owned by the Company’s shareholders. The Company has determined that each of the Lessors are variable interest entities because the holders of the equity investment at risk in these entities do not have the obligation to absorb their expected losses or receive their residual returns. Furthermore, the Company has determined that it is the primary beneficiary of each Lessor because the Company has the power to direct the activities that most significantly impact the Lessors’ economic performance, namely the operation and maintenance of the significant assets of the Lessors. Accordingly, and pursuant to consolidation requirements under GAAP, the Company consolidates the Lessors. All intercompany transactions are eliminated in consolidation. All of the Lessors operating results are attributable to the noncontrolling interests in the Company’s combined statements of operations and all of their shareholders’ equity is reported separately from the Company’s shareholders’ equity in the Company’s combined balance sheets and combined statements of shareholders’ equity.

Use of Estimates

The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the combined financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Beagell Group

NOTES TO COMBINED FINANCIAL STATEMENTS

Revenue Recognition

The Company recognizes revenue from the sale of vehicle replacement products and scrap when they are shipped or picked up by the customers and ownership has transferred, subject to an allowance for estimated returns, discounts and allowances that management estimates based upon historical information. Management analyzes historical returns (often pursuant to standard warranties on the sold products) and allowances activity by comparing the items to the original invoice amounts and dates. The Company uses this information to project returns and allowances on products sold. If actual returns and allowances are higher than the Company’s historical experience, there would be an adverse impact on its operating results in the period of occurrence. The Company has recorded a reserve for estimated returns, discounts and allowances of approximately $148,000 and $136,000 at December 31, 2013, and 2012, respectively, within accrued expenses and other current liabilities.

The Company presents taxes assessed by governmental authorities collected from customers on a net basis. Therefore, the taxes are excluded from revenue on the combined statements of operations and are shown as a current liability on the combined balance sheets until remitted. Revenue also includes amounts billed to customers for shipping and handling.

Revenue from the sale of separately priced extended warranty contracts is reported as deferred revenue and recognized ratably over the term of the contracts. Revenue from such extended warranty contracts was approximately $280,000 and $108,000 for the years ended December 31, 2013 and 2012, respectively.

Cost of Goods Sold

Cost of goods sold primarily includes a) amounts paid for the purchase of vehicles, scrap, parts for resale and related products, b) related auction, storage and towing fees, and c) other costs of procurement and dismantling, primarily labor and overhead allocable to dismantling operations.

Operating Expenses

Operating expenses are primarily composed of a) salaries and benefits of employees that are not related to the procurement and dismantling of vehicles, b) facility costs such as rent, utilities, insurance, repairs and taxes not allocated to dismantling operations, c) selling and marketing costs, d) costs to distribute the Company’s products and scrap and e) other general and administrative costs.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to customers after a review of each customer’s credit history. The Company recorded a reserve for uncollectible accounts of approximately $1,000 and $2,000 as of December 31, 2013 and 2012, respectively. The reserve is based upon management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable and historical experience. Receivables are written off once collection efforts have been exhausted. Recoveries of accounts receivable previously written off are recorded when received.

Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The majority of cash and cash equivalents are

Beagell Group

NOTES TO COMBINED FINANCIAL STATEMENTS

maintained with several major financial institutions. The Company maintains its cash in bank deposit accounts which, at times, may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts. Concentrations of credit risk with respect to accounts receivable are limited because a large number of customers make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

The Company primarily obtains its recycled OEM and related products from damaged, totaled or low value vehicles purchased at salvage auto auctions. For 2013 and 2012, substantially all of the vehicles purchased by the Company for dismantling were acquired at auctions run by two salvage auto auction companies.

Inventories

Inventories consist entirely of recycled OEM and aftermarket products, including car hulls and other materials that will be sold as scrap. Inventory costs are established based upon the price the Company pays for a vehicle, including auction, storage and towing fees, as well as expenditures for buying and dismantling vehicles. After dismantling, the cost assigned to the salvaged parts and scrap is determined using the average cost of sales percentage at the Company and applying that percentage to the Company’s inventory at expected selling prices. The average cost to sales percentage is derived from the Company’s historical vehicle profitability for salvage vehicles purchased at auction or procured from other sources. With respect to self-service inventories, costs are established by calculating the average sales price per vehicle, including its scrap value and part value, applied to the total vehicles on-hand.

For all inventories, carrying value is recorded at the lower of cost or market and is reduced to reflect the age of the products and current anticipated demand. If actual demand differs from the Company’s estimates, additional reductions to inventory carrying value would be necessary in the period such determination is made.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the useful life of an asset are capitalized. As property and equipment are sold or retired, the applicable cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss thereon is recognized. Depreciation and amortization expense is calculated using the straight-line method over the estimated useful lives. Depreciation and amortization expense totaled approximately $863,000 and $881,000 for the years ended December 31, 2013 and 2012, respectively. Approximately $1,458,000 and $1,476,000 of property and equipment, net of accumulated depreciation and amortization, was held by the Lessors as of December 31, 2013 and 2012, respectively.

Estimated useful lives are as follows:

Land improvements	15 years
Buildings	39 years
Vehicles	5 years
Machinery and equipment	3-10 years
Leasehold improvements	10-15 years or term of lease, if shorter
Office furniture and fixtures	7 years

The Company evaluates the recoverability of the carrying amount of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable based on an analysis of undiscounted cash flows. There were no such events or changes in the years ended December 31, 2013 or 2012.

Beagell Group

NOTES TO COMBINED FINANCIAL STATEMENTS

Cash Surrender Value of Life Insurance Policies

The Company pays the premiums for whole life insurance policies for certain shareholders and key employees. If the Company is the named beneficiary on the policy, it records the premium payments as expenses offset by the increase in cash surrender value of the related policy. If the Company is not the named beneficiary, the premiums are recorded as related party receivables until recouped from the shareholder or employee. As of December 31, 2013 and 2012, the Company had cash surrender value balances of approximately $538,000 and $467,000, respectively, and related party receivables of approximately $294,000 and $249,000, respectively. The related party receivables have no stated repayment provisions.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company is required to perform an annual impairment review, and more frequently under certain circumstances. Under the qualitative goodwill impairment assessment standard, management evaluates whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If it is determined that it is more likely than not, the Company proceeds with the next step of the impairment test, which compares the fair value of the reporting unit to its carrying value. If the Company determines through the impairment process that goodwill has been impaired, the Company will record the impairment charge in its results of operations. The Company has elected to perform its annual evaluation of impairment as of December 31. There were no impairment charges related to goodwill for the years ended December 31, 2013 and 2012.

Income Taxes

Each of the three commonly-controlled companies has elected to operate under Subchapter S of the Internal Revenue Code. Accordingly, the shareholders report their share of the Company’s federal and most state’s taxable income or loss on their respective individual income tax returns. The Lessors are taxed as partnerships and therefore no provision for federal and state corporate taxes are recorded for the Lessors.

The Company recognizes the benefits of uncertain tax positions taken or expected to be taken in tax returns in the provision for income taxes only for those positions that are more likely than not to be realized. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company’s policy is to include interest and penalties associated with income tax obligations in income tax expense.

Advertising Expenses

Advertising costs are expensed as incurred and included in operating expenses in the accompanying combined statements of operations. Advertising expenses were approximately $449,000 and $520,000 for the years ended December 31, 2013 and 2012, respectively.

Beagell Group

NOTES TO COMBINED FINANCIAL STATEMENTS

Fair Value Measurements

Fair value of financial assets and liabilities are defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market at the measurement date (exit price). The Company is required to classify fair value measurements in one of the following categories:

•	Level 1 - inputs which are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 - inputs which are defined as inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs are defined as unobservable inputs for the assets or liabilities. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Certain assets and liabilities are required to be recorded at fair value on either a recurring or non-recurring basis; however, the Company has no assets or liabilities that require recurring fair value measurements. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company’s debt is carried at cost and approximates fair value due to its variable or fixed interest rates, which are consistent with the interest rates in the market.

The Company may be required, on a non-recurring basis, to adjust the carrying value of the Company’s property and equipment and goodwill. When necessary, these valuations are determined by the Company using Level 3 inputs. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist. There have been no indicators of impairment during 2013 or 2012.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends FASB Accounting Standards Codification (“ASC”) Topic 205, Presentation of Financial Statements, and FASB ASC Topic 360, Property, Plant, and Equipment. This standard amends the definition of a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This guidance is effective on a prospective basis for annual periods beginning on or after December 15, 2014. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. The Company expects to adopt this standard on a prospective basis beginning January 1, 2015. Adoption is not expected to have a material impact on the Company’s combined financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The guidance in this update supersedes nearly all existing revenue recognition guidance under U.S. GAAP and creates a single,

Beagell Group

NOTES TO COMBINED FINANCIAL STATEMENTS

principle-based revenue recognition framework that is codified in a new FASB ASC Topic 606. The core principle of this guidance is for the recognition of revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new revenue standard is effective for public entities’ annual reporting periods beginning after December 15, 2016, and interim periods within those years. Early adoption is not permitted. The new standard allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the transition method that will be elected and the potential effects of the adoption of the new standard on the Company combined financial statements.

In August 2014, the FASB issued ASU No. 2014-15 which amends ASC Topic 205, Presentation of Financial Statements, to describe management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. This guidance will be effective for the Company’s fiscal year ended December 31, 2016. The Company does not expect adoption of this ASU to have a material impact on its combined financial statements.

Note 3. Accrued Expenses and Other Current Liabilities

The components of accrued expenses and other current liabilities are as follows:

	December 31,
	2013	2012
Accrued salaries and employee benefits	$561,939	$596,503
Reserve for returns, discounts and allowances	147,580	136,345
Sales taxes payable	48,004	37,725
Other liabilities	64,168	57,891

	$821,691	$828,464

Note 4. Debt

During 2013, the Company borrowed $120,675 from two of its shareholders. The loan did not bear interest and was paid in full in June 2014.

The Company has a line of credit with a financial institution which provides for a maximum borrowing of $500,000, of which no amounts were outstanding as of December 31, 2013 and 2012. Interest on borrowings is to be calculated at 0.5% above the prime rate, which was 3.25% at December 31, 2013 and 2012. Subsequent to December 31, 2013, the Company renewed the line of credit.

Additionally, the Company has two other loans secured by certain equipment purchased with the related proceeds. These loans do not bear interest and are not subject to any financial covenants. Outstanding balances were approximately $8,000 and $71,000 as of December 31, 2013 and 2012, respectively, and mature mostly in 2014.

The Company has a letter of credit facility with a financial institution in the amount of $30,000 at December 31, 2013 and 2012. The letter of credit supports an insurance policy and is scheduled to expire on December 31, 2014.

Beagell Group

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 5. Commitments and Contingencies

Operating Leases

The Company is obligated under a non-cancelable operating lease for corporate office space, warehouse and distribution facilities. The facilities are owned by certain shareholders of the Company. Rental expense for the operating lease was approximately $144,000 during each of the years ended December 31, 2013 and 2012. As of December 31, 2013, the Company has future minimum lease payments of $144,000 under this lease. The lease terminates on December 31, 2014.

Environmental and Related Contingencies

The Company is subject to a variety of environmental and pollution control laws and regulations incident to the ordinary course of business. The Company currently expects that the resolution of any potential contingencies arising from compliance with these laws and regulations will not materially affect the Company’s financial position, results of operations or cash flows.

Note 6. Income Taxes

As described in Note 2, each of the Company’s commonly-controlled entities has elected to operate under Subchapter S of the Internal Revenue Code. The Company’s primary uncertain tax position arises from uncertainties regarding the continued qualifications of one of the entities for that Subchapter S election. It is reasonably possible that the amount of benefits from this uncertain tax position will significantly increase or decrease in the next twelve months; however, no estimate of the range of the amount of the increase or decrease can be readily made.

A reconciliation of the beginning and ending amount of reserves for uncertain tax positions is as follows:

	2013	2012
Balance at January 1	$1,018,846	$731,306
Additions based on tax positions related to the current year	180,612	287,540

Balance at December 31	$1,199,458	$1,018,846

In addition to the uncertain tax positions included in the table above, the Company has other uncertain tax positions related to the timing of certain deductions for income tax purposes. The related basis differences caused by this timing of deductions for income tax purposes and the timing of expense recognition for financial reporting purposes are reported by the Company’s equity holders. However, interest and penalties are separately recorded for all uncertain tax positions as part of income tax expense and amounted to approximately $84,000 and $92,000 for the years ended December 31, 2013 and 2012, respectively. The Company had accumulated interest and penalties of approximately $313,000 and $229,000 as of December 31, 2013 and 2012, respectively, which are included in the reserve for uncertain tax positions on the combined balance sheets.

The Company is generally no longer subject to examination in primary tax jurisdictions for tax years through 2010. The Company is not currently subject to any audits or examinations.

Note 7. Employee Benefit Plans

The Company provides a defined contribution plan covering eligible employees, which includes a matching contribution. Matching Company contributions to this plan were approximately $392,000 and $372,000 for the years ended December 31, 2013 and 2012, respectively.

Beagell Group

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 8. Common Stock

The capital structure of the combined entities as of December 31, 2013, is as follows:

	Common shares, no par value		Additional paid-in capital
	Authorized	Issued
Don’s	5,000	1,200	$524,005
Gary’s	3,000	2,092	163,968
Horsehead’s	200	120	40,000

			$727,973

In each of 2013 and 2012, the shareholders of Gary’s contributed $20,520 for an additional 12 shares of common stock.

Note 9. Subsequent Events

For the audited combined financial statements as of December 31, 2013 and 2012, the Company has evaluated subsequent events through December 4, 2014, which is the date the combined financial statements were available to be issued. All subsequent events requiring recognition or disclosure have been incorporated into these financial statements.

The shareholders of each of the commonly-controlled companies entered into agreements with Fenix Parts, Inc. (“Fenix”) during August 2014 under which Fenix will acquire 100% of their common stock for cash and Fenix common stock, contingent on, among other things, the closing of an initial public offering of that common stock. The acquisition will not include the capital stock of any of the Lessors.

[Placeholder for September 30, 2014 and September 30, 2013

Financial Statements]

Report of Independent Registered Public Accounting Firm

The Shareholders

Standard

Toronto, Ontario

We have audited the accompanying combined balance sheets of Standard (entities under common control as described in Note 1) as of December 31, 2013 and 2012 and the related combined statements of operations, shareholders’ equity, and cash flows for the years then ended. These combined financial statements are the responsibility of Standard’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. Standard is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Standard’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Standard at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 9, Standard is expected to be acquired by an unrelated party.

/s/ BDO USA, LLP

Chicago, Illinois

December 4, 2014

Standard

COMBINED BALANCE SHEETS

As of December 31, 2013 and 2012

	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,901,613	$5,055,671
Accounts receivable, net of allowance	1,291,561	1,393,164
Inventories	10,542,985	10,068,831
Prepaid expenses and other current assets	212,595	83,627
Related-party receivables	212,430	189,055

Total current assets	14,161,184	16,790,348

PROPERTY AND EQUIPMENT
Land and improvements	1,000,681	108,326
Buildings and improvements	1,923,534	1,504,933
Office equipment	1,392,037	1,402,569
Vehicles, trailers and yard equipment	6,095,725	4,891,958
Leasehold improvements	875,681	921,809
Accumulated depreciation and amortization	(5,287,455)	(4,872,540)

Property and equipment, net	6,000,203	3,957,055

OTHER NON-CURRENT ASSETS
Goodwill	394,990	—
Deferred income taxes	83,120	—
Other non-current assets	30,064	29,002

Total non-current assets	508,174	29,002

TOTAL ASSETS	$20,669,561	$20,776,405

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$536,373	$430,832
Accrued expenses and other current liabilities	2,103,373	2,403,818
Deferred warranty revenue	240,632	249,443
Deferred income taxes	1,161,319	1,474,583
Related-party payables	524,965	524,965

Total current liabilities	4,566,662	5,083,641

DEFERRED INCOME TAXES	70,668	215,486

DEFERRED WARRANTY REVENUE, NET OF CURRENT PORTION	219,981	249,954

RESERVE FOR UNCERTAIN TAX POSITIONS	325,926	173,855

Total liabilities	5,183,237	5,722,936

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Common stock, no par value	—	—
Additional paid-in capital	5,058,040	4,208,559
Retained earnings	8,881,011	8,668,540
Accumulated other comprehensive income	904,609	1,602,161

Total Standard shareholders’ equity	14,843,660	14,479,260

Noncontrolling interest	642,664	574,209

Total shareholders’ equity	15,486,324	15,053,469

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,669,561	$20,776,405

The accompanying notes are an integral part of the combined financial statements.

Standard

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2013 and 2012

	2013	2012
Net revenues	$31,737,800	$31,036,982

Cost of goods sold	19,713,472	20,242,794

Gross profit	12,024,328	10,794,188

Operating expenses	11,602,249	10,377,259

Income from operations	422,079	416,929

Other income (expense)	30,647	(660)

Income before income tax provision	452,726	416,269

Income tax provision	(171,800)	(111,715)

Net income	280,926	304,554

Net income attributable to noncontrolling interest	68,455	60,687

Net income attributable to Standard	$212,471	$243,867

Net income	$280,926	$304,554
Foreign currency translation adjustments	(697,552)	196,199

Net comprehensive (loss) income	(416,626)	500,753
Net comprehensive income attributable to noncontrolling interest	68,455	60,687

Net comprehensive (loss) income attributable to Standard	$(485,081)	$440,066

The accompanying notes are an integral part of the combined financial statements.

Standard

COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2013 and 2012

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total shareholders’ equity
	Shares	Amount
Balance at January 1, 2012	10,400	$—	$4,208,559	$8,424,673	$1,405,962	$513,522	$14,552,716
Net income	—	—	—	243,867	—	60,687	304,554
Foreign currency translation adjustments	—	—	—	—	196,199	—	196,199

Balance at December 31, 2012	10,400	—	4,208,559	8,668,540	1,602,161	574,209	15,053,469
Net income	—	—	—	212,471	—	68,455	280,926
Capitalization of Goldy Metals Ottawa	100	—	248,873	—	—	—	248,873
Shareholder contributions	—	—	600,608	—	—	—	600,608
Foreign currency translation adjustments	—	—	—	—	(697,552)	—	(697,552)

Balance at December 31, 2013	10,500	$—	$5,058,040	$8,881,011	$904,609	$642,664	$15,486,324

The accompanying notes are an integral part of these statements.

Standard

COMBINED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:
Net income	$280,926	$304,554
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization expense	917,945	735,762
Deferred income tax benefit	(510,272)	(698,538)
Provision for uncertain tax positions	153,291	100,859
(Gain) loss on disposal of property and equipment	(16,816)	5,303

Change in assets and liabilities
Accounts receivable	23,629	41,175
Inventories	(468,042)	1,295,391
Prepaid expenses and other current assets	(123,663)	338,531
Accounts payable	127,914	(151,218)
Accrued expenses and other current liabilities	465,270	(219,206)

Net cash provided by (used in) operating activities	(850,182)	1,752,613

Cash flows from investing activities
Capital expenditures	(891,724)	(131,808)
Business acquisition, net of cash acquired	(2,931,000)	—

Net cash used in investing activities	(3,822,724)	(131,808)

Cash flows from financing activities
Capitalization of Goldy Metals Ottawa	248,873	—

Net cash provided by financing activities	248,873	—

Effect of foreign exchange fluctuations on cash	(430,389)	46,894

Net (decrease) increase in cash and cash equivalents	(3,154,058)	1,667,699

Cash and cash equivalents, beginning of year	5,055,671	3,387,972

Cash and cash equivalents, end of year	$1,901,613	$5,055,671

Supplemental cash flow disclosure
Cash paid for income taxes	$815,733	$238,209

The accompanying notes are an integral part of the combined financial statements.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Nature of Operations

Standard (the “Company”) includes four commonly-controlled companies: Standard Auto Wreckers, Inc. (“Standard Auto”), End of Life Vehicles Inc. (“End of Life Vehicles”), Goldy Metals (Ottawa) Incorporated (“Goldy Metals Ottawa”) and Goldy Metals Incorporated (“Goldy Metals Toronto”). The Company’s primary business is auto recycling, which is the recovery and resale of original equipment manufacturer (“OEM”) and aftermarket parts, components and systems, such as engines, transmissions, radiators, trunks, lights and seats (referred to as “products”) reclaimed from damaged, totaled or low value vehicles. The Company purchases its vehicles primarily at auto salvage auctions. Upon receipt of vehicles, the Company inventories and then a) dismantles the vehicles and sells the recycled components at its full-service facilities or b) allows retail customers to directly dismantle, recover and purchase recycled parts at its self-service facilities. In addition, the Company purchases recycled OEM parts and related products from third parties for resale and distribution to its customers. The Company’s customers include collision repair shops (body shops), mechanical repair shops, auto dealerships and individual retail customers. The Company also generates a portion of revenue from the sale as scrap of the unusable parts and materials and from the sale of extended warranty contracts.

Standard Auto is incorporated in New York. End of Life Vehicles, Goldy Metals Ottawa and Goldy Metals Toronto all operate in Canada and are incorporated in the Province of Ontario. Collectively, the Company has three full-service dismantling and distribution facilities located in Niagara Falls, New York; Scarborough, Ontario; and Ottawa, Ontario. Both the Scarborough and Ottawa facilities run self-service operations adjacent to the full-service operations. End of Life Vehicles is a website based solution for individuals to arrange for an environmentally responsible disposal of their vehicle.

Note 2. Summary of Significant Accounting Policies

Basis of Preparation

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions and balances between the Company’s four entities have been eliminated in combination. The combined Company represents a single reportable segment.

The combined financial statements include the accounts of Dalana Realty, Inc. (“Dalana Realty”), the lessor of the premises from which Standard Auto operates. Dalana Realty and Standard Auto share common ownership. The Company has determined that Dalana Realty is a variable interest entity because the holders of the equity investment at risk in Dalana Realty do not have the obligation to absorb its expected losses or receive its residual returns. Furthermore, the Company has determined that Standard Auto is primary beneficiary of Dalana Realty because Standard Auto has the power to direct the activities that most significantly impact Dalana Realty’s economic performance, namely the operation and maintenance of the significant assets of Dalana Realty. Accordingly, and pursuant to consolidation requirements under GAAP, the Company consolidates Dalana Realty. All intercompany transactions are eliminated in consolidation. All of Dalana Realty’s operating results are attributable to the noncontrolling interest in the Company’s combined statements of operations and all of its shareholder’s equity is reported separately from the Company’s shareholders’ equity in the Company’s combined balance sheets and statements of shareholders’ equity.

In April 2014, Standard Auto Wreckers (Port Hope), Inc. (“Port Hope”), an Ontario corporation, was formed by one of the Company’s shareholders to hold new property to be used as a full-service dismantling and distribution facility in Port Hope, Ontario, to replace the Goldy Metals Toronto’s full-service operations which were not restarted after a fire at the facility in March 2014.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

Foreign Currency

The assets and liabilities of End of Life Vehicles, Goldy Metals Ottawa and Goldy Metals Toronto, whose functional currency is the Canadian dollar, are translated into US dollars at period-end exchange rates prior to combination. Income and expense items are translated at the average rates of exchange prevailing during the period. The adjustments resulting from translating the Company’s financial statements are reflected as a component of accumulated other comprehensive income within shareholders’ equity. Foreign currency transaction gains and losses are recognized in net earnings based on differences between foreign exchange rates on the transaction date and the settlement date. Transaction gains (losses) were $201,000 and ($96,000) in 2013 and 2012, respectively, and are included in operating expenses on the consolidated statements of operations.

Use of Estimates

The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of vehicle replacement products and scrap when they are shipped or picked up by the customers and ownership has transferred, subject to an allowance for estimated returns, discounts and allowances that management estimates based upon historical information. Management analyzes historical returns (often pursuant to standard warranties on the sold products) and allowances activity by comparing the items to the original invoice amounts and dates. The Company uses this information to project returns and allowances on products sold. If actual returns and allowances are higher than the Company’s historical experience, there would be an adverse impact on its operating results in the period of occurrence. The Company has recorded a reserve for estimated returns, discounts and allowances of approximately $248,000 and $196,000 at December 31, 2013 and 2012, respectively, within accrued expenses and other current liabilities.

The Company presents taxes assessed by governmental authorities collected from customers on a net basis. Therefore, the taxes are excluded from revenue on the combined statements of operations and are shown as current liabilities on the combined balance sheets until remitted. Revenue also includes amounts billed to customers for shipping and handling.

Revenue from the sale of separately priced extended warranty contracts is reported as deferred revenue and recognized ratably over the term of the contracts or over five years for life-time warranties. Revenue from such extended warranty contracts was approximately $371,000 and $465,000 for the years ended December 31, 2013 and 2012, respectively.

Net revenues of approximately $26,958,000 and $25,913,000 were reported by the Company’s Canadian entities for the years ended December 31, 2013 and 2012, respectively.

Cost of Goods Sold

Cost of goods sold primarily includes a) amounts paid for the purchase of vehicles and parts for resale, b) related auction, storage and towing fees, and c) other costs of procurement and dismantling, primarily labor and overhead allocable to dismantling operations.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

Operating Expenses

Operating expenses are primarily composed of a) salaries and benefits of employees that are not related to the procurement and dismantling of vehicles, b) facility costs such as rent, utilities, insurance, repairs and taxes not allocated to dismantling operations, c) selling and marketing costs, d) costs to distribute products and scrap and e) other general and administrative costs.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to customers after a review of each customer’s credit history. The Company recorded a reserve for uncollectible accounts of approximately $19,000 and $22,000 at December 31, 2013 and 2012, respectively. The reserve is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable and historical experience. Receivables are written off once collections efforts have been exhausted. Recoveries of accounts receivable previously written off are recorded when received.

Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The majority of cash and cash equivalents are maintained with major financial institutions. The Company maintains its cash in bank deposit accounts which, at times, may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts. Concentrations of credit risk with respect to accounts receivable are limited because a large number of customers make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

The Company obtains its recycled OEM and related products from damaged, totaled or low value vehicles purchased at salvage auto auctions. For 2013 and 2012, substantially all of the vehicles purchased by the Company for dismantling were acquired at auctions run by two salvage auto auction companies.

Inventories

Inventories consist entirely of recycled OEM and aftermarket products, including car hulls and other materials that will be sold as scrap. Inventory costs are established based upon the price the Company pays for a vehicle, including auction, storage and towing fees, as well as expenditures for buying and dismantling vehicles. After dismantling, the cost assigned to the salvage parts and scrap is determined using the average cost to sales percentage at the Company and applying that percentage to the Company’s inventory at expected selling prices. The average cost to sales percentage is derived from the Company’s historical vehicle profitability for salvage vehicles purchased at auction or procured from other sources. With respect to self-service inventories, costs are established by calculating the average sales price per vehicle, including its scrap value and part value, applied to the total vehicles on-hand.

For all inventories, carrying value is recorded at the lower of cost or market and is reduced to reflect the age of the product and current anticipated demand. If actual demand differs from the Company’s estimates, additional reductions to inventory carrying value would be necessary in the period such determination is made.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged against operations as incurred. Renewals and betterments that materially extend the useful life of an asset are capitalized. As property and equipment are sold or retired, the applicable cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss thereon is recognized. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives. Depreciation and amortization totaled approximately $918,000 and $736,000 for the years ended December 31, 2013 and 2012, respectively. Approximately $455,000 and $472,000 of property and equipment, net of accumulated depreciation and amortization, was held by Dalana Realty as of December 31, 2013 and 2012, respectively. Approximately $5,015,000 and $2,792,000 of property and equipment, net of accumulated depreciation and amortization, was held by the Company’s Canadian entities as of December 31, 2013 and 2012, respectively.

Estimated useful lives are as follows:

Buildings	39 years
Building and Land improvements	15 years
Office equipment	3 - 10 years
Vehicles, trailers and yard equipment	5 - 10 years
Leasehold improvements	10 -15 years or life of lease, if shorter

The Company evaluates the recoverability of the carrying amount of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable based on an analysis of undiscounted cash flows. There were no such events or changes in the years ended December 31, 2013 or 2012.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company is required to perform an annual impairment review, and more frequently under certain circumstances. Under the qualitative goodwill impairment assessment standard, management evaluates whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If it is determined that it is more likely than not, the Company proceeds with the next step of the impairment test, which compares the fair value of the reporting unit to its carrying value. If the Company determines through the impairment process that goodwill has been impaired, the Company will record the impairment charge in its results of operations. The Company has elected to perform its annual evaluation of impairment as of December 31. There were no impairment charges related to goodwill for the year ended December 31, 2013.

Income Taxes

Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and for tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include historical cumulative losses, the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company’s effective tax rate on future earnings.

The Company recognizes the benefits of uncertain tax positions taken or expected to be taken in tax returns in the provision for income taxes only for those positions that are more likely than not to be realized. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company policy is to include interest and penalties associated with income tax obligations in income tax expense.

Advertising Expenses

Advertising costs are expensed as incurred and included in operating expenses in the accompanying combined statements of operations. Advertising expenses were approximately $319,000 and $272,000 for the years ended December 31, 2013 and 2012, respectively.

Fair Value Measurements

Fair value of financial assets and liabilities are defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market at the measurement date (exit price). The Company is required to classify fair value measurements in one of the following categories:

•	Level 1 - inputs which are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 - inputs which are defined as inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs are defined as unobservable inputs for the assets or liabilities. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Certain assets and liabilities are required to be recorded at fair value on either a recurring or non-recurring basis; however, the Company has no assets or liabilities that require recurring fair value measurements. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

The Company’s combined financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company’s debt and related party receivables are carried at cost which approximates fair value due to their variable or fixed interest rates, which are consistent with the interest rates in the market.

The Company may be required, on a non-recurring basis, to adjust the carrying value of its property and equipment or goodwill. When necessary, these valuations may be determined by the Company using Level 3 inputs. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist. There have been no indicators of impairment during 2013 or 2012.

Recent Adopted Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, which amends FASB Accounting Standards Codification (“ASC”) Topic 205, Presentation of Financial Statements, and FASB ASC Topic 360, Property, Plant, and Equipment. This standard amends the definition of a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This guidance is effective on a prospective basis for annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. The Company expects to adopt this standard on a prospective basis beginning January 1, 2015. Adoption is not expected to have a material impact on the Company’s combined financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The guidance in this update supersedes nearly all existing revenue recognition guidance under U.S. GAAP and creates a single, principle-based revenue recognition framework that is codified in a new FASB ASC Topic 606. The core principle of this guidance is for the recognition of revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new revenue standard is effective for nonpublic entities’ annual reporting periods beginning after December 15, 2016, and interim periods within those years. Early adoption is not permitted. The new standard allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the transition method that will be elected and the potential effects of the adoption of the new standard on the Company’s combined financial statements.

In August 2014, the FASB issued ASU No. 2014-15, which amends ASC Topic 205, Presentation of Financial Statements, to describe management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. This guidance will be effective for the Company’s fiscal year ended December 31, 2016. The Company does not expect adoption of this ASU to have a material impact on its combined financial statements.

Note 3. Business Combinations

In March 2013, Goldy Metals Ottawa acquired certain operations of Union Auto Parts (1997) Ltd. (“Union Auto”), an unrelated party, for a purchase price of CAD $2.91 million (or approximately US$2.93 million). Other than approximately $200,000 of certain inventories, the acquired net assets included approximately $2.24 million of land, buildings and equipment and no liabilities, resulting in approximately $488,000 of deductible goodwill.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

Goldy Metals Ottawa did not incur material transaction expenses related to this acquisition. Goldy Metals Ottawa acquired Union Auto to obtain a strategically attractive location in Ottawa, Ontario and to complement other Standard operations. Since the acquisition date, goodwill has decreased in U.S. dollars by $93,000 due to foreign currency translation adjustments to the December 31, 2013 balance of approximately $395,000.

In August 2013, one of the Company’s shareholders formed Standard Auto Wreckers (Cornwall) Inc. (“Cornwall”), an Ontario corporation, to acquire property located in Cornwall, Ontario to allow for future expansion of the Goldy Metals Ottawa operations.

Note 4. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2013 and 2012, consist of the following:

	December 31,
	2013	2012
Accrued salaries and employee costs	$142,859	$127,134
Reserve for returns, discounts and allowances	248,667	196,468
Income taxes payable	325,370	698,962
Management fees payable	981,593	1,128,276
Other liabilities	404,884	252,978

	$2,103,373	$2,403,818

Note 5. Commitments and Contingencies

Leases

Goldy Metals Toronto pays rent to one of the shareholders under a month to month lease agreement. Lease expense under this operating lease was approximately $72,000 for each of the years ended December 31, 2013 and 2012.

Litigation and Related Contingencies

The Company is subject to a variety of environmental and pollution control laws and regulations incident to the ordinary course of business. As of December 31, 2013 and 2012, the Company had approximately CAD $94,000 accrued related to an environmental matter for causing or permitting an oil spill which polluted a nearby creek at the Goldy Metals Toronto location. This CAD $94,000 settlement was paid in 2014. The Company currently expects that the resolution of any other contingencies arising from compliance with these laws and regulations will not materially affect its combined financial position, results of operations or cash flows.

The Province of Ontario has filed a civil lawsuit against Goldy Metals Toronto and the owner of the land on which the facility is located claiming damages of CAD $10.5 million plus pre- and post-judgment interest and court costs, for alleged historical and spill-related contamination and property encroachment damage. The lawsuit is currently in the pre-discovery stage and no accrual has been recorded.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 6. Income Taxes

The provision (benefit) for income taxes consists of the following components:

	Year ended December 31,
	2013	2012
Current
Domestic	$336,960	$274,723
Foreign	345,112	535,530

Total current	682,072	810,253
Deferred
Domestic	(342,880)	(593,312)
Foreign	(167,392)	(105,226)

Total deferred	(510,272)	(698,538)

Income tax provision	$171,800	$111,715

Income taxes have been based on the following components of income (loss) before provision for income taxes:

	Year ended December 31,
	2013	2012
Domestic	$(409,567)	$(1,086,799)
Foreign	862,293	1,503,070

	$452,726	$416,269

The U.S. federal statutory rate is reconciled to the effective tax rate as follows:

	Year ended December 31,
	2013	2012
U.S. federal statutory rate	34%	34%
State income taxes, net of state credits and federal tax impact	4	4
Impact of foreign tax rates	(26)	(19)
Changes in uncertain tax positions	34	22
Other, net	(8)	(16)

Effective tax rate	38%	25%

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2013	2012
Deferred tax assets
Accrued expenses and reserves	$267,925	$207,067
Goodwill	305,004	2,869
Net operating loss carryforwards	76,471	—
State tax credits	39,476	39,476

Total deferred tax assets	688,876	249,412
Deferred tax liabilities
Inventories	(1,429,243)	(1,681,650)
Property and equipment	(408,499)	(257,831)

Total deferred tax liabilities	(1,837,742)	(1,939,481)

Net deferred tax liability	$(1,148,866)	$(1,690,069)

Deferred tax assets and liabilities are reflected on the combined balance sheets as follows:

	December 31,
	2013	2012
Non-current deferred tax assets	$12,453	$(215,486)
Current deferred tax liabilities	(1,161,319)	(1,474,583)

There are net operating loss carryforwards for foreign jurisdictions which result in tax benefits of approximately $289,000 and $0 at December 31, 2013 and, 2012, respectively. At each of December 31, 2013 and 2012, there were tax credit carryforwards of $104,000, primarily related to certain state tax jurisdictions. The net operating loss carryforwards expire by 2033, while most tax credit carryforwards have no expiration. Realization of these deferred tax assets is dependent on the generation of sufficient taxable income prior to the expiration dates. Based on historical and projected operating results, management believes that it is more likely than not that earnings will be sufficient to realize the deferred tax assets for which valuation allowances have not been provided. While management expects to realize the deferred tax assets, net of valuation allowances, changes in estimates of future taxable income or in tax laws may alter this expectation.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2013	2012
Balance at January 1	$119,403	$72,002
Additions for tax positions of prior years	22,937	47,401

Balance at December 31	$142,340	$119,403

The Company’s uncertain tax positions include positions related to the timing of certain deductions for income tax purposes. The related basis differences caused by this timing of deductions for income tax purposes and the timing of expense recognition for financial reporting purposes are reflected in the Company’s deferred income tax liabilities. However, interest and penalties are separately recorded for all uncertain tax positions as part of income tax expense and amounted to approximately $130,000 and $53,000 for the years ended December 31, 2013 and 2012, respectively. The Company had accumulated interest and penalties of approximately $184,000 and $54,000 as of December 31, 2013 and 2012, respectively, which are included in the reserve for uncertain tax positions on the combined balance sheets.

The Company is generally no longer subject to examination in the Company’s primary tax jurisdictions for tax years through 2010. The Company is not currently subject to any audits or examination.

Note 7. Related-Party Transactions

The Company has related party payables of approximately $525,000 at December 31, 2013 and 2012. These amounts are due to Goldy Metals Holdings, Inc., the majority owner of Dalana Realty, for funds advanced to Dalana Realty for working capital needs, are payable on demand and bear no interest.

The Company has related party receivables of approximately $212,000 at December 31, 2013. This amount consists of a loan receivable from Goldy Metals Holdings, Inc. of approximately $96,000, a loan receivable of approximately $97,000 from 1321 Erie Rd., a related party through common ownership, and certain advances to shareholders and other related entities of approximately $19,000. The Company has related-party receivables of approximately $189,000 at December 31, 2012. This amount consists of a loan receivable from Goldy Metals Holdings, Inc. of approximately $93,000, a loan receivable of approximately $91,000 from 1321 Erie Rd., and certain advances to shareholders and other related entities of approximately $5,000. These receivables represent advances from the Company to pay various operating expenses of the related parties and are due on demand. None of the receivables bears interest, with the exception of the 1321 Erie Road note which has a fixed rate of 2.5% per annum.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

The Company pays management fees to two shareholders. There is no formal agreement, and the amount paid each year is largely discretionary. Management fees were approximately $1,020,000 and $1,050,000 for the years ended December 31, 2013 and 2012, respectively, and are included in operating expenses in the combined statements of operations. A portion of management fees due to these shareholders (approximately $601,000) was converted into Goldy Metals Toronto’s shareholders equity in 2013.

The Company leases its Goldy Metals Toronto facility from a shareholder on a month-to-month basis. Rent is paid at the rate of $6,000 per month and no amounts were payable at December 31, 2013 or 2012.

Note 8. Common Stock

The capital structure of the combined entities as of December 31, 2013 and 2012, respectively, is as follows:

December 31, 2013

	Common stock, no par value		Additional Paid-in Capital
	Authorized	Issued
Standard Auto	1,000	200	$1,427,429
End of Life Vehicles	unlimited	200	20
Goldy Metals Ottawa	unlimited	100	248,873
Goldy Metals Toronto	unlimited	10,000	3,374,418

			$5,058,040

December 31, 2012

	Common stock, no par value		Additional Paid-in Capital
	Authorized	Issued
Standard Auto	1,000	200	$1,427,429
End of Life Vehicles	unlimited	200	20
Goldy Metals Toronto	unlimited	10,000	2,781,110

			$4,208,559

As described in Note 7, in 2013, the shareholders of Goldy Metals Toronto converted approximately $601,000 of amounts due to them into additional paid-in capital with no common stock issued.

Note 9. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date of December 31, 2013 through December 4, 2014, which is the date these combined financial statements were available to be issued. All subsequent events requiring recognition or disclosure have been incorporated into these combined financial statements.

On March 3, 2014, a fire occurred at the Goldy Metals Toronto facility located in Scarborough, Ontario. The fire destroyed the dismantling facility and a substantial portion of the location’s inventory. The Company is currently working with the insurance carrier to finalize the recovery. As of the date these combined financial statements were available to be issued, the Company received $1.0 million related to the settlement of inventory lost in the fire. The Company has not yet been able to determine the amount of the damage and the expected recovery related to the lost buildings and other claims.

Standard

NOTES TO COMBINED FINANCIAL STATEMENTS

The shareholders of each of the commonly-controlled companies have entered into agreements with Fenix Parts, Inc. (“Fenix”) under which Fenix will acquired their respective capital stock or substantially all of their net assets for cash and preferred shares of Fenix’s Canadian subsidiary, contingent on, among other things, the closing of an initial public offering of Fenix common stock. The acquisition will not include the capital stock of Dalana Realty, Port Hope or Cornwall.

[Placeholder for September 30, 2014 and September 30, 2013

Financial Statements]

Independent Auditor’s Report

The Shareholders

Eiss Brothers, Inc.

Watertown, New York

We have audited the accompanying consolidated financial statements of Eiss Brothers, Inc., which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eiss Brothers, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As described in Note 7, the Company is expected to be acquired by an unrelated party.

/s/ BDO USA, LLP

Chicago, Illinois

December 4, 2014

Eiss Brothers, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2012

	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$351,874	$151,419
Accounts receivable, net of allowance	576,028	493,450
Inventories	5,368,739	5,413,309
Other current assets	20,000	20,000

Total current assets	6,316,641	6,078,178

PROPERTY AND EQUIPMENT
Land	67,162	67,162
Buildings and improvements	1,552,760	1,549,268
Equipment	762,093	760,945
Vehicles	228,776	228,776
Accumulated depreciation	(1,270,406)	(1,158,679)

Property and equipment, net	1,340,385	1,447,472

NON-CURRENT ASSETS
Shareholder note receivable	144,173	151,111
Other non-current assets	18,279	20,097

TOTAL ASSETS	$7,819,478	$7,696,858

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable	$139,375	$163,472
Accrued expenses and other current liabilities	178,890	190,563
Current portion of deferred warranty revenue	92,710	99,057
Current portion of long-term debt	75,250	118,760

Total current liabilities	486,225	571,852
DEFERRED WARRANTY REVENUE, NET OF CURRENT PORTION	182,742	169,314
LONG-TERM DEBT, NET OF CURRENT PORTION	516,303	587,576

Total liabilities	1,185,270	1,328,742

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, no par value; 300 shares authorized, issued and outstanding as of December 31, 2013 and 2012	—	—
Additional paid-in capital	38,515	38,515
Retained earnings	6,090,072	5,840,652

Total Eiss Brothers, Inc. shareholders’ equity	6,128,587	5,879,167
Noncontrolling interest	505,621	488,949

Total shareholders’ equity	6,634,208	6,368,116

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,819,478	$7,696,858

The accompanying notes are an integral part of the consolidated financial statements.

Eiss Brothers, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2013 and 2012

	2013	2012
Net revenues	$10,022,320	$9,053,626
Cost of goods sold	7,253,257	6,199,941

Gross profit	2,769,063	2,853,685
Operating expenses	2,420,368	2,582,406

Income from operations	348,695	271,279
Interest expense	(23,782)	(37,312)
Other income, net	23,235	10,947

Net income	348,148	244,914
Net income attributable to noncontrolling interest	16,672	11,099

Net income attributable to Eiss Brothers, Inc.	$331,476	$233,815

The accompanying notes are an integral part of the consolidated financial statements.

Eiss Brothers, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2013 and 2012

	Common stock		Additional paid-in capital	Retained earnings	Non controlling interest	Total shareholders’ equity
	Shares	Amount
Balance at January 1, 2012	300	$—	$38,515	$5,794,991	$477,850	$6,311,356
Shareholder distributions	—	—	—	(188,154)	—	(188,154)
Net income	—	—	—	233,815	11,099	244,914

Balance at December 31, 2012	300	—	38,515	5,840,652	488,949	6,368,116
Shareholder distributions	—	—	—	(82,056)	—	(82,056)
Net income	—	—	—	331,476	16,672	348,148

Balance at December 31, 2013	300	$—	$38,515	$6,090,072	$505,621	$6,634,208

The accompanying notes are an integral part of the consolidated financial statements.

Eiss Brothers, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net income	$348,148	$244,914
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation expense	111,727	106,005
Gain on disposal of equipment	—	(500)
Change in assets and liabilities
Accounts receivable	(82,578)	84,278
Inventories	44,570	(301,825)
Other non-current assets	1,818	2,298
Account payable	(24,097)	7,879
Accrued expenses and other current liabilities	(11,673)	(27,663)
Deferred warranty revenue	7,081	39,530

Net cash provided by operating activities	394,996	154,916

Cash flows from investing activities
Capital expenditures	(4,640)	(31,770)
Proceeds from the sale of equipment	—	3,918
Loan to shareholder	—	(155,000)
Payments on shareholder loan	6,938	3,889

Net cash provided by (used in) investing activities	2,298	(178,963)

Cash flows from financing activities
Payments of long term debt	(114,783)	(77,666)
Borrowing of long-term debt	—	155,000
Shareholder distributions	(82,056)	(188,154)

Net cash used in financing activities	(196,839)	(110,820)

Increase (decrease) in cash and cash equivalents	200,455	(134,867)
Cash and cash equivalents, beginning of year	151,419	286,286

Cash and cash equivalents, end of year	$351,874	$151,419

Supplemental cash flow disclosure
Cash paid for interest	$23,782	$37,312

The accompanying notes are an integral part of the consolidated financial statements.

Eiss Brothers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations

Eiss Brothers, Inc. (the “Company”), a New York corporation, engages primarily in auto recycling, which is the recovery and resale of original equipment manufacturer (“OEM”) and aftermarket parts, components and systems, such as engines, transmissions, door assemblies, trunk lids, lights and fenders (referred to as “products”) reclaimed from damaged, totaled or low value vehicles. The Company purchases its vehicles primarily at auto salvage auctions. Upon receipt of vehicles, the Company inventories and then dismantles the vehicles and sells the recycled components. In addition, the Company purchases recycled OEM and related products from third parties for resale and distribution to its customers. The Company’s customers include collision repair shops (body shops), mechanical repair shops, auto dealerships and individual retail customers. The Company also generates a portion of its revenue from the sale as scrap of the unusable parts and materials and from the sale of extended warranty contracts. The Company operates a full service recycling facility in Watertown, New York.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements include the accounts of Eiss Brothers Partnership (“EBP”), the lessor of the premises from which the Company operates. EBP is wholly-owned by all of the Company’s shareholders. The Company has determined that EBP is a variable interest entity because the holders of the equity investment at risk in EBP do not have the obligation to absorb its expected losses or receive its residual returns. Furthermore, the Company has determined that it is EBP’s primary beneficiary because the Company has the power to direct the activities that most significantly impact EBP’s economic performance, namely the operation and maintenance of the significant assets of EBP. Accordingly, and pursuant to consolidation requirements under GAAP, the Company consolidates EBP. All intercompany transactions are eliminated in consolidation. All of EBP’s operating results are attributable to the noncontrolling interest in the Company’s consolidated statements of operations and all of its shareholders’ equity is reported separately from the Company’s shareholders’ equity in the Company’s consolidated balance sheets and consolidated statements of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of vehicle replacement products and scrap when they are shipped or picked up by the customers and ownership has transferred, subject to an allowance for estimated returns, discounts and allowances that management estimates based upon historical information. Management analyzes historical returns (often pursuant to standard warranties on the sold products) and allowances activity by comparing the items to the original invoice amounts and dates. The Company uses this information to project returns and allowances on products sold. If actual returns and allowances are higher than the Company’s historical experience, there would be an adverse impact on its operating results in the period of occurrence. The Company has recorded a reserve for estimated returns, discounts and allowances of approximately $139,000 and $144,000 at December 31, 2013, and 2012, respectively, within accrued expenses and other current liabilities.

Eiss Brothers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company presents taxes assessed by government authorities collected from customers on a net basis. Therefore, the taxes are excluded from revenue on the consolidated statements of operations and are shown within accrued expenses and other current liabilities on the consolidated balance sheet until remitted. Revenue also includes amounts billed to customers for shipping and handling.

Revenue from the sale of separately priced extended warranty contracts is reported as deferred revenue and recognized ratably over the term of the contracts or over five years for life-time warranties. Revenue from such extended warranty contracts was approximately $174,000 and $128,000 for the years ended December 31, 2013 and 2012, respectively.

Cost of Goods Sold

Cost of goods sold primarily includes a) amounts paid for the purchase of vehicles and parts for resale, b) related auction, storage and towing fees, and c) other costs of procurement and dismantling, primarily labor and overhead allocable to dismantling operations.

Operating Expenses

Operating expenses are primarily composed of a) salaries and benefits of employees that are not related to the procurement and dismantling of vehicles, b) facility costs such as rent, utilities, insurance, repairs and taxes not allocated to dismantling operations, c) selling and marketing costs, d) costs to distribute products and scrap and e) other general and administrative costs.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to customers after a review of each customer’s credit history. The Company recorded a reserve for uncollectible accounts of approximately $12,000 and $16,000 at December 31, 2013 and 2012, respectively. The reserve is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable and historical experience. Receivables are written off once collections efforts have been exhausted. Recoveries of accounts receivable previously written off are recorded when received.

Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The majority of cash and cash equivalents are maintained with several major financial institutions. Concentrations of credit risk with respect to accounts receivable are limited because a large number of customers make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

The Company primarily obtains its recycled OEM and related products from damaged, totaled or low value vehicles purchased at salvage auto auctions. For 2013 and 2012, substantially all of the vehicles purchased by the Company for dismantling were acquired at auctions run by two salvage auto auction companies.

Eiss Brothers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories consist entirely of recycled OEM and aftermarket products, including car hulls and other materials that will be sold as scrap. Inventory costs are established based upon the price the Company pays for a vehicle, including auction, storage and towing fees, as well as expenditures for buying and dismantling vehicles. After dismantling, the cost assigned to the salvage parts and scrap is determined using the average cost to sales percentage at the Company and applying that percentage to the Company’s inventory at expected selling prices. The average cost to sales percentage is derived from the Company’s historical vehicle profitability for salvage vehicles purchased at auction or procured from other sources.

For all inventories, carrying value is recorded at the lower of cost or market and is reduced to reflect the age of the product and current anticipated demand. If actual demand differs from the Company’s estimates, additional reductions to inventory carrying value would be necessary in the period such determination is made.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged against operations as incurred. Renewals and betterments that materially extend the useful life of an asset are capitalized. As property and equipment are sold or retired, the applicable cost and accumulated depreciation are removed from the accounts and the resulting gain or loss thereon is recognized. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives. Depreciation totaled approximately $112,000 and $106,000 for the years ended December 31, 2013 and 2012, respectively. Approximately $880,000 and $912,000 of property, net of accumulated depreciation, was held by EBP as of December 31, 2013 and 2012, respectively.

Estimated useful lives are as follows:

Buildings	39 years
Building improvements	15 years
Equipment	3 - 10 years
Vehicles	5 years

The Company evaluates the recoverability of the carrying amount of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable based on an analysis of undiscounted cash flows. There were no such events or changes in the years ended December 31, 2013 or 2012.

Income Taxes

The Company has elected to operate under Subchapter S of the Internal Revenue Code. EBP is taxed as a partnership. Accordingly, the shareholders report their share of the Company’s federal and most state’s taxable income or loss on their respective individual income tax returns.

The Company recognizes the benefits of uncertain tax positions taken or expected to be taken in tax returns in the provision for income taxes only for those positions that are more likely than not to be realized. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating the Company’s tax positions and tax benefits, which may require periodic adjustments and which may not

Eiss Brothers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accurately forecast actual outcomes. The Company had no unrecognized tax benefits as of December 31, 2013 or 2012, is generally no longer subject to examination in its primary tax jurisdictions for tax years through 2010 and is not currently subject to any audits or examinations. Should any interest or penalties accrue on uncertain tax positions, the Company would record them as income tax expenses.

Advertising Expenses

Advertising costs are expensed as incurred and included in operating expenses in the accompanying consolidated statements of operations. Advertising expenses were approximately $11,000 and $18,000 for the years ended December 31, 2013 and 2012, respectively.

Fair Value Measurements

Fair value of financial assets and liabilities are defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market at the measurement date (exit price). The Company is required to classify fair value measurements in one of the following categories:

•	Level 1 - inputs which are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 - inputs which are defined as inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs are defined as unobservable inputs for the assets or liabilities. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Certain assets and liabilities are required to be recorded at fair value on either a recurring or non-recurring basis; however, the Company has no assets or liabilities that require recurring fair value measurements. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company’s debt and shareholder note receivable are carried at cost which approximates fair value due to their variable or fixed interest rates, which are consistent with the interest rates in the market.

The Company may be required, on a non-recurring basis, to adjust the carrying value of its property and equipment. When necessary, these valuations may be determined by the Company using Level 3 inputs. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist. There have been no indicators of impairment during 2013 or 2012.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, which amends FASB Accounting Standards Codification (“ASC”) Topic 205, Presentation of Financial Statements, and FASB ASC Topic 360, Property, Plant, and Equipment. This standard amends the definition of a discontinued operation and requires new disclosures of both discontinued operations

Eiss Brothers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and certain other disposals that do not meet the definition of a discontinued operation. This guidance is effective on a prospective basis for annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. The Company expects to adopt this standard on a prospective basis beginning January 1, 2015. Adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The guidance in this update supersedes nearly all existing revenue recognition guidance under U.S. GAAP and creates a single, principle-based revenue recognition framework that is codified in a new FASB ASC Topic 606. The core principle of this guidance is for the recognition of revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new revenue standard is effective for nonpublic entities’ annual reporting periods beginning after December 15, 2017. Early adoption is permitted but only for annual reporting periods beginning after December 15, 2016. The new standard allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the transition method that will be elected and the potential effects of the adoption of the new standard on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15 which amends ASC Topic 205, Presentation of Financial Statements, to describe management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. This guidance will be effective for the Company’s fiscal year ended December 31, 2016. The Company does not expect adoption of this ASU to have a material impact on its consolidated financial statements.

Note 3. Long-term Debt

The following table presents the Company’s long-term debt as of December 31, 2013 and 2012:

	2013	2012
Mortgage loan	$418,105	$471,896
Term loan	144,173	151,110
Notes payable	29,275	83,330

Total debt	591,553	706,336
Less current portion	75,250	118,760

Long-term debt, net of current portion	$516,303	$587,576

The mortgage loan is a 15 year loan held by EBP, with an original amount of $587,000, entered into in October 2007 with a maturity date in December 2022. The loan had a fixed interest rate of 7.50% through November 2012 and now has a floating rate of 3.00 points over the 5-year Treasury bill rate fixed at each five year anniversary of the mortgage. This variable rate was 3.63% at December 31, 2013 and 2012. Principal and interest are payable monthly. The mortgage loan is secured by the property held by EBP.

The term loan is a 15 year loan that was entered into in May 2012 with an original amount borrowed of $155,000 and a maturity date of May 2027. The loan bears interest at a fixed rate of 5.75% through May 2017,

Eiss Brothers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and after that at a floating rate of 3.00 points over the weekly average yield on the 5-year Treasury bill rate at each five year anniversary date of the mortgage. Principal and interest are payable monthly. The loan is secured by the assets of the Company.

Notes payable consist of the following:

•	a five year loan, with an original amount of $74,600, for a piece of equipment entered into in October 2009, which bears interest at a fixed rate of 4.99% through October 2014. Principal and interest are paid monthly. The loan is secured by the equipment.

•	a five year term loan, with an original amount of $82,750, for a piece of equipment entered into in September 2009, which bears interest at a fixed rate of 5.25% through September 2014. Principal and interest are paid monthly. The loan is secured by the equipment.

•	a six year term loan, with an original amount of $54,472, for a piece of equipment entered into in January 2009, which bears interest at a fixed rate of 6.25% through February 2015. Principal and interest are paid monthly. The loan is secured by the equipment.

None of the long-term debt described above contained financial covenants as of December 31, 2013 and 2012.

The aggregate annual principal payments for the next five years and thereafter under the Company long-term debt at December 31, 2013 are summarized as follows:

2014	$75,250
2015	49,108
2016	51,372
2017	53,741
2018	56,221
Thereafter	305,861

Total	$591,553

Line of Credit

The Company has a line of credit with Watertown Savings Bank which it renews each year in October, including for 2014, 2013 and 2012. The line has a borrowing capacity of $100,000. Interest on any outstanding balance was payable monthly at a fixed rate of 6.00% through November 2012, and at a floating rate of prime plus 0.50% through December 31, 2013 (effective rate of 3.75% at December 31, 2013). There were no amounts outstanding on this line of credit as of December 31, 2013 and 2012.

Note 4. Commitments and Contingencies

Operating Leases

Rental expense for operating leases was approximately $7,000 and $3,000 during the years ended December 31, 2013 and 2012, respectively. Future minimum lease commitments under operating leases are insignificant.

Environmental and Related Contingencies

The Company is subject to a variety of environmental and pollution control laws and regulations incident to the ordinary course of business. The Company currently expects that the resolution of any potential contingencies arising from compliance with these laws and regulations will not materially affect the Company’s financial position, results of operations or cash flows.

Eiss Brothers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Shareholder Note Receivable

In 2012, after borrowing an equal amount of funds under the term loan described in Note 3, the Company loaned one of its shareholders $155,000 in the form of a note receivable. Interest on the note is fixed at 5.75%, and, along with the principal, is payable annually through maturity in May 2027. The outstanding balance on the note was approximately $144,000 and $151,000 at December 31, 2013 and 2012, respectively. Interest income was approximately $7,000 and $8,000 for the years ended December 31, 2013 and 2012, respectively.

Note 6. Employee Benefit Plan

The Company provides a defined contribution plan covering eligible employees, which includes a matching contribution. Matching Company contributions to this plan were approximately $31,000 and $28,000 for the years ended December 31, 2013 and 2012, respectively.

Note 7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date of December 31, 2013 through December 4, 2014, which is the date these consolidated financial statements were available to be issued. All subsequent events requiring recognition or disclosure have been incorporated into these consolidated financial statements.

The shareholders of the Company have entered into an agreement dated August 11, 2014 with Fenix Parts, Inc. (“Fenix”) under which Fenix will acquire 100% of the Company’s shares for cash and Fenix common stock, contingent on, among other things, the closing of an initial public offering of that common stock. The acquisition will not include the capital stock of EBP.

[Placeholder for September 30, 2014 and September 30, 2013

Financial Statements]

Independent Auditor’s Report

The Shareholders

Green Oak Investments LLC

Jacksonville, Florida

We have audited the accompanying financial statements of Green Oak Investments LLC d/b/a GO Auto Recycling, which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Oak Investments LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As described in Note 6, the Company is expected to be acquired by an unrelated party.

/s/ BDO USA, LLP

Chicago, Illinois

December 4, 2014

Green Oak Investments LLC dba GO Auto Recycling

BALANCE SHEETS

As of December 31, 2013 and 2012

	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$296,200	$116,041
Accounts receivable, net of allowance	456,123	287,641
Inventories	982,214	1,097,068
Prepaid expenses and other current assets	28,141	94
Related-party advances	79,464	—

Total current assets	1,842,142	1,500,844

PROPERTY AND EQUIPMENT
Land	1,710,000	1,710,000
Buildings	160,205	160,205
Equipment	161,605	132,004
Trucks and trailers	29,288	36,878
Accumulated depreciation	(82,125)	(66,666)

Property and equipment, net	1,978,973	1,972,421

TOTAL ASSETS	$3,821,115	$3,473,265

LIABILITIES AND MEMBERS’ INTEREST
LIABILITIES
Accounts payable	$335,808	$149,818
Accrued expenses and other current liabilities	141,305	117,340
Current portion of deferred warranty revenue	112,179	48,822
Current portion of long-term debt	208,281	331,928

Total current liabilities	797,573	647,908
DEFERRED WARRANTY REVENUE, NET OF CURRENT PORTION	119,377	47,552
LONG-TERM DEBT, NET OF CURRENT PORTION	970,566	927,906

Total liabilities	1,887,516	1,623,366

COMMITMENTS AND CONTINGENCIES

MEMBERS’ INTEREST
Members’ interest	790,000	790,000
Retained earnings	1,143,599	1,059,899

Total members’ interest	1,933,599	1,849,899

TOTAL LIABILITIES AND MEMBERS’ INTEREST	$3,821,115	$3,473,265

The accompanying notes are an integral part of the financial statements.

Green Oak Investments LLC dba GO Auto Recycling

STATEMENTS OF OPERATIONS

For the years ended December 31, 2013 and 2012

	2013	2012
Net revenues	$8,022,063	$5,507,268
Cost of goods sold	5,586,623	3,777,559

Gross profit	2,435,440	1,729,709
Operating expenses	2,302,613	1,627,550

Income from operations	132,827	102,159
Interest expense	(60,017)	(60,853)
Other income (expense)	10,890	(1,666)

NET INCOME	$83,700	$39,640

The accompanying notes are an integral part of the financial statements.

Green Oak Investments LLC dba GO Auto Recycling

STATEMENTS OF MEMBERS’ INTEREST

For the years ended December 31, 2013 and 2012

			Total
	Members’	Retained	members’
	interest	earnings	interest
Balance at January 1, 2012	$790,000	$1,020,259	$1,810,259
Net income	—	39,640	39,640

Balance at December 31, 2012	790,000	1,059,899	1,849,899
Net income	—	83,700	83,700

Balance at December 31, 2013	$790,000	$1,143,599	$1,933,599

The accompanying notes are an integral part of the financial statements.

Green Oak Investments LLC dba GO Auto Recycling

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net income	$83,700	$39,640
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation expense	27,448	25,572
Change in assets and liabilities
Accounts receivable	(168,482)	(102,258)
Inventories	114,854	(45,855)
Prepaid expenses and other current assets	(28,047)	(94)
Related party advances	(79,464)	—
Account payable	185,990	59,294
Accrued expenses and other current liabilities	23,966	41,159
Deferred warranty revenue	135,181	39,461

Net cash provided by operating activities	295,146	56,919

Cash flows from investing activities
Capital expenditures	(34,000)	(68,810)

Net cash used in investing activities	(34,000)	(68,810)

Cash flows from financing activities
Note payable payments	(201,339)	(175,539)
Note payable borrowings	120,352	215,453

Net cash (used in) provided by financing activities	(80,987)	39,914

Increase in cash and cash equivalents	180,159	28,023
Cash and cash equivalents, beginning of year	116,041	88,018

Cash and cash equivalents, end of year	$296,200	$116,041

Supplemental cash flow disclosures:
Cash paid for interest	$55,626	$62,274

The accompanying notes are an integral part of the financial statements.

Green Oak Investments LLC dba GO Auto Recycling

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Operations

Green Oak Investments LLC dba GO Auto Recycling (the “Company”), a Delaware corporation, engages primarily in auto recycling, which is the recovery and resale of original equipment manufacturer (“OEM”) and aftermarket parts, components and systems, such as engines, transmissions, door assemblies, trunk lids, lights and fenders (referred to as “products”) reclaimed from damaged, totaled or low value vehicles. The Company purchases its vehicles primarily at auto salvage auctions. Upon receipt of vehicles, the Company inventories and then dismantles the vehicles and sells the recycled components. In addition, the Company purchases recycled OEM and related products from third parties for resale and distribution to its customers. The Company’s customers include collision repair shops (body shops), mechanical repair shops, auto dealerships and individual retail customers. The Company also generates a portion of its revenue from the sale as scrap of the unusable parts and materials and from the sale of extended warranty contracts. The Company operates a full-service recycling facility in Jacksonville, Florida.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of vehicle replacement products and scrap when they are shipped or picked up by the customers and ownership has transferred, subject to an allowance for estimated returns, discounts and allowances that management estimates based upon historical information. Management analyzes historical returns (often pursuant to standard warranties on the sold products) and allowances activity by comparing the items to the original invoice amounts and dates. The Company uses this information to project returns and allowances on products sold. If actual returns and allowances are higher than the Company’s historical experience, there would be an adverse impact on its operating results in the period of occurrence. The Company has recorded a reserve for estimated returns, discounts and allowances of approximately $75,000 and $60,000 at December 31, 2013 and 2012, respectively, within accrued expenses and other current liabilities.

The Company presents taxes assessed by governmental authorities collected from customers on a net basis. Therefore, the taxes are excluded from revenue on the statements of operations and are shown as a current liability on the balance sheets until remitted. Revenue also includes amounts billed to customers for shipping and handling.

Revenue from the sale of separately priced extended warranty contracts is reported as deferred revenue and recognized ratably over the term of the contracts. Revenue from such extended warranty contracts was approximately $67,000 and $16,000 for the years ended December 31, 2013 and 2012, respectively.

Green Oak Investments LLC dba GO Auto Recycling

NOTES TO FINANCIAL STATEMENTS

Cost of Goods Sold

Cost of goods sold primarily includes a) amounts paid for the purchase of vehicles and parts for resale, b) related auction, storage and towing fees, and c) other cost of procurement and dismantling, primarily labor and overhead allocable to dismantling operations.

Operating Expenses

Operating expenses are primarily comprised of a) salaries and benefits of employees that are not related to the procurement and dismantling of vehicles, b) facility costs such as rent, utilities, insurance, repairs and taxes not allocated to dismantling operations, c) selling and marketing costs, d) costs to distribute products and scrap and e) other general and administrative costs.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to customers after a review of each customer’s credit history. The Company recorded a reserve for uncollectible accounts of approximately $23,000 and $0 at December 31, 2013 and 2012, respectively. The reserve is based upon the aging of the accounts receivable, the Company’s assessment of the collectability of specific customer accounts and historical experience. Receivables are written off once collection efforts have been exhausted. Recoveries of accounts receivable previously written off are recorded when received.

Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The majority of cash and cash equivalents are maintained with major financial institutions. Concentrations of credit risk with respect to accounts receivable are limited because a large number of customers make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

The Company primarily obtains its recycled OEM and related products from damaged, totaled or low value vehicles purchased at salvage auto auctions. For 2013 and 2012, substantially all of the vehicles purchased by the Company for dismantling were acquired at auctions run by two salvage auto auction companies.

Inventories

Inventories consist entirely of recycled OEM and aftermarket products, including car hulls and other materials that will be sold as scrap. Inventory costs are established based upon the price the Company pays for a vehicle, including auction, storage and towing fees, as well as expenditures for buying and dismantling vehicles. After dismantling, the cost assigned to the salvaged parts and scrap is determined using the average cost of sales percentage at the Company and applying that percentage to the Company’s inventory at expected selling prices. The average cost to sales percentage is derived from the Company’s historical vehicle profitability for salvage vehicles purchased at auction or procured from other sources.

Green Oak Investments LLC dba GO Auto Recycling

NOTES TO FINANCIAL STATEMENTS

For all inventories, carrying value is recorded at the lower of cost or market and is reduced to reflect the age of the products and current anticipated demand. If actual demand differs from the Company’s estimates, additional reductions to inventory carrying value would be necessary in the period such determination is made.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged against operations as incurred. Renewals and betterments that materially extend the useful life of an asset are capitalized. As property and equipment are sold or retired, the applicable cost and accumulated depreciation are removed from the accounts and the resulting gain or loss thereon is recognized. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives. Depreciation totaled approximately $27,000 and $26,000 for the years ended December 31, 2013 and 2012, respectively.

Estimated useful lives are as follows:

Buildings	39 years
Equipment	10 years
Trucks and trailers	5 years

The Company evaluates the recoverability of the carrying amount of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable based on an analysis of undiscounted cash flows. There were no such events or changes in the years ended December 31, 2013 or 2012.

Income Taxes

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, the members’ report their share of the Company’s federal and state taxable income or loss on their respective individual income tax returns.

The Company recognizes the benefits of uncertain tax positions taken or expected to be taken in tax returns in the provision for income taxes only for those positions that are more likely than not to be realized. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company has no unrecognized tax benefits as of December 31, 2013 or 2012. The Company is generally no longer subject to examination in its primary tax jurisdictions for tax years through 2010 and is not currently subject to any audits or examinations. Should any interest or penalties accrue on uncertain tax positions, the Company would record such expense in income tax expense.

Advertising Expenses

Advertising costs are expensed as incurred and included in operating expenses in the accompanying statements of operations. Advertising expenses were approximately $22,000 and $14,000 for the years ended December 31, 2013 and 2012, respectively.

Green Oak Investments LLC dba GO Auto Recycling

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements

Fair value of financial assets and liabilities are defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market at the measurement date (exit price). The Company is required to classify fair value measurements in one of the following categories:

•	Level 1 - inputs which are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 - inputs which are defined as inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs are defined as unobservable inputs for the assets or liabilities. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Certain assets and liabilities are required to be recorded at fair value on either a recurring or non-recurring basis; however, the Company has no assets or liabilities that require recurring fair value measurements. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company’s debt is carried at cost and approximates fair value due to its variable or fixed interest rates, which are consistent with the interest rates in the market.

The Company may be required, on a non-recurring basis, to adjust the carrying value of its property and equipment. When necessary, these valuations are determined by the Company using Level 3 inputs. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist. There have been no indicators of impairment during 2013 or 2012.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, which amends FASB Accounting Standards Codification (“ASC”) Topic 205, Presentation of Financial Statements, and FASB ASC Topic 360, Property, Plant, and Equipment. This standard amends the definition of a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This guidance is effective on a prospective basis for annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. The Company expects to adopt this standard on a prospective basis beginning January 1, 2015. Adoption is not expected to have a material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The guidance in this update supersedes nearly all existing revenue recognition guidance under U.S. GAAP and creates a single, principle-based revenue recognition framework that is codified in a new FASB ASC Topic 606. The core

Green Oak Investments LLC dba GO Auto Recycling

NOTES TO FINANCIAL STATEMENTS

principle of this guidance is for the recognition of revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new revenue standard is effective for nonpublic entities’ annual reporting periods beginning after December 15, 2017. Early adoption is permitted but only for annual reporting periods beginning after December 15, 2016. The new standard allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the transition method that will be elected and the potential effects of the adoption of the new standard on the Company’s financial statements.

In August 2014, the FASB issued ASU No. 2014-15 which amends ASC Topic 205, Presentations of Financial Statements, to describe management’s responsibility to evaluate whether there is substantial doubt about an organizations ability to continue as a going concern and to provide related footnote disclosures. This guidance will be effective for the Company’s year ended December 31, 2016. The Company does not expect adoption of this ASU to have a material impact on its financial statements.

Note 3. Long-term Debt

The following table presents the Company’s long-term debt as of December 31, 2013 and 2012:

	2013	2012
Related party mortgage	$927,905	$959,834
Related party line of credit	115,000	100,000
Synovus Bank equipment loans	95,942	—
Synovus Bank revolving line of credit	40,000	200,000

Total debt	1,178,847	1,259,834
Less current portion	208,281	331,928

Long-term debt, net of current portion	$970,566	$927,906

See Note 5 for a description of the related party mortgage and line of credit.

The Synovus Bank equipment loans include four 5-year term loans used to fund the purchase of several different vehicles and equipment during 2013. The four loans bear interest at fixed rates of 4.15% or 4.50%, are due in 2018 with monthly installments of principal and interest and are secured by the underlying vehicles and equipment. These loans are further secured by personal guarantees of two of the members of the Company. Three of these loans were entered into on behalf of, and then advanced to, the related party described in Note 5. The vehicles and equipment underlying such loans are recorded on the related party’s financial statements.

The Synovus Bank revolving line of credit was established on June 7, 2012 with a $200,000 advance and expires on June 7, 2017. Future advances are at the lender’s discretion. The line of credit bears interest at a fixed annual rate of 5.0% until the index rate changes as defined in the credit agreement. This line of credit is secured by the accounts receivable and inventories of the Company. This line is further secured by personal guarantees of two of the members of the Company.

Green Oak Investments LLC dba GO Auto Recycling

NOTES TO FINANCIAL STATEMENTS

The aggregate annual principal payments for the next five years and thereafter under the Company’s long-term debt at December 31, 2013, are summarized as follows:

Years
2014	$208,281
2015	55,874
2016	58,595
2017	60,668
2018	53,405
Thereafter	742,024

Total	$1,178,847

Note 4. Commitments and Contingencies

Environmental and Related Contingencies

The Company is subject to a variety of environmental and pollution control laws and regulations incident to the ordinary course of business. The Company currently expects that the resolution of any potential contingencies arising from compliance with these laws and regulations will not materially affect the Company’s financial position, results of operations or cash flows.

Note 5. Related-party Transactions

GO Pull-It LLC

GO Pull-It LLC (“LLC”) was organized in 2012 by the owners of the Company and operates a self-service auto parts business. The Company has no direct ownership or voting rights in LLC. The Company has determined that LLC is a variable interest entity as it has required subordinated financial support for its operations, including the Company’s loans and guarantee described below. However, the Company has no other business activities with LLC and its loans and guarantee are significantly smaller than the amount of equity, loans and guarantees made directly by certain of the Company’s members who are also the majority members of LLC. Accordingly, the Company determined that certain of the members of the Company and LLC were more closely related to LLC than was the Company itself. As such, the Company does not deem itself to be the primary beneficiary of LLC and does not consolidate LLC.

In 2013, after borrowing an equal amount of funds under the term loans described in Note 3, the Company loaned approximately $79,000 to LLC. Interest on the notes is at fixed rates of 4.15% or 4.50%, and, along with the principal, is payable monthly through 2018. The outstanding balance on the notes was approximately $80,000 at December 31, 2013. Interest income was approximately $1,000 for the period ended December 31, 2013. Additionally, the Company guarantees another LLC note payable with a December 31, 2013 outstanding balance of approximately $66,000 (unaudited). The Company does not expect to incur any losses under this guarantee.

Mervis Industries (“Mervis”)

Mervis indirectly owns a significant portion of the Company. In addition to the below debt, the Company paid fees of approximately $15,000 and $0 to Mervis for accounting and other services in 2013 and 2012, respectively.

Green Oak Investments LLC dba GO Auto Recycling

NOTES TO FINANCIAL STATEMENTS

The mortgage due to Mervis is a term loan due in monthly installments of $6,600 with 5.0% annual fixed interest, due through August 2031. The loan is secured by the underlying property. Interest expense on this debt was approximately $49,000 for each of the years ended December 31, 2013 and 2012.

The Company also has a line of credit with Mervis. The line has a borrowing capacity of $200,000 and is due on demand. The line is unsecured and does not have any covenants. Interest expense on this debt was approximately $7,000 and $10,000 for the years ended December 31, 2013 and 2012, respectively.

Note 6. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date of December 31, 2013 through December 4, 2014, which is the date these financial statements were available to be issued. All subsequent events requiring recognition or disclosure have been incorporated into these financial statements.

The shareholders of the Company have entered into an agreement dated August 14, 2014 with Fenix Parts, Inc. (“Fenix”) under which Fenix will acquire 100% of the Company’s shares for cash and Fenix common stock, contingent on, among other things, the closing of an initial public offering of that common stock. As part of the agreement, Fenix also will acquire a 5% ownership interest in LLC and an option to acquire the remaining 95% by January 2022.

[Placeholder for September 30, 2014 and September 30, 2013

Financial Statements]

Independent Auditor’s Report

The Shareholders

Jerry Brown, Ltd.

Queensbury, New York

We have audited the accompanying consolidated financial statements of Jerry Brown, Ltd., which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jerry Brown, Ltd. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As described in Note 9, the Company is expected to be acquired by an unrelated party.

/s/ BDO USA, LLP

Chicago, Illinois

December 4, 2014

Jerry Brown, Ltd.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2012

	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$302,712	$231,972
Accounts receivable, net of allowance	546,171	530,654
Inventories	4,906,073	4,365,035
Income tax receivable	16,732	58,810
Prepaid expenses and other current assets	62,686	55,680

Total current assets	5,834,374	5,242,151

PROPERTY AND EQUIPMENT
Land	341,176	335,203
Land improvements	447,008	397,622
Buildings	1,883,823	874,712
Vehicles	756,059	696,380
Machinery and equipment	868,546	756,876
Computer equipment	194,977	159,061
Leasehold improvements	399,992	394,199
Office furniture and fixtures	472,761	390,975
Accumulated depreciation and amortization	(2,138,265)	(1,813,902)

Property and equipment, net	3,226,077	2,191,126

TOTAL ASSETS	$9,060,451	$7,433,277

The accompanying notes are an integral part of the consolidated financial statements.

Jerry Brown, Ltd.

CONSOLIDATED BALANCE SHEETS - CONTINUED

As of December 31, 2013 and 2012

	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable	$596,942	$352,153
Accrued expenses and other current liabilities	275,467	451,848
Deferred warranty revenue - current	91,574	94,101
Deferred income taxes	—	1,327,469
Current portion of long-term debt	185,960	299,398

Total current liabilities	1,149,943	2,524,969

NON-CURRENT LIABILITIES
Deferred income taxes	—	270,134
Reserve for uncertain tax positions	1,711,899	53,498
Deferred warranty revenue, net of current portion	37,620	39,461
Long-term debt, net of current portion	1,078,891	121,161

Total non-current liabilities	2,828,410	484,254

Total liabilities	3,978,353	3,009,223

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, no par value; 200 shares authorized, issued and outstanding as of December 31, 2013 and 2012	—	—
Additional paid-in capital	94,453	94,453
Retained earnings	4,662,063	4,161,297

Total Jerry Brown, Ltd. shareholders’ equity	4,756,516	4,255,750
Noncontrolling interests	325,582	168,304

Total shareholders’ equity	5,082,098	4,424,054

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,060,451	$7,433,277

The accompanying notes are an integral part of the consolidated financial statements.

Jerry Brown, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2013 and 2012

	2013	2012
Net revenues	$12,083,569	$10,651,946
Cost of goods sold	7,718,522	6,615,213

Gross profit	4,365,047	4,036,733
Operating expenses	3,671,456	3,763,039

Income from operations	693,591	273,694
Interest income	2,794	3,558
Other income	6,060	9,183

Income before income tax provision	702,445	286,435
Income tax provision	63,799	153,708

Net income	638,646	132,727
Net income attributable to the noncontrolling interests	137,880	19,018

Net income attributable to Jerry Brown, Ltd.	$500,766	$113,709

The accompanying notes are an integral part of the consolidated financial statements.

Jerry Brown, Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2013 and 2012

	Common stock		Additional paid-in capital	Retained earnings	Noncontrolling interests	Total shareholders’ equity

	Shares	Amount
Balance at January 1, 2012	200	$—	$94,453	$4,047,588	$149,286	$4,291,327
Net income	—	—	—	113,709	19,018	132,727

Balance at December 31, 2012	200	—	94,453	4,161,297	168,304	4,424,054
Net income	—	—	—	500,766	137,880	638,646
Capitalization of JBAP Properties LLC	—	—	—	—	19,398	19,398

Balance at December 31, 2013	200	$—	$94,453	$4,662,063	$325,582	$5,082,098

The accompanying notes are an integral part of the consolidated financial statements.

Jerry Brown, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net income	$638,646	$132,727
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation expense	305,137	292,374
Gain on disposal of equipment	(14,585)	(17,345)
Deferred income tax (benefit)	(1,597,603)	(10,500)
Provision for uncertain tax positions	1,658,401	53,498
Change in assets and liabilities
Accounts receivable	(15,517)	72,890
Inventories	(541,038)	(8,240)
Prepaid expenses and other current assets	(7,006)	(11,387)
Income tax receivable	42,078	(58,810)
Account payable	244,789	77,308
Accrued expenses and other current liabilities	(176,381)	(2,258)
Deferred warranty revenue	(4,368)	(57,290)

Net cash provided by operating activities	532,553	462,967

Cash flows from investing activities
Proceeds from disposal of equipment	69,553	46,372
Capital expenditures	(1,395,056)	(311,993)

Net cash used in investing activities	(1,325,503)	(265,621)

Cash flows from financing activities
Notes payable payments	(876,708)	(213,097)
Notes payable borrowings	1,721,000	34,041
Capitalization of JBAP Properties LLC	19,398	—

Net cash provided by (used in) financing activities	863,690	(179,056)

Increase in cash and cash equivalents	70,740	18,290
Cash and cash equivalents, beginning of year	231,972	213,682

Cash and cash equivalents, end of year	$302,712	$231,972

Supplemental cash flow disclosures
Cash paid for
Interest	$26,828	$26,950
Income taxes	1,500	169,520

The accompanying notes are an integral part of the consolidated financial statements.

Jerry Brown, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business

Jerry Brown, Ltd. (the “Company”), a New York corporation, engages primarily in auto recycling, which is the recovery and resale of original equipment manufacturer (“OEM”) and aftermarket parts, components and systems, such as engines, transmissions, door assemblies, trunk lids, lights and fenders, (referred to as “products”) reclaimed from damaged, totaled or low value vehicles. The Company purchases its vehicles primarily at auto salvage auctions. Upon receipt of vehicles, the Company inventories the vehicles then dismantles and sells the recycled components. In addition, the Company purchases recycled OEM parts, new parts and related products from third parties for resale and distribution to its customers. The Company’s customers include collision repair shops (body shops), mechanical repair shops, auto dealerships and individual retail customers. The Company also generates a portion of revenue from the scrap sales of the unusable parts and materials and from the sale of extended warranty contracts. The Company operates a full-service recycling facility in Queensbury, New York.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements include the accounts of SBLB Properties, LLC, SBLB Properties II, LLC, and JBAP Properties LLC (collectively the “LLCs”), the lessors of the premises from which the Company operates. The LLCs are wholly-owned by all of the Company’s shareholders. The Company has determined that the LLCs are variable interest entities because the holders of the equity investment at risk in these three entities do not have the obligation to absorb their expected losses or receive their residual returns. Furthermore, the Company has determined that it is the primary beneficiary of each of the LLCs because the Company has the power to direct the activities that most significantly impact the economic performance of these entities, namely the operation and maintenance of the assets of these entities, which are leased to the Company. Accordingly, and pursuant to consolidation requirements under GAAP, the Company consolidates each of the LLCs. All intercompany transactions are eliminated in consolidation. All of the LLC’s operating results are attributable to the noncontrolling interests in the Company’s consolidated statements of operations and all of their shareholders’ equity is reported separately from the Company’s shareholders’ equity in the Company’s consolidated balance sheets and statements of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of vehicle replacement products and scrap when they are shipped or picked up by the customers and ownership has transferred, subject to an allowance for estimated returns, discounts and allowances that management estimates based upon historical information. Management analyzes historical returns (often pursuant to standard warranties on sold products) and allowances activity by comparing the items to the original invoice amounts and dates. The Company uses this information to project returns and allowances on products sold. If actual returns and allowances are higher than the Company’s

Jerry Brown, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

historical experience, there would be an adverse impact on its operating results in the period of occurrence. The Company has recorded a reserve for estimated returns, discounts and allowances of approximately $139,000 and $133,000 at December 31, 2013 and 2012, respectively, within accrued expenses and other current liabilities.

The Company presents taxes assessed by government authorities collected from customers on a net basis. Therefore, the taxes are excluded from revenue on the consolidated statements of operations and are shown as a current liability on the consolidated balance sheet until remitted. Revenue also includes amounts billed to customers for shipping and handling.

Revenue from the sale of separately priced extended warranty contracts is reported as deferred revenue and recognized ratably over the term of the contracts or over five years for life time warranties. Revenue from such extended warranty contracts was approximately $155,000 and $157,000 for the years ended December 31, 2013 and 2012, respectively.

Cost of Goods Sold

Cost of goods sold primarily includes a) amounts paid for the purchases of vehicles and parts for resale, b) auction, storage and towing fees, and c) other costs of procurement and dismantling, primarily labor and overhead allocable to dismantling operations.

Operating Expenses

Operating expenses are primarily composed of a) of salaries and benefits of employees that are not related to the procurement and dismantling of vehicles, b) facility costs such as rent, utilities, insurance, repairs and taxes not allocated to dismantling operations, c) selling and marketing costs, d) costs to distribute the Company’s products and scrap and e) other general and administrative costs.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to customers after a review of each customer’s credit history. The Company recorded a reserve for uncollectible accounts of approximately $32,000 and $36,000 at December 31, 2013 and 2012, respectively. The reserve is based upon the aging of the accounts receivable, the Company’s assessment of the collectability of specific customer accounts and historical experience. Receivables are written off once collection efforts have been exhausted. Recoveries of accounts receivable previously written off are recorded when received.

Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The majority of cash and cash equivalents are maintained with a major financial institution. Concentrations of credit risk with respect to accounts receivable are limited because a large number of customers make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

The Company obtains its recycled OEM and related products from damaged, totaled or low value vehicles purchased at salvage auto auctions. For 2013 and 2012, substantially all of the vehicles purchased by the Company for dismantling were acquired at auctions run by two major salvage auto auction companies.

Jerry Brown, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories consist entirely of recycled OEM and aftermarket products, including car hulls and other materials that will be sold as scrap. Inventory costs are established based upon the price the Company pays for a vehicle, including auction, storage and towing fees, as well as expenditures for buying and dismantling vehicles. After dismantling, the cost assigned to the salvaged parts and scrap is determined using the average cost to sales percentage at the Company and applying that percentage to the Company’s inventory at expected selling prices. The average cost to sales percentage is derived from the Company’s historical vehicle profitability for salvage vehicles purchased at auction or procured from other sources.

For all inventories, carrying value is recorded at the lower of cost or market and is reduced to reflect the age of the product and current anticipated demand. If actual demand differs from the Company’s estimates, additional reductions to inventory carrying value would be necessary in the period such determination is made.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of an asset are capitalized. As property and equipment are sold or retired, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gain or loss thereon is recognized. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives. Depreciation totaled approximately $305,000 and $292,000 for the years ended December 31, 2013 and 2012, respectively. Approximately $353,000 and $335,000 of property and equipment, net of accumulated depreciation, was held by the LLCs as of December 31, 2013 and 2012, respectively.

Estimated useful lives are as follows:

Land improvements	15 years
Buildings	39 years
Vehicles	5 years
Machinery and equipment	10 years
Computer equipment	3-5 years
Office furniture and fixtures	7 years
Leasehold improvements	10-15 years or life of lease, if shorter

The Company evaluates the recoverability of the carrying amount of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable based on an analysis of undiscounted cash flows. There were no such events or changes in the years ended December 31, 2013 or 2012.

Income Taxes

Through December 31, 2012, the Company’s income taxes were accounted for under the asset and liability method whereby deferred income tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and for tax credit carry forwards. Deferred tax assets and liabilities were measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences were expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if it is more likely than not that they will expire before the Company is able to realize their benefit.

Jerry Brown, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 2013, the Company elected to operate under Subchapter S of the Internal Revenue Code. Accordingly, after that date, the shareholders and the LLC owners report their share of the Company’s federal and most state’s taxable income or loss on their respective individual income tax returns. Deferred income taxes as of that date, which were a net liability of approximately $1,598,000 (primarily consisting of inventory basis differences), were eliminated and reflected as an income tax benefit in the consolidated statement of operations for the year ended December 31, 2013.

The Company recognizes the benefits of uncertain tax positions taken or expected to be taken in tax returns in the provision for income taxes only for those positions that are more likely than not to be realized. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company is generally no longer subject to examination in its primary tax jurisdictions for tax years through 2010 and is not currently subject to any audits or examinations. Interest and penalties accrued on uncertain tax positions are recorded in income tax expense.

Advertising Expenses

Advertising costs are expensed as incurred and included in operating expenses in the accompanying consolidated statements of operations. Advertising expenses were approximately $176,000 and $121,000 for the years ended December 31, 2013 and 2012, respectively.

Fair Value Measurements

Fair value of financial assets and liabilities are defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market at the measurement date (exit price). The Company is required to classify fair value measurements in one of the following categories:

•	Level 1 - inputs which are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 - inputs which are defined as inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs are defined as unobservable inputs for the assets or liabilities. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Certain assets and liabilities are required to be recorded at fair value on either a recurring or non-recurring basis; however, the Company has no assets or liabilities that require recurring fair value measurements. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.

Jerry Brown, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s consolidated financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company’s debt is carried at cost and approximates fair value due to its variable or fixed interest rates, which are consistent with the interest rates in the market.

The Company may be required, on a non-recurring basis, to adjust the carrying value of the Company’s property and equipment. When necessary, these valuations may be determined by the Company using Level 3 inputs. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist. There have been no indicators of impairment during 2013 or 2012.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, which amends FASB Accounting Standards Codification (“ASC”) Topic 205, Presentation of Financial Statements and FASB ASC Topic 360, Property, Plant, and Equipment. This standard amends the definition of a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This guidance is effective on a prospective basis for annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. The Company expects to adopt this standard on a prospective basis beginning January 1, 2015. Adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The guidance in this update supersedes nearly all existing revenue recognition guidance under U.S. GAAP and creates a single, principle-based revenue recognition framework that is codified in a new FASB ASC Topic 606. The core principle of this guidance is for the recognition of revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new revenue standard is effective for nonpublic entities’ annual reporting periods beginning after December 15, 2017. Early adoption is permitted, but only for annual reporting periods beginning after December 15, 2016. The new standard allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the transition method that will be elected and the potential effects of the adoption of the new standard on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, which amends ASC Topic 205, Presentation of Financial Statements, to describe management’s responsibility to evaluate whether there is substantial doubt about an organizations ability to continue as a going concern and to provide related footnote disclosures. This guidance will be effective for the Company’s year ending December 31, 2016. The Company does not expect adoption of this ASU to have a material impact on its consolidated financial statements.

Jerry Brown, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2013 and 2012 consist of following:

	Year ended December 31,
	2013	2012
Compensation	$120,209	$96,845
Accrued sales and use taxes payables	16,069	6,801
Sales returns, discounts & allowances reserve	139,189	133,189
Other	—	215,013

Total accrued expenses and other current liabilities	$275,467	$451,848

Note 4. Long-term Debt

The following table presents the Company’s long-term debt as of December 31, 2013 and 2012:

	As of December 31,
	2013	2012
Adirondack Trust Company - vehicle and equipment	$167,684	$187,523
Adirondack Trust Company - building	1,048,579	—
Related-party loan	48,588	48,588
Real estate loan	—	175,800
Other	—	8,648

Total debt	1,264,851	420,559
Less current portion	185,960	299,398

Long-term debt, net of current portion	$1,078,891	$121,161

The Adirondack Trust Company vehicle and equipment loans include six loans with terms from three to five years used to fund the purchase of several different vehicles and equipment between 2010 and 2013. The six loans bear interest at annual fixed rates ranging from 4.25% to 5.8%, with a weighted average of 5.1%, mature between 2013 and 2017 with monthly installments of principal and interest and are secured by the underlying vehicles and equipment.

The Adirondack Trust Company building loan is a 10 year term loan with an original amount of $1,675,000 used towards the construction of a new warehouse. The note was entered into on September 11, 2013 and bears interest at an annual fixed rate of 4.25% until October 11, 2018 and then at a rate equal to the lender’s Base Lending Rate (currently 4.25%) until September 11, 2023. The first six monthly payments commenced on October 11, 2013 and consisted of interest only. Thereafter, principal and interest are paid monthly through September 11, 2023. The loan is secured by the underlying building.

Related party loan is a loan with an original amount of $48,588 used towards general funds of the business. The note was entered into prior to January 1, 2012 and bears interest at an annual fixed rate of 10.0%. Interest is paid annually in the amount of $4,859. This is a demand note with no set term or maturity date.

The real estate loan was issued in 2008, bore interest at an annual fixed rate of 5.75% and was paid off in full in 2013.

Jerry Brown, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate annual principal payments for the next five years and thereafter under the Company long-term debt at December 31, 2013 are as follows:

2014	$185,960
2015	209,523
2016	230,922
2017	223,390
2018	228,342
Thereafter	186,713

Total	$1,264,851

Line of Credit

On September 11, 2013, the Company entered into a line of credit with The Adirondack Trust Company, with an initial borrowing capacity of $300,000. Interest on any outstanding balance is payable monthly at a variable rate based on Prime (3.25% at December 31, 2013).

In July 1999, the Company entered into a line of credit with TD Bank, with an initial borrowing capacity of $200,000. Interest on any outstanding balance was payable monthly at a variable rate based on Prime through December 13, 2013 when the line was terminated.

Amounts outstanding under both lines of credit were zero at December 31, 2013 and 2012, respectively.

Note 5. Commitments and Contingencies

Environmental and Related Contingencies

The Company is subject to a variety of environmental and pollution control laws and regulations incident to the ordinary course of business. The Company currently expects that the resolution of any potential contingencies arising from compliance with these laws and regulation will not materially affect the Company’s financial position, results of operations or cash flows.

Note 6. Income Taxes

The income tax provision (benefit) consists of the following components:

	Year ended December 31,
	2013	2012
Current
Federal	$1,559,985	$150,695
State	101,417	13,513

Total current	1,661,402	164,208
Deferred
Federal	(1,454,337)	(9,624)
State	(143,266)	(876)

Total deferred	(1,597,603)	(10,500)

Income tax provision	$63,799	$153,708

Jerry Brown, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The U.S. federal statutory rate is reconciled to the effective tax rate as follows:

	Year ended December 31,
	2013	2012
U.S. federal statutory rate	0.00%	34.00%
State income taxes, net of state credits and federal tax impact	0.00	3.18
Non-deductible expenses	0.00	1.17
Change in uncertain tax positions	236.52	17.57
Change in income tax status	(227.43)	0.00
Income from pass through entities	0.00	(2.26)

Effective income tax rate	9.08%	53.66%

The Company has a liability for uncertain tax positions taken on its tax return as a C corporation in 2011 and 2012 related to accounting methods. It is possible that the amount of such benefits will significantly increase or decrease in the next twelve months. However, no estimate of the range of the amount of the increase or decrease can be made. A reconciliation of the beginning and ending amount of gross uncertain tax positions is as follows:

	2013	2012
Balance at January 1	$—	$—
Additions based on tax positions related to the current year	1,570,736	—

Balance at December 31	$1,570,736	$—

The Company’s uncertain tax positions include positions related to the timing of certain deductions for income tax purposes. The related basis differences caused by this timing of deductions for income tax purposes and the timing of expense recognition for financial reporting purposes are reflected in the Company’s deferred income tax liabilities. However, interest and penalties are separately recorded for these uncertain tax positions as part of income tax expense and amounted to approximately $88,000 and $53,000 for the years ended December 31, 2013 and 2012, respectively. The Company had accumulated interest and penalties of approximately $141,000 and $53,000 as of December 31, 2013 and 2012, respectively, which is included in the reserve for uncertain tax positions on the consolidated balance sheets.

Note 7. Employee Benefit Plan

The Company provides a retirement plan for the benefit of substantially all of its employees that includes a 401(k) provision which allows employees to contribute and defer taxes on a portion of their compensation. The plan has a provision which requires non-elective Company contributions in the amount of 3% of the covered compensation of plan participants. For the years ended December 31, 2013 and 2012, the Company’s non-elective contributions were approximately $132,000 and $98,000, respectively.

Note 8. Related-party Transactions

In 2013, the Company paid $70,000 to a family member of the owners for consulting services. Additionally, in 2012, the Company paid this same individual $194,000 in rent for a property owned by an LLC in 2013. Such amounts are recorded in operating expenses in the consolidated statements of operations.

Note 9. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date of December 31, 2013 through December 4, 2014, which is the date these financial statements were available to be issued. All subsequent events requiring recognition or disclosure have been incorporated into these financial statements.

The shareholders of the Company have entered into an agreement dated September 30, 2014 with Fenix Parts, Inc. (“Fenix”) under which Fenix will acquire 100% of the Company’s common stock for cash and Fenix common stock, contingent on, among other things, the closing of an initial public offering of that common stock. The acquisition will not include the capital stock of any of the LLCs.

[Placeholder for September 30, 2014 and September 30, 2013

Financial Statements]

Independent Auditor’s Report

The Shareholder

Leesville Auto Wreckers, Inc.

Rahway, New Jersey

We have audited the accompanying consolidated financial statements of Leesville Auto Wreckers, Inc., which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Leesville Auto Wreckers, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

As described in Note 10, the Company is expected to be acquired by an unrelated party.

/s/ BDO USA, LLP

Chicago, Illinois

December 4, 2014

Leesville Auto Wreckers, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2012

	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$269,458	$216,659
Accounts receivable, net of allowance	732,489	926,215
Inventories	3,848,685	3,725,132
Income tax receivable	12,163	20,812
Prepaid expenses and other current assets	329,165	207,147

Total current assets	5,191,960	5,095,965

PROPERTY AND EQUIPMENT
Land	621,771	255,302
Land improvements	261,475	261,475
Building and improvements	593,140	543,140
Vehicles	264,805	244,292
Machinery and equipment	519,058	418,293
Leasehold improvements	275,597	275,597
Computer equipment	83,602	68,657
Office furniture and fixtures	9,479	9,479
Accumulated depreciation and amortization	(1,219,374)	(1,081,137)

Property and equipment, net	1,409,553	995,098

NON-CURRENT ASSETS
Other non-current assets	10,186	10

TOTAL ASSETS	$6,611,699	$6,091,073

The accompanying notes are an integral part of the consolidated financial statements.

Leesville Auto Wreckers, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2012

	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$207,991	$196,025
Accrued expenses and other current liabilities	285,000	306,532
Deferred income tax liability	1,527,715	1,564,666

Total current liabilities	2,020,706	2,067,223
NON-CURRENT LIABILITIES
Long-term debt	200,000	—
Deferred income tax liability	72,928	32,589
Reserve for uncertain tax positions	152,996	37,133

Total non-current liabilities	425,924	69,722

Total liabilities	2,446,630	2,136,945

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding as of December 31, 2013 and 2012	—	—
Additional paid-in-capital	193,435	193,435
Retained earnings	2,835,740	2,949,623

Total Leesville Auto Wreckers, Inc. shareholder’s equity	3,029,175	3,143,058
Noncontrolling interest	1,135,894	811,070

Total shareholders’ equity	4,165,069	3,954,128

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,611,699	$6,091,073

The accompanying notes are an integral part of the consolidated financial statements.

Leesville Auto Wreckers, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2013 and 2012

	2013	2012
Net revenues	$18,201,706	$16,966,515
Cost of goods sold	13,163,945	12,672,845

Gross profit	5,037,761	4,293,670
Operating expenses	4,819,107	4,476,293

Income (loss) from operations	218,654	(182,623)
Other expense	(2,859)	(8,094)

Income (loss) before income tax expense (benefit)	215,795	(190,717)
Income tax expense (benefit)	142,797	(42,276)

Net income (loss)	72,998	(148,441)
Net income attributable to noncontrolling interest	161,030	19,082

Net loss attributable to Leesville Auto Wreckers, Inc.	$(88,032)	$(167,523)

The accompanying notes are an integral part of the consolidated financial statements.

Leesville Auto Wreckers, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2013 and 2012

			Additional paid-in capital	Retained earnings	Noncontrolling interest	Total shareholders’ equity
	Common stock
	Shares	Amount
Balance at January 1, 2012	500	$—	$193,435	$3,141,515	$761,841	$4,096,791
Net (loss) income	—	—	—	(167,523)	19,082	(148,441)
Shareholder contributions	—	—	—	—	30,147	30,147
Shareholder distributions	—	—	—	(24,369)	—	(24,369)

Balance at December 31, 2012	500	—	193,435	2,949,623	811,070	3,954,128
Net (loss) income	—	—	—	(88,032)	161,030	72,998
Shareholder contributions	—	—	—	—	163,794	163,794
Shareholder distributions	—	—	—	(25,851)	—	(25,851)

Balance at December 31, 2013	500	$—	$193,435	$2,835,740	$1,135,894	$4,165,069

The accompanying notes are an integral part of the consolidated financial statements.

Leesville Auto Wreckers, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net income (loss)	$72,998	$(148,441)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization expense	138,237	104,789
Deferred income tax expense (benefit)	3,386	(76,000)
Provision for uncertain income tax benefits	115,863	9,958
Change in assets and liabilities:
Accounts receivable	193,726	(156,303)
Inventories	(123,553)	206,500
Income tax receivable	8,649	(20,812)
Prepaid expenses and other current assets	(122,018)	(8,185)
Other non-current assets	(10,176)	1,045
Accounts payable	11,966	3,544
Accrued expenses and other current liabilities	(21,532)	151,353

Net cash provided by operating activities	267,546	67,448

Cash flows from investing activities:
Capital expenditures	(552,690)	(126,702)

Net cash used in investing activities	(552,690)	(126,702)

Cash flows from financing activities:
Note payable borrowings	200,000	—
Note payable payments	—	(5,915)
Shareholder contributions	163,794	30,147
Shareholder distributions	(25,851)	(24,369)

Net cash provided by financing activities	337,943	(137)

Increase (decrease) in cash and cash equivalents	52,799	(59,391)
Cash and cash equivalents, beginning of year	216,659	276,050

Cash and cash equivalents, end of year	$269,458	$216,659

Supplemental cash flow disclosure
Cash paid for
Interest	$1,147	$—
Income taxes	22,091	16,254

The accompanying notes are an integral part of the consolidated financial statements.

Leesville Auto Wreckers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations

Leesville Auto Wreckers, Inc. (the “Company”), a New Jersey corporation, engages primarily in auto recycling, which is the recovery and resale of original equipment manufacturer (“OEM”) and aftermarket parts, components and systems, such as engines, transmissions, door assemblies, truck lids, lights and fenders, (referred to as “products”) reclaimed from damaged, totaled or low value vehicles. The Company also sells used cars and motorcycles. The Company purchases its vehicles primarily at auto salvage auctions. Upon receipt of vehicles, the Company inventories the vehicles then dismantles and sells the recycled components. In addition, the Company purchases recycled OEM and related products from third parties for resale and distribution to its customers. The Company’s customers include collision repair shops (body shops), mechanical repair shops, auto dealerships and individual retail customers. The Company also generates a portion of revenue from scrap sales of the unusable parts and materials. The Company operates a full-service recycling facility in Rahway, New Jersey.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements include the accounts of Loki-Lot I, LLC, PPP Group, LLC, Loki-Lot II, LLC, and Gin-Jac, Inc. (collectively, the “Lessors”), the lessors of the premises from which the Company operates. The Lessors are owned by the Company’s shareholder and an employee. The Company has determined that each Lessor is a variable interest entity because the holders of the equity investment at risk in the Lessors do not have the obligation to absorb their expected losses or receive their residual returns. Furthermore, the Company has determined that it is the primary beneficiary of each Lessor because the Company has the power to direct the activities that most significantly impact each Lessor’s economic performance, namely the operation and maintenance of the significant assets of each Lessor, and the Company has the obligation to absorb losses or rights to receive benefits from the Lessors that could potentially be significant to the Lessors. Accordingly, and pursuant to consolidation requirements under GAAP, the Company consolidates each Lessor. All intercompany transactions are eliminated in consolidation. All of the Lessors’ operating results are attributable to the noncontrolling interests in the Company’s consolidated statements of operations and all of their shareholders’ equity is presented separately from the Company’s shareholder’s equity in the Company’s consolidated balance sheets and statements of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of vehicle replacement products and scrap, and the sale of used cars and motorcycles when they are shipped or picked up by the customers and ownership has transferred, subject to an allowance for estimated returns, discounts and allowances that management estimates based upon historical information. Management analyzes historical returns (often pursuant to standard warranties on the sold products) and allowances activity by comparing the items to the original invoice amounts and dates. The

Leesville Auto Wreckers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company uses this information to project returns and allowances on products sold. If actual returns and allowances are higher than the Company’s historical experience, there would be an adverse impact on its operating results in the period of occurrence. The Company has recorded a reserve for estimated returns, discounts and allowances of approximately $95,000 and $85,000 at December 31, 2013 and 2012, respectively, within accrued expenses and other current liabilities.

The Company presents taxes assessed by government authorities collected from customers on a net basis. Therefore, the taxes are excluded from revenue on the consolidated statement of operations and are shown as current liabilities on the consolidated balance sheets until remitted. Revenue also includes amounts billed to customers for shipping and handling.

Cost of Goods Sold

Cost of goods sold primarily includes a) amounts paid for the purchase of vehicles and parts for resale, b) related auction, storage and towing fees, and c) other cost of procurement and dismantling, primarily labor and overhead allocable to dismantling operations, or in the case of motorcycle and car sales, to preparing the vehicles for sale.

Operating Expenses

Operating expenses are primarily composed of a) salaries and benefits of employees that are not related to the procurement, dismantling and/or preparation of vehicles for sale, b) facility costs such as rent, utilities, insurance, repairs and taxes not allocated to dismantling operations, c) selling and marketing costs, d) costs to distribute the Company’s products and scrap, and e) other general and administrative costs.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to customers after a review of each customer’s credit history. The Company recorded a reserve for uncollectible accounts of approximately $41,000 and $53,000 at December 31, 2013 and 2012, respectively. The reserve is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable and historical experience. Receivables are written off once collection efforts have been exhausted. Recoveries of accounts receivable previously written off are recorded when received.

Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The majority of cash and cash equivalents are maintained with several major financial institutions. Concentrations of credit risk with respect to accounts receivable are limited because a large number of customers make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

The Company primarily obtains its recycled OEM and related products from damaged, totaled or low value vehicles purchased at salvage auto auctions. For 2013 and 2012, substantially all of the vehicles purchased by the Company for dismantling were acquired at auctions run by two salvage auto auction companies.

Leesville Auto Wreckers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories consist of recycled OEM and aftermarket products, including car hulls and other materials that will be sold as scrap, as well as used cars and motorcycles for resale. Inventory costs for recycled OEM parts are established based upon the price the Company pays for a vehicle, including auction, storage and towing fees, as well as expenditures for buying and dismantling vehicles. After dismantling, the cost assigned to the salvaged parts and scrap is determined using the average cost of sales percentage at the Company and applying that percentage to the Company’s inventory at expected selling prices. The average cost to sales percentage is derived from the Company’s historical vehicle profitability for salvage vehicles purchased at auction or procured from other sources. Inventory costs for used cars and motorcycles for resale are established based on historical cost plus any applicable labor and overhead.

For all inventories, carrying value is recorded at the lower of cost or market and is reduced to reflect the age of the product and current anticipated demand. If actual demand differs from the Company’s estimates, additional reductions to inventory carrying value would be necessary in the period such determination is made.

Inventories consist of the following:

	December 31,
	2013	2012
Recycled OEM parts, related products and scrap	$3,138,930	$3,161,619
Used cars and motorcycles	709,755	563,513

	$3,848,685	$3,725,132

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the useful life of an asset are capitalized. As property and equipment are sold or retired, the applicable cost and accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss thereon is recognized. Depreciation and amortization expense is calculated using the straight-line method over the estimated useful lives or, the case of leasehold improvements, the term of the related lease or reasonably assured renewal periods, if shorter. Depreciation and amortization expense totaled approximately $138,000 and $105,000 for the years ended December 31, 2013 and 2012, respectively. Approximately $919,000 and $517,000 of property and equipment, net of accumulated depreciation, was held by the Lessors as of December 31, 2013 and 2012, respectively.

Estimated useful lives are as follows:

Land and building improvements	15 years
Buildings	39 years
Vehicles	5 years
Machinery and equipment	10 years
Leasehold improvements	10-15 years or life of lease, if shorter
Computer equipment	3 years
Office furniture and fixtures	7 years

The Company evaluates the recoverability of the carrying amount of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable based on an analysis of undiscounted cash flows. There were no such events or changes in the years ended December 31, 2013 or 2012.

Leesville Auto Wreckers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Except for certain of the Lessors that are limited liability companies, income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis and for tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets and adjusts the valuation allowance, if necessary. The factors used to assess the likelihood of realization include historical cumulative losses, the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company’s effective tax rate on future earnings.

For those Lessors structured as limited liability companies, income or loss is reported by the entities’ owners and no income tax expense or benefit is recognized in the consolidated statements of operations.

The Company recognizes the benefits of uncertain tax positions taken or expected to be taken in tax returns in the provision for income taxes only for those positions that are more likely than not to be realized. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. Should any interest or penalties accrue on uncertain tax positions, the Company would record such expense in income tax expense.

Advertising Expenses

Advertising costs, which are expensed as incurred, were approximately $32,000 and $41,000 for the years ended December 31, 2013 and 2012, respectively.

Fair Value Measurements

Fair value of financial assets and liabilities are defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market at the measurement date (exit price). The Company is required to classify fair value measurements in one of the following categories:

•	Level 1 - inputs which are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 - inputs which are defined as inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs are defined as unobservable inputs for the assets or liabilities. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Leesville Auto Wreckers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Certain assets and liabilities are required to be recorded at fair value on either a recurring or non-recurring basis; however, the Company has no assets or liabilities that require recurring fair value measurements. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company’s debt is carried at cost and approximates fair value due to its fixed interest rates, which are consistent with the interest rates in the market.

The Company may be required, on a non-recurring basis, to adjust the carrying value of the Company’s property and equipment. When necessary, these valuations are determined by the Company using Level 3 inputs. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist. There have been no indicators of impairment during 2013 or 2012.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, which amends FASB Accounting Standards Codification (“ASC”) Topic 205, Presentation of Financial Statements, and FASB ASC Topic 360, Property, Plant, and Equipment. This standard amends the definition of a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This guidance is effective on a prospective basis for annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued or available for issuance. The Company expects to adopt this standard on a prospective basis beginning January 1, 2015. Adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The guidance in this update supersedes nearly all existing revenue recognition guidance under U.S. GAAP and creates a single, principle-based revenue recognition framework that is codified in a new FASB ASC Topic 606. The core principle of this guidance is for the recognition of revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new revenue standard is effective for nonpublic entities’ annual reporting periods beginning after December 15, 2017. Early adoption is permitted, but only for annual reporting periods beginning after December 15, 2016. The new standard allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the transition method that will be elected and the potential effects of the adoption of the new standard on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, which amends ASC Topic 205, Presentation of Financial Statements, to describe management’s responsibility to evaluate whether there is substantial doubt about an organizations ability to continue as a going concern and to provide related footnote disclosures. This guidance will be effective for the Company’s year ending December 31, 2016. The Company does not expect adoption of this ASU to have a material impact on its consolidated financial statements.

Leesville Auto Wreckers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Long-term Debt

The Company’s long-term debt as of December 31, 2013 consists of a note payable entered into by one of the Lessors in October 2013. Interest is due annually beginning in October 2014 and the entire principal is due in October 2018. The interest rate on the note is fixed at 3% for the term of the note. Proceeds from the note were used to partially finance the purchase of land and a building. The note is collateralized by the land and building.

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2013 and 2012, consist of following:

	2013	2012
Prepaid insurance	$248,522	$195,585
Prepaid license fees	75,133	—
Deposits and other	5,510	11,562

Total prepaid expenses and other current assets	$329,165	$207,147

Note 5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2013 and 2012, consist of following:

	2013	2012
Employee salaries and benefits payable	$178,366	$147,098
Reserve for returns, discounts and allowances	95,000	85,000
Other	11,634	74,434

Total accrued expenses and other current liabilities	$285,000	$306,532

Note 6. Commitments and Contingencies

Operating Lease

One of the Lessors is obligated under a noncancelable operating lease for land, as well as various other equipment leases. The future minimum lease commitments under these leases at December 31, 2013, are as follows:

Years ending December 31:
2014	$49,800
2015	19,500
2016	24,000
2017	24,000
2018	24,000
Thereafter	42,000

Future minimum lease payments	$183,300

Rental expense was approximately $18,000 during each of the years ended December 31, 2013 and 2012.

Leesville Auto Wreckers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Environmental and Related Contingencies

The Company is subject to a variety of environmental and pollution control laws and regulations incident to the ordinary course of business. The Company currently expects that the resolution of any potential contingencies arising from compliance with these laws and regulations will not materially affect the Company’s financial position, results of operations or cash flows.

Note 7. Income Taxes

The provision (benefit) for income taxes consists of the following components:

	For the year ended December 31,
	2013	2012
Current
Federal	$116,358	$26,201
State	23,053	7,523

Total current income tax expense	139,411	33,724

Deferred
Federal	2,882	(64,697)
State	504	(11,303)

Total deferred income tax expense (benefit)	3,386	(76,000)

Income tax expense (benefit)	$142,797	$(42,276)

The U.S. federal statutory rate is reconciled to the effective tax rate as follows:

	For the year ended December 31,
	2013	2012
U.S. federal statutory rate	34.00%	(34.00)%
State income taxes, net of state credits and federal tax impact	10.21	(1.73)
Non-deductible expenses	3.05	3.49
Unrecognized income tax benefits	45.47	16.63
Income from pass-through entities	(25.37)	(3.40)
Other, net	(1.19)	(3.16)

Effective income tax rate	66.17%	(22.17)%

Leesville Auto Wreckers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31,
	2013	2012
Deferred income tax assets
Accrued expenses and reserves	$54,318	$55,117
Net operating loss carryforwards	—	29,040

Total deferred income tax assets	54,318	84,157
Deferred income tax liabilities
Property and equipment	(72,928)	(61,629)
Inventories	(1,173,853)	(1,150,580)
Accounts receivable	(308,932)	(391,098)
Prepaid insurance	(99,248)	(78,105)

Total deferred income tax liabilities	(1,654,961)	(1,681,412)

Net deferred income tax liability	$(1,600,643)	$(1,597,255)

The Company had net operating loss carryforwards for federal and certain state tax jurisdictions of $0 and $72,709 at December 31, 2013 and 2012, respectively. Realization of these deferred tax assets is dependent on the generation of sufficient taxable income prior to the expiration dates. Based on historical and projected operating results, the Company believes that it is more likely than not that earnings will be sufficient to realize the deferred tax assets for which valuation allowances have not been provided. While the Company expects to realize the deferred tax assets, net of valuation allowances, changes in estimates of future taxable income or in tax laws may alter this expectation.

The Company’s uncertain tax positions include positions related to the timing of certain deductions for income tax purposes. The related basis differences caused by this timing of deductions for income tax purposes and the timing of expense recognition for financial reporting purposes are reflected in the Company’s deferred income tax liabilities. However, interest and penalties are separately recorded for these uncertain tax positions as part of income tax expense and amounted to $115,863 and $37,133 for the years ended December 31, 2013 and 2012, respectively. The Company had accumulated interest and penalties of $152,996 and $37,133 as of December 31, 2013 and 2012, respectively, which represents the reserve for uncertain tax positions on the consolidated balance sheets.

The Company is generally no longer subject to examination in primary tax jurisdictions for tax years through 2010. The Company is not currently subject to any audits or examinations.

Note 8. Related Party Transactions

In addition to the Lessors, the Company’s shareholder, sometimes along with a Company employee, wholly or partially own other entities with which the Company or the Lessors have had transactions. In one case, $500,000 of cash was loaned by the Company to one of these other entities in January 2013 and repaid, with no interest, during 2013. In several instances, the shareholder used distributions from one or more of these other entities to fund contributions into one or more of the Lessors. During the years ended December 31, 2013 and 2012, such contributions amounted to $163,794 and $30,147, respectively. In certain cases, the Company has determined that these other entities are variable interest entities and that, at certain times, the Company or the Lessors have variable interests in such entities. However, in each case, the Company determined that other variable interest holders in those other entities had more power to direct the activities of those other entities that most significantly impact their economic performance or were more closely related to them. As such, these other entities are not consolidated with the Company.

Leesville Auto Wreckers, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additionally, the Company leases certain computer equipment and software from one of these other entities on a month-to-month basis. Related rental expense was approximately $24,000 for each of the years ended December 31, 2013 and 2012. Some of the Lessors lease real estate to some of these other entities on a month-to-month basis. Related rental income, included in net revenues on the consolidated statements of operations, was approximately $105,000 and $15,000 for the years ended December 31, 2013 and 2012, respectively. The Company also sells inventory to one of these other entities. Related net revenues were approximately $236,000 and $110,000 for the years ended December 31, 2013 and 2012, respectively. The aggregate amounts due to or from the Company and these other entities were immaterial at each of December 31, 2013 and 2012.

Note 9. Employee Benefit Plan

The Company provides a defined contribution plan covering eligible employees, which includes a matching contribution. The matching Company contributions to this plan were approximately $171,000 and $147,000 for the years ended December 31, 2013 and 2012, respectively.

Note 10. Subsequent Events

The Company has evaluated subsequent events through December 4, 2014, which is the date the consolidated financial statements were available to be issued. All subsequent events requiring recognition or disclosure have been incorporated into these consolidated financial statements.

The shareholder of the Company entered into an agreement dated August 18, 2014 with Fenix Parts, Inc. (“Fenix”) under which Fenix will acquire 100% of the Company’s shares for cash and Fenix common stock, contingent on, among other things, the closing of an initial public offering of that common stock. Fenix will not acquire the equity interests of any of the Lessors.

[Placeholder for September 30, 2014 and September 30, 2013

Financial Statements]

            Shares

Fenix Parts, Inc.

Common Stock

PRELIMINARY PROSPECTUS

BMO CAPITAL MARKETS

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Fenix Parts, Inc. in connection with the sale and distribution of common stock being registered. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Blue Sky fees and expenses		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent and Registrar fees		*
Insurance premiums		*
Miscellaneous expenses		*

Total		*

* To be completed by amendment.

Item 14. Indemnification of Directors and Officers

The Registrant is governed by the Delaware General Corporation Law, as the same exists or may hereafter be amended (the “General Corporation Law”). Section 145 of the General Corporation Law (“Section 145”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 145 also provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

The Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Registrant will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Registrant or any predecessor of the Registrant, or serves or served at any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee or agent at the request of the Registrant or any predecessor of the Registrant.

The Registrant’s Amended and Restated Bylaws provide for mandatory indemnification to the fullest extent permitted by General Corporation Law against all expense, liability and loss including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlements, provided that the Registrant shall not be required to indemnify unless the proceeding in which indemnification is sought was authorized in advance by the Registrant’s board of directors.

The Registrant’s Amended and Restated Certificate of Incorporation eliminates the liability of a director of the registrant to the fullest extent under applicable law. Pursuant to Section 102(b)(7) of the General Corporation Law, a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) from any transaction from which the director derived an improper personal benefit.

The Registrant’s directors and executive officers are covered by insurance maintained by the Registrant against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Registrant has entered into contracts with its directors and executive officers providing indemnification of such directors and executive officers by the Registrant to the fullest extent permitted by law, subject to certain limited exceptions.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its officers and directors, and by the Registrant of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

The following is a summary of the Registrant’s transactions within the last three years, involving sales of the Registrant’s securities that were not registered under the Securities Act:

(a)        On January 2, 2014, the Registrant issued and sold an aggregate of 900 shares of common stock to its five founders at a purchase price of $0.10 per share paid in cash. Such shares will undergo a 2,000-for-1 stock split immediately prior to the closing of this offering.

(b)        In March and April 2014, the Registrant issued and sold an aggregate of 201 shares of common stock to 13 persons, including three of its founders at a purchase price of $10,000 per share paid in cash. Such shares will undergo a 2,000-for-1 stock split immediately prior to the closing of this offering.

(c)        In September, 2014, the Registrant issued and sold an aggregate of 59 shares of common stock to six persons, including one of its founders, at a purchase price of $15,000 per share paid in cash. Such shares will undergo a 2,000-for-1 stock split immediately prior to the closing of this offering.

Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information.

Item 16. Exhibits and Financial Statement Schedules

(a)         Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

2.1	Form of Registration Rights Agreement among the stockholders of each US Founding Company (other than Standard Auto Wreckers, Inc.) and the Registrant.

2.2	Form of Registration Rights Agreement among the Registrant, Goldy Metals Incorporated and Goldy Metals (Ottawa) Incorporated.

3.1	Certificate of Incorporation of the Registrant.

3.2*	Proposed Amended and Restated Certificate of Incorporation of the Registrant.

3.3	Bylaws of the Registrant.

3.4*	Proposed Amended and Restated Bylaws of the Registrant.

4.1*	Form of the Registrant’s Common Stock Certificate.

5.1*	Opinion of Johnson and Colmar.

10.1#	Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.2#	2014 Incentive Stock Plan.

10.3*#	Form of Option Agreement.

10.4#	Offer Letter and noncompetition agreement dated November 3, 2014 with W. Kent Robertson, Chief Executive Officer of the Registrant.

10.5#	Offer Letter and noncompetition agreement dated November 3, 2014 with Scott Pettit, Chief Financial Officer of the Registrant.

10.6#	Form of Employment Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant and David Gold, Executive Vice President of the Registrant. (See Exhibit C to Exhibit 10.15.)

10.7#	Form of employment side letter between the Registrant and David Gold.

10.8	Combination Agreement dated as of August 27, 2014 among the Registrant, Donald Beagell, Jr., Cynthia Howard, Gregory Beagell, Michael Colsten and Don’s Automotive Mall, Inc.

10.9	Combination Agreement dated as of August 11, 2014 among the Registrant, Mark Eiss, John Eiss, Timothy Eiss and Eiss Brothers, Inc.

10.10	Combination Agreement dated as of August 26, 2014 among the Registrant, Gary A. Beagell, Linda Beagell, Steve Barkwell and Gary’s U-Pull It, Inc.

10.11	Combination Agreement dated as of August 14, 2014 among the Registrant, Brian Shell, Jason Finley, Adam Mervis, Mervis 2006, LLC, Michael Stanley and Green Oak Investments LLC dba GO Auto Recycling.

10.12	Combination Agreement dated as of August 27, 2014 among the Registrant, Bonita Beagell, Cynthia Howard, Gregory Beagell, Randy Howard, Michael Colsten, Leatrice Colsten, Darcy Beagell, Jessica Phillips and Horseheads Automotive Recycling, Inc.

10.13	Combination Agreement dated as of September 30, 2014 among the Registrant, Larry Brown, Stephen Brown and Jerry Brown, Ltd.

10.14	Combination Agreement dated as of August 18, 2014 among the Registrant, John J. Brennan and Leesville Auto Wreckers, Inc.

10.15	Combination Agreement dated as of September 24, 2014 among the Registrant, David A. Gold, Kenneth L. Gold, Goldy Metals Incorporated, Goldy Metals Holdings Inc. and Standard Auto Wreckers, Inc.

10.16	Amended and Restated Combination Agreement dated as of November 10, 2014 among the Registrant, Fenix Parts Canada, Inc., David A. Gold, Kenneth L. Gold, Goldy Metals Incorporated, End of Life Vehicles Inc., Goldy Metals (Ottawa) Incorporated and 2434861 Ontario Inc.

10.17	Form of Exchange Agreement between the Registrant and Fenix Parts Canada, Inc. (See Exhibit I to Exhibit 10.16.)

10.18	Form of Voting and Exchange Trust Agreement among the Registrant, Fenix Parts Canada, Inc. and as Trustee. (See Exhibit A to Exhibit I to Exhibit 10.16.)

10.19	Form of Lease Agreement between the Don’s Automotive Mall, Inc., a subsidiary of the Registrant, and D & B Holdings, LLC, for the Registrant’s facility located at 216 Colesville Road, Binghamton, New York. (See Exhibit I-1 to Exhibit 10.8.)

10.20	Form of Lease Agreement between Gary’s U-Pull It, Inc., a subsidiary of the Registrant, and Beagell Properties, LLC for the Registrant’s facility located at 13 Barlow Road, Binghamton, New York. (See Exhibit G-2 to Exhibit 10.10.)

10.21	Form of Lease Agreement between Green Oak Investments LLC dba GO Auto Recycling, a subsidiary of the Registrant, and New Kings LLC, 2014, for the Registrant’s facility located at 12270 New Kings Road, Jacksonville, Florida. (See Exhibit F to Exhibit 10.11.)

10.22	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Dalana Realty, Inc., for the Registrant’s facility located at 3800 Highland Avenue, Niagara Falls, New York. (See Exhibit A to Exhibit 10.15.)

10.23	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Goldy Metals (Ottawa) Incorporated, for the Registrant’s facility located at 5402 Old Richmond Road, Ottawa, Ontario. (See Exhibit H-2 to Exhibit 10.16).

10.24	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Standard Auto Wreckers (Cornwall), Inc. for the Registrant’s facility located at 4345 Northfield Road, Ottawa (Cornwall), Ontario. (See Exhibit H-1 to Exhibit 10.16.)

10.25	Form of Lease Agreement between Don’s Automotive Mall, Inc., a subsidiary of the Registrant, and BBHC, LLC, for the Registrant’s facility located at 1245 Sleepy Hollow Road, Pennsburg, Pennsylvania. (See Exhibit I-2 to Exhibit 10.8.)

10.26	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Standard Auto Wreckers (Port Hope) Inc., for the Registrant’s facility located at 260 Peter Street, Port Hope, Ontario. (See Exhibit H-4 to Exhibit 10.16.)

10.27	Form of Lease Agreement between Jerry Brown, Ltd., a subsidiary of the Registrant, and JBAP Properties, LLC, SBLB Properties, LLC and SBLB Properties II, LLC., for the Registrant’s facility located at 26 Lower Warren Street, Queensbury, New York. (See Exhibit G to Exhibit 10.13.)

10.28	Form of Lease Agreement between the Registrant and Loki-Lot I, LLC, for the Registrant’s facility located at 391 E. Inman Avenue, Rahway, New Jersey. (See Exhibit G-2 to Exhibit 10.14.)

10.29	Form of Lease Agreement between the Registrant and PPP Group, LLC, for the Registrant’s facility located at 63 Adele Street, Rahway, New Jersey. (See Exhibit G-4 to Exhibit 10.14.)

10.30	Form of Lease Agreement between the Registrant and Loki-Lot II, LLC, for the Registrant’s facility located at 20 Leesville Avenue, Rahway (Avenel), New Jersey. (See Exhibit G-3 to Exhibit 10.14.)

10.31	Form of Lease Agreement between the Registrant and Gin-Jac, Inc., for the Registrant’s facility located at 186 Leesville Avenue, Rahway (Avenel), New Jersey. (See Exhibit G-1 to Exhibit 10.14.)

10.32	Form of Lease Agreement between Eiss Brothers, Inc., a subsidiary of the Registrant, and Mark Eiss, John Eiss and Tim Eiss, for the Registrant’s facility located at 28250 St. Rte. 37, Watertown, New York. (See Exhibit G to Exhibit 10.9.)

10.33	Form of Lease Agreement between Gary’s U-Pull It, Inc., a subsidiary of the Registrant, and Beagell Properties, LLC, for the Registrant’s facility located at 230-246 Colesville Road, Binghamton, New York. (See Exhibit G-1 to Exhibit 10.10.)

10.34	Form of Lease Agreement between Horseheads Automotive Recycling, Inc., a subsidiary of the Registrant, and Don’s Independent Salvage Company, LLC, for the Registrant’s facility located at 1592 Sears Road, Elmira, New York. (See Exhibit F to Exhibit 10.12.)

10.35	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Kenneth L. Gold and Goldy Metals Incorporated, for the Registrant’s facility located at 1216 Sewells Road, Scarborough, Ontario. (See Exhibit H-3 to Exhibit 10.16.)

23.1	Consent of BDO USA, LLP.

23.2*	Consent of Johnson and Colmar (contained in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page hereto).

99.1*	Consent of Nominee for Director (Beagell).

99.2*	Consent of Nominee for Director (Dayton).

99.3*	Consent of Nominee for Director (Kogler).

99.4*	Consent of Nominee for Director (O’Brien).

99.5*	Consent of Nominee for Director (ten Brink).

*	To be filed by amendment.

#	Management contract or compensatory plan or arrangement.

(b)         Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)         For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)         For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 4th day of December, 2014.

FENIX PARTS, INC.

By:	/s/ W. Kent Robertson
W. Kent Robertson President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, W. Kent Robertson and Scott Pettit, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments (including, without limitation, post-effective Amendments and any amendments or abbreviated registration statements increasing the amount of securities for which registration is being sought) to this Registration Statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ W. Kent Robertson W. Kent Robertson	President, Chief Executive Officer and Director (principal executive officer)	December 4, 2014

/s/ Scott Pettit Scott Pettit	Chief Financial Officer (principal financial and accounting officer)	December 4, 2014

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

2.1	Form of Registration Rights Agreement among the stockholders of each US Founding Company (other than Standard Auto Wreckers, Inc.) and the Registrant.

2.2	Form of Registration Rights Agreement among the Registrant, Goldy Metals Incorporated and Goldy Metals (Ottawa) Incorporated.

3.1	Certificate of Incorporation of the Registrant.

3.2*	Proposed Amended and Restated Certificate of Incorporation of the Registrant.

3.3	Bylaws of the Registrant.

3.4*	Proposed Amended and Restated Bylaws of the Registrant.

4.1*	Form of the Registrant’s Common Stock Certificate.

5.1*	Opinion of Johnson and Colmar.

10.1#	Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.2#	2014 Incentive Stock Plan.

10.3*#	Form of Option Agreement.

10.4#	Offer Letter and noncompetition agreement dated November 3, 2014 with W. Kent Robertson, Chief Executive Officer of the Registrant.

10.5#	Offer Letter and noncompetition agreement dated November 3, 2014 with Scott Pettit, Chief Financial Officer of the Registrant.

10.6#	Form of Employment Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant and David Gold, Executive Vice President of the Registrant. (See Exhibit C to Exhibit 10.16.)

10.7#	Form of employment side letter dated between the Registrant and David Gold.

10.8	Combination Agreement dated as of August 27, 2014 among the Registrant, Donald Beagell, Jr., Cynthia Howard, Gregory Beagell, Michael Colsten and Don’s Automotive Mall, Inc.

10.9	Combination Agreement dated as of August 11, 2014 among the Registrant, Mark Eiss, John Eiss, Timothy Eiss and Eiss Brothers, Inc.

10.10	Combination Agreement dated as of August 26, 2014 among the Registrant, Gary A. Beagell, Linda Beagell, Steve Barkwell and Gary’s U-Pull It, Inc.

10.11	Combination Agreement dated as of August 14, 2014 among the Registrant, Brian Shell, Jason Finley, Adam Mervis, Mervis 2006, LLC, Michael Stanley and Green Oak Investments LLC dba GO Auto Recycling.

10.12	Combination Agreement dated as of August 27, 2014 among the Registrant, Bonita Beagell, Cynthia Howard, Gregory Beagell, Randy Howard, Michael Colsten, Leatrice Colsten, Darcy Beagell, Jessica Phillips and Horseheads Automotive Recycling, Inc.

10.13	Combination Agreement dated as of September 30, 2014 among the Registrant, Larry Brown, Stephen Brown and Jerry Brown, Ltd.

10.14	Combination Agreement dated as of August 18, 2014 among the Registrant, John J. Brennan and Leesville Auto Wreckers, Inc.

10.15	Combination Agreement dated as of September 24, 2014 among the Registrant, David A. Gold, Kenneth L. Gold, Goldy Metals Incorporated, Goldy Metals Holdings Inc. and Standard Auto Wreckers, Inc.

10.16	Amended and Restated Combination Agreement dated as of November 10, 2014 among the Registrant, Fenix Parts Canada, Inc., David A. Gold, Kenneth L. Gold, Goldy Metals Incorporated, End of Life Vehicles Inc., Goldy Metals (Ottawa) Incorporated and 2434861 Ontario Inc.

10.17	Form of Exchange Agreement between the Registrant and Fenix Parts Canada, Inc. (See Exhibit I to Exhibit 10.16.)

10.18	Form of Voting and Exchange Trust Agreement among the Registrant, Fenix Parts Canada, Inc. and as Trustee. (See Exhibit A to Exhibit I to Exhibit 10.16.)

10.19	Form of Lease Agreement between the Don’s Automotive Mall, Inc., a subsidiary of the Registrant, and D & B Holdings, LLC, for the Registrant’s facility located at 216 Colesville Road, Binghamton, New York. (See Exhibit I-1 to Exhibit 10.8.)

10.20	Form of Lease Agreement between Gary’s U-Pull It, Inc., a subsidiary of the Registrant, and Beagell Properties, LLC for the Registrant’s facility located at 13 Barlow Road, Binghamton, New York. (See Exhibit G-2 to Exhibit 10.10.)

10.21	Form of Lease Agreement between Green Oak Investments LLC dba GO Auto Recycling, a subsidiary of the Registrant, and New Kings LLC, 2014, for the Registrant’s facility located at 12270 New Kings Road, Jacksonville, Florida. (See Exhibit F to Exhibit 10.11.)

10.22	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Dalana Realty, Inc., for the Registrant’s facility located at 3800 Highland Avenue, Niagara Falls, New York. (See Exhibit A to Exhibit 10.15.)

10.23	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Goldy Metals (Ottawa) Incorporated, for the Registrant’s facility located at 5402 Old Richmond Road, Ottawa, Ontario. (See Exhibit H-2 to Exhibit 10.16.)

10.24	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Standard Auto Wreckers (Cornwall), Inc. for the Registrant’s facility located at 4345 Northfield Road, Ottawa (Cornwall), Ontario. (See Exhibit H-1 to Exhibit 10.16.)

10.25	Form of Lease Agreement between Don’s Automotive Mall, Inc., a subsidiary of the Registrant, and BBHC, LLC, for the Registrant’s facility located at 1245 Sleepy Hollow Road, Pennsburg, Pennsylvania. (See Exhibit I-2 to Exhibit 10.8.)

10.26	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Standard Auto Wreckers (Port Hope) Inc., for the Registrant’s facility located at 260 Peter Street, Port Hope, Ontario. (See Exhibit H-4 to Exhibit 10.16).

10.27	Form of Lease Agreement between Jerry Brown, Ltd., a subsidiary of the Registrant, and JBAP Properties, LLC, SBLB Properties, LLC and SBLB Properties II, LLC., for the Registrant’s facility located at 26 Lower Warren Street, Queensbury, New York. (See Exhibit G to Exhibit 10.13.)

10.28	Form of Lease Agreement between the Registrant and Loki-Lot I, LLC, for the Registrant’s facility located at 391 E. Inman Avenue, Rahway, New Jersey. (See Exhibit G-2 to Exhibit 10.14.)

10.29	Form of Lease Agreement between the Registrant and PPP Group, LLC, for the Registrant’s facility located at 63 Adele Street, Rahway, New Jersey. (See Exhibit G-4 to Exhibit 10.14.)

10.30	Form of Lease Agreement between the Registrant and Loki-Lot II, LLC, for the Registrant’s facility located at 20 Leesville Avenue, Rahway (Avenel), New Jersey. (See Exhibit G-3 to Exhibit 10.14.)

10.31	Form of Lease Agreement between the Registrant and Gin-Jac, Inc., for the Registrant’s facility located at 186 Leesville Avenue, Rahway (Avenel), New Jersey. (See Exhibit G-1 to Exhibit 10.14.)

10.32	Form of Lease Agreement between Eiss Brothers, Inc., a subsidiary of the Registrant, and Mark Eiss, John Eiss and Tim Eiss, for the Registrant’s facility located at 28250 St. Rte. 37, Watertown, New York. (See Exhibit G to Exhibit 10.9.)

10.33	Form of Lease Agreement between Gary’s U-Pull It, Inc., a subsidiary of the Registrant, and Beagell Properties, LLC, for the Registrant’s facility located at 230-246 Colesville Road, Binghamton, New York. (See Exhibit G-1 to Exhibit 10.10.)

10.34	Form of Lease Agreement between Horseheads Automotive Recycling, Inc., a subsidiary of the Registrant, and Don’s Independent Salvage Company, LLC, for the Registrant’s facility located at 1592 Sears Road, Elmira, New York. (See Exhibit F to Exhibit 10.12.)

10.35	Form of Lease Agreement between Fenix Parts Canada, Inc., a subsidiary of the Registrant, and Kenneth L. Gold and Goldy Metals Incorporated, for the Registrant’s facility located at 1216 Sewells Road, Scarborough, Ontario. (See Exhibit H-3 to Exhibit 10.16).

23.1	Consent of BDO USA, LLP.

23.2*	Consent of Johnson and Colmar (contained in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page hereto).

99.1*	Consent of Nominee for Director (Beagell).

99.2*	Consent of Nominee for Director (Dayton).

99.3*	Consent of Nominee for Director (Kogler).

99.4*	Consent of Nominee for Director (O’Brien).

99.5*	Consent of Nominee for Director (ten Brink).

*	To be filed by amendment.

#	Management contract or compensatory plan or arrangement.